FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Minutes of the 587th Meeting of the Board of Directors Held on February 6, 2014

2.	Minutes of the Ordinary and Extraordinary General Meetings of Stockholders Held, concurrently, on April 30, 2014

3.	Notice to Stockholders Dated April 30, 2014: Proposal and Convocation of Extraordinary General Meeting of Stockholders to be Held on June 3, 2014

4.	Summary of Principal Decisions of the 595th Meeting of the Board of Directors Held on May 8, 2014

5.	Market Announcement Dated May 15, 2014: Judgment suspended in Jaguara Plant mandamus case

6.	Market Announcement Dated May 15, 2014: Reply to BM&FBovespa Request for Information GAE 1906/14, of May 14, 2014

7.	Market Notice Dated May 19, 2014: Lazard Management Reports Holding of 5.14%

8.	Earnings Release of First Quarter 2014 Results

9.	First Quarter 2014 Results — Presentation

10.	Annual and Sustainability Report 2013

11.	Minutes of the Extraordinary General Meeting of Stockholders Held on June 3, 2014

12.	Carbon Disclosure Project 2014 — Publication

13.	Market Announcement: XIX Annual Meeting Cemig - Apimec — Presentation

14.	Market Announcement: XIX Annual Meeting Cemig x Apimec — Market and Guidance 2014-2018

15.	Market Notice Dated June 5, 2014: Lazard Asset Management reduces holding to below 5%

16.	Summary of Principal Decisions of the 596th Meeting of the Board of Directors Held on June 6, 2014

17.	Material Announcement Dated June 9, 2014: Acquisition of further interest in Santo Antônio Energia 81% complete

18.	Summary of Minutes of the 567th Meeting of the Board of Directors Held on May 16, 2013

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Officer for Finance and Investor Relations

Date: June 11, 2014

1. Summary of Minutes of the 587th Meeting of the Board of Directors Held on February 6, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

587TH MEETING

Date, time and place:	February 6, 2014, at 9 a.m., at the company’s head office,

Meeting Committee:	Chair:	Djalma Bastos de Morais;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                               Conflict of interest: The Chair asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II                          The Board approved the minutes of this meeting.

III                     The Board authorized:

a)             Creation of a wholly-owned subsidiary of the Company with head office in Spain, to be named Cemig Overseas S.L.

The objects of this company shall be: to purchase, sign, exchange and sell, on its own behalf, without activities of an intermediary, all types of securities, Brazilian or otherwise, issued by companies, of any legal type, whose activities are related to energy services in their various fields, and in particular to carry out activities of management and administration of securities representing the share capital of entities with head office in Spain or otherwise.

This company shall have initial share capital of three hundred thousand euros, represented by three hundred thousand shares, to be subscribed for one euro each, and fully paid up in cash, for which the foreign exchange transaction shall be made and finalized on the date of constitution of the company.

Appointment of:

Mr. Fernando Henrique Schüffner Neto and Mr. Luiz Fernando Rolla as directors of Cemig Overseas S.L., for a period of office of two years.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)             Constitution of the Cemig—EPM Consortium, with Empresas Públicas de Medellín E.S.P. (EPM), through signature by the parties of the following legal instruments:

1)             A Consortium Agreement, for the purpose of presenting a joint bid in the Second Phase of the Process of Sale by the government of Colombia of its shares in Isagen S.A. E.S.P. (Isagen).

•         In this consortium Cemig will hold an interest of 87.7% and EPM will hold an interest of 12.3%.

•         This proportion may be changed by the parties if the offering of shares is less than 57.6624% of the total capital of Isagen.

•         Cemig shall be entitled to assign the whole of its interest in the said Consortium to any company in which it has direct or indirect control, provided such assignment has the consent of EPM.

2)             A Memorandum of Understanding, for structuring of an economic offer in the Process of Sale, to provide for EPM to own up to 20% of the subscribed and paid-up capital.

•         In the event that the consortium wins the bid, Cemig shall exercise either direct or indirect control of Isagen, and shall have the right to assign the whole of its interest to any company in which it has direct or indirect control, provided that such assignment has the consent of EPM.

IV                      Comments: The Chair spoke on a subject of interest to the Company.

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck,

Djalma Bastos de Morais,

Arcângelo Eustáquio Torres Queiroz,

Fuad Jorge Noman Filho,

Guy Maria Villela Paschoal,

João Camilo Penna,

Paulo Roberto Reckziegel Guedes,

Tadeu Barreto Guimarães,

Wando Pereira Borges,

Adriano Magalhães Chaves,

Bruno Magalhães Menicucci,

José Augusto Gomes Campos,

Newton Brandão Ferraz Ramos,

Tarcísio Augusto Carneiro,

Christiano Miguel Moysés,

Marina Rosenthal Rocha,

Paulo Sérgio Machado Ribeiro;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed by:)   Anamaria Pugedo Frade Barros.

Commercial Board of the State of Minas Gerais

I certify registry on:  May 15, 2014

Under the number: 5271986

Filing Receipt number: 14/326.590-3

Marinely de Paula Bomfim

General Secretary

2. Minutes of the Ordinary and Extraordinary General Meetings of Stockholders Held, concurrently, on April 30, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

ORDINARY AND EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

HELD, CONCURRENTLY, ON APRIL 30, 2014

At 11 a.m. on April 30, 2014, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting on first convocation, at the Company’s head office, Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements. The stockholder The State of Minas Gerais was represented by the General Attorney of Minas Gerais State, Mr. Roney Luiz Torres Alves da Silva, in accordance with the legislation. Also present were: the Chair of the Audit Board, Mr. Aristóteles Luiz Menezes Vasconcellos Drummond; Deloitte Touche Tohmatsu Auditores Independentes, represented by Mr. José Ricardo Faria Gomez, CRC-SP 218398/O-1 S/MG, and Mr. Leonardo Fonseca de Freitas Maia, CRC-MG 079276/O-7; and the Chief Finance and Investor Relations Officer of Cemig, Mr. Luiz Fernando Rolla.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Ordinary and an Extraordinary General Meeting of Stockholders.  She further stated that under Clause 10 of the Company’s by-laws, the stockholders present should choose the Chair of this Meeting.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of the stockholder Luiz Fernando Rolla to chair the Meeting.  The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and unanimously approved.

The Chair then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published on March 25, 26 and 27 of this year, in the newspapers Minas Gerais, official publication of the Powers of the State, on pages 37, 69 and 69, respectively, and O Tempo, on pages 32, 33 and 33, respectively, the content of which is as follows:

“COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS CONVOCATION

Stockholders are hereby called to an Ordinary and an Extraordinary General Meeting of Stockholders, to be held, concurrently, on April 30, 2014 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, in the city of Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1                 Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2013, and their complementary documents.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2                 Allocation of the Net profit for the 2013 business year, in the amount of R$ 3,103,855,000, and of the balance of retained earnings, in the amount of R$ 109,056,000.

3                 Decision on the form and date of payment of dividends, and Interest on Equity, in the amount of R$ 1,655,602,000.

4                 Election of the sitting and substitute members of the Audit Board, due to the completion of their period of office; and setting of their remuneration.

5                 Election of the sitting and substitute members of the Board of Directors, due to the completion of their current period of office.

6                 Setting of the remuneration of the Company’s Managers.

7                 Orientation of the vote of the Company’s representative(s) in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A. (“Cemig D”), also to be held on April 30, 2014, as to the following:

a)             Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2013, and their complementary documents.

b)             Proposal for allocation of the net profit for 2013, in the amount of R$ 490,254,000.

c)              Decision on the form and date of payment of dividends and Interest on Equity, in the amount of R$ 263,600,000.

c)              Election of the sitting and substitute members of the Board of Directors, if there is alteration in the composition of the Board of Directors of Cemig.

e)              Election of the sitting and substitute members of the Audit Board, due to the completion of their period of office.

8                 Orientation of the vote(s) of the Company’s representative in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig Geração e Transmissão S.A (“Cemig GT”), also to be held on April 30, 2014 as to the following:

a)             Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2013, and their complementary documents.

b)             Allocation of

•                  the net profit for the business year 2013, in the amount of R$ 1,811,374,000, and

•                  the balance of retained earnings in the amount of R$ 94,008,000.

c)              Decision on the form and date of payment of

•            dividends, and Interest on Equity, in the amount of R$ 986,522,000.

d)             Capital increase:

Authorization, verification and approval of an increase in the share capital of Cemig GT:

• from:	R$	893,192,096.76
• to:	R$	1,700,000,000.00	,

without issuance of new shares, through capitalization of

	R$	806,807,903.24	,
comprising:	R$	419,870,518.58	from the balance of the Legal Reserve;
and	R$	386,937,384.66	from part of the Earnings Retention Reserve;

and consequent alteration of the head paragraph of Clause 5 of the by-laws of Cemig GT.

e)              Election of the sitting and substitute members of the Board of Directors, if there is any change in the composition of the Board of Directors of Cemig.

f)               Election of the sitting and substitute members of the Audit Board, due to the completion of their period of office.

Under Article 3 of CVM Instruction 165 of December 11, 1991, adoption of the multiple voting system for election of members of the Company’s Board requires the vote of stockholders representing a minimum percentage of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy at the said General Meetings of Stockholders should obey the terms of Article 126 of Law 6406/1976, as amended, and of the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by April 28, 2014, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena 1200, 19th floor, B1 Wing, Belo Horizonte, MG, Brazil.

Belo Horizonte March 13, 2014.

Dorothea Fonseca Furquim Werneck

Chair, Board of Directors”.

In accordance with Item 1 of the agenda the Chair then placed in debate the Report of Management and the Financial Statements for the year ended December 31, 2013, and the respective complementary documents, explaining that they have been widely disclosed in the press, since they were placed at the disposal of stockholders by a notice published in the newspapers Minas Gerais, the official journal of the Powers of the State, on March 22, 25 and 26 of this year, on pages 87, 37 and 69, respectively, and in O Tempo on March 22, 23 and 24 of this year, on pages 34, 38 and 18, respectively, and published again in the same newspapers on April 12 of this year.

The Chair put to the vote the Report of Management and the Financial Statements for the year ended December 31, 2013, and the respective complementary documents, and they were approved by majority, with the persons legally impeded abstaining.

Continuing the proceedings, the Chair asked the Secretary to read the Proposal by the Board of Directors, which deals with items 2, 3, 7 and 8 of the convocation, and also to read the Opinion of the Audit Board thereon. The contents of these documents are as follows:

“PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS

TO BE HELD, CONCURRENTLY, BY

APRIL 30, 2014

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig, whereas:

a)             Article 192 of Law 6404 of 15-12-1976 as amended, and Clauses 27 to 31 of the by-laws, govern the holding of an annual meeting;

b)             the Financial Statements for 2013 present net profit of R$ 3,103,855,000, and a balance of retained earnings of R$ 109,056,000 arising from realization of the Reserve for Adjustments to Stockholders’ Equity, and it is the duty of the Board of Directors to make a proposal to the Annual General Meeting for allocation of the Company’s net profit;

c)              Cemig Distribuição S.A. (“Cemig D”) and Cemig Geração e Transmissão S.A. (“Cemig GT”) are wholly-owned subsidiaries of Companhia Energética de Minas Gerais (“Cemig”);

d)             Cemig D is scheduled to hold Ordinary and Extraordinary General Meetings of Stockholders, together, on or before April 30, 2014;

e)              Cemig G is scheduled to hold Ordinary and Extraordinary General Meetings of Stockholders, together, on or before April 30, 2014;

f)               Clause 21, § 4 sub-Clause “g”, of the by-laws of Cemig states:

g)              “Clause 21 –  ...

§4          The following matters shall require a decision by the Executive Board:   ...

g)              approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the multi-year Strategic Implementation Plan;

•  now proposes to you as follows:

I)               Allocation of

•                  the net profit for the business year 2013, in the amount of  R$ 3,103,855, and of

•                  the balance of retained earnings, in the amount of R$ 109,056,000 as to:

a)             R$ 1,655,602,000 as dividends, to the Company’s stockholders, comprising:

1)             R$ 533,149,000 in the form of Interest on Equity, as per Board Spending Decisions CRCA 099/2013 of October 11, 2013, and CRD 452/2013 of December 6, 2013, to those stockholders whose names were on the company’s Nominal Share Register on December 5, 2013;

2)             R$ 1,122,453,000 in the form of dividends for 2013, to those stockholders whose names are on the company’s Nominal Share Register on the day on which the Ordinary General Meeting of Stockholders is held;

b)             R$ 1,557,309,000 to be held in Stockholders’ equity in the account Reserve under the by-laws, provided for by sub-clause “c” of the sole sub-paragraph of Clause 28 and by Clause 30 of the said by-laws.

•  the payments of dividends to be made in two equal installments, by June 30 and December 30, 2014, in accordance with the availability of cash and at the option of the Executive Board.

Appendix 1 summarizes the calculation of the dividends proposed by Management, in accordance with the Bylaws.

II)          That the representative(s) of Cemig in the Ordinary and Extraordinary General Meetings of stockholders of Cemig GT and Cemig D, both to be held by April 30, 2014, should vote in favor of the matters on the agenda, that is to say the following:

Cemig D:

a)             Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2013, and the respective complementary documents.

b)             Allocation of the net profit for 2013, in the amount of R$ 490,254,000.

c)              Decision on the form and date of payment of dividends, and of Interest on Equity, in the amount of R$ 263,600,000.

d)             Election of the sitting and substitute members of the Board of Directors, if there is a change in the composition of the Board of Directors of Cemig.

e)              Election of the sitting and substitute members of the Audit Board, due to the completion of their period of office.

Cemig GT:

a)             Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2013, and the respective complementary documents.

b)             Allocation of

•                  the net profit for the business year 2013, in the amount of R$ 1,811,374,000, and of

•                  the balance of retained earnings in the amount of R$ 94,008,000.

c)              Decision on the form and date of payment of dividends, and of Interest on Equity, in the amount of R$ 986,522,000.

d)             Capital increase:

Authorization, verification and approval of an increase in the share capital of Cemig GT:

• from:	R$	893,192,096.76
• to:	R$	1,700,000,000.00,

without issuance of new shares, through capitalization of

	R$	806,807,903.24,
comprising:	R$	419,870,518.58	from the balance of the Legal Reserve;
and	R$	386,937,384.66	from part of the Earnings Retention Reserve;

e)    Consequent redrafting of the Head paragraph of Clause 5 of the by-laws of Cemig GT, to the following:

“Clause 5        The Company’s registered capital is R$ 1,700,000,000.00 (one billion seven hundred million Reais), represented by 2,896,785,358 (two billion, eight hundred ninety six million, seven hundred eighty five thousand, three hundred fifty eight) nominal common shares without par value.”

f)               Election of the sitting and substitute members of the Board of Directors, if there is a change in the composition of the Board of Directors of Cemig.

g)              Election of the sitting and substitute members of the Audit Board, due to the completion of their period of office.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved.

Belo Horizonte, March 13, 2014.
Dorothea Fonseca Furquim Werneck	Paulo Roberto Reckziegel Guedes	Djalma Bastos de Morais
Tadeu Barreto Guimarães	Arcângelo Eustáquio Torres Queiroz	Wando Pereira Borges
Eduardo Borges de Andrade	Bruno Magalhães Menicucci	Guy Maria Villela Paschoal
José Augusto Gomes Campos	Joaquim Francisco de Castro Neto	Newton Brandão Ferraz Ramos”

APPENDIX 1

TO THE PROPOSAL BY THE BOARD OF DIRECTORS

TO THE ORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD BY APRIL 30, 2014:

ALLOCATION OF THE NET PROFIT FOR 2013

CALCULATION OF PROPOSED DIVIDENDS – COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

December 31, 2013 R$ ’000
Calculation of the Minimum Dividends required by the Bylaws for the preferred shares
Nominal value of the preferred shares	4,190,385
Percentage applied to the nominal value of the preferred shares	10.00%
Amount of the dividends by the First payment criterion	419,038

Stockholders’ equity	12,922,859
Preferred shares as a percentage of Stockholders’ equity (net of shares held in Treasury)	66.58%
Portion of Stockholders’ equity represented by the preferred shares	8,604,040
Percentage applied to the portion of Stockholders’ equity represented by the preferred shares	3.00%
Amount of the dividends by the Second payment criterion	258,121

Minimum obligatory dividends required by the by-laws for the Preferred Shares	419,038

Obligatory Dividend
Net profit for the year	3,103,855
Obligatory dividend — 50.00% of net profit	1,551,928

Net dividends proposed:
Interest on Equity	533,149
Ordinary dividends	1,067,925
1,601,074
Income tax on Interest on Equity	(49,146)
1,551,928
Additional dividends	54,528
1,606,456

Dividend per share, R$
Minimum Dividends required by the by-laws for the preferred shares	0.50
Obligatory dividend (net of withholding Income tax on Interest on Equity)	1.23
Proposed dividends (net of withholding Income tax on Interest on Equity)	1.28

“OPINION  OF THE AUDIT BOARD

The undersigned members of the Audit Board of Companhia Energética de Minas Gerais – Cemig, in the performance of their duties under the law and under the by-laws, have examined the Proposal by the Board of Directors to the Ordinary and Extraordinary General Meetings of Stockholders to be held by April 30, 2014, in relation to the allocation of the net profit for 2013, in the amount of R$ 3,103,855,000, and of the balance of retained earnings arising from realization of the Stockholders’ Equity Valuation Adjustments Reserve, as follows:

a)             R$ 1,655,602,000 to be allocated as dividends to stockholders, as follows:

1)                         R$ 533,149,000 in the form of Interest on Equity, in accordance with the following Board Spending Decisions:

CRCA 099/2013, of October 11, 2013, and

CRD 452/2013, of  December 6, 2013

•  to stockholders on the Company’s Nominal Share Registry on December 5, 2013; and

2)                         R$ 1,122,453,000 in the form of dividends for the 2013 business year,

•  to stockholders of record on the date on which the Ordinary General Meeting is held;

b)             R$ 1,557,309,000 to be held in Stockholders’ equity in the Reserve Account Under the By-laws, specified in Subclause ‘c’ of the sole sub-paragraph of Clause 28, and in Clause 30, of the by-laws.

• the payments of the dividends to be made in two installments, by June 30 and December 30, 2014, which dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

After carefully analyzing the said proposals and further taking into account that the applicable rules governing the matters have been complied with, it is opinion of the members of the Audit Board that they should be approved by the said General Meetings of Stockholders.

Belo Horizonte, March 13, 2014.

Signed:	Aristóteles Luiz Menezes Vasconcellos Drummond,	Luiz Guaritá Neto,	Lauro Sander,
	Thales de Souza Ramos Filho,	Bruno Gonçalves Siqueira”.

The Chair then placed the proposal of the Board of Directors relating to items 2, 3, 7 and 8 of the Convocation in debate, and subsequently put it to a vote, and it was approved by a majority of votes.

Continuing with the agenda, the Chairman reported the resignation, on April 7, 2014, of the Board Member Dorothea Fonseca Furquim Werneck, as per a letter in the Company’s possession, and also that period of office of the members of the Board of Directors ended with today’ meeting; hence a new election should thus be held for that Board, with a period of office of 2 (two) years, that is to say, up to the Ordinary General Meeting of Stockholders to be held in 2016 in accordance with the head paragraph of Clause 12 of the by-laws.

Continuing, the Chairman stated that adoption of the Multiple Vote had been requested by the stockholder AGC Energia S.A. and by FIA Dinâmica Energia, as per a letter in the Company’s possession, and that 28,132,920 shares would be necessary for the election of each member of the Board of Directors.

Finally, the Chair pointed out that it will be necessary first, in view of Clause 12 of the by-laws, to proceed to election of the sitting member and his respective substitute member put forward by representatives of the holders of the preferred shares, and only then to apply the instrument of Multiple Vote to fill the remaining vacancies on the Board of Directors.

Asking for the floor, as holder of preferred shares, the stockholder Leticia Pedercini Issa nominated the following persons to be members of the Board of Directors:

• as sitting member:

Guy Maria Villela Paschoal

- Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Jornalista Djalma Andrade 210, Belvedere, CEP 30320-540, bearer of Identity Card M-616, issued by the Public Safety Department of the State of Minas Gerais, and of CPF 000798806-06;

• and as his substitute member:

Flávio Miarelli Piedade

- Brazilian, married, company manager, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Maranhão 1418/2401, Funcionários, CEP 30150-331, bearer of Identity Card M-2756875, issued by the Public Safety Department of Minas Gerais State, and CPF 703736396-00;

The Chair submitted these nominations to debate, and, subsequently to votes — separately, with only holders of preferred shares participating, and they were approved by majority vote.

The Chair then explained that, to complete the Board of Directors, the representative of the stockholder FIA Dinâmica Energia could put forward 1 (one) sitting member and a related substitute member; the representative of AGC Energia S.A. could put forward 4 (four) sitting members and respective substitute members; and the representative of the stockholder The State of Minas Gerais could put forward 7 (seven) sitting members, and their respective substitute members. He also noted that due to fractional numbers of common shares held by the stockholders present, a joint nomination of a sitting member and his/her substitute, to the Board of Directors was also possible. The representative of the stockholder FIA Dinâmica Energia then asked for the floor, and proposed the following members for the Board of Directors:

• as sitting member:

José Pais Rangel

– Brazilian, married, lawyer, domiciled in Rio de Janeiro Rio de Janeiro State, at Av. Presidente Vargas 463/13º andar, Centro, CEP 20071-003, bearer of Identity Card 22191, issued by the Brazilian Bar Association — OAB/RJ, and CPF 239775667-68;

• and as his substitute member:

José João Abdalla Filho

– Brazilian, unmarried, banker, domiciled in Rio de Janeiro, Rio de Janeiro State, at Av. Presidente Vargas 463/13º andar, Centro, CEP 20071-003, bearer of Identity Card 1439471, issued year the Public Safety Department of São Paulo State, and CPF 245730788-00.

Asking for the floor, the representative of the stockholder AGC Energia S.A. then proposed the following for the Board of Directors:

• as sitting members:

Eduardo Borges de Andrade

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte-MG, at Alameda das Falcatas 879, São Luiz, CEP 31275-070, bearer of Identity Card M-925419, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000309886-91;

Eduardo Otávio Marques de Azevedo

– Brazilian, married, engineer, resident and domiciled in São Paulo, São Paulo State, at Rua Afonso Braz, 115/91, Vila Nova Conceição, CEP 04511-010, bearer of Identity Card MG-479057, issued by the Public Safety Department of the State of Minas Gerais, and CPF 129364566-49;

Paulo Roberto Reckziegel Guedes

– Brazilian, married, engineer, resident and domiciled in Nova Lima Minas Gerais, at Alameda do Morro 85, Torre 4, Apt. 1600, Vila da Serra, CEP 34000-000, bearer of Identity Card MG-13975681, issued by the Public Safety Department of the State of Minas Gerais, and CPF 400540200-34;

Ricardo Coutinho de Sena

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Rio de Janeiro 2299/1801, Lourdes, CEP 30160-042, bearer of Identity Card M-30172, issued by the Public Safety Department of the State of Minas Gerais, and CPF 090927496-72;

and as their respective substitute members:

Tarcísio Augusto Carneiro

– Brazilian, legally separated, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Professor Alvino de Paula 27, Estoril, CEP 30450-430, bearer of Identity Card M-1076524, issued by the Public Safety Department of the State of Minas Gerais, and CPF 372404636-72;

Bruno Magalhães Menicucci

– Brazilian, single, production engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Nunes Vieira 86/402, Santo Antônio, CEP 30350-120, bearer of Identity Card M-11890035, issued by the Public Safety Department of the State of Minas Gerais, and CPF 081100286-16;

Marina Rosenthal Rocha

– Brazilian, married, civil engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Alagoas 904/802, Funcionários, CEP 30130-160, bearer of Identity Card M-11781993, issued by the Public Safety Department of the State of Minas Gerais, and CPF 060.101.836-26.

Newton Brandão Ferraz Ramos

– Brazilian, married, accountant, resident and domiciled in Nova Lima, Minas Gerais, at Rua Mares de Montanha 1245, Vale dos Cristais, CEP 34000-000, bearer of Identity Card MG-4019574, issued by the Public Safety Department of Minas Gerais State and CPF 813975696-20;

The representative of the stockholder FIA Dinâmica Energia and the representative of the stockholder AGC Energia S.A., then asked for the floor and made the following nominations for the Board of Directors:

• as sitting member:

Saulo Alves Pereira Junior

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Ludgero Dolabela 857/701, Gutierrez, CEP 30430-130, bearer of Identity Card M-5345878, issued by the Public Safety Department of the State of Minas Gerais, and CPF 787495906-00;

• and as his substitute member:

José Augusto Gomes Campos

– Brazilian, married, physicist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Santa Catarina 1466/1602, Lourdes, CEP 30170-081, bearer of Identity Card MG-3059793, issued by the Public Safety Department of Minas Gerais State, and CPF 505516396-87.

The nominations made by the representative of the stockholders FIA Dinâmica Energia and by the representative of AGC Energia S.A., and the nominations made jointly by the stockholders FIA Dinâmica Energia and AGC Energia S.A., were both approved by a majority of votes.

The Chair then stated that under §7 of Article 141 of the Brazilian Corporate Law (Law 6404 of December 15, 1976), as amended, the majority stockholder, The State of Minas Gerais, could now elect a number of stockholders equal to one more than the number elected by the other stockholders, independently of the number of members of that body specified in the by-laws.

This being so, he continued, since seven sitting members and their respective substitute members had been elected to the Board of Directors, the representative of the majority stockholder, The State of Minas Gerais, could now put forward 8 (eight) sitting members and their respective substitute members for election to the Board of Directors.

The representative of the stockholder State of Minas Gerais then asked for the floor, and proposed the following stockholders as members of the Board of Directors:

• as sitting members:

Danilo de Castro

– Brazilian, married, retired, government employee, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Júlia Nunes Guerra 145/1101, Luxemburgo, CEP 30380-400, bearer of Identity Card 978727, issued by the Public Safety Department of the State of Minas Gerais, and CPF 064.447.416-53;

Djalma Bastos de Morais

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at R. Elza Brandão Rodarte, 81/1201, Belvedere, CEP 30320-630, bearer of Identity Card 1966100268-006633526, issued by the CREA of Rio de January, and CPF 006633526-49;

Arcângelo Eustáquio Torres Queiroz

– Brazilian, married, electricity employee, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua da Gameleira 100, Santa Branca, CEP 31565-240, bearer of Identity Card MG3632038, issued by the Public Safety Department of the State of Minas Gerais, and CPF 539109746-00,

Fuad Jorge Noman Filho

– Brazilian, married, economist, resident and domiciled at Nova Lima-MG, at Alameda Antibes 157, Condomínio Riviera, CEP 34000-000, bearer of Identity Card 458339, issued by the Public Safety Department of the State of Distrito Federal, and CPF nº 009880816-87;

João Camilo Penna

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte-MG, at Rua La Plata 90, Sion, CEP 30315-460, bearer of Identity Card MG-246968, issued by the Public Safety Department of the State of Minas Gerais, and CPF nº 000976836-04;

Joaquim Francisco de Castro Neto

– Brazilian, married, company manager, resident and domiciled in São Paulo-SP, at Rua Oscar Freire 74/11, Cerqueira Cesar, CEP 01426-000, bearer of Identity Card 3343795-6, issued by the Public Safety Department of the State of São Paulo, and CPF 026491797-91;

Tadeu Barreto Guimarães

– Brazilian, divorced, economist, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Passa Tempo 65/700, Anchieta, CEP 30310-760, bearer of Identity Card M754157, issued by the Public Safety Department of Minas Gerais State, and CPF 370853526-04; and

Wando Pereira Borges

– Brazilian, stable union, economist, resident and domiciled in Brasília, Federal District, at SHIS, QL 12, Conj. 08, Casa 18, CEP 71630-285, bearer of Identity Card M-896082, issued by the Public Safety Department of Minas Gerais State, and CPF 000289756-3.4

and as their respective substitute members:

Paulo Sérgio Machado Ribeiro

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte-MG, at Rua Piauí 1848/503, Funcionários, CEP 30150-321, bearer of Identity Card 34133/D, issued by the Regional Engineering and Architecture Council of Minas Gerais (CREA/Minas Gerais), and CPF nº 428576006-15;

Lauro Sérgio Vasconcelos David

– Brazilian, separated, company manager, resident and domiciled in São Paulo-SP, at Rua Pedroso Alvarenga 543/247, Itaim Bibi, CEP 04531-011, bearer of Identity Card M-3373627, issued by the Public Safety Department of the State of Minas Gerais, and CPF 603695316-04.

Franklin Moreira Gonçalves

– Brazilian, married, data processing technologist, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua João Gualberto Filho 551/302, Sagrada Família, CEP 31030-410, bearer of Identity Card M-5540831, issued by the Public Safety Department of the State of Minas Gerais, and CPF 754988556-72;

Luiz Augusto de Barros

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Curitiba 2401/1201, Lourdes, CEP 30170-122, bearer of Identity Card 6350, issued by CREA-MG, and CPF nº 000115841-49;

Guilherme Horta Gonçalves Júnior

– Brazilian, legally separated, economist, resident and domiciled in Rio de Janeiro-RJ, at Rua Cupertino Durão, 173/401, Leblon, Rio de Janeiro, CEP 22441-030, bearer of Identity Card 1622046, issued by the Public Safety Department of the State of Distrito Federal and CPF nº 266078757-34; and

Custódio Antonio de Mattos

– Brazilian, married, government employee, resident and domiciled in Belo Horizonte Minas Gerais, at Rua Gonçalves Dias 2142, Lourdes, CEP 30140-092, bearer of Identity Card M-258278, issued by the Public Safety Department of Minas Gerais State, and CPF 221.421.507-72;

Leonardo Maurício Colombini Lima

– Brazilian, married, accountant, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Gonçalves Dias, 1745/101, Lourdes, CEP 30140-092, bearer of Identity Card 705600, issued by the Public Safety Department of the State of Goiás, and CPF065276716-87;

Marco Antonio Rodrigues da Cunha

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Miguel Abras 33/501, Serra, CEP 30220-160, bearer of Identity Card M-281574, issued by the Public Safety Department of the State of Minas Gerais, and CPF 292581976-15;

The nominations of the representative of the stockholder The State of Minas Gerais were put to debate, and to the vote, and were approved by a majority of votes.

The board members elected declared — in advance — that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which could be considered to be a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chair further stated that, as a result of the new composition of the Board of Directors of Cemig, and according to Clause 11, § 1º, of the head paragraph of Clause 12 of the by-laws of Cemig, and Clause 8, §1 of the by-laws of Cemig D and of Cemig GT, there is a need for change in the composition of the Boards of Directors of the wholly-owned subsidiaries Cemig D and Cemig GT, since the structure and composition of the Boards of Directors of those Companies must be identical to those of Cemig.

The Chair, then — stating that:

whereas 15 (fifteen) sitting members and their representative substitute members had been elected to the Board of Directors of the Company, under §7 of article 141 of Law 6404, of December 15, 1976 as amended, and considering the following Clauses of the bylaws —

a)       §1º of Clause 11, which specifies that the structure and composition of the Board of Directors and the Executive Board of the Company shall be identical in Cemig Distribuição S.A. and in Cemig Geração e Transmissão S. A., with the exception of two appointments to the Executive Board;

b)       the head paragraph of Clause 12 of the by-laws, which states that that Board shall comprise 14 (fourteen) members and an equal number of substitute members;

c)        §4º of Clause 12 of the by-laws, which states that the Boards of Directors of Cemig Distribuição S.A. and of Cemig Geração e Transmissão S.A. must  obligatorily be constituted by the same sitting and substitute members as are elected to the Board of Directors of Cemig;

d)       subclause ‘g’ of §4 of Clause 21 of the by-laws of Cemig, which deals with declaration of vote, by the General Meeting of Stockholders of Cemig, in the General Meetings of Stockholders of Cemig D and Cemig GT; and

e)        Clause 8, §1, of the by-laws of Cemig Distribuição S.A. and of Cemig Geração e Transmissão S.A., which established that, also, the members of the Boards of Directors of those companies must, obligatorily, be the same members of the Board of Directors of the sole stockholder, Cemig;

• proposed convocation of a General Meetings of Stockholders of Cemig, to be held on June 3, 2014 at 11 a.m., to decide on the following proposal:

a)             change in the drafting of Clause 12 of the by-laws of Cemig, to the following:

“Clause 12                        The Company’s Board of Directors shall be made up of 15 (fifteen) members and an equal number of substitute members. One of the members shall be its Chairman and another its Vice-Chairman, and all shall be elected for the same concurrent period of office of (two) years, may be dismissed at any time by the General Meeting of Stockholders, and may be reelected.”

and

b)             that the representatives of the Company should vote in favor of the agenda at the General Meetings of Stockholders of Cemig Distribuição S.A. and of Cemig Geração e Transmissão S.A. that decide on change of the drafting of the head paragraph of Article 8 of their by-laws, so that those Companies shall also have 15 (fifteen) sitting members and 15 substitute members on their Boards of Directors.

The proposal made by the Chair was placed in discussion, and subsequently, put to the vote, and was approved by a majority of votes.

Continuing with the agenda, the Chair informed the meeting that the period of office of the members of the Audit Board ended with this present meeting, and that a new election should thus be held for that Board, with a period of office of (one) year, that is to say, up to the Ordinary General Meeting of Stockholders to be held in 2015.

The Chair said that this election would be carried out with separate voting, in the case of candidates indicated by holders of preferred shares and by minority stockholders of common shares.

The Chair then placed the election of the sitting and substitute members of the Audit Board in debate.

The floor was the requested by the representative of the following stockholders —

Caixa de Previdência dos Funcionários do Banco do Brasil-PREVI,	BB Ações 22 FI,
Fundação dos Economiários Federais-FUNCEF,	BB Ações Institucional IBRX Ativo FI,
BB Ações Energia FIA,	BB Brasil Ações Dividendos FI,
BB Regime próprio ações Governança Previdenciário FI,	BB Top Ações Dividendos FIA,
BB RPPS Ações Governança Previdenciário FI,	BB Top Ações Ibovespa Indexado FI,
BB Top Ações Ibovespa Ativo FI,	BB Top Ações IBRX Indexado FI,
BB Top Ações Índice de Sustentabilidade Empresarial FIA,	BB Top Multi Balanceado FI,
BB Top Ações Índice Sust. Empres. FI Ações,	BB Top Multi C LP FI Multimercado,
Brasilprev Top A Fundo de Investimento em Ações,	BB Top Multi Balanceado FI;
Brasilprev Top Ações Dividendos Fundo de Investimento,	BB Top Multi Institucional LP FI MM Ativo,
Brasilprev Top Plus Fundo do Investimento de Ações,	Brasilprev Top Ações Dividendos FI,
Brazil MSCI Emerging Markets Index Common Trust Fund, and	Brazil International LLC,

who put forward the following names for election to the Audit Board:

• as sitting member:

Lauro Sander

– Brazilian, married, bank employee, resident and domiciled in Rio de Janeiro, RJ, at Av. das Acácias, 280/601 – Bl.2, Barra da Tijuca, CEP 22776-000, bearer of Identity Card 7017225744, issued by the Public Safety Department of Rio Grande do Sul, and CPF 130841600-82;

• and as his substitute member:

Salvador José Cardoso de Siqueira

– Brazilian, divorced, bank employee, domiciled in Rio de Janeiro, Rio de Janeiro State, at R. Barão da Torre, 533/604, Ipanema, CEP 22411-003, bearer of Identity Card 812001931, issued by Instituto Félix Pacheco do Estado do Rio de Janeiro, and CPF 302074607-87.

The Chair placed the above nominations in debate, and, subsequently, put them to a vote — separately, i.e. with only holders of the preferred shares participating — and they were approved by a majority of votes.

Asking for the floor, the representative of the stockholder AGC Energia S.A., for the minority common stockholders, proposed, as a Sitting Member of the Audit Board:

Bruno Gonçalves Siqueira

– Brazilian, single, accountant and economist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Ceará 1850/500, Funcionários, CEP 30150-311, Bearer of Identity Card MG-13.786.224, issued by the Public Safety Department of Minas Gerais State, and CPF 075851006-39.

• and as his substitute member:

Rafael Pinto Queiroz Neto

– Brazilian, married, accountant, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Castelo de Amieira 12/104, Castelo, CEP 31330-350, bearer of identity card MG-10324991, issued by the Public Safety Department of Minas Gerais State, and CPF 012372526-79.

The above nominations were placed in debate, and then put to a vote — separately — and were approved by a majority of votes.

Asking for the floor, the representative of the stockholder The State of Minas Gerais, as majority stockholder, put forward the following nominations for members of the Audit Board:

• as sitting members:

Aristóteles Luiz Menezes Vasconcellos Drummond

– Brazilian, married, journalist, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Av. Rui Barbosa 460/801, Flamengo, CEP 22250-020, bearer of Identity Card 1842888, issued by the Félix Pacheco Institute, and CPF 026939257-20;

Luiz Guaritá Neto

– Brazilian, legally separated, engineer and entrepreneur, resident and domiciled in Uberaba, MG State, at Rua dos Andradas 705/1501, Nossa Senhora da Abadia, CEP 38025-200, bearer of Identity Card M-324134, issued by the Public Safety Department of Minas Gerais State, and CPF 289118816-00;

Thales de Souza Ramos Filho

– Brazilian, married, doctor, resident and domiciled in Juiz de Fora, Minas Gerais, at Rua Severino Meireles 67, Passos, CEP 36025-040, bearer of Identity Card M-290728, issued by the Public Safety Department of Minas Gerais State, and CPF 003734436-68;

• and as their respective substitute members:

Marcus Eolo de Lamounier Bicalho

– Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Adolfo Radice 114, Mangabeiras, CEP 30315-050, bearer of identity card M-1033867, issued by the Public Safety Department of Minas Gerais State, and CPF 001909696-87;

Ari Barcelos da Silva

– Brazilian, married, company manager, resident and domiciled in Rio de Janeiro, RJ, at Rua Professor Hermes Lima 735/302, Recreio dos Bandeirantes, CEP 22795-065, bearer of Identity Card 2027107-7, issued by CRA-RJ, and of CPF 006124137-72; and

Aliomar Silva Lima

– Brazilian, legally separated, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Aimorés 2441/902, Lourdes, CEP 30140-072, bearer of Identity Card MG-449262, issued by the Public Safety Department of Minas Gerais State, and CPF 131654456-72.

The nominations of the representative of the stockholder The State of Minas Gerais were put to debate, and to the vote, and approved by a majority of votes.

The Members of the Audit Board elected declared — in advance — that they are not subject to any prohibition on exercise of commercial activity, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

Continuing with the agenda, the Chair placed in debate the remuneration of the Company’s Managers and members of its Audit Board.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais asked the Chair to put the following proposal before the stockholders for consideration:

1 -          To allocate as Global Annual Remuneration for Management and the Audit Board, comprising the Board of Directors, the Executive Board and the Audit Board, the amount of R$ 21,164,000.00 (twenty one million one hundred and sixty four thousand Reais), including health insurance for the Chief Officers, to be contracted at the same level of the Health Plan as is in effect for the Company’s employees; the monthly fees payable to the Chief Executive Officer to be R$ 39,641.35 (thirty nine thousand six hundred forty one Reais and thirty five centavos); and the monthly fees payable to the other Chief Officers, individually, to be R$ 33,978.30 (thirty three thousand nine hundred and seventy eight Reais and thirty centavos); and the amounts at present paid to the Chief Officers as paid leave, bonuses and other benefits to be adjusted in the same proportion.

2 -          To establish that the monthly remuneration of each member of the Board of Directors — excluding any sitting or substitute members that hold a post of Chief Officer, and subject to the condition relating to payment of the jeton referred to in Item 3 below — shall be equivalent to 20% (twenty per cent) of the average received by a Chief Officer of the Company, that is to say shall be R$ 6,898.62 (six thousand eight hundred ninety eight Reais and sixty two centavos).

3) -      To establish that the sitting members of the Board of Directors shall receive 50% (fifty per cent) of the monthly remuneration stipulated, the rest being divided into jetons paid to the sitting or substitute member who replaces that member during meetings.  In the event of there being more than one meeting in the month, the jeton will be divided proportionately over the number of meetings held, and received by the sitting Member or by the substitute Member who replaces that Member; in the event of there not being a meeting in the month, the sitting Member shall receive the total amount of the monthly remuneration; in the event of there being a meeting in the month and neither the sitting Member nor his or her substitute Member attending, the portion relating to the jeton shall not be payable, and the sitting Member shall receive the fixed portion.

4 -          To establish that the monthly remuneration of each Sitting Member of the Audit Board shall be equivalent to 10% (ten per cent) of the average remuneration of a Chief Officer of the Company, that is to say shall be R$ 3,449.31 (three thousand four hundred forty nine Reais and thirty one centavos); and also that the monthly remuneration of each substitute member of the Audit Board shall be equivalent to 80% (eighty per cent) of the monthly remuneration of the Sitting Member, that is to say shall be R$ 2,759.45 (two thousand seven hundred fifty nine Reais and forty five centavos), in both cases excluding the benefits normally applicable under the Law.

5 -          To establish that sitting and substitute Members of the Board of Directors and of the Audit Board who are resident in municipalities other than that of the Company’s head office shall be reimbursed such expenses on accommodation and travel between the municipality where they reside and that of the Company’s head office as are necessary for their attendance at the meetings or for carrying out their functions, and shall also receive, as cost support, the equivalent of 10% (ten per cent) of the total monthly remuneration of a Member of the Board of Directors, for each journey arising from the performance of their functions.

6 -          To establish that the fees of the Executive Board and the remuneration of the members of the Board of Directors and the Audit Board should be paid on the same date as the employees of the Company.

7 -          To establish remuneration equivalent to that referred to in Item 2 above for substitute members of the Board of Directors who are members of the Board of Directors’ Support Committee — excluding such members as hold the post of Chief Officer, and subject to the criteria stated in item 3 above.

8 -          To establish that the substitute members of the Board of Directors who are members of the Board of Directors’ Support Committee — except those board members who hold positions of Chief Officer — should receive only the remuneration relating to Item 7 above, even if they replace Sitting Members in meetings.

9 -          To establish that Sitting Members of the Board of Directors who are members of the Board of Directors’ Support Committee — excluding those board members who hold positions of Chief Officer — should receive only the remuneration specified in Item 3 above.

Asking for the floor, the stockholder Alexandre Pedercini Issa proposed a change to the proposal made by the representative of the stockholder The State of Minas Gerais, to change the proposed Global Annual Remuneration for Management and the Audit Board, comprising the Board of Directors, the Executive Board and the Audit Board, to the amount of up to R$ 21,643,700.48 (twenty one million six hundred forty three thousand seven hundred Reais and 48 centavos), including health insurance for the Chief Officers, to be contracted at the same level of the Health Plan as is in effect for the Company’s employees; the monthly fees payable to the Chief Executive Officer to be R$ 40,810.00 (forty thousand eight hundred ten Reais); and the monthly fees payable to the other Chief Officers, individually, to be R$ 34,980.00 (thirty four thousand nine hundred eighty Reais); and the amounts at present paid to the Chief Officers as paid leave, bonuses and other benefits to be adjusted in the same proportion. Consequently, to establish that the monthly remuneration of each one of the members of the Board of Directors — excluding such sitting or substitute members as also hold the post of Chief Officer, and subject to the said condition relating to payment of the jeton — shall be R$ 7,102.00 (seven thousand one hundred and two Reais), and that the monthly remuneration of each sitting member of the Audit Board shall be R$ 3,551.00 (three thousand five hundred fifty one Reais) and that the monthly remuneration of each substitute member of the Audit Board shall be R$ 2,840.00 (two thousand eight hundred forty Reais), excluding, in both cases, the benefits established by law.

The proposal by the representative of the stockholder The State of Minas Gerais, with the alterations proposed by the stockholder Alexandre Pedercini Issa,  was placed in debate and subsequently put to a vote, and was approved by a majority of votes, subject to a statement of opinion by two bodies of Minas Gerais State: the Corporate Governance Committee of the State, and the State’s General Coordination, Planning, Management and Finance Chamber.

The proposal of the representative of the stockholder The State of Minas Gerais was placed in debate, then put to the vote, and unanimously approved.  The Chair then stated that the publications by Cemig specified in Law 6404 of December 15, 1976, as amended, will be made in the newspapers Minas Gerais, the official publication of the Powers of the State, and the newspaper O Tempo, without prejudice to possible publication in other newspapers.

The meeting being opened to the floor, Mr. George Washington Tenório Marcelino took the opportunity, accompanied by the stockholder Mr. Luiz Fernando Rolla, on behalf of the Chief Officers of the Company, to congratulate Mr. Roney Luiz Torres Alves da Silva on his appointment to the post of General Attorney to the State of Minas Gerais.

The meeting remaining open to the floor, and since no-one else wished to speak, the Chair ordered the session suspended for the time necessary for the writing of the minutes. The session being reopened, the Chair, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

3. Notice to Stockholders Dated April 30, 2014: Proposal and Convocation of Extraordinary General Meeting of Stockholders to be Held on June 3, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on June 3, 2014 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1-             Change in the Company’s by-laws, altering the drafting of the head paragraph of Clause 12, which establishes the composition of the Board of Directors.

2-             Orientation of vote by the representatives of the Company in the Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., also to be held on June 3, 2014, as to alteration of the drafting of Article 8 of their respective by-laws, which in both cases establishes the Board of Directors.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by May 29, 2014, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office (Superintendência da Secretaria Geral e Executiva Empresarial) at Av. Barbacena, 1200 — 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, April 30, 2014.

Djalma Bastos de Morais

Vice-Chair of the Board of Directors

Luiz Fernando Rolla

Stockholder, Chair of the Ordinary and Extraordinary

General Meetings of Stockholders of Cemig held on April 30, 2014.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE STOCKHOLDERS PRESENT AT THE

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS

HELD, CONCURRENTLY, ON APRIL 30, 2014

FOR

CONVOCATION OF A FURTHER

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS,

TO BE HELD ON JUNE 2014

Dear Stockholders:

The stockholders present at the Ordinary and Extraordinary General Meetings of Stockholders of Companhia Energética de Minas Gerais – Cemig held, concurrently, on April 30, 2014,

• in view of the following facts and considerations —

a)        at the Ordinary and Extraordinary General Meetings of Stockholders held, concurrently, on April 30, 2014, a total of 15 (fifteen) sitting members and their respective substitute members were elected to the Company’s Board of Directors, in accordance with §7 of Article 141 of Law 6404 of December 15, 1976 as amended;

b)        §1 of Article 11 of the Company’s by-laws specifies that the structure and composition of the Board of Directors and the Executive Board of the Company shall be identical in Cemig Distribuição S.A. — Cemig D, and in Cemig Geração e Transmissão S. A. — Cemig GT, with the exception of two appointments to the Executive Board;

c)         the head paragraph of Clause of the by-laws of Cemig at present states that that Board shall comprise 14 (fourteen) members and an equal number of substitute members;

d)        §4 of Clause 12 of the by-laws of Cemig states that the Boards of Directors of Cemig D and of Cemig GT must obligatorily be constituted by the same sitting and substitute members as are elected to the Board of Directors of Cemig;

e)         Clause 21, §4, Sub-Clause “g”, of the by-laws of Cemig states:

“Clause 21 -                ...

§4                      The following decisions shall require a decision by the Executive Board:  ... approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these

Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan.”;

f)          Clause 8, §1, of the by-laws of Cemig D and of Cemig GT, also, establishes that the members of the Boards of Directors of those companies must, obligatorily, be the same members of the Board of Directors of the sole stockholder, Cemig; and

g)         Cemig D and Cemig G will hold Extraordinary General Meetings of Stockholders on June 3, 2013, to change their by-laws;

• now proposes to you as follows:

1)        Change in the Company’s by-laws, for the head paragraph of Clause 12 to read as follows:  “Clause 12 -                 The Company’s Board of Directors shall be made up of 15 (fifteen) members and an equal number of substitute members. One of the members shall be its Chair and another its Vice-Chair, and all shall be elected for the same concurrent period of office of 2 (two) years, may be dismissed at any time by the General Meeting of Stockholders, and may be reelected.”; and

b)        that the representatives of the Company should vote in favor of the agenda at the General Meetings of Stockholders of Cemig Distribuição S.A. and of Cemig Geração e Transmissão S.A. that decide on change of the drafting of the head paragraph of Article 8 of their by-laws, so that those Companies shall also have 15 (fifteen) sitting members and 15 substitute members on their Boards of Directors.

Belo Horizonte, April 30, 2014.

Luiz Fernando Rolla

Stockholder, Chair of the Ordinary and Extraordinary General Meetings of Stockholders of Cemig held on April 30, 2014.

Appendix

II —          Report giving in detail the origin and justification for the changes proposed to the Bylaws and their legal and economic effects.

Alteration to the head paragraph of Clause 12 of the by-laws:

Justifications:

a)             at the Ordinary and Extraordinary General Meetings of Stockholders held, concurrently, on April 30, 2014, a total of 15 (fifteen) sitting members and their respective substitute members were elected to the Company’s Board of Directors, in accordance with §7 of Article 141 of Law 6404 of December 15, 1976 as amended;

b)        §1 of Article 11 of the Company’s by-laws specifies that the structure and membership of the Board of Directors and the Executive Board of the Company shall be reproduced identically in Cemig Distribuição S.A. (‘Cemig D’), and in Cemig Geração e Transmissão S. A. (‘Cemig GT’), with the exception of two appointments to the Executive Board;

c)         the head paragraph of Clause 12 of the by-laws of Cemig at present states that that Board shall comprise 14 (fourteen) members and an equal number of substitute members;

d)        §4 of Clause 12 of the by-laws of Cemig states that the Boards of Directors of Cemig D and of Cemig GT must obligatorily be constituted by the same sitting and substitute members as are elected to the Board of Directors of Cemig;

e)         Clause 21, §4, Sub-Clause “g”, of the by-laws of Cemig states:

“Clause 21 -                ...

§4                             The following decisions shall require a decision by the Executive Board:

...

(g)       approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan.”;

f)          Clause 8, §1, of the by-laws of Cemig D and of Cemig GT, also, establish that the members of the Boards of Directors of those companies must, obligatorily, be the same members of the Board of Directors of the sole stockholder, Cemig; and

g)         Cemig D and Cemig G will hold Extraordinary General Meetings of Stockholders on June 3, 2014, to change their by-laws.

Economic and legal effects:

None

4. Summary of Principal Decisions of the 595th Meeting of the Board of Directors Held on May 8, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of May 8, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 595th meeting, held on May 8, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.              Election of Mr. Danilo de Castro as Chairman of the Board of Directors, and confirmation of Mr. Djalma Bastos de Morais as Vice-Chairman of the Board of Directors.

2.              Signature, as consenting party, of the agreement to join the Plan B Pension Plan, between Forluz and Indi.

3.              Increase in the share capital of, and orientation of vote in Extraordinary General Meeting of Stockholders of, Cemig Capim Branco Energia / Re-ratification of Board Spending Decision (CRCA).

4.              Signature of a Termination of Commitment Undertaking, with Gasmig, Petrobras and Gaspetro.

5.              Signature, as consenting party, of an amendment to an Agreement Between Unit Holders, governing the rights and obligation of FIP Coliseu in relation to Taesa.

6.              Orientation of vote in meetings of Taesa.

7.              Changes in the composition of the Committees of the Board of Directors.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. Market Announcement Dated May 15, 2014:  Judgment suspended in Jaguara Plant mandamus case

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  –  CNPJ: 17.155.730/0001-64  –  NIRE 31300040127

MARKET ANNOUNCEMENT

Judgment suspended in Jaguara Plant mandamus case

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid – in accordance with CVM Instruction 358 of January 3, 2002, as amended – hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Judgment was suspended yesterday by Brazil’s Higher Appeal Court (Superior Tribunal de Justiça – STJ) on the application (No. 20.432/DF) by Cemig’s generation subsidiary Cemig Geração e Transmissão S.A. (Cemig GT) for an order of mandamus to annul the decision of August 23, 2013 by the Mining and Energy Ministry which had refused the request by Cemig GT for ratification of the extension of its concession contract (No. 007/97) for operation of the Jaguara Hydroelectric Plant.

In the court’s session of May 14, 2014, the judgment was adjourned due to the request for study of the full papers in the case by one of the Justice Ministers, resulting in a tied voted – two votes in favor of Cemig’s application to the extension of the concession and two against. No date has been set for continuation of the judgment.

The interim injunction previously granted, for Cemig to continue to operate the public service of electricity generation by the Jaguara plant under its concession contract, remains in force.

Cemig will keep its stockholders and the market opportunely and appropriately informed on the progress of this case.

Belo Horizonte, May 15, 2014.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. Market Announcement Dated May 15, 2014:  Reply to BM&FBovespa Request for Information GAE 1906/14, of May 14, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to BM&FBovespa Request for Information GAE 1906/14, of May 14, 2014

Question asked by BM&F BOVESPA

“Among other information in a report in Brasil Econômico newspaper of May 14, 2014, there is the statement that the government of Minas Gerais State is preparing a capital increase, with injection of non-Brazilian capital, in the piped gas distributor Gasmig, controlled by Cemig.

We request you to provide, by May 15, 2013, clarification about this report, and any other information considered to be important, especially the form that this injection of capital will take.”

Reply by CEMIG

Dear Sirs,

In compliance with the request made by BM&FBovespa in Official Letter GAE 1906/14 of May 15, 2014, on the item published in Brasil Econômico newspaper of May 14, 2015, we reply that, as per clarifications given in Market Announcements, published on March 31, 2011 and January 28, 2014:

•            Natural gas has a strategic importance for the State Government of Minas Gerais and for Cemig, due to the potential for its use in industry in Minas Gerais, which has not at present been fulfilled.

•            Cemig operates in natural gas distribution, through its subsidiary Gasmig, which is the exclusive distributor of piped gas in the State of Minas Gerais, serving industry, general and home users, the residential market; and also supplies users of compressed natural gas, liquefied natural gas, gas for automotive consumption and gas for use as fuel by thermoelectric power generation plants.

In this context, Cemig is at all times studying economic alternatives able to cause the necessary investment in this area to become a practicable possibility; and that until today’s date there has been no decision to this effect, nor indeed does any such investment structure exist, neither in terms of amounts nor in terms of possible partners.

Cemig reaffirms its commitment to seek investment opportunities that meet the requirements of profitability established by its stockholders and to publish all and any material information when it is confirmed and effective.

Belo Horizonte, May 15, 2014.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. Market Notice Dated May 19, 2014:  Lazard Management Reports Holding of 5.14%

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Lazard Management reports holding of 5.14%

In accordance with its commitment to best corporate governance practices, and in compliance with Article 12 of CVM Instruction 358 of January 3, 2002, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public as follows:

Cemig has received correspondence from Lazard Asset Management LLC with the following content:

“In accordance with Article 12 of Instruction 358 of the Brazilian Securities Commission, Lazard Asset Management LLC informs you that:

(i)                         On May 13, 2014, its holdings in the shares of Cemig reached 43,114,404 shares, or 5.14% of the total number of shares issued by Cia. Energética de Minas Gerais, in the form of ADRs (US2044096012).

(ii)                      This number of shares is the aggregate total of all shares held by funds and client accounts managed by Lazard Asset Management LLC.

(iii)                   Acquisition of this interest is in no way related to acquisition of control of the Company; rather, it is an investment that does not seek to alter the management nor the composition of control of the Company, nor its operation.”

Belo Horizonte, May 19, 2014.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. Earnings Release of First Quarter 2014 Results

CEMIG

PUBLICATION OF FIRST QUARTER 2014 RESULTS

CEMIG REPORTS NET PROFIT OF R$ 1.25 BILLION for 1Q14

Highlights:

•                  1Q14 cash flow, measured as Ebitda:  R$ 2.1 billion (IRFS)

•                  1Q14 net revenue:  R$ 4.7 billion

•                  Equity gain from subsidiaries in 1Q14:  R$ 115 million

	31/03/2014	31/03/2013	Change %
Electricity sold, GWh (excluding CCEE)	15,827	14,688	7.75
Sales on CCEE	1,326,907	578,747	129.27
Gross revenue	6,043,020	4,891,177	23.55
Net revenue	4,760,722	3,677,594	29.45
Ebitda (IFRS)	2,108,529	1,590,729	32.55
Ebitda adjusted for regulatory items **	2,240,331	1,298,468	72.54
Net profit	1,250,089	865,347	44.46
Net profit adjusted for non-recurring items*	1,250,089	821,800	52.12
Net profit adjusted for regulatory items**	1,338,265	689,987	93.96

* Adjustment for non-recurring items — see Page 11

** Adjusted for regulatory assets and liabilities

Conference call

Publication of 1Q14 results

Video webcast and conference call

May 19, 2014 (Monday), at 3 PM — Brasília time

This transmission on Cemig’s results will have simultaneous translation into English and can be seen in Video Webcast, at http://ri.cemig.com.br —

or heard by conference call on:

+ 55 (11) 2188-0155 (Option 1) or

+ 55 (11) 2188-0188 (Option 2)

Password: CEMIG

Playback of Video Webcast:	Playback of conference call:

Site: http://ri.cemig.com.br	Tel.: (11) 2188-0155
Password:
Click on the banner and download.	CEMIG Português
Available for 90 days
Available from May 19 to June 2, 2014

Cemig Investor Relations

http://ri.cemig.com.br/

ri@cemig.com.br

Tel.:                        (+55 – 31) 3506 5024

Fax:        (+55 – 31) 3506 - 5025

Cemig’s Executive Investor Relations Team

•                  Chief Finance and Investor Relations Officer

Luiz Fernando Rolla

•                  General Manager, Investor Relations

Antonio Carlos Vélez Braga

•                  Manager, Investor Market

Stefano Dutra Vivenza

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could originate different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) and in the 20-F Form filed with the U.S. Securities and Exchange Commission (SEC).

From the CEO and CFO

Cemig’s CEO, Mr. Djalma Bastos de Morais, comments on these results:

“Our 1Q14 results are in line with the Company’s commercial strategy. The aim of our Long-Term Strategic Plan is to give continuity to our strategy of sustainable growth — expanding operations that can add value to our businesses and provide our stockholders with the appropriate and attractive return on their investments. The acquisition of a 49.9% interest in Retiro Baixo Energética, holder of the concession to operate a hydroelectric plant with installed capacity of 83.7MW, is a good recent illustration of this strategy.

As well as growing through mergers and acquisitions, we continue to invest firmly in our own concession area.  By doing so we are working to make the strategy fulfill our long-term vision:

“To consolidate Cemig’s position, over the course of this decade,

as the largest group in the Brazilian electricity sector by market value,

with a presence in the natural gas market, and as a global leader in sustainability,

admired by its clients and recognized for its solidity and performance”.

Cemig Chief Finance and Investor Relations Officer, Mr. Luiz Fernando Rolla, comments:

“In this first quarter of 2014 Cemig continued to produce robust cash flow. Ebitda — an indicator cash flow — was R$ 2.109 billion, 32.55% more than in first quarter 2013. We can thus say that our strategy of increasing our operational efficiency and achieving gains from synergy and growth — via acquisitions or through participation in new projects — has been successful. Net profit in 1Q14 was R$ 1.25 billion, and we have a cash position of R$ 2.04 billion. These two figures are important in that they ensure execution not only of our Long-Term Strategic Plan, but also of our dividend policy and debt management — making Cemig an increasingly solid company with efficient corporate management.”

The economic situation

In general, the domestic macro fundamentals of Brazil’s economy continue to deteriorate, in a trend that began toward the end of the last quarter of 2013.

The fiscal situation is under pressure; and while the Central Bank has increased the Selic basic interest rate by 3.75 percentage points since April of last year, to 11% p.a. currently, in an attempt to combat inflation, market analysts’ forecasts are saying that inflation is still rising.

Brazil’s macro scenario this year is more challenging, with expectations of a slowdown in activity and inflation still high, close to the ceiling of the government’s target range. This range centers on the government’s target of 4.5%, with a margin of 2 percentage points either side of that number. In the present pessimistic atmosphere, economists are forecasting that the IPCA (Expanded Consumer Price) inflation index will be 6.5% for the whole of 2014, and 6% for 2015.

In March, Brazil’s Geography and Statistics Institute (IBGE) reported Brazilian industrial production down 0.5% year-on-year, in the non-seasonally-adjusted series of figures, after being stable in February (0.0%) and up 2.2% YoY in January.

The outlook for inflow of foreign investment to Brazilian fixed income, and funding from foreign sources, continues to sustain the good performance of the Real against the dollar. With the 3.24% depreciation of the dollar against the Real in March, many investors have reduced their bets on a renewed strengthening in the dollar. However, the Central Bank’s latest Focus survey adjusted expectations for the exchange rate, to R$ 2.45/US$ at year-end 2014, and R$ 2.51/US$ at end-2015.

As a way of maintaining foreign investors’ interest in the domestic market, and as part of the new phase of the program of daily interventions in the foreign exchange market, which the exchange rate now down 5.61% in the quarter, the Central Bank is maintaining the program of FX swap auctions which it began in August 2013. Its daily offering of 4,000 contracts for auction, with issuance and settlement from Monday to Friday, will continue to take place until June 30.

Economic activity has cooled in the Southeast at the beginning of this year, in a context of lower growth in retailing and retraction in industrial production. The Belo Horizonte Consumer Confidence Index (ICCBH), published by the Minas Gerais Administrative and Accounting Economic Surveys Institute(1), fell back to 45.1 points in March, its lowest level for March since 2006.

According to the Development, Industry and Trade Ministry, the State of Minas Gerais posted a trade surplus in 1Q 2014 of US$ 4.6 billion — essentially unchanged (down 0.1%) from 1Q13 — on exports of US$ 7.3 billion, 1.8% less than in 1Q13, and imports of US$ 2.6 billion, down 4.6% from 1Q13.

The average unemployment rate in the metropolitan region of Belo Horizonte was 3.7% at the end of February (vs. 4% at the same point of 2013), according to the IBGE, but reflecting a reduction of 1.5% in the number of people in work, and a decline of 1.8% in the economically active population.

Because of the fundamental role of the US economy in global growth, governments and financial markets worldwide closely monitor changes in US GDP, US levels of international trade, US employment figures and US monetary policy. The world FX markets also monitor US economic activity because the dollar operates as a global reserve currency, sustaining the FX market 24 hours a day, and connected to the flow of global investments.

Based on the outlook with signs of moderate improvement in the US economy, the US Federal Reserve continues to gradually reduce the volume of its monthly purchases of federal securities, maintaining its strategy of continually decreasing the stimulus given to the US economy through government interventions. The market also remains cautious in relation to some indicators, for example the most recent monthly US Payroll figures, which showed a reduction in unemployment, while at the same time showing many people leaving the workforce, and wages still stagnated. Concerned with the possibility that the reduction in international liquidity might generate

(1)  (Fundação Instituto de Pesquisas Econômicas, Administrativas e Contábeis de Minas Gerais).

turbulence in the financial markets, the central banks of emerging countries are reacting by increasing their interest rates in an attempt to contain capital flight.

We still expect any increase in interest rates by the US Federal Reserve to take some time, even with the positive signals in the US economy. Inflation below 2%, and high unemployment, above 6%, are in our view reasons for interest rates in the US to remain close to zero until 2015. In this context, the US equities market loses strength and the emerging markets have felt an even more accentuated weakness. The use of low interest rates is one of the ways to help the economy of the country recover — encouraging companies to expand by hiring more workers — and to a certain extent supports stability of prices. Meanwhile Fed Chair Janet Yellen, though offering a positive assessment on the outlook for the US economy, pointed out that optimism does not change the Fed’s plans to keep the basic interest rate close to zero for the immediate future.

According to the OECD, the Eurozone received some positive impetus from improvements in the outlooks for its three largest economies — Germany, France and Italy — in spite of the outlooks for GDP growth still being modest in the short term.

At the same time, there is the risk that inflation might continue to fall if growth disappoints or if the euro does not appreciate more. In a scenario which is still one of risk, high unemployment, inflation below target and high levels of public debt, the OECD recommends that monetary policy in its 34 member countries should continue to be accommodative, that is to say, interest rates need to be kept low for some time yet. For other emerging economies, its assessment is that the appropriate monetary policy will depend on developments in inflation and the exchange rate. Concerns on the performance of the American economy have also pressured European indices.

Although the industrial sector in the Eurozone began to gain traction in March, with a performance index at its highest level in the last three months, the unemployment rate was still 11.8% in that month, having been stable at that level since December 2013. A slight improvement was seen in comparison to March of last year, when the unemployment rate was 12%. The figures are from Eurostat.

In the Brazilian electricity sector, a risk of rationing and potential major blackouts has put the country on alert. The government’s concern about the situation of the reservoirs in the Southeast and Center-West is greater because these reservoirs, together, are responsible for approximately 70% of the hydroelectric energy generated in Brazil. Also, the present level of storage is lower than at the same time last year (41.6%), when a drought in the middle of the rainy season also generated concern on a possible shortage of electricity. The successive record levels in consumption of electricity at the beginning of this year, caused by higher temperatures especially in the South and Southeast, have contributed to worsening of this picture.

As an option for guaranteeing Brazil’s electricity supply, the government has the thermal plants, which burn fuels such as oil, gas and biomass. The problem of having recourse to them is that not only are they more pollutant, but the electricity they produce is more expensive, which increases electricity bills.

The mechanism of the Annual Tariff Adjustment aims to re-establish the purchasing power obtained through the rates charged by concession holders. In April the Brazilian electricity regulator (Agência Nacional de Energia Elétrica — Aneel) approved an average increase of 14.76% in the charges made by Cemig Distribution (Cemig D) for electricity to its consumers.

The cost of the widespread dispatching of the thermal plants, which influences the costs that the distributors pay for electricity in the short term, is beginning to be felt by residential consumers more strongly following the rate adjustments of this year, since dispatching of the thermal generation plants was adopted more strongly starting last year. The Finance Ministry has authorized a loan of R$ 11.2 billion to the wholesale electricity trading chamber (CCEE), which is advancing this money to distributors to fund the additional costs of electricity bought from thermal sources, and also the distributors’ forced exposure to the spot market.

Cemig stock prices — performance

Security	Ticker	Currency	Close of Dec. 31, 2013	Close of Mar. 31, 2014	Change in the period %
Cemig PN	CMIG4	R$	14.01	15.25	8.85%
Cemig ON	CMIG3	R$	14.20	15.70	10.56%
ADR PN	CIG	U$	5.96	6.80	14.09%
ADR ON	CIG.C	U$	6.27	6.92	10.37%
Ibovespa	Ibovespa	—	51.507	50.404	-2.14%
IEEX	IEEX	—	26.250	24.838	-5.38%

Source: Economática.

In the first quarter of 2014 Cemig’s preferred shares (CMIG4) traded a total volume of R$ 4.3 billion. At this level of trading, Cemig continues to be one of the most liquid shares in the Brazilian electricity sector, and one of the most traded shares in the Brazilian market.

On the New York Stock Exchange our preferred ADRs (CIG) traded a total volume of US$ 2.1 billion in the first quarter of 2014 — reflecting Cemig’s recognition by the investor market, and maintaining the stock’s status as a global investment option.

The benchmark São Paulo Bovespa index was down 2.14% in 1Q14, closing the quarter at 54,404 points. In our view this negative performance, too, reflects the growing pessimism of investors about the Brazilian economy.

Meanwhile Cemig’s shares significantly outperformed the Brazilian stock index: In the quarter, the common shares were up 10.56%, and the preferred shares were up 8.85%.

Capital markets

Securities prices and indices, Year to May 14, 2014  Source: Economática.

Cemig’s long-term ratings

The outlook for Cemig’s long term credit ratings on the Brazilian scale are unchanged:

Rating	Cemig		Cemig D		Cemig GT
agency	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	AA(bra)	Negative	AA(bra)	Negative	AA(bra)	Negative
S&P	BrAA+	Stable	BrAA+	Stable	BrAA+	Stable
Moody´s	Aa2.br	Negative	Aa1.br	Negative	Aa1.br	Negative

Adoption of IFRS

The financial results presented below are prepared in accordance with the new Brazilian accounting rules, which embody a process of harmonization between Brazilian accounting rules and IFRS (International Financial Reporting Standards).

PROFIT AND LOSS ACCOUNT

Consolidated — R$ ’000	03/31/2014	03/31/2013	Change %
REVENUE	4,760,772	3,677,594	29.45

OPERATIONAL COSTS
Electricity bought for resale	(1,628,716)	(972,787)	67.43
Charges for the use of the national grid	(169,542)	(126,225)	34.32
Personnel and managers	(294,781)	(442,930)	(33.45)
Employees’ and managers’ profit shares	(57,807)	(56,001)	3.22
Post-retirement liabilities	(52,979)	(41,957)	26.27
Materials	(52,563)	(55,942)	(6.04)
Outsourced services	(205,408)	(189,701)	8.28
Depreciation and amortization	(182,033)	(202,985)	(10.32)
Royalties for use of water resources	(41,135)	(34,041)	20.84
Operational provisions	(4,783)	(42,238)	(88.68)
Infrastructure construction cost	(149,070)	(204,348)	(27.05)
Others	(110,179)	(86,853)	26.86
TOTAL COST	(2,948,996)	(2,456,008)	20.07

Gain (loss) in subsidiaries by equity method	114,720	166,158	(30.96)

Profit before Financial revenue (expenses) and taxes	1,926,496	1,387,744	38.82

Financial revenues	252,923	139,929	80.75
Financial expenses	(350,462)	(303,465)	15.49
Pretax profit	1,828,957	1,224,208	49.40

Current and deferred income tax and Social Contribution tax	(578,868)	(358,861)	61.31
NET PROFIT FOR THE PERIOD	1,250,089	865,347	44.46

Non-recurring
Monetary updating on CRC Account	—	(43,547)	—
NET PROFIT FOR THE PERIOD	1,250,089	821,800	52.12

Cemig’s consolidated electricity market

The Cemig Group(1) sells electricity through its wholly-owned subsidiaries Cemig Distribuição (Cemig Distribution, referred to as “Cemig D”), Cemig Geração e Transmissão (Cemig Generation and Transmission, or “Cemig GT”), and the subsidiaries Horizontes Energia, Termelétrica Ipatinga, Sá Carvalho, Termelétrica de Barreiro, Cemig PCH, Rosal Energia and Cemig Capim Branco Energia.

Cemig’s consolidated electricity market comprises sales of electricity to:

(I)                       Captive consumers in Cemig’s concession area in the State of Minas Gerais;

(II)                  Free Consumers both in the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(III)             other agents of the electricity sector — traders, generators and independent power producers, also in the ACL;

(IV)              Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(V)                   the wholesale trading chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) ( — eliminating transactions between companies of the Cemig Group).

Sales of electricity to final consumers totaled 11,963 GWh (including the Cemig Group’s own consumption), or 10.72% more than in 1Q13.

The number of clients billed by the Cemig Group in March 2014 was 73,844,255, 3.1% more than in March 2013. This chart shows the breakdown by consumer category:

Total consumption of electricity (MWh) - changes

The volume of electricity sold to final consumers of Cemig in 1Q14 was 7.75% higher than in 1Q13.

	MWh		Change	Average price 03/31/2014	Average price 03/31/2013
Consolidated	03/31/2014	03/31/2013%		R$	R$
Residential	2,567,781	2,312,569	11.04	474,00	496,77
Industrial	6,110,066	5,499,782	11.10	175,76	169,86
Commercial, Services and Others	1,662,481	1,528,696	8.75	393,44	390,00
Rural	743,703	632,817	17.52	249,86	274,51
Public authorities	220,672	208,265	5.96	382,01	388,73
Public illumination	329,739	309,813	6.43	244,59	250,32
Public service	319,227	304,326	4.90	263,68	261,90
Subtotal	11,953,699	10,796,268	10.72	282,76	286,31
Own consumption	9,769	8,636	13.12	—	—
Wholesale supply to agents in Free and Regulated Markets (*)	3,863,170	3,883,530	(0.52)	123,87	120,44
Total	15,826,608	14,688,434	7.75	247,54	236,06

(*) Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

These comments describe the main changes between the two years in each consumer category:

Residential:

Residential consumption, at 2,568 GWh, represented 16.22% of the total electricity sold by Cemig in 1Q14, and was 11.04% higher in absolute terms than in 1Q13.

Factors in this change are:

a.              Addition of 208,409 new consumers — expanding the total in this category by 3.4%.

b.              Climatic conditions — higher temperatures than in 1Q13.

c.               Continuation, though at a more modest level, of the dynamics of private consumption of goods and services, made possible by government policies on employment and income, and stimulation for acquisition of goods associated with the supply of lines of credit.

d.              Average monthly consumption per consumer 7.2% higher, at 136.2 kWh/month, than in 1Q13 — the highest since the first quarter of 2002.

Industrial:

	MWh		Change	Average price 03/31/2014	Average price 03/31/2013
	03/31/2014	03/31/2013%		R$	R$
Cemig GT	4,887,863	4,336,814	12.71	149,00	139,51
Cemig D	980,840	951,943	3.04	331,85	325,78
Other subsidiaries	241,363	211,025	14.38	83,46	90,09
Total	6,110,066	5,499,782	11.10	175,76	169,86

The electricity used by captive clients and the electricity transported to free clients in the industrial category, at 6,110 GWh, was 38.61% of the total of electricity distributed by Cemig in the quarter, and 11.10% higher by volume than in 1Q13.

The behavior of this consumer category is associated with the level of industrial activity in Minas Gerais, which was lower in 1Q14 due to lower domestic demand, reflecting the low level of domestic investment, and more adverse conditions for exports due to the international economic context — lower growth in China, and weak economic recovery in the US and some countries of the EU.

Mining accounted for 16.4% of the total of electricity sold to the industrial sector, and its total was 3.2% lower than in 1Q13.  Manufacturing was 83.3% of the total, and was 1.5% lower year-on-year.

In manufacturing, year-on-year variations were different: (I) in non-ferrous metals electricity consumption was down 27.3% YoY, and in the auto industry down 5.7%, while (II) it was up 3.4% in ferro alloys, up 6.8% in chemicals, up 3.9% in non-metallic minerals, up 0.3% in steel and up 2.6% in food products.

Commercial:

	MWh			Average price 03/31/2014	Average price 03/31/2013
	03/31/2014	03/31/2013	Change %	R$	R$
Cemig G	79,731	76,854	3.74	224.62	211.15
Cemig D	1,572,482	1,441,254	9.11	403.10	401.08
Other subsidiaries	10,268	10,588	(3.02)	225.56	179.54
Total	1,662,481	1,528,696	8.75	393.44	390.00

The commercial consumer category accounted for 10.5% of Cemig’s electricity sales in 1Q14, totaling 1,662 GWh — this was 8.75% higher than in 1Q13. We see these factors:

a.              Connection of 17,690 new consumers, expanding the consumer base of this category by 2.5%.

b.              Climate — higher temperatures than in 1Q13.

c.               The dynamics of the tertiary sector — provision of services to both private consumers and various economic sectors.

d.              Average monthly consumption per consumer 6.2% higher year-on-year, at 735.7 kWh/month, compared to 692.7 kWh/month in 1Q13.

All the economic sectors within the Commercial and Services category had higher consumption in 1Q14 than 1Q13 — the strongest growth was in wholesaling (up 12.2%), accommodation and meals (8.2%), and retailing (6.8%).

Rural:

Consumption by the rural consumer category, at 743,703 MWh, was 4.7% of the total electricity sold by Cemig, and 17.52% higher by volume than in 1Q13.

This increase is largely associated with climate factors:

a.              Lower rainfall in 1Q14 than the historic average (the expected level for the period of the year; and

b.              higher temperatures than in 1Q13, resulting in

c.               consumption for irrigation 27.9% higher.

Other user categories:

Total consumption by the other consumer categories — Public Authorities, Public Illumination, Public Services, and Cemig’s own consumption — at 5.56% of the total electricity transacted, was 5.82% higher than in 1Q13.

The electricity market of Cemig D

The concession area of Cemig D (Cemig Distribution — Cemig Distribuição S.A.), approximately 97% of the Brazilian state of Minas Gerais, totals an area of 567,478 km². Cemig D has four electricity concessions in the state, under four separate concession contracts (West, East, South, and North).

Electricity billed to captive clients and electricity transported for Free Clients and distributors with access to Cemig D’s networks totaled 11,208 GWh in 1Q14, 4.2% more than in 1Q13.

This quarterly result is a composition of the growth of 9.3% in the captive market, with the highest growth in the Residential, Commercial and Services and Rural categories, and sales in the free market 2.7% lower, due to lower industrial activity.

In March 2014 Cemig D billed 7,844,139 consumers, 3.1% more than in March 2013.  Of this total, 7,843,724 are captive consumers, and 415 are Free Clients that use Cemig D’s distribution network, representing year-on-year growth of 5.9%.

The significant growth of 9.3% in the captive market in 1Q14 reflected two transitory factors: (i) high temperatures with low rainfall; and (ii) 3.9 more invoicing days in the billing cycle of low-voltage consumers than in 1Q13.

The electricity market of Cemig GT

The figure for total sales to the market of Cemig GT comprises sales made:

(I)                 in the Free Market: to Free Clients, either located in Minas Gerais or in other States; and to other generation companies and traders;

(II)            in the Regulated Market: to distributors; and

(III)       in the wholesale market — through the Electricity Trading Chamber (CCEE).

Cemig GT sold a total of 10,715 GWh in 1Q14, 13.4% more than in 1Q13.

The number of clients billed by Cemig GT was 511 in March 2014, 33.1% more than in March 2013.  Of this total, 462 are industrial and commercial clients located in Minas Gerais and other states.

Sales of electricity to Free Clients in the Free Market totaled 4,967 GWh in 1Q14, 12.6% more than in 1Q13. We see two factors in this:

a.              incorporation of new free clients in Cemig GT’s portfolio; and

b.              a higher effect from seasonalization of electricity in the contracts of Free Consumers in 1Q14 than in 1Q13.

The total volume of sales of electricity to other agents of the sector in the Free Market was 1,937 GWh, which was 117.6% more than in 1Q13. This reflected Cemig taking commercial opportunities that resulted in signature of new short-term sales contracts.

The level of sales in the Regulated Market being 37.3% lower year-on-year was the result of termination of contracts under the Regulated Market Auction held in 2005, for which supply ran from 2006 through 2013.

Sales in the Wholesale Market (CCEE) were 80.7% higher in 1Q14, due to a higher volume of settlement of availability of Cemig GT’s supply in 1Q14 than in 1Q13.

Physical totals of transport and distribution — MWh

	MWh		Change
	03/31/2014	03/31/2013%
Total energy carried
Electricity transported for distributors	76,500	65,012	17.67
Electricity transported for free clients	4,482,913	4,570,253	(1.91)
Own load
Consumption by captive market	6,744,213	6,169,623	9.31
Losses in distribution network	1,439,738	1,432,444	0.51

Consolidated operational revenue

Gross supply of electricity:

Revenue from total supply of electricity to final consumers was R$ 3.918 billion in 1Q14, 13.00% more than in 1Q13 (R$ 3.467 billion).

Final consumers

Total revenue from electricity sold to final consumers, excluding Cemig’s own consumption, in 1Q14 was R$ 3.439 billion, an increase of 14.65% from the figure for 1Q13, R$ 3.000 billion.

The main factors in revenue in 1Q14 were:

•                  Volume of electricity sold to final consumers 10.72% higher.

•                  Tariff Adjustment of 2.99% for captive consumers of Cemig D, as from April 8, 2013.

•                  Adjustment to contracts for sale of electricity to free consumers, most of these being indexed to the IGP-M inflation index.

•                  Increase of 39.9% in the number of Free Consumers in the industrial market.

	R$		Change	Average price 03/31/2014	Average price 03/31/2013	Change
	03/31/2014	03/31/2013%		R$	R$	%
Residential	1,217,140	1,148,808	5.95	474.00	496.77	(4.58)
Industrial	1,073,906	934,178	14.96	175.76	169.86	3.48
Commercial, Services and Others	654,088	596,185	9.71	393.44	390.00	0.88
Rural	185,818	173,715	6.97	249.86	274.51	(8.98)
Public authorities	84,299	80,959	4.13	382.01	388.73	(1.73)
Public illumination	80,652	77,553	4.00	244.59	250.32	(2.29)
Public service	84,174	79,704	5.61	263.68	261.90	0.68
Subtotal	3.380.077	3.091.102	9.35	282.76	286.31	(1.24)
Supply not yet invoiced, net	59,146	(91,425)	—	—	—	—
Wholesale supply to other concession holders (*)	478,524	467,721	2.31	123.87	120.44	2.85
Total	3,917,747	3,467,398	12.99	247.54	236.06	4.86

(*) Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Revenue from use of the distribution systems — TUSD

Cemig D’s revenue from the TUSD in 1Q14 was R$ 196 million, 42.22% less than in 1Q13 (R$ 339 million).  This mainly reflects the reduction in tariff resulting from the Tariff Review of Cemig D, which reduced the TUSD for Free Consumers by an average of 33.22%, as from April 8, 2013; it is also due to lower industrial consumption by large clients in 2013.

Revenue from transactions in electricity on the CCEE

The revenue from wholesale transactions on the CCEE was R$ 1.327 billion in 1Q14, which is 129.27% higher than in 1Q13 (R$ 578,747 million).  This primarily reflects the spot price (Preço de Liquidação de Diferenças, or PLD) being 107.52% higher in 1Q14, at (R$ 669.76/MWh, compared to R$ 322.75/MWh in 1Q13); and also due to the higher availability of electricity for settlement in the CCEE in the period.

Other operational revenues

This line was 50.07% higher in 1Q14, at R$ 299 million, than in 1Q13 (R$ 199 million), mainly on the following factors:

•                  Funding from the Electricity Development Account (Conta de Desenvolvimento Energético, or CDE) 70.63% higher in 1Q14: This is compensation for the subsidies given in the TUSD (Tarifas de Uso do Sistema de Distribuição) that were not incorporated into the tariff, a total of R$ 136 million in 1Q14, compared to R$ 80 million in 1Q13.

•                  Permission from the CCEE to omit thermal-sourced electricity purchases from electricity invoices, due to a lower level of generation than specified by the National System Operator (Operador Nacional do Sistema Elétrico, ONS) in 1Q14.  The amount was R$ 33 million.

Sector and similar charges on revenue

The sector and related charges applied to revenue totaled R$ 1.282 billion in 1Q14, 5.66% more than in 1Q13 (R$ 1.214 billion).  This is mainly due to the taxes that are calculated as a simple percentage of billing, which thus vary in accordance with the variations in revenues.

Operational costs and expenses

Operational costs and expenses, excluding Financial revenue (expenses), totaled R$ 2.949 billion in 1Q14, 20.70% less than in 1Q13 (R$ 2.456 billion).

The following paragraphs comment on the main variations:

Electricity bought for resale

The expense on electricity bought for resale in 1Q14 was R$ 1.629 billion, which compares to R$ 973 billion in 2013, an increase of 67.43%. This mainly reflects: Main factors in the increase:

•                  Higher purchase of electricity in the Free Market in 1Q14, a variation of R$ 137 million, due to higher sales activity by Cemig GT, and the higher cost of acquisition associated with the increased price of electricity in the market.

•                  The low level of the reservoirs of the hydroelectric plants, and the consequent increase in prices of supply, significantly affecting the cost of electricity bought by electricity distributors in Brazil.

•                  Expense on electricity acquired in auctions 72.42% higher, at R$ 579 million in 1Q14, compared to R$ 336 million in 1Q13, arising from availability contracts, due to expenditure on fuel for generation by the thermal plants.

•                  The Brazilian federal government issued Decree 7945 (of March 7, 2013), which ordered payment of funds from the Energy Development Account (Conta de Desenvolvimento Energético, or CDE), to cover, principally, the costs arising from dispatching of the thermoelectric plants. The Company recorded receipt of a compensatory payment of R$ 836 million in 1Q14 for costs of electricity bought in the spot market.

•                  Expenses on electricity from Itaipu Binacional were 11.41% lower, at R$ 205 million in 1Q14, vs. R$ 231 million in 1Q13 — mainly reflecting the volume of electricity purchased being 24.71% lower, at 1,541,042 MWh, compared to 2,046,848 in 1Q13. These expenses are indexed to the US dollar, and the effect of this volume difference was partly offset by the weakening of the Real against the dollar between the two periods: the average dollar used for billing in 1Q14 was R$ 2.34, compared to R$ 1.99 for 1Q13 — an increase of 17.59%.

Charges for use of the transmission network

The Charges for Use of the Transmission Network totaled R$ 169 million in 1Q14, compared to R$ 126 million in 1Q13, a reduction of 34.32%.

Personnel (excluding voluntary retirement programs and costs of personnel transferred to works in progress)

	03/31/2014	03/31/2014	Δ %
Remuneration and salary-related charges and expenses	260,790	252,397	3.33
Supplementary pension contributions — Defined-contribution plan	17,546	16,952	3.50
Assistance benefits	33,638	33,854	(0.64)
	311,974	303,203	2.89

The total expense on personnel (excluding voluntary retirement programs and costs of personnel transferred to works in progress) was slightly (2.89%) higher than in 1Q13, after the 6.85% employee wage increase agreed in the 2013—14 Collective Work Agreement in November 2013.

The total number of employees was 5.04% lower, at 7,911, on March 31, 2014 than at the end of March 2013(8,331).

Number of employees

Financial revenue (expenses)

Cemig reports net financial expenses of R$ 98 million in 1Q14, compared to net financial expenses of R$ 164 million in 1Q13. The main factors are:

•                  Recognition in 1Q13 of monetary updating on Financial Assets representing the Assets Remuneration Base (Base Regulatória de Remuneração, or BRR), in the amount of R$ 113 million. The adjustment indexor used is the IGP—M inflation index.

•                  Income from cash investments was 108.34% higher in 1Q14, at R$ 72 million, compared to R$ 35 million in 1Q13, due to investment of a higher volume of funds in 1Q14.

•                  Revenue from monetary updating on the CRC contract, in 1Q13, of R$ 44 million, the low amount reflecting its early settlement, at that time — after which, in subsequent quarters, this item was zero. There are more details in Explanatory Note 12 to the financial statements at December 31, 2013.

•                  Expense on monetary updating of loans and financing 77.94% higher, at R$ 116 million, in 1Q14 than in 1Q13 (R$ 65million). This largely reflects the higher average balance of loans indexed to inflation in 1Q14 than in 1Q13, and to a lesser extent reflects higher inflation as measured by the IPCA index (2.18% and 1Q14, vs. 19.94% in 1Q13).

Income tax and Social Contribution tax

In 1Q14 Cemig reported income tax and Social Contribution tax totaling R$ 579 million, on reported pre-tax profit of R$ 1.829 billion, representing a percentage rate of 31.65%.  In 1Q13, the expense on income tax and the Social Contribution tax was R$ 359 million, on pre-tax profit of R$ 1.224 billion, an effective rate of 29.31%.

Regulatory assets and liabilities

Following the alignment of Brazilian accounting practices with IFRS, as from 2010 regulatory assets and liabilities are no longer recorded in the Company’s financial statements.  They are recognized in the profit and loss account of a year only after their actual inclusion in the Company’s tariff.

This table shows the effects that regulatory assets and liabilities would have had if they had been recognized in the Company’s financial statements:

STATEMENT OF FINANCIAL POSITION	Amounts already included in tariff increases	Amounts to be included in the next tariff adjustment	03/31/2014	12/31/2013
Assets	1,149,079	644,298	1,793,377	1,307,970
Liabilities	(937,234)	(353,183)	(1,290,417)	(963,869)
Regulatory gain by the equity method gain	—	—	70,067	76,899
	211,845	291,115	573,027	421,000

	03/31/2014	12/31/2013
Assets
Prepaid expenses — CVA (1)	1,789,012	1,257,729
Reduction of Tariff for Use of Transmission and Distribution Systems	111	26,096
Discounts for irrigation clients	—	4,913
Other regulatory assets	4,254	19,232
	1,793,377	1,307,970
Equity method gains (losses) arising from Regulatory Assets and Liabilities	70,067	76,899
Deferred income tax and Social Contribution tax	(192,406)	(128,556)
	1,671,038	1,256,313
Liabilities
Regulatory liabilities — CVA (1)	(1,289,441)	(950,346)
Other regulatory liabilities	(976)	(13,523)
	(1,290,417)	(963,869)
	380,621	292,444

(1) ‘Portion A Costs Variation Compensation Account’ (CVA).

The net effects of regulatory assets and liabilities on the Company’s Profit and loss account, if they had been recorded, would have been as follows:

	03/31/2014	12/31/2013
Profit (loss) for the period	1,250,089	865,347
Operational profit arising from regulatory assets and liabilities	138,634	(315,039)
Net financial revenue (expenses) arising from regulatory assets and liabilities	5,318	14,830
Equity method gains (losses) arising from regulatory assets and liabilities	(6,832)	22,778
Income tax and Social Contribution on regulatory assets and liabilities	(48,944)	102,071
Net profit for the period taking into account regulatory assets and liabilities	1,338,265	689,987

REGULATORY EBITDA — R$ million	03/31/2014	12/31/2013	Change %
Net profit for the period taking into account regulatory assets and liabilities	1,338,265	689,987	93.96
+ Income tax and Social Contribution tax	627,812	256,790	144.48
+ Financial revenue (expenses)	92,221	148,706	(37.98)
+ Amortization	182,033	202,985	(10.32)
= EBITDA	2,240,331	1,298,468	72.54

EBITDA

Cemig’s consolidated Ebitda in 1Q14 was 32.55% higher than in 2013:

EBITDA - R$ ’000	03/31/2014	12/31/2013	Var. %
Profit (loss) for the period	1,250,089	865,347	44.46
+ Income tax and Social Contribution tax	578,868	358,861	61.31
+ Net financial revenue (expenses)	97,539	163,536	(40.36)
+ Depreciation and amortization	182,033	202,985	(10.32)
= EBITDA	2,108,529	1,590,729	32.55

The significantly higher consolidated Ebitda in 1Q14 than 1Q13 mainly reflects revenue 29.45% higher, partially offset by operational costs and expenses (excluding the effects of depreciation and amortization) 22.781 higher. Ebitda margin increased from 43.26% in 1Q13 to 44.30% in 1Q14.

In Cemig D, the lower Ebitda of Cemig D in 1Q14 than 1Q13 mainly reflects operational costs and expenses (excluding the effects of depreciation and amortization) 24.59% higher, in which the highlight was the expense of Electricity bought for resale 66% higher. In Cemig GT, the higher Ebitda in 1Q14 than 1Q13 was mainly the effect of net revenue 77.67% higher, partly offset by operational costs and expenses (excluding the effects of depreciation and amortization) 17.50% higher.

DEBT

Cemig’s consolidated total debt at March 31, 2014 was R$ 9.435 billion, 0.24% less than at December 31, 2013.

NEW ACQUISITIONS

The Joaquina Project

On April 30, 2014, Cemig GT, as purchaser, and Orteng Equipamentos e Sistemas S.A. and Arcadis Logos Energia S.A. as vendors, signed a share purchase agreement governing acquisition of 49.9% of the share capital of Retiro Baixo Energética S.A. (“RBE”).

RBE is an unlisted corporation and holder of the concession for commercial operation of the Retiro Baixo Hydroelectric Plant, on the Paraopeba River in Minas Gerais State, Brazil, with installed generation capacity of 83.7MW and assured power level of 38.5 MW average.

The price for the acquisition of 49.9% of the total capital of RBE is R$ 146 million, to be updated in accordance with the share purchase agreement.  The entry of Cemig GT as a stockholder of RBE replacing the Vendors was approved by the Board of Directors of the company held on today’s date.

Conclusion of the transaction is subject to conditions precedent, including approval by the Brazilian monopolies authority, Cade (Conselho Administrativo de Defesa Econômica), and consents from the Brazilian electricity regulator, Aneel, the financing entities, and the remaining partner.

DIVIDENDS

Cemig’s dividend policy guarantees that 50% of the net profit will be distributed as obligatory dividend to the Company’s stockholders, subject to the other provisions of the By-laws, and the applicable legislation; and the balance, after any retention specified in a capital and/or investment budget prepared by Cemig’s management, which complies with the Long-term Strategic Plan and the dividend policy stated in it, and has been duly approved, will be applied to constitute a profit reserve to be used for distribution of extraordinary dividends, up to the maximum limit specified by law.

Without prejudice to the obligatory dividend, every two years Cemig will use this profit reserve for distribution of extraordinary dividends, up to the limit of available cash.

Cemig’s Board of Directors may declare interim dividends, in the form of Interest on Equity, on account of retained earnings, profit reserves or profit reported in half-yearly or interim balance sheets.

The table below shows the history of our distribution of stockholder corporate action payments over the last five years.

Date approved	Type	Amount per share (R$)
April 30, 2014	Dividend	0.89
December 5, 2013	Interest on Equity	0.55
April 30, 2013	Dividend	1.43
December 20, 2012	Interest on Equity	1.99
December 20, 2012	Extraordinary dividend	1.88
April 27, 2012	Dividend	1.90
December 9, 2011	Extraordinary dividend	1.25
April 29, 2011	Dividend	1.75
December 16, 2010	Extraordinary dividend	1.32
April 29, 2010	Dividend	1.50
April 29, 2009	Dividend	1.90

Cemig’s dividend yield, shown below, illustrates its commitment to seek business strategies that ensure an adequate return for stockholders.

DIVIDEND POLICY

Cemig, through its bylaws, assumes the undertaking to distribute a minimum dividend of 50% of the net profit for each year. Additionally, extraordinary dividends can be distributed each two years, or more frequently, if cash availability permits.

The dividends are usually paid in two equal installments: by June 30 and December 30 of the year following the business year on the results of which they are based.

Dividends declared in April 2014 total R$ 1.656 billion, as follows:

•                  R$ 533 million in the form of Interest on Equity (declared on December 5, 2013) for the 2013 business year, to be on account of the minimum obligatory dividend for the year: this payment was made on December 19, 2013.

•                  R$ 1.122 billion, in the form of dividends, for the 2013 business year, declared at the Annual General Meeting of April 30, 2014, to stockholders of record on that day.

THE CEMIG GROUP’S PORTFOLIO OF GENERATION ASSETS

CEMIG — Generation portfolio, MW*

Stage	Hydroelectric plants	Small hydroelectric plants	Wind power	Solar	Thermal	TOTAL
In operation	6,803	259	70	1	184	7,317
Under construction / contracted	1,083	29	153	1	—	1,267
In development	7,270	191	1,272	36	1,500	10,268
Total	15,156	479	1,495	38	1,500	18,852

*Os valores referem-se apenas a participação da Cemig direta ou indireta em 31/03/2014

Highlights of 1st quarter 2014:

Santo Antônio hydro plant — 6 generation units start operation

The Santo Antônio hydro plant, in the municipality of Porto Velho, in Brazil’s northern state of Rondônia, comprises 50 generator rotors with total capacity for 3,568 MW. Currently 26 of these units are in commercial operation — a total of approximately 1,856 MW. The other 24 generation units are under construction, with completion scheduled for July 2016. Cemig’s share in the enterprise is 10%.

Irapé hydro complex — in operation

Aneel Authorizing Resolution 4582/2014 approved the proposed 3rd amendment to the Concession Contract of the Irapé Hydroelectric project, to increase its installed capacity by 39 MW. The present generation capacity of the Irapé complex as inspected and registered by is 399 MW. Cemig’s stake in the enterprise is 100%.

Brasil PCH — acquisition of 13 Small Hydro Plants already in operation

On February 14, 2014, Cemig GT, through Chipley SP Participações S.A. (owned 40 % by Cemig GT, 59% by Renova Energia S.A. and 1% by Renovapar), finalized acquisition of an equity interest of 51% in Brasil PCH. The remaining interests are held by Petrobras, with 49%, and Jobelpa, with 2%.

Brasil PCH is a holding company wholly owning 13 Small Hydro Plants (Pequenas Centrais Elétricas, or PCHs), in the states of Minas Gerais, Rio de Janeiro, Espírito Santo and Goiás. Their total installed capacity is 291 MW, and their guaranteed power takeoff level is 194 average MW. The entire output of all of them has been sold under the Proinfa program (Programa de Incentivo a Fontes Alternativas de Energia, or Program to encourage alternative energy sources) for a period of 20 years.

Belo Monte Hydroelectric Complex — under construction

The Belo Monte hydroelectric complex, in the municipality of Altamira in the Northern Brazilian State of Pará, will have 24 generation rotors, and total capacity of 11,233 MW. Its guaranteed offtake level with be 4,571 average MW. The start dates for the 24 rotors extend over a period from February 2015 to January 2019. Cemig has a direct and an indirect interest in the enterprise, totaling an aggregate 8.12%.

Guanhães Energia: 4 Small Hydro Plants — under construction

The holding company Guanhães Energia has the authorization to build 4 small hydro plants (‘PCHs’) in the municipalities of Virginópolis and Dores de Guanhães, in the state of Minas Gerais: Fortuna II (9 MW), Senhora do Porto (12 MW), Jacaré (9 MW) and Dores de Guanhães (14 MW). The total installed CPC is thus 44 MW. The offtake power guarantee level is 25 average MW. Scheduled start dates for the four PCHs range from July 2014 through January 2015. Cemig has a total direct and indirect equity interest of 65.56%.

The Alto Sertão II  (‘High Wilderness II’) complexes of wind farms — under construction

The Alto Sertão II wind complex comprises a group of 6 and a group of 9 wind farms, built under contracts won, respectively, at the ‘Reserve’ Auction (Leilão de Reserva, or LER) of 2010 and the ‘A—3’ Auction of 2011. They are in the Northeastern Brazilian

state of Bahia, with aggregate installed capacity of 386.1 MW, and guaranteed offtake level of 181.6 average MW. In a recent development, the start of the period for the 15 wind farms to start operation was postponed to coincide with the availability of the transmission lines for outflow of their production. The current forecasts for initial operation dates are between June 2014 and June 2015. Cemig owns an equity interest, held indirectly, of 7.10%.

The Alto Sertão III wind complex — contracted

Alto Sertão III is a complex of 46 wind farms, which have placed their output on the Free Market or the Regulated Market, at the A—5 auction of 2012 and the LER (‘Reserve’) Auction of 2013, in the state of Bahia. They have aggregate installed capacity of 741.5 MW, and physical guarantee offtake level of 363.2 average MW. Scheduled startup dates of the 36 wind farms are over the period April 2015 through January 2017. Cemig has an indirectly held equity stake of 7.10%.

Wind farms contracted at the 2013 A—5 auction

A total of 17 wind farms in Bahia were contracted at the 2013 A—5 auction, for total installed generation capacity of 355.5 MW, and physical offtake guarantee level of 183.9 average MW. This supply was sold for an average price of R$ 118.75/MWh, undergoing monetary updating from January 2014. The scheduled date for start of commercial operation is May 2018. Cemig has an equity interest, held indirectly, of 7.10%.

Sale of contracted supply by Renova to Cemig GT in the Free Market — contracted

On March 21, 2014, Renova Energia placed a contract to sell supply of 295 average MW between 2016 and 2031. The total installed capacity involved is 676.2 MW, and Cemig GT owns an option to acquire a stockholding of up to 50%. Cemig has an equity interest of 7.10%, held indirectly.

Sete Lagoas experimental solar plant — under construction

The experimental photovoltaic solar generation plant at Sete Lagoas, Minas Gerais, has installed capacity for 3.3 MWp. Works began in March 2013 and are scheduled for completion in December 2014.

Taesa — Highlights of 1Q14

Net profit according to IFRS was R$ 111.5 million. Regulatory Ebitda was R$ 320.9 million, resulting in a Regulatory Ebitda margin of 89.8%. The availability of lines in this period was 99.99%. The related Variable Portion of the remuneration was R$ 5.3 million.

Main financial indicators:

R$ million — IFRS	03/31/2014	03/31/2013	Change %
Ebitda	211.8	193.7	9.3
Ebitda margin	79.2%	73.6%	5.6bp
Net profit	111.5	171.1	(34.8)
Net debt	3,670	1,949	883.3
Stock price: TAEE11 (May 13), R$	20.35	19.34	5.2
Market value	7.011	6.662	5.2

R$ million — Regulatory (without IFRS)	31/03/2014	31/03/2013	Var. %
Ebitda	320.9	291.7	10.0
Ebitda margin	89.8%	88.4%	1.4bps
Net profit	176.8	201.7	(12.3)
Net debt	3.670	1.949	88.3
Stock price: TAEE11 (May 13), R$	20.35	19.34	5.2
Market value	7.011	6.662	5.2

http://ri.taesa.com.br/taesa2013/web/conteudo_pt.asp?idioma=0&conta=28&tipo=45599

FINANCIAL STATEMENTS SEPARATED BY COMPANY

FINANCIAL STATEMENTS SEPARATED BY COMPANY ON MARCH 31, 2014

ITEM	HOLDING COMPANY	CEMIG GT	CEMIG D	CEMIG TELECOM	SÁ CARVALHO	ROSAL	OTHER SYS	ELIMINATIONS / TRANSFERS	TOTAL, SUBSIDIARIES	TAESA	LIGHT	MADEIRA	GASMIG	OTHER JOINTLY- CONTROLLED SUBSIDIARIES	ELIMINATIONS / TRANSFERS	Total, SUBSIDIARIES AND JOINTLY- CONTROLLED SUBSIDIARIES
ASSETS	15,299,240	11,642,924	13,110,657	327,061	175,453	148,544	595,548	(9,571,840)	31,727,587	4,848,185	4,389,576	2,131,969	1,029,021	2,361,268	(6,144,303)	40,343,303
Cash and cash equivalents	241,816	386,240	374,940	23,976	6,234	7,526	69,803	—	1,110,535	212,628	230,051	28,725	39,757	116,283	—	1,737,979
Accounts receivable	—	1,611,923	1,607,106	—	5,520	4,664	32,956	(28,926)	3,233,243	93,343	620,373	21,568	101,571	36,728	(7,026)	4,099,800
Securities — cash investments	206,631	224,695	310,451	4,460	17,597	10,013	158,592	—	932,439	171,802	—	—	23,449	47,830	—	1,175,520
Taxes	478,812	90,567	1,523,598	29,700	555	102	1,772	—	2,125,106	315,643	334,294	7,949	57,108	6,180	—	2,846,280
Other assets	1,391,414	258,345	2,167,285	24,418	4,035	399	35,459	(1,195,361)	2,685,994	102,301	712,183	133,517	165,734	76,661	(140,156)	3,736,234
Investments / PP&E / Intangible / Financial Assets of Concession	12,980,567	9,071,154	7,127,277	244,507	141,512	125,840	296,966	(8,347,553)	21,640,270	3,952,468	2,492,675	1,940,210	641,402	2,077,586	(5,997,121)	26,747,490

LIABILITIES	15,299,240	11,642,924	13,110,657	327,061	175,453	148,544	595,548	(9,571,840)	31,727,587	4,848,185	4,389,576	2,131,969	1,029,021	2,361,268	(6,144,303)	40,343,303
Suppliers and supplies	8,104	223,896	1,499,439	15,538	2,192	5,183	5,267	(43,081)	1,716,538	26,368	661,208	77,097	53,484	21,150	(7,819)	2,548,026
Loans, financings and debentures	—	4,066,189	5,266,208	30,190	—	—	72,062	—	9,434,649	2,191,464	1,965,475	1,201,057	211,440	558,033	—	15,562,118
Interest on Equity, and dividends	1,107,628	905,687	245,127	—	5,547	4,699	18,175	(1,179,235)	1,107,628	18,464	10,402	—	1,094	30,579	(60,539)	1,107,628
Post-retirement liabilities	126,939	563,376	1,794,039	—	—	—	—	—	2,484,354	—	19	—	—	—	—	2,484,373
Taxes	20,838	637,185	1,139,982	10,661	38,536	1,983	24,949	—	1,874,134	670,900	260,418	31,620	44,894	19,202	—	2,901,168
Other liabilities	148,699	347,829	674,784	35,896	876	1,029	16,116	(1,977)	1,223,252	25,971	304,395	148,958	152,488	(594)	(1,511)	1,852,959
Stockholders’ equity	13,887,032	4,898,762	2,491,078	234,776	128,302	135,650	458,979	(8,347,547)	13,887,032	1,915,018	1,187,659	673,237	565,621	1,732,898	(6,074,434)	13,887,031

PROFIT AND LOSS ACCOUNT
Net operational revenue	80	2,463,334	2,242,940	28,465	14,262	11,947	81,210	(81,466)	4,760,772	141,302	741,174	48,005	197,410	56,941	(24,284)	5,921,320
Operational costs and expenses	(19,191)	(726,699)	(2,223,112)	(24,015)	(4,923)	(10,837)	(21,685)	81,466	(2,948,996)	(31,867)	(626,278)	(43,813)	(188,223)	(37,686)	18,641	(3,858,222)
Electricity bought for resale	—	(355,699)	(1,299,780)	—	(1,868)	(5,823)	(5,554)	40,008	(1,628,716)	—	(442,546)	(23,726)	—	(1,878)	9,237	(2,087,629)
Charges for the use of the national grid	—	(64,947)	(133,886)	—	—	(714)	(1,342)	31,347	(169,542)	—	—	(8,714)	—	(1,287)	10,387	(169,156)
Gas bought for resale	—	—	—	—	—	—	—	—	—	—	—	—	(173,971)	—	—	(173,971)
Construction cost	—	(13,549)	(135,521)	—	—	—	—	—	(149,070)	(7,602)	(53,126)	—	—	(3,048)	—	(212,846)
Personnel	(12,418)	(73,108)	(204,151)	(3,303)	(293)	(403)	(1,105)	—	(294,781)	(10,075)	(25,520)	(1,319)	(3,974)	(11,654)	—	(347,323)
Employee profit shares	(4,849)	(13,496)	(39,111)	(353)	35	(33)	—	—	(57,807)	(1,291)	—	—	—	(30)	—	(59,128)
Post-retirement liabilities	(2,767)	(12,039)	(38,173)	—	—	—	—	—	(52,979)	—	—	—	—	—	—	(52,979)
Materials	(27)	(40,396)	(11,863)	(19)	(134)	(46)	(78)	—	(52,563)	(4,911)	(4,709)	(80)	(248)	(54)	—	(62,565)
Outsourced services	(2,240)	(35,618)	(164,938)	(5,384)	(691)	(832)	(5,092)	9,387	(205,408)	(4,960)	(32,239)	(1,150)	(1,094)	(6,452)	—	(251,303)
Royalties for use of water resources	—	(39,532)	—	—	(458)	(390)	(755)	—	(41,135)	—	—	(308)	—	(322)	—	(41,765)
Depreciation and amortization	(123)	(59,721)	(104,321)	(9,586)	(1,372)	(2,476)	(4,434)	—	(182,033)	(393)	(32,166)	(8,022)	(5,095)	(10,966)	(4,279)	(242,954)
Operational provisions	10,985	(2,958)	(12,806)	(4)	—	—	—	—	(4,783)	6	(21,313)	—	—	17	—	(26,073)
Other expenses, net	(7,752)	(15,636)	(78,562)	(5,366)	(142)	(120)	(3,325)	724	(110,179)	(2,641)	(14,659)	(494)	(3,841)	(2,012)	3,296	(130,530)
Operational profit before Equity gains (losses) and Financial revenue (expenses)	(19,111)	1,736,635	19,828	4,450	9,339	1,110	59,525	—	1,811,776	109,435	114,896	4,192	9,187	19,255	(5,643)	2,063,098
Gain (loss) in subsidiaries by equity method	1,254,062	1,049	—	(6,441)	—	1,381	699	(1,136,030)	114,720	190	(883)	—	—	33,484	(146,499)	1,012
Financial revenue	13,170	52,490	178,516	1,364	750	470	6,163	—	252,923	18,519	26,263	740	15,121	4,023	67	317,656
Financial expenses	(1,815)	(150,599)	(193,884)	(778)	(272)	(22)	(3,092)	—	(350,462)	(67,659)	(51,859)	(14,274)	(5,324)	(10,408)	(67)	(500,053)
Profit before income tax and Social Contribution tax	1,246,306	1,639,575	4,460	(1,405)	9,817	2,939	63,295	(1,136,030)	1,828,957	60,485	88,417	(9,342)	18,984	46,354	(152,142)	1,881,713
Income tax and Social Contribution tax	—	(566,148)	(40,206)	(1,764)	(3,583)	(519)	(15,043)	—	(627,263)	(21,242)	(23,551)	(1)	(7,056)	(2,207)	—	(681,320)
Deferred income tax and Social Contribution tax	3,783	10,318	33,966	157	255	7	(91)	—	48,395	9,107	(6,857)	(5)	—	(944)	—	49,696
Profit (loss) for the period	1,250,089	1,083,745	(1,780)	(3,012)	6,489	2,427	48,161	(1,136,030)	1,250,089	48,350	58,009	(9,348)	11,928	43,203	(152,142)	1,250,089

INFORMATION BY OPERATIONAL SEGMENT

INFORMATION BY SEGMENT AT MARCH 31, 2014

	ELECTRICITY
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOMS	GAS	OTHERS	ELIMINATIONS	TOTAL
ASSETS	11,488,749	3,405,570	14,333,721	327,060	588,584	2,808,190	(1,224,287)	31,727,587
ADDITIONS TO THE SEGMENT	898,299	13,549	135,521	1,192	—	742,633	—	1,791,194

NET REVENUE	2,487,065	61,852	2,242,940	28,465	—	21,915	(81,465)	4,760,772

COST OF ELECTRICITY AND GAS
Electricity bought for resale	(368,943)	—	(1,299,780)	—	—	—	40,007	(1,628,716)
Charges for the use of the national grid	(66,921)	(82)	(133,886)	—	—	—	31,347	(169,542)
Total operational costs, Electricity and Gas	(435,864)	(82)	(1,433,666)	—	—	—	71,354	(1,798,258)

OPERATIONAL COSTS AND EXPENSES
Personnel and managers	(49,148)	(24,655)	(204,151)	(3,303)	—	(13,524)	—	(294,781)
Employees’ and managers’ profit shares	(9,391)	(4,103)	(39,111)	(353)	—	(4,849)	—	(57,807)
Post-retirement obligations	(8,384)	(3,655)	(38,173)	—	—	(2,767)	—	(52,979)
Materials	(39,706)	(941)	(11,863)	(19)	—	(34)	—	(52,563)
Outsourced services	(34,737)	(7,324)	(164,938)	(5,384)	—	(2,412)	9,387	(205,408)
Depreciation and amortization	(68,001)	—	(104,321)	(9,586)	—	(125)		(182,033)
Operational provisions	(41,135)	—	—	—	—	—	—	(41,135)
Royalties for use of water resources	(2,060)	(899)	(12,806)	(3)	—	10,985	—	(4,783)
Construction cost	—	(13,549)	(135,521)	—	—	—	—	(149,070)
Others	(12,726)	(4,407)	(78,562)	(5,366)	—	(9,842)	724	(110,179)
Total cost of operation	(265,288)	(59,533)	(789,446)	(24,014)	—	(22,568)	10,111	(1,150,738)

TOTAL COST	(701,152)	(59,615)	(2,223,112)	(24,014)	—	(22,568)	81,465	(2,948,996)

Operational profit before Equity gains (losses) and Financial revenue (exp.)	1,785,913	2,237	19,828	4,451	—	(653)	—	1,811,776
Gain (loss) in subsidiaries by equity method	3,128	50,549	40,946	(6,440)	11,345	15,192	—	114,720
Financial revenue	42,625	15,317	178,516	1,364	—	15,101	—	252,923
Financial expenses	(89,079)	(64,772)	(193,884)	(778)	—	(1,949)	—	(350,462)
PRETAX PROFIT	1,742,587	3,331	45,406	(1,403)	11,345	27,691	—	1,828,957
Income tax and social contribution tax	(587,500)	16,018	(6,240)	(1,607)		461	—	(578,868)
PROFIT (LOSS) FOR THE PERIOD	1,155,087	19,349	39,166	(3,010)	11,345	28,152	—	1,250,089

INFORMATION BY SEGMENT AT MARCH 31, 2013

	ELECTRICITY
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOMS	GAS	OTHERS	ELIMINATIONS	TOTAL
ASSETS	9,198,410	5,015,128	14,566,895	328,109	527,220	1,176,988	—	30,812,750
ADDITIONS TO THE SEGMENT	56,431	17,796	187,138	15,473	—	—	—	276,838

NET REVENUE	1,412,238	42,349	2,257,862	27,668	—	13,222	(75,745)	3,677,594

COST OF ELECTRICITY AND GAS
Electricity bought for resale	(235,185)	—	(783,000)	—	—	—	45,398	(972,787)
Charges for the use of the national grid	(64,028)	(38)	(86,641)	—	—	—	24,482	(126,225)
Total operational costs, Electricity and Gas	(299,213)	(38)	(869,641)	—	—	—	69,880	(1,099,012)

OPERATIONAL COSTS AND EXPENSES
Personnel and managers	(71,838)	(37,840)	(309,827)	(2,023)	—	(22,898)	1,060	(443,396)
Employees’ and managers’ profit shares	(9,080)	(4,406)	(37,597)	(345)	—	(4,573)	—	(56,001)
Post-retirement obligations	(6,374)	(3,111)	(29,710)		—	(2,762)	—	(41,957)
Materials	(44,510)	(641)	(10,633)	(48)	—	(110)	—	(55,942)
Outsourced services	(23,427)	(5,875)	(157,627)	(2,968)	—	(2,656)	2,852	(189,701)
Depreciation and amortization	(80,111)	—	(107,602)	(7,482)	—	(7,790)	—	(202,985)
Operational provisions	(3,619)	(1,780)	(22,511)	—	—	(13,892)	—	(41,802)
Royalties for use of water resources	(34,041)	—	—	—	—	—	—	(34,041)
Construction cost		(17,639)	(186,709)	—	—	—	—	(204,348)
Others	(13,274)	(5,082)	(52,449)	(2,300)	—	(15,701)	1,953	(86,853)
Total cost of operation	(286,274)	(76,374)	(914,665)	(15,166)	—	(70,382)	5,865	(1,356,996)

TOTAL COST	(585,487)	(76,412)	(1,784,306)	(15,166)	—	(70,382)	75,745	(2,456,008)

Operational profit before Equity gains (losses) and Financial revenue (exp.)	826,751	(34,063)	473,556	12,502	—	(57,160)	—	1,221,586
Gain (loss) in subsidiaries by equity method	306	146,625	3,834	—	19,859	(4,466)	—	166,158
Financial revenue	17,207	5,067	63,300	1,001	—	53,354	—	139,929
Financial expenses	(70,509)	(62,167)	(147,416)	(892)	—	(22,481)	—	(303,465)
PRETAX PROFIT	773,755	55,462	393,274	12,611	19,859	(30,753)	—	1,224,208
Income tax and social contribution tax	(262,333)	30,920	(132,087)	(4,277)	—	8,916	—	(358,861)
PROFIT (LOSS) FOR THE PERIOD	511,423	86,382	261,187	8,334	19,859	(21,837)	—	865,347

Permitted Annual Revenue (RAP)

Values of RAP (Permitted Annual Revenue)

Specified by Aneel Homologating Resolution NO 1313*

			Cemig
		% Cemig	Consolidated
Company	RAP	Interest	result	Cemig GT
Taesa		42.38%		834,801,871
ETEO	138,821,046	100.00%	58,832,359
ETAU	34,233,842	52.58%	7,628,465
NOVATRANS	410,285,116	100.00%	173,878,832
TSN	385,688,466	100.00%	163,454,772
GTESA	7,020,998	100.00%	2,975,499
PATESA	16,862,257	100.00%	7,146,225
Munirah	28,801,740	100.00%	12,206,178
Brasnorte	19,815,772	38.67%	3,247,477
Abengoa
NTE	120,846,985	100.00%	51,214,952
STE	64,484,461	100.00%	27,328,514
ATEI	117,617,545	100.00%	49,846,316
ATEII	179,036,270	100.00%	75,875,571
ATEIII	88,907,345	100.00%	37,678,933
TBE
EATE	339,625,778	49.98%	71,937,916
STC	32,009,160	39.99%	5,424,836
Lumitrans	21,013,276	39.99%	3,561,280
ENTE	177,715,565	49.99%	37,650,397
ERTE	39,891,971	49.99%	8,451,418
ETEP	77,375,558	49.98%	16,389,322
ECTE	75,000,117	19.09%	6,067,766
EBTE	36,697,741	74.49%	11,585,059
ESDE ***	5,396,285	49.97%	1,142,787
ESTE ***	15,784,209	19.09%	1,276,996
Cemig GT	167,520,066	100.00%	167,520,066	167,520,066
Cemig Itajuba	32,373,715	100.00%	32,373,715	32,373,715
Centroeste	13,735,420	51.00%	7,005,064
Transirapé	17,809,759	24.50%	4,363,391
Transleste	32,211,700	25.00%	8,052,925
Transudeste	19,965,117	24.00%	4,791,628
Light	7,058,788	32.47%	2,291,988
Transchile**	18,748,407	49.00%	9,186,720
RAP : CEMIG TOTALS			1,070,387,369	1,034,695,652

*  Permitted Annual Revenue in effect from July 1, 2012 to June 30, 2013.

**Transmission revenue of Chile-based Transchile is set in US$, and adjusted annually by Chilean government Decree 163 (http://www.cne.cl/images/stories/normativas/otros%20niveles/electricidad/DOC65_-_decreto163obrasurgentes.pdf).  For the year 2012 (January through December) its budgeted transmission revenue was in the order of US$ 8,314,000.  For the year 2013 the figure currently expected is US$ 8,462,000.00.

For conversion into Reais in this table, the exchange rate of November 13, 2012 was used: R$ 2.0614/US$.

*** Pre-Operational

Generating plants

								Year
				Installed				Concession or
			Cemig’s	Capacit	Assured Energy	Installed	Assured Energy	Authorization
Plant	Type	Company	Interest	(MW)	(average MW)	Capacit (MW)*	(average MW)*	Expires
Aimorés	Hydroelectric	Cemig GT	49%	330.00	172.00	161.70	84.28	20/12/2035
Camargos	Hydroelectric	Cemig GT	100%	46.00	21.00	46.00	21.00	08/07/2015
Emborcação	Hydroelectric	Cemig GT	100%	1,192.00	497.00	1,192.00	497.00	23/07/2025
Funil	Hydroelectric	Cemig GT	49%	180.00	89.00	88.20	43.61	20/12/2035
Igarapava	Hydroelectric	Cemig GT	15%	210.00	136.00	30.45	19.72	30/12/2028
Itutinga	Hydroelectric	Cemig GT	100%	52.00	28.00	52.00	28.00	08/07/2015
Irapé	Hydroelectric	Cemig GT	100%	399.00	210.70	399.00	210.70	28/02/2035
Jaguara	Hydroelectric	Cemig GT	100%	424.00	336.00	424.00	336.00	28/08/2013
Miranda	Hydroelectric	Cemig GT	100%	408.00	202.00	408.00	202.00	23/12/2016
Nova Ponte	Hydroelectric	Cemig GT	100%	510.00	276.00	510.00	276.00	23/07/2025
Porto Estrela	Hydroelectric	Cemig GT	33%	112.00	55.80	37.33	18.60	10/07/2032
Queimado	Hydroelectric	Cemig GT	83%	105.00	58.00	86.63	47.85	02/01/2033
Salto Grande	Hydroelectric	Cemig GT	100%	102.00	75.00	102.00	75.00	08/07/2015
São Simão	Hydroelectric	Cemig GT	100%	1,710.00	1,281.00	1,710.00	1,281.00	11/01/2015
Três Marias	Hydroelectric	Cemig GT	100%	396.00	239.00	396.00	239.00	08/07/2015
Volta Grande	Hydroelectric	Cemig GT	100%	380.00	229.00	380.00	229.00	23/02/2017
Anil	PCH	Cemig GT	100%	2.08	1.16	2.08	1.16	08/07/2015
Bom Jesus do Galho	PCH	Cemig GT	100%	0.36	0.13	0.36	0.13	—
Cajuru	PCH	Cemig GT	100%	7.20	3.48	7.20	3.48	08/07/2015
Gafanhoto	PCH	Cemig GT	100%	14.00	6.68	14.00	6.68	08/07/2015
Jacutinga	PCH	Cemig GT	100%	0.72	0.47	0.72	0.47	—
Joasal	PCH	Cemig GT	100%	8.40	5.20	8.40	5.20	08/07/2015
Lages	PCH	Cemig GT	100%	0.68	0.54	0.68	0.54	24/06/2010
Luiz Dias	PCH	Cemig GT	100%	1.62	0.94	1.62	0.94	19/08/2025
Marmelos	PCH	Cemig GT	100%	4.00	2.88	4.00	2.88	08/07/2015
Martins	PCH	Cemig GT	100%	7.70	2.52	7.70	2.52	08/07/2015
Paciência	PCH	Cemig GT	100%	4.08	2.36	4.08	2.36	08/07/2015
Pandeiros	PCH	Cemig GT	100%	4.20	1.87	4.20	1.87	22/09/2021
Paraúna	PCH	Cemig GT	100%	4.28	1.90	4.28	1.90	—
Peti	PCH	Cemig GT	100%	9.40	6.18	9.40	6.18	08/07/2015
Pissarrão	PCH	Cemig GT	100%	0.80	0.55	0.80	0.55	19/11/2004
Piau	PCH	Cemig GT	100%	18.01	13.53	18.01	13.53	08/07/2015
Poço Fundo	PCH	Cemig GT	100%	9.16	5.79	9.16	5.79	19/08/2025
Poquim	PCH	Cemig GT	100%	1.41	0.58	1.41	0.58	08/07/2015
Rio de Pedra	PCH	Cemig GT	100%	9.28	2.15	9.28	2.15	19/09/2024
Salto Morais	PCH	Cemig GT	100%	2.39	0.74	2.39	0.74	01/07/2020
Santa Marta	PCH	Cemig GT	100%	1.00	0.58	1.00	0.58	08/07/2015
São Bernardo	PCH	Cemig GT	100%	6.82	3.42	6.82	3.42	19/08/2025
Sumidouro	PCH	Cemig GT	100%	2.12	0.93	2.12	0.93	08/07/2015
Tronqueiras	PCH	Cemig GT	100%	8.50	4.14	8.50	4.14	08/07/2015
Xicão	PCH	Cemig GT	100%	1.81	0.61	1.81	0.61	19/08/2025
Igarapé	Thermal plant	Cemig GT	100%	131.00	71.30	131.00	71.30	13/08/2024
Baguari	Hydroelectric	Cemig GT affiliate	34%	140.00	80.20	47.60	27.27	15/08/2041
Santo Antônio	Hydroelectric	Cemig GT affiliate	10%	981.66	996.80	98.17	99.68	12/06/2046
Praias de Parajuru	Wind Farm	Cemig GT affiliate	49%	28.80	8.39	14.11	4.11	24/09/2032
Praia de Morgado	Wind Farm	Cemig GT affiliate	49%	28.80	13.20	14.11	6.47	26/12/2031
Volta do Rio	Wind Farm	Cemig GT affiliate	49%	42.00	18.41	20.58	9.02	26/12/2031
Cachoeirão	PCH	Cemig GT affiliate	49%	27.00	16.37	13.23	8.02	25/07/2030
Paracambi	PCH	Cemig GT affiliate	49%	25.00	19.53	12.25	9.57	—
Pipoca	PCH	Cemig GT affiliate	49%	20.00	11.90	9.80	5.83	10/09/2031
Santa Luzia	PCH	Cemig GT affiliate	100%	0.70	0.23	0.70	0.23	25/02/2026
Capim Branco I	Hydroelectric	Cemig Holding	26%	240.00	155.00	63.54	41.04	29/08/2036
Capim Branco II	Hydroelectric	Cemig Holding	26%	210.00	131.00	55.60	34.68	29/08/2036
Rosal	Hydroelectric	Cemig Holding	100%	55.00	30.00	55.00	30.00	08/05/2032
Sá Carvalho	Hydroelectric	Cemig Holding	100%	78.00	58.00	78.00	58.00	01/12/2024
Ipatinga	Hydroelectric	Cemig Holding	100%	40.00	40.00	40.00	40.00	13/12/2014
Barreiro	Hydroelectric	Cemig Holding	100%	12.90	11.37	12.90	11.37	30/04/2023
Machado Mineiro	PCH	Cemig Holding	100%	1.72	1.14	1.72	1.14	08/07/2025
Pai Joaquim	PCH	Cemig Holding	100%	23.00	2.41	23.00	2.41	01/04/2032
Salto do Paraopeba	PCH	Cemig Holding	100%	2.46	—	2.46	—	04/10/2030
Salto do Passo Velho	PCH	Cemig Holding	100%	1.80	1.48	1.80	1.48	04/10/2030
Salto Voltão	PCH	Cemig Holding	100%	8.20	6.63	8.20	6.63	04/10/2030

* The installed capacit and the assured energy are already on cemig’s share

Attachments

Cemig D Tables (R$ bn)

CEMIG D Market

	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY1	T.E.D2	TUSD PICK3
1Q12	6,034	4,797	10,831	25
2Q12	5,969	5,127	11,096	26
3Q12	6,166	5,274	11,441	24
4Q12	6,093	5,149	11,242	26
1Q13	6,170	4,586	10,756	28
2Q13	6,374	4,867	11,241	28
3Q13	6,486	5,017	11,503	29
4Q13	6,615	4,975	11,591	29
1Q14	6,744	4,464	11,208	29

Operating Revenues	1Q14	1Q13	Change%
Sales to end consumers	2.566	2.388	7
TUSD	205	362	(43)
Energy Transactions in the CCEE	—	117	—
Construction revenue	136	187	(27)
Subtotal	2.907	3.054	(5)
Others	242	143	69
Subtotal	3.149	3.197	(2)
Deductions	(906)	(939)	(4)
Net Revenues	2.243	2.258	(1)

Operating Expenses	1Q14	1Q13	Change%
Purchased Energy	1.300	783	66
Personnel/Administrators/Councillors	204	311	(34)
Depreciation and Amortization	104	108	(4)
Charges for Use of Basic Transmission Network	134	87	54
Contracted Services	165	158	4
Forluz — Post-Retirement Employee Benefits	38	30	27
Materials	12	11	9
Operating Provisions	13	21	(38)
Cost from Operation	136	187	(27)
Other Expenses	78	50	56
Employee Participation	39	38	3
Total	2.223	1.784	25

Statement of Results	1Q14	1Q13	Change%
Net Revenue	2.243	2.258	(1)
Operating Expenses	2.223	1.784	25
EBIT	20	474	(96)
EBITDA	124	581	(79)
Financial Result	(15)	(85)	(82)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(7)	(135)	(95)
Net Income	(2)	254	(101)

Cemig GT tables (R$ million)

Operating Revenues	1Q14	1Q13	Change%
Sales to end consumers	851	590	44
Supply	1,766	912	94
Revenues from Trans. Network + Transactions in the CCEE	176	114	54
Construction revenue	14	18	(21)
Others	6	5	27
Subtotal	2,813	1,638	72
Deductions	(350)	(252)	39
Net Revenues	2,463	1,386	78

Operating Expenses	1Q14	1Q13	Change%
Personnel/Administrators/Councillors	73	109	(33)
Employee Participation	13	13	(3)
Depreciation and Amortization	60	73	(18)
Charges for Use of Basic Transmission Network	65	63	3
Contracted Services	36	25	46
Forluz — Post-Retirement Employee Benefits	12	9	27
Materials	3	2	45
Raw Materials and Supplies Energy Production	37	43	(14)
Royalties	40	32	23
Operating Reserves	3	5	(45)
Other Expenses	16	18	(10)
Purchased Energy	356	230	55
Construction Cost	13	18	(26)
Total	727	641	13

Statement of Results	1Q14	1Q13	Change%
Net Revenue	2,463	1,386	78
Operating Expenses	(727)	(641)	13
EBIT	1,736	745	133
Equity equivalence results	1	78	(99)
EBITDA	1,797	897	100
Financial Result	(98)	(113)	(13)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(555)	(214)	160
Net Income	1,084	497	118

Tables — Cemig Consolidated (R$ million)

Energy Sales (Consolidated)	1Q14	1Q13	Change%
Residential	2,568	2,313	11
Industrial	6,110	5,500	11
Commercial	1,662	1,529	9
Rural	744	633	18
Others	870	822	6
Subtotal	11,954	10,797	11
Own Consumption	10	8	25
Supply	3,863	3,884	(1)
TOTAL	15,827	14,689	8

Energy Sales	1Q14	1Q13	Δ%
Residential	1,217	1,149	6
Industrial	1,074	934	15
Commercial	654	596	10
Rural	186	174	7
Others	249	239	4
Electricity sold to final consumers	3,380	3,092	9
Unbilled Supply, Net	59	(91)	(165)
Supply	479	467	3
TOTAL	3,918	3,468	13

Sales per Company

Cemig Distribution

1Q14 Sales	GWh
Industrial	981
Residencial	2,568
Rural	744
Commercial	1,572
Others	870
Total	6,735

Cemig GT

1Q14 Sales	GWh
Free Consumers	4,968
Wholesale supply	3,890
Wholesale supply others	1,856
Wholesale supply Cemig Group	97
Wholesale supply bilateral contracts	1,937
Total	8,858

Independent Generation

1Q14 Sales	GWh
Horizontes	21
Ipatinga	79
Sá Carvalho	121
Barreiro	14
Cemig PCH	28
Rosal	70
Capim Branco	164

Subsidiaries

1Q14 Sales	GWh
Free Consumers	252
Wholesale sales	205
Free contracts (Trader/Generator)	—
‘Bilateral contracts’ (Distributor)	70
‘Bilateral contracts’ (Cemig D)	135
TOTAL	457

Operating Revenues	1Q14	1Q13	Change%
Sales to end consumers	3,380	3,092	9.31
TUSD	196	339	(42.18)
Supply + Transactions in the CCEE	1,865	1,045	78.47
Revenues from Trans. Network	154	102	50.98
Construction revenue	149	204	(26.96)
Others	299	110	171.82
Subtotal	6,043	4,892	23.53
Deductions	(1,282)	(1,214)	5.60
Net Revenues	4,761	3,678	29.45

Operating Expenses	1Q14	1Q13	Change%
Personnel/Administrators/Councillors	295	443	(33)
Employee Participation	58	56	4
Forluz — Post-Retirement Employee Benefits	53	42	26
Materials	52	56	13
Contracted Services	205	190	8
Purchased Energy	1,629	973	67
Depreciation and Amortization	182	203	(10)
Royalties	41	34	21
Operating Provisions	5	42	(88)
Charges for Use of Basic Transmission Network	170	126	35
Cost from Operation	149	204	(27)
Other Expenses	110	87	26
TOTAL	2,949	2,456	20

Financial Result Breakdown	1Q14	1Q13	Change%
Financial revenues	253	140	81
Revenue from cash investments	72	34	112
Arrears penalty payments on electricity bills	44	38	16
Exchange rate	5	10	(50)
Monetary updating	8	3	167
Other	11	11	—
Financial expenses	(351)	(303)	16
Costs of loans and financings	(171)	(176)	(3)
Exchange rate	(4)	(1)	300
Monetary updating — loans and financings	(116)	(65)	78
Monetary updating — paid concessions	(12)	(4)	200
Charges and monetary updating on Post-employment obligations	(29)	(30)	(3)
Other	(19)	(27)	(30)
Financial revenue (expenses)	(98)	(163)	(40)

Statement of Results	1Q14	1Q13	Change%
Net Revenue	4,761	3,678	29
Operating Expenses	2,949	2,456	20
EBIT	1,812	1,222	48
EBITDA	2,108	1,592	32
Financial Result	(98)	(163)	(40)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(579)	(358)	62
Net Income	1,250	867	44

Cash Flow Statement	1Q14	1Q13	Change%
Cash at beginning of period	2,202	1,919	15
Cash generated by operations	618	375	65
Net profit	1,250	867	44
Depreciation and amortization	182	203	(10)
Passthrough from CDE	(760)	(715)	6
Other adjustments	(54)	20	(370)
Financing activities	(11)	(2,499)	(100)
Financings obtained and capital increase	505	2,370	(79)
Interest on Equity, and dividends	—	(1,932)	—
Payments of loans and financings	(516)	(2,937)	(82)
Investment activity	(1,699)	2,247	(176)
Securities - Financial Investment	—	2,466	(100)
Fixed and Intangible assets	(76)	(219)	(65)
Cash at end of period	1,110	2,042	(46)

BALANCE SHEETS (CONSOLIDATED) - ASSETS	03/31/2014	12/31/2013
CURRENT	6,792	6,669
Cash and cash equivalents	1,110	2,202
Securities	861	933
Consumers and traders	2,781	1,912
Concession holders — Transport of electricity	239	240
Financial assets of the concession	5	2
Tax offsetable	208	481
Income tax and Social Contribution tax recoverable	147	249
Traders — Transactions in “Free Energy”	43	43
Dividends receivable	44	17
Linked funds	—	2
Inventories	37	38
Passthrough from CDE (Energy Development Account)	934	175
Other credits	383	375
NON-CURRENT	24,936	23,145
Securities	72	90
Receivables Investment Fund	3	8
Deferred income tax and Social Contribution tax	1,259	1,221
Tax offsetable	371	382
Income tax and Social Contribution tax recoverable	141	178
Escrow deposits in legal actions	1,211	1,180
Consumers and traders	168	180
Other credits	75	83
Financial assets of the concession	6,139	5,841
Investments	7,871	6,161
PP&E	5,766	5,817
Intangible assets	1,860	2,004
TOTAL ASSETS	31,728	29,814

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY	03/31/2014	12/31/2013
CURRENT	6,739	5,922
Suppliers	1,717	1,066
Regulatory charges	176	153
Profit shares	173	125
Taxes	456	499
Income tax and Social Contribution tax	147	35
Interest on Equity, and dividends, payable	1,108	1,108
Loans and financings	1,322	1,056
Debentures	1,003	1,182
Payroll and related charges	152	186
Post-retirement liabilities	142	138
Concessions payable	21	20
Other obligations	322	354
NON-CURRENT	11,102	11,253
Regulatory charges	162	193
Loans and financings	2,154	2,379
Debentures	4,955	4,840
Taxes	688	705
Income tax and Social Contribution tax	246	256
Provisions	272	306
Concessions payable	155	152
Post-retirement liabilities	2,342	2,311
Other obligations	128	111
STOCKHOLDERS’ EQUITY	13,887	12,639
Share capital	6,294	6,294
Capital reserves	1,925	1,925
Profit reserves	3,840	3,840
Adjustments to Stockholders’ equity	568	580
Retained earnings	1,260	—
TOTAL LIABILITIES	31,728	29,814

9. First Quarter 2014 Results – Presentation

1 Quest for excellecnce translates into Results CEMIG: 1Q14 Results

2 Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations. These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector; and on expected future results, many of which are not under Cemig’s control. Important factors that can lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and electricity markets, uncertainty on our results from future operations, plans, and objectives, and other factors. Because of these and other factors, the real results of Cemig may differ significantly from those indicated in or implied by such statements. The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this presentation. To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could originate different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission – CVM – and in the 20-F form filed with the U.S. Securities and Exchange Commission – SEC. In this material, financial amounts are in R$ million (R$ mn) unless made explicit otherwise. Financial data reflect the adoption of IFRS.

Cemig – Results in 1Q14 +29% +33% +44% Balanced portfolio of businesses –> sustainable growth Revenue boosted by exposure to spot market Ebitda reflects our operational efficiency Right strategic decisions, well taken, boost results 3 1Q13 1Q14 1Q13 1Q14 1Q13 1Q14

The Jaguara Hydro Plant Cemig remains in control of The Jaguara Plant – until final judgment In the case Our market announcement published on our website : http://cemig.infoinvest.com.br/enu/ 4 * Superior Tribunal de Justiça – STJ. Case Nº 20432/DF. On May 14, 2014, Brazil’s Higher Appeal Court* was divided on Cemig’s application to retain its concession for the Jaguara plant: Of the 5 judges, one asked for full review of the records. The case is adjourned, with judgment votes currently tied: 2 in favor of Cemig retaining the concession, 2 against.

5 Generation portfolio – Cemig Group Santo Antônio hydroelectric plant (Cemig interest 10%) 26 generating units in commercial operation – 1,856 MW approx Belo Monte hydroelectric plant – under construction (8.12%) 24 units, 11,233 MW – commercial startup planned from Feb. 2015 to Jan. 2019 Renova -New wind farms with power placed and contracted Alto Sertão II complex (567.7 average MW). Alto Sertão III (363.2 average MW). Contracted in the A–5 Auction of 2013: 17 more wind farms (183.9 MW) * These figures refer only to Cemig’s interest, direct or indirect, at March 31, 2014 – For more details. and other projects, please see the 1Q14 Earnings Release. Cemig Group: Portfolio of generation plants - MW* Phase Hydro Small hydro Wind Solar Thermal Total In Operation 6,803 259 70 1 184 7,317 Under construction / contracted 1,083 29 153 1 - 1,267 In development 7,270 191 1,272 36 1,500 10,268 TOTAL 15,156 479 1,495 38 1,684 18,852

6 Photovoltaic plant on the roof of Belo Horizonte’s Mineirão football stadium supplies the stadium and also Cemig’s distribution system Capacity 1.42 MW Output not used by stadium feeds Cemig’s network Photovoltaic generation in action Sete Lagoas Photovoltaic Plant Under construction in the city of Sete Lagoas Installed capacity 3.3 MW Works started March 2013 for completion Dec. 2014

Our sustainability commitment – recognized Rated Prime by Oekom Research – 3rd year running Best Annual Report – Winner, 15th annual Abrasca Awards In Dow Jones Sustainability Index (‘DJSI World’) for the last 14 years; and rated World Leader in Utilities sector, 2 years Included in BM&FBovespa ISE Corporate Sustainability Index – 9th year running BM&FBovespa ICO2 Carbon Efficient index – 4th year running 7

Gasmig: a growing business 8 1Q14 gross revenue: R$ 415 million – up 15% YoY. Natural gas volume sold in 1Q14: 401 million m³ – up 7% from 1Q13. 1,552 clients: 324 industrial, 1,228 residential. Under construction: Brazil’s biggest gas distribution pipeline – to serve ‘Minas Triangle’ and Center-West of Minas LTM LTM – Last twelve months

Cemig D – Annual rate adjustment Annual adjustment period PA Portion A VPA0 Portion B VPB0 Portion A VPA1 Portion B VPB1 Passed through 100% IGPM–X 4.41% inflation index 2013 2014 Prior year excess expenses Prior year excess expenses 11.91%: ‘economic’ tariff adjustment 16.33%: total adjustment (economic, + financial components) 14.76%: effect for consumers Prior year excess expenses = De facto distributor’s expenditure in last 12 months not covered by calculated tariff level – passed through to tariffs in next 12 months. PRIOR REVENUE – RAO REQUIRED REVENUE – RA1 9

1Q14 Results in detail 10

Consolidated net revenue 11 Commercial strategy provides revenue growth Higher sales volume for traders and generators Gain from high spot price in 1Q14 Growth in Cemig’s number of clients Cemig GT growth: 33%, 127 industrial clients Cemig D growth: 3%, 231,000 new consumer connections +29% R$ million +8% Wholesale - GWh 1

Operational expenses +20% Personnel expenses: down 33% from 1Q13 to 1Q14 PMSO* down 15% YoY in 1Q14 Cost of energy sold: reduced by reimbursement from CDE of R$ 836mn for extra expense 12 * PMSO – Personnel, Material, Services and Other expenses 1Q13 1Q14 - 148 2 11 - 3 16 656 - 21 7 - 37 43 - 55 23

13 Ebitda consolidated Subsidiaries represent 18.2% of Ebitda +32% +73% 1Q13 Regulatory 1Q13 1Q14 Regulatory 1Q14 assets and adjusted adjusted assets and adjusted liabilities liabilitiess

14 Consolidated net income Successful acquisitions contribute strongly to profit Main companies contributed 25% of Net income in 1Q14 By segment +45% +94% 1Q13 Regulatory 1Q13 1Q14 Regulatory 1Q14 assets and adjusted adjusted assets and adjusted liabilities liabilitiess

Consolidated debt profile Net debt – total: R$ 7.4 billion 15 Net debt Ebitda Net debt Stockholders’ equity + Net debt

16 Investment program R$ ’000 2014 Planned Actual to end March GENERATION 975,559 821,046 Investment program 45,069 10,512 Cash injections 190,547 70,591 Acquisition of Brasil PCH 739.943 739,943 TRANSMISSION 115,441 15,778 Investment program 115,441 15,778 CEMIG D 1,009,392 179,396 Investment programn 1,009,392 179,396 CEMIG H 2,731 2,690 Investment program 41 - Cash injections 2,690 2,690 CEMIG – TOTAL INVESTMENTS 2,103,123 1,018,910

17 Cash flow Prepared for opportunities Cash Flow Statement 1Q14 Cash at beginning of period 2,202 Cash generated by operations 618 Net profit 1,250 Depreciation and amortization 182 Passthrough from CDE (760) Other adjustments (54) Financing activities (11) Financings obtained and capital increase 505 Payments of loans and financings (516) Investment activity (1,699) Fixed and Intangible assets (76) Cash at end of period 1,110 Total Cash 2,043

Capital market 18 Total payment for 2013 business year: R$ 1.655 billion: R$ 533 million as Interest on Equity – paid December 19, 2013 R$ 1.122 billion as dividends = R$ 0.892052774 per share, to stockholders of record on April 30, 2014. Source: Economática. Cemig companies, vs. indices: Jan.1 – May 14, 2014

19 Telefone: (55-31) 3506-5024 Fax: (55-31) 3506-5025 Email: ri@cemig.com.br Website: http://ri.cemig.com.br

10. Annual and Sustainability Report 2013

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+ Main Cemig Indicators
+ Main Graphics
+ About this Report
+ Message from the Administration
+ Cemig
+ Corporate Governance
+ Strategy
+ Customers and Consumers
+ Financiai Results
+ Internai Public
+ Suppliers and Contractors
+ Community
+ Environment
+ Other Data

– About this Report

Introduction
Lim ts of this Report
GRI principies adopted in the report drafting process
Materiality Matrix
Legends of the report
Glossary

– Cemig

Cemig
Brief History
Mission, Vision and Values
Ethical Conduct
Channel for Inquiries and Report1ng Wrongdoing
Cemig's Main Businesses

– Corporate Governance

Governance model and main practices
General Shareholders' Meetmgs
Administration
Risk Management

– Strategy

Cemig's Strategy
Objectives and Goals
Focus on renewable energy
Investments in Generation, Trans'nission and Distribution
Electrical Inclusion Initiatives
Brand and Reputation
Innovation
Energy alternat1ves

2 - Customers and Consumers ' , - Financiai Results Tar'ffs Financiai Year Result Corporate clients Operat1onal Revenue Market Evolution Demand-side Management Effíciency and energy conservation Taxes and Applicable Charges over the Revenue Operational Costs and Expenses Ebitda Energy loss management Relationship with customers in default lncome Tax and Social Contribution Net Financiai Result Energy Quality Capital Liquidity and Resources Relatíonship with corsumers Cash a11d Cash equivalent Consumer sat sfaction Ombudsman's Office Cash Flow Com'ng from Operat1onal Activities Cash Flow of lnvestment Activities Cash Flow of Funding Activities Funding and Debt Management Policy Value Added Distribut1on Capital Market and Dividends lnvestor Relations

Internai Public

Commitments to the internai pub'ic

Professional Profile of Personne

Labor Union Relations

Organizationa Learnmg

,..alent Management

Occupational Health, Work Safety, and Wellness

Community

Relationsh1p Strategy

Relationshlp with Local Communities

Communication Prog·ams

Health and Safety in Communities

Investments in the Community

Environment

Environment Environmental

Strategy Environmental

Ma'lagement Materiais

Management of Natural Resources

Biodiversity

Climate Change

Emiss1ons

Other Data

Recognitions

Consolidated Social Balance Sheet

GRI Reference List

Declaration of Independent Verification

Declaration of Examination of the Levei of Application by the GRI

Credits

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4 EN30 EN16 EN8 EU29 EU28 EU4 EU1 LA10 LA7 LA1 2.8 MAIN CEMIG INDICATORS Financial data (Economic Dimension - in R$) are consolidated according to the IFRS standard. The other data refer to the controlling company (holding) Cemig – Companhia Energética de Minas Gerais S.A. and its wholly-owned subsidiaries: Cemig Distribuição S.A. (Cemig D) and Cemig Geração e Transmissão S.A. (Cemig GT) in accordance with the Global Reporting Initiative - GRI For more information on the GRI methodology, please visit the website: www.globalreporting.org. GENER AL DAT A 2009 2010 2011 2012 2013 Number of consumers - in thousands The chart with the number of consumers per category is described under the item "Cemig's Market". 6,833 7,065 7,336 7,535 7,781 Number of employees 9,746 8,859 8,706 8,368 7,922 Number of municipalities served 774 774 774 774 774 Concession area - km² Contemplates changes in previous years, reflecting only the concession area of Cemig Distribuição. 567,478 567,740 567,740 567,740 567,478 FEC - Number of interruptions 6.76 6.56 7.01 7.04 6.26 DEC – Hours of interruption 14.09 13.00 14.32 14.74 12.49 Number of plants in operation 65 66 66 70 70 Figures for Cemig. Installed capacity - MW Consolidated Cemig figures, proportionally including the stakes held in controlled / affiliated companies, contemplating changes in previous years for compatibility with the new criteria. 6,754 6,896 6,964 7,032 7,158 Extension of transmission lines - km Consolidated Cemig figures, proportionally including the stakes held in controlled / affiliated companies, contemplating changes in previous years for compatibility with the new criteria. 7,506 8,768 8,794 9,413 9,748

Extension of subtransmission lines - km		16,959	16,835	16,915	17,594	17,218
Extension of distribution network – km	Total	450,316	453,935	467,679	480,932	486,045
	Urban	96,971	91,465	93,823	96,182	98,175
	Rural	353,345	362,470	373,856	384,750	387,870
Economic Dimension		**2009**	**2010**	**2011**	**2012**	**2013**
Net operational revenues - R$ milion		12,158	12,863	15,749	14,137	14,627
Ebitda - R$ million		4,588	4,543	5,351	5,084	5,983
Net profit (loss) - R$ milion		2,134	2,258	2,415	4,272	3,104
Stockholders' equity - R$ milion		11,166	11,476	11,745	12,044	12,638
Market cap (R$ million)		19,595	18,220	22,694	19,292	17,629
Dividends paid (R$ milion) Dividend amount for 2012 to be proposed at the General Shareholders' Meeting on April 30, 2014.		944	1,196	2,036	2,918	2,818
Dividend Yield (%)		10.4	12.4	11	22	9.2
Environmental Dimension		**2009**	**2010**	**2011**	**2012**	**2013**
Resources invested in the environment - R$ million [EN30] Total resources invested in the environment destined for operation, maintenance, and new		88.4	80.3	107.5	152.0	181.8
Fleet fuel consumption (GJ)		232,491	217,553	198,640	180,407	169,470
Installed capacity free of GHG emissions (%)		97.2	97.2	97.2	97.3	97.3
Total water consumption - m³ [EN8] Total water consumed for administrative and industrial purposes.		1,658,341	1,846,281	1,597,078	1,449,756	1,313,486
Direct CO_2 emissions - metric tons [EN16]		111,758	59,922	24,506	53,573	146,101
R&D investments on the environment (R$ milion)		0.7	0.8	2.5	6.6	10
Social Dimension		**2009**	**2010**	**2011**	**2012**	**2013**
Average number of hours of training per employee		72.43	75.66	43.18	35.50	69.6

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6 Total resources invested in social responsibility - R$ million Sum of resources invested in External Social Indicators and Total Internal Social Indicators For further information, see the Social Responsibility Report. 45,365 77,440 75,074 115,023 83,234 Accident frequency rate - own employees Number of accidents resulting in injuries with time lost, per 200,000 hours worked. 0.51 0.41 0.25 0.23 0.34 Accident frequency rate - contracted employees 10 Number of accidents resulting in injuries with time lost, per 200,000 hours worked. 0.96 0.60 0.79 0.51 0.45 MAIN GRAPHICS Net Operational Income (R$ million) 16,000 14,000 12,000 10,000 12,158 13,847 15,749 14,137 14,627 8,000 6,000 4,000 2,000 0 2009 2010 2011 2012 2013

7 Net Profit (R$ million) 5,500 5,000 4,500 4,000 4,272 1,572 3,500 3,000 2,500 2,000 1,500 2,026 2,415 2,258 2,700 15% 3,104 1,000 500 0 2009 2010 2011 2012 Ajuste CRC 2012 adjusted 2013 Market Value (R$ Millions) 30,000 27,000 24,000 21,000 18,000 15,000 19,596 18,220 22,694 19,262 17,629 12,000 9,000 6,000 3,000 0 2009 2010 2011 2012 2013 Net Profit by Segment 20% 9% Generation Transmission Distribution Others 11% 60%

8 Final Disposal of Residues (t) 40,000 35,000 30,000 32,443 25,000 20,000 26,319 15,000 10,000 15,739 5,000 0 8,308 254 232 459 268 2010 2011 2012 2013 Disposal, recycling or regeneration Incineration and co-processing Industrial Water Consumption (m³) 1,000,000 900,000 800,000 700,000 832,531 948,789 896,107 899,513 791,860 600,000 500,000 400,000 300,000 200,000 100,000 0 2009 2010 2011 2012 2013 Social Investment Areas 7% 30% Education Sport Social Actions Health Culture 1% 5% 57%

9 3.4 3.3 3.2 3.1 2.9 Employees by Category 1,343 - 17% Technical Operational University degree Leader 243 - 3% 6,336 - 80% Average hours of training per category 90 80 70 75.4 60 69.6 50 50.3 40 30 33.1 20 10 0 Leadership University level Technical level Cemig ABOUT THIS REPORT INTRODUCTION This Annual Sustainability Report has been prepared to provide information in a single document about Cemig’s performance in its various fields of activity. This report is published annually and this edition refers to the 2013 fiscal year. It is primarily a comprehensive corporate instrument for dialoguing with the public audiences interested in the Company’s performance and activities. It also serves as a management tool for Cemig to show the development of indicators and metrics under the responsibility of its many areas. All accounting data of the Company’s Financial Statements disclosed in this report were previously audited by Deloitte Touche Tohmatsu Auditores Independentes in accordance with International Financial Reporting Standards - IFRS and are available on Cemig’s website.In addition to an audit of the economic-financial data in the report, Cemig promoted an independent verification of the

10 3.8 3.7 3.6 3.5 3.13 3.11 3.10 3.9 other information, especially GRI and Global Impact indicators, by Bureau Veritas Certification in order to guarantee the quality of the data. If any of the information in previous reports has been revised, whether it is because of accounting re-classifications or revisions to measuring methods, the data will have explanations for the changes in order to facilitate understanding. In order to meet the growing demand of stakeholders, commentary on the main companies that comprise Cemig’s holdings, as well as the strategic activities for each one, have been included in this version of the report. The aim is to provide the reader with a better understanding of how the actions of these companies contribute to the Group reaching its strategic goals. In addition, we have included the major projects and programs undertaken, as well how they benefit Cemig and/or stakeholders. In this report, Cemig sought to highlight the importance of the relationship with its Residential and Corporate Customers, Investors and Shareholders, Internal Public, Suppliers, Communities, and issues related to the environment and social responsibility with the aim of always considering the strategic objectives of the Corporation when implementing any actions. Another development is the availability of the complete Annual Report for 2013 on line via Cemig’s website and in tablet version. Any questions regarding this report may be directed to the Corporate Sustainability Superintendence or Investor Relations Superintendence (contact information can be found on the back cover of this report). LIMITS OF THIS REPORT The accounting data presented in this report refer to the companies in which Cemig – Companhia Energética de Minas Gerais - has a stake, unless otherwise noted. The accounting data were consolidated proportionately in accordance with the criteria established in Brazilian legislation (for further details, please see Explanatory Note Nr. 3 in the Standardized Financial Statements on the company’s website). The name Cemig is used to refer to the following companies: Cemig Distribuição S.A., Cemig Geração e Transmissão S.A., and Companhia Energética de Minas Gerais. The terms Group and Company are used as synonyms of “Cemig”, except when mentioned in the text. The name Companhia Energética de Minas Gerais is used to refer to the employees or to those operations carried out explicitly within the scope of the “controlling” company, that is, not including subsidiary companies. This report contains more information about Light, Taesa and Renova, companies that Cemig participates in managing despite only being a minority shareholder. However, these companies issue their own reports with complete quantitative and qualitative information. Such mentions are due to the importance of the contribution of these companies to the Cemig Group’s attainment of its strategic objectives. With regard to the huge hydroelectric power plants in the northern region of the country, Santo Antônio HPP and Belo Monte HPP, Cemig is a minority shareholder and does not participate in their operational management or have a controlling stake. However, this report includes information to explain their relevance to the Company’s strategy. It is worth mentioning that the respective building consortia are responsible for the programs and projects of these enterprises. Although this report contains more information about these subsidiaries than the report from the previous year, the scope has not changed.

11 4.17 4.16 4.15 4.14 EU19 4.14 3.5 GRI PRINCIPLES ADOPTED IN THE REPORT DRAFTING PROCESS To ensure transparency in the process of reporting sustainability, Cemig has adopted GRI - Global Reporting Initiative – methodology, version 3.1, which recommends several principles be applied, namely the inclusion of stakeholders, sustainability context, materiality, completeness, balance, comparability, accuracy, timeliness, clarity, and reliability. Additionally, all indicators and information from the GRI Sector Supplement for the Electric Sector have been included, as well as the progress in complying with the ten principles of the Global Impact. Bureau Veritas Certification carried out independent auditing between December 2013 and March 2014 in order to appraise the Annual and Sustainability Report against the GRI principles and indicators. See the Declaration of Independent Verification in the appendix at the end of this report. In the 2013 Annual and Sustainability Report, all GRI and essential indicators were met, beyond those thatare part of thesector supplementfor the utility sector, thereby ensuring that the Company continues with the highest level of adherence to GRI guidelines. A+. This classification means that the report meets all essential guidelines and was independently verified. MATERIALITY MATRIX The main subjects addressed in this report are part of the management strategy, especially the Company’s sustainability strategy, and were defined according to the materiality results for 2013. With the objective of understanding how internal and external stakeholders would be involved in determining these subjects, Cemig developed the Materiality Matrix, according to GRI G3.1 methodology and incorporated guidelines from the new methodology of GRI-G4. Through the institutional process called Stakeholder Mapping, the Company identified the following relationship groups as stakeholders: Government Shareholders and Investors Residential Customers Corporate Customers Communities (NGOs, society, universities and research centers, etc.) Employees Suppliers Media For each group, it was identified the most addressed topics in various information sources. To do this, there was a selection of sources considered important to Cemig or its stakeholders, which contain accurate and reliable information about the company, present various stakeholders’ expectations, complaints, and questions about the company, consolidate the company’s research findings, besides information from media and documents internally published. Thus, the following sources were selected: sustainability rating agencies, Cemig’s strategic planning and master plan, ombudsman, customer service, media analysis, research findings on organizational climate, overall results of the materiality test conducted in 2012 and specific to community, suppliers, and industry experts groups, analysis of global trends in sustainability and

12 Importanc e to s takeholders results from research with external stakeholders. Material themes were divided into two groups: Importance to Cemig and Importance to Stakeholders. Priority was determined by considering the degree to which each source represents Cemig and its stakeholders. The themes Corporate Governance, Strategy, Risk Management, Ethics, Alternative Energy, and those related to the ten Global Compact’s principles were not included in the Materiality Matrix. However, since they are important to some stakeholders and Cemig, it was decided to include them in this report. The following chart shows the Materiality Matrix. The themes are divided into quadrants by degree of relevance according to the correlation between the perception of stakeholders and Cemig itself. The themes in the upper right quadrant (dark blue) were considered as the most relevant to both Cemig and stakeholders. So naturally, these themes were given priority in the report and in the company’s strategy. The themes in the adjacent quadrants (light blue) were considered as important, and together with the previously mentioned quadrant, they are the themes directly linked to the Company’s sustainability strategy. The themes in the left quadrants and bottom row were considered as less relevant to Cemig and/or stakeholders. Materiality Matrix 19 23 21 10 2 11 18 5 22 12 6 14 27 13 4 20 7 8 9 16 1 17 3 15 26 Economic Performance (1) Indirect Economic Impacts (2) Energy Loss Management (3) Stock Value (4) Technology and Innovation (5) Energy Price (6) Tariffs (7) Concessions (8) Energy Quality (9) Generation (10) Energy (11) Water (12) Biodiversity (13) Effluents and Waste (14) Products and Services (15) Occupational Health and Safety (16) Employability (17) Anti-corruption (18) Labor Relations (19) Investments in Expansion (20) Diversity and Equality (21) Climate Changes (22) Investments (23) Compliance with Legislation (24) Anti-competitive Behavior (25) 25 24 Customer Satisfaction (26) Evaluation of Suppliers (27) Importanc e to Cemig The following table indicates where the materiality matrix themes in this report are addressed, and which indicators they refer to:

THEMES	WHERE THEY ARE ADDRESSED	GRI INDICATORS
1 - Economic performance	Financial Results	EC1 EC2 EC3 EC4
2 - Indirect economic impacts	Community	EC9
3 – Energy loss management	Customers and Consumers / Loss Management	EU11
4 - Stock value	Financial Results / Capital Markets	–
5 - Technology and innovation	Strategy	EU6 EC2
6 - Energy price	Customers and Consumers	EC1 EC2
7 - Tariffs	Customers and Consumers	EC1 EC2
8 - Concessions	Strategy	EU6
9 - Energy quality	Customers and Consumers	EU11 EU12
10 – Generation	Strategy	EU6
11 - Energy	Environment	EN3 EN4 EN5 EN6 EN7
12 - Water	Environment	EN8 EN9 EN10
13 - Biodiversity	Environment	EN11 EN12 EU13 EN13 EN14 EN15
14 - Effluents and waste	Environment	EN16 EN17 EN18 EN19 EN20 EN21 EN22 EN23 EN24 EN25
15 – Products and services	Strategy	EN26 EN27
16 – Occupational health and safety	Internal Public	LA6 LA7 LA8 EU16
17 – Employability	Internal Public	LA10 LA11 HR3 EU14 EU18
18 – Anti-corruption	Internal Public	LA4 LA5 LA9 HR5
19 – Labor Relations	Internal Public	LA4 LA5 LA9 HR5
20 – Investments in expansion	Strategy	EC8
21 - Diversity and equality	Internal Public	HR4
22 – Climate changes	Environment	EU11 EN16 EN17 EN18 EN19 EN20
23 - Investments		EC8
24 – Compliance with legislation		SO7 SO8
25 - Anti-Competitive Behavior	Internal Public	LA1 LA2 LA3 LA13 LA14 EC5 EU15
26 – Customer satisfaction	Customers and Consumers	PR5
27 – Evaluation of suppliers	Suppliers	HR1 HR2 HR6 HR7

Throughout the report, the material issues are presented in more detail including qualitative and quantitative information and their relation to the business strategy and stakeholders, if applicable.

13

14 1.1 LEGENDS OF THE REPORT The Remissive Index of GRI Indicators and Global Compact Principles, which can be found at the end of this report presents a summary of all available information, organized in synthetic manner. The contents of this report relating to GRI Indicators and Global Compact principles feature highlighted markings throughout the text, which make their location or association with the indicator or corresponding principle easier. GLOSSARY In order to provide a better understanding of the terms featured in this report, Cemig has made available a glossary, which can be accessed on the company’s website at: http://ri.cemig.com.br/static/enu/glossario.asp?idioma=enu. MESSAGE FROM THE ADMINISTRATION MESSAGE FROM THE ADMINISTRATION Once again, we ended the year that the task was completed, adding value to our shareholders, and through our actions, reaffirming our role as a consolidator company in the Brazilian electricity sector. We knew we would have challenges in 2013 in view of the tariff revision of Cemig Distribuição and the decrease in our transmission revenues due to compensation criteria established in MP 579, as well as the expiration of the 1st concession period of our Jaguara power plant, which we will have to discuss extending for an additional period, as provided for in our concession contract. However, despite these challenges, we made a profit of over R$ 3.1 billion in 2013. Although there was a profit of R$ 4.3 billion in the previous year, which would indicate a decrease in our performance, we should note that the profits of the previous year were the result of an extraordinary event, the early settlement of the CRC contract. Excluding this non-recurring event, our performance has improved over the previous year, which indicates Cemig’s continued growth. These results represent an earnings per share of R$ 2.47, where we paid R$ 4.6 billion in dividends in 2013 resulting in a dividend yield of 9.9%. With lower interest rates expected over the long term, these figures reported by Cemig make our actions an investment with an attractive return for our thousands of shareholders. Despite the good results, our actions in 2013 were further affected by regulatory uncertainties in the electricity sector due to the effects of MP 579 and the capital outflow from emerging markets including Brazil in pursuit of bonds with a perceived lower risk, especially government bonds from the United States. Even in this unfavorable scenario, our common shares showed a positive variation of 4.0% and preferred shares fell 0.2% in 2013, compared to drops in the Ibovespa and the

15 Electricity Sector Index of 15.50% and 8.83% respectively. With regard to new investments, a number of significant events occurred for our Company in 2013. A highlight in the renewable energy area is the acquisition of 51% of Brasil PCH, an investment of R$ 740 million, and an investment agreement that will give Cemig GT, our wholly owned subsidiary, a controlling stake in Renova Energia, which will enable this Company to implement a significant investment program in the coming years and consolidate our position as one of the major participants among Brazilian conglomerates in the renewable energy market. We would also like to highlight the partnership with Vale S.A. to generate assets through a new company called Aliança Geração de Energia S.A., which was created with combined assets of over R$ 4 billion. With this partnership, we increase the potential to generate new business and maximize results in the energy generation area through the combination of experience in operational, financial, and project management. In the energy distribution area, Cemig Distribuição reported R$ 884 million in investments in 2013, with investments of R$ 3.7 billion planned for the period between 2013 and 2017. We also want to emphasize our commitment to society by improving the quality and reliability of service to our customers. The duration of service interruptions of Cemig Distribuição customers as calculated through the DEC Index was 12.49 hours in 2013 compared to 14.74 hours in 2012, an improvement of 15.26%. Moreover, the frequency of interruptions as measured by the FEC, which was already below the minimum levels required by the Regulatory Agency, also improved going from 7.04 interruptions in 2012 to 6.26 in 2013, an improvement of 11.08%. Growth, consistent financial results, and commitment to providing our customers with quality service represent the materialization of our strategic vision, based on principles of sustainability and social responsibility, which is also evident by Cemig being selected for the 14th consecutive year in the Dow Jones Sustainability Index. Cemig was also selected in 2013 to be part of the UN Global Compact Index, the Global Compact 100 (GC100), which lists a hundred global companies committed to corporate sustainability linked to better performance in capital markets. This form of action demonstrates Cemig’s commitment to aligning its strategy with the principles of the Global Compact agreement. In 2014, there will be major challenges once again for our Company and the Brazilian electricity sector. The low reservoir levels of power plants in late 2013 and early 2014 increased energy prices in the wholesale market to above R$ 800.00/Mwh putting pressure on the cash flow of distribution companies because of the significant cost of purchasing energy. This situation makes it essential for the federal government and regulatory bodies to provide support in building solutions to maintain the economic-financial balance of companies in the sector and enable the settlement of transactions between electric distribution and generation companies. In this scenario, the rainfall in the coming months in comparison with the historical averages will be a factor in determining energy policy and prices for 2014. Also, the Soccer World Cup will be held in 2014. The electricity sector has an important role to play in this world-level event by supplying reliable power during the period of the games. Before ending, we would like to thank our employees, whose professional expertise is recognized nationwide. It is the commitment, expertise, and talent of all our collaborators that make Cemig “the best energy company in Brazil”. Our results were only possible with the support of all company shareholders, who we would like

16 4.2 thank for their support and trust throughout the year. Executive Board + DJALMA BASTOS DE MORAIS CEO President ARLINDO PORTO NETO Vice President FERNANDO HENRIQUE SCHÜFFNER NETO Chief Business Development Officer FREDERICO PACHECO DE MEDEIROS Chief Corporate Management Officer JOSÉ CARLOS DE MATTOS Chief Natural Gas Officer RICARDO JOSÉ CHARBEL Chief Distribution and Commercialization Officer JOSÉ RAIMUNDO DIAS FONSECA Chief Commercial Officer LUIZ FERNANDO ROLLA Chief Finance and Investor Relations Officer

 LUIZ HENRIQUE DE CASTRO CARVALHO Chief Generation and Transmission Officer LUIZ HENRIQUE MICHALICK Chief Institutional Relations and Communications Officer MARIA CELESTE MORAIS GUIMARÃES Chief Legal Officer Board of Directors + Effective Members DOROTHEA FONSECA FURQUIM WERNECK DJALMA BASTOS DE MORAIS WANDO PEREIRA BORGES ARCÂNGELO EUSTÁQUIO TORRES QUEIROZ 17

 TADEU BARRETO GUIMARÃES JOÃO CAMILO PENNA JOAQUIMFRANCISCO DE CASTRO NETO FUAD JORGE NOMAN FILHO GUY MARIA VILLELA PASCHOAL EDUARDO BORGES DE ANDRADE OTÁVIO MARQUES DE AZEVEDO RICARDO COUTINHO DE SENA PAULO ROBERTO RECKZIEGEL GUEDES SAULO ALVES PEREIRA JUNIOR 18

 Alternate Members PAULO SÉRGIO MACHADO RIBEIRO LAURO SÉRGIO VASCONCELOS DAVID MARCO ANTONIO RODRIGUES DA CUNHA FRANKLIN MOREIRA GONÇALVES LEONARDO MAURÍCIO COLOMBINI LIMA GUILHERME HORTA GONÇALVES JÚNIOR ADRIANO MAGALHÃES CHAVES LUIZ AUGUSTO DE BARROS CHRISTIANO MIGUEL MOYSÉS TARCÍSIO AUGUSTO CARNEIRO 19

 BRUNO MAGALHÃES MENICUCCI MARINA ROSENTHAL ROCHA NEWTON BRANDÃO FERRAZ RAMOS JOSÉ AUGUSTO GOMES CAMPOS Audit Board + Effective Members ARISTÓTELES LUIZ MENEZES VASCONCELLOS DRUMMOND LUIZ GUARITÁ NETO THALES DE SOUZA RAMOS FILHO LAURO SANDER 20

HELTON DA SILVA SOARES Alternate Members MARCUS EOLO DE LAMOUNIER BICALHO ARI BARCELOS DA SILVA ALIOMAR SILVA LIMA SALVADOR JOSÉ CARDOSO DE SIQUEIRA BRUNO GONÇALVES SIQUEIRA CEMIG 21

 2.10 2013 Highlights Listed in the Dow Jones Sustainability Index for the 14th consecutive year 2nd consecutive year in the Dow Jones Emerging Markets Index Selected to be part of the new UN Global Compact Index - Global Compact 100 (CG 100) Recognized by the CDP for the 2nd consecutive year as one of the Ten Brazilian Companies with the highest “Transparency” ratings for releasing information related to climate change. Classified in the Bovespa Corporate Sustainability Index - ISE for the 9th consecutive year Best of the Biggest Utility Companies 2013 Award in the Electric Energy category ‘Reclame Aqui’ Service Quality Award 1st place in the Abrasca Best Annual Reports Award 1st place in the ET Carbon Ranking Lader Award by the ET Carbon Ranking (UK) - Brics 300 (Environmental Investment Organization) Selected to participate in the BM&FBovespa ICO2 Index for the 4th time Cemig is voted as the 3rd most prestigious brand in Minas Gerais in a survey conducted Grupo Troiano de Branding. Rated as BB+ on the global scale and brAA+ on the national scale by the Standard & Poor’s credit rating with a stable outlook for both. Voted among the 10 most sustainable utilities in the world by Corporate Knights - Canada Market presence: Operates in 22 states in Brazil, Federal District, and Chile Has 21.9% of free consumers market in Brazil Shares traded on the BM&FBovespa and stock exchanges in New York and Madrid More than 120 thousand shareholders in 40 countries BRIE F HISTOR Y In 2013, Cemig celebrated its 61st anniversary. Since its founding on May 22, 1952, the company has assumed the role of taking collective welfare to the regions where it operates in an innovative and sustainable manner. This determination has led it to become the largest electricity distributor on transmission lines and networks and grow into one of the largest energy generation and transmission companies in the country. Learn more about Cemig’s history. MISSION, VISION AND VALUE S 22

4.8 Cemig's management area has a foundation based on the guidelines expressed in the mission, vision, and values in the Master Plan and the Company's Strategic Plan.

The Company's **Mission** is "To operate in the energy sector with profitability, quality and social responsibility."

Its **Vision** is to "Consolidate itself in this decade as the largest group in the domestic electric energy industry in terms of market value, with operations in the gas market, world leader in sustainability, admired by its clients and recognized for its solidity and performance".

The organizational values represent the beliefs and attitudes that give personality to Cemig's relationship with people and are sustained by Integrity, Ethics, Wealth, Social Responsibility, Enthusiasm at Work, and Entrepreneurial Spirit.

ETHICAL CONDUCT

4.8 4.9 HR3 SO2 SO3 PG10

In its Declaration of Ethical Principles and Code of Professional Conduct, Cemig consolidates 11 ethical behaviors and values incorporated into the Company's culture, which demonstrates the improvements to the internal corporate governance system and the priority given to corporate transparency.

They govern the professional behavior, actions, and decisions of employees, contractors, service providers, managers, directors, and members of the Board of Directors and Audit Board.

Cemig's Anti-fraud Policy also aims to ensure that the Company conducts its activities based on the highest expectations regarding the ethical behavior of its Managers, Collaborators and Suppliers, and non-acceptance of the practice or concealment of Fraud and Corruption in any form. Through its Anti-Fraud Policy, the Company confirms its commitment to developing and maintaining control systems, norms, procedures, standards and activities aimed at the prevention, detection, reporting and effective combat of irregular practices. Cemig also stresses its commitment to the principles of the United Nations - UN Global Compact in relation to the matter, especially Principle 10 – "Fight Corruption in all its forms, including blackmail and bribery", which is incorporated into Cemig's Booklet on Corporate Social Responsibility.

All employees, managers and administrators, when assuming their position or upon signing the employment contract, solemnly commit and declare, in writing, that they know, comply with, and accept the values and principles in Cemig's Declaration of Ethical Principles and the Code of Professional Conduct.

In 2013, about 300 interns and 669 newly hired employees made the commitment and attended the "First Energy" training session where the "Declaration of Ethical Principles and Code of Professional Conduct" was presented, representing 8.44% of trained professionals and 16,056 dedicated hours.

CHANNEL FOR INQUIRIES AND WRONGDOING REPORTING

SO4 The Company ensures the maintenance of internal and external relationship channels to handle inquiries and reports of wrongdoing. These channels are available to society, customers, suppliers, investors, and employees. They handle both anonymous and identified reports of irregular practices

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24 or practices that are considered illegal and contrary to Cemig’s “Declaration of Ethical Principles and Code of Professional Conduct” and/or the “Code of Ethical Conduct for Public Officers and Upper Administration of the State”. In order to receive reports of wrongdoing from the external public, Cemig has a service line connected to the Ombudsman office, http://www2.cemig.com.br/ouv20a/Default.aspx, which counts among its responsibilities the duty of receiving and analyzing suggestions, complaints, compliments, and reports of wrongdoing from customers related to Cemig’s activities. These are then forwarded through the procedures necessary to resolve the problem cited, with feedback provided to interested parties, in order to guarantee their rights and timely handling of the issues presented. Information on customers who have been in contact with the Ombudsman Office is available under the item, ‘Consumer Satisfaction’, in the ‘Customers and Consumers’ chapter of this report. External reports of wrongdoing received by the Ombudsman office that do not fall under the competence of this body are registered with the Whistleblower’s Line and follow the normal path through the Ethics Commission. The main task of the Commission is to monitor compliance with the values, principles, and responsibilities in Cemig’s Declaration of Ethical Principles and Code of Professional Conduct, whilst also observing the Code of Ethical Conduct for Public Officers and Upper Administration of the State. In addition, when performing its duties, the Commission gives equal weight to the principles of the Global Compact. The Ethics Commission can be reached by email at comissaodeetica@cemig.com.br or by phone at +55 (31) 3506-7744. In 2013, the Ethics Committee received and forwarded 145 reports of wrongdoing. In this same period, 148 reports were investigated. No cases of corruption involving Cemig and its controlled and affiliated companies were identified through an internal audit or the Whistleblower’s Line in the year of 2013. For more information, access here. The operation of the Whistleblower’s Line and the management of the Declaration of Ethical Principles and Code of Professional Conduct are subject to annual evaluation by means of an external audit, performed as part of the process of certifying the internal controls in accordance with the Sarbanes-Oxley Act (SOX) By having securities traded on the US Exchange, Cemig is obliged to comply with the laws of that market. . Internal Audit and Anti-fraud Policy Cemig has an Anti-fraud Policy, in line with the requirements of the American Sarbanes-Oxley Act, which formalizes that Cemig does not accept the practice or concealment of Fraud and Corruption, in all their forms, including bribery, extortion, kickbacks, and money laundering. This Policy also establishes the responsibilities of the Administrators, Management Body, and Company collaborators in its wholly owned and controlled subsidiaries. The focus of the work performed through Cemig’s Internal Audit is to conduct preventive audits of the controls in place for various processes, in order to comply with the Sarbanes-Oxley Act, Normative Instruction No. 14/2008 of the Accounting Court of the Minas Gerais State (which assesses the legality of companies’ practices with regard to budget, financial and asset management), and Cemig’s Norms and Procedure Instructions, in accordance with the best Corporate Governance practices and the Declaration of Ethical Principles and Code of Professional Conduct.

25 2.8 2.7 2.5 2.3 2.2 2.1 All of the Company’s subsidiaries and affiliates are included in the Triennial Internal Audit Plan. The processes and companies that are audited for the year are determined by assessing the risks they represent to Cemig’s businesses and financial statements. Specific risks related to fraud are among the risk factors assessed. All risk factors are reviewed annually in the audit work-planning phase to identify any changes in processes or new events that could bring uncertainty to the business. Every three years, 100% of the company’s processes are audited. CEMIG’S MAIN BUSINESSES The main areas of Cemig’s businesses are generation, transmission and distribution of electric energy and energy solutions. The company also has operations in the areas of exploration and distribution of natural gas and data transmission. GENERATION TRANSMISSION DISTRIBUTION NATURAL GAS COMMERCIALIZATION Installed Capacity: 7,038 MW Extension of lines: 9,748 km Extension of networks: 484,469 km 1,488 million cubic meters (m3) of gas sold in 2013 21.9% of market share Cemig has 7,922 direct employees (Dec/2013). In addition to the holding company, Companhia Energética de Minas Gerais – Cemig, the Cemig group comprises the wholly-owned subsidiaries Cemig Geração e Transmissão S/A (Cemig GT), Cemig Distribuição S/A (Cemig D) and a number of subsidiaries (151), consortia (18) and an equity fund, with assets in 22 states in Brazil including the Federal District (reference date 2013). For a more detailed description of Cemig’s businesses, click here. See the complete organizational structure of Cemig Group companies. Cemig’s participation in the capital of the most noteworthy subsidiaries and affiliates

GENERATION	TRANSMISSION	DISTRIBUTION	GAS	OTHER BUSINESSES
Cemig Geração e Transmissão S.A. Cemig GT) 100% Cemig	Cemig Geração e Transmissão S.A. (Cemig GT) 100% Cemig	Cemig Distribuição S.A. (Cemig D) 100% Cemig	Companhia de Gás de Minas Gerais (Gasmig) 58.71% CV 59.57% CT	Axxiom Soluções Tecnológcas S.A. 51 % Light 49% Cemig
Light S.A. 26.06% Cemig	Transmissora Aliança de Energia Elétrica S.A. (Taesa) 42.38% CV 43.36% CT	Light S.A. 26.06% Cemig	Natural gas exploration blocks: 24.5% Cemig Bacia do São Francisco, Bacia do Recôncavo Baiano, and Bacia Potiguar.	Efficientia S.A. 100% Cemig
Norte Energia S.A. (Belo Monte) 14.18% Amazônia Energia e Participações S.A. (Cemig and Light)				Cemig Telecom S.A. 99.99% Cemig
Santo Antônio 10% Cemig				
Renova Energia S.A. 32.23% CV 21.86% CT				

* Subsequent Fact: On December 19, 2013, Relevant Event published that Cemig had informed the market that it would indirectly acquire a further stake of 4.41% in Norte Energia. The percentage shown already includes this acquisition. See details about this acquisition under the item 'Investments'.

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27 4.1 CORPORATE GOVERNANCE GOVERNANCE MODEL AND MAIN PRACTICES To obtain a well-structured and transparent governance model, various actions were taken including Cemig’s adoption of recommendations from the Brazilian Corporate Governance Institute’s (IBGC) Best Corporate Governance Practices, in addition to fostering a relationship based on trust, respect and integrity with shareholders, investors, customers, employees, suppliers, society, and government. The chart below illustrates Cemig’s structure and main corporate governance devices:

Shareholders Agreement
Bylaws Internal
Rules Supervisory
Board Code of
Ethics Disclosure
Policy Dividend
Policy
Risk Mgmt and Compliance
Third-Party Audit
Shareholders' Meeting
Supervisory Board
Board of Directors
Executive Board
General Manager and Company Secretary
Presidency
Internal Audit
Support Committee to the Board of Directors
Corporate Governance and Sustainability Committee
Human Resources Committee
Strategy Committee
Business Development and Corporate Control and Affiliates Committee
Finance, Audit, and
Board of Vice Presidency
Board of Finance and Investor Relations
Investor Relations
Board of Management
Board of Business Development
Management of Corporate Governance
Board of Distribution and Marketing
Board of Generation and Transmission
Legal Board
Board of Institutional Relations and Communication
Board of Gas
Commercial Management

See details on Cemig's corporate governance model in the Investor Relations website.

The company has adopted BM&FBovespa Level 1 Corporate Governance practices. To learn more about the main Level 1 practices, please visit the BM&FBovespa website.

Cemig's controlling shareholder is the State of Minas Gerais, which holds 51% of the common shares (voting shares). AGC Energia S.A. is another major shareholder holding 32.96% of the common shares. AGC Energia is a signatory of a shareholder agreement with the State of Minas Gerais, which stipulates that a minimum standard of governance must be maintained, defines rules of preference if shares are sold, and reserves the right for AGC Energia to appoint the company's New Businesses Executive Officer. AGC Energia appointed 5 of the 14 members of the Board of Directors elected during the most recent General Shareholder's Meeting.

Other corporate governance practices:

- Internal Rules of Procedure of the Board of Directors
  http://ri.cemig.com.br/static/enu/regint_cons_administracao.asp?idioma enu
- Internal Rules of Procedure of the Audit Board
  http://ri.cemig.com.br/static/enu/regint_cons_fiscal.asp?idioma enu
- Differentiated Company Bylaws
  http://ri.cemig.com.br/static/enu/estatuto_social.asp?idioma enu

Cemig's Bylaws contain a unique, pro-market dividends policy, which can be seen in the item "Capital Markets", along with other definitions:

- they focus on investments in the Company's core business.

- establish the obligations and limits of authority for the upper management based on Long Term Strategic Plan, and

- establish debt limits for the Company, thereby reducing the risk of insolvency.

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29 4.9 4.7 4.6 4.5 4.4 GENERA L SHAREHOLDERS’ MEETINGS The General Shareholders’ Meeting is held by the end of April each year, in accordance with current legislation. Extraordinary Shareholders’ Meetings may take place throughout the year, as many times as necessary. Both are convened with a minimum 15-day notice via publication on the CVM (Securities and Exchange Commission of Brazil), Company’s Investor Relations website, and in mass circulated national newspapers. The 2013 dates for these meetings including a summary of the main deliberations, as well as the meeting dates scheduled for 2014 are available in the Company’s Calendar of Corporate Events. In 2013, 5 Extraordinary Shareholders’ Meetings were held in addition to the General Shareholder’s Meeting held on April 30, 2013. Opinions, suggestions or recommendations concerning Shareholder’s Meeting may be forwarded to by e-mail to ri@cemig.com.br, also available on Company’s Investor Relations website. Shareholders Agreement On August 1, 2011, the Minas Gerais state government signed a Shareholders Agreement with AGC Energia S.A., with the intervention and consent of BNDES Participações S.A. with a validity of fifteen years. The agreement maintains Minas Gerais state as a hegemonic, isolated and sovereign controller of the Company and attributes a few prerogatives to AGC Energia in order to contribute to the Company’s continued sustainable growth, amongst other contractual terms. ADMINISTRATION Cemig’s administration is composed of the Board of Directors and the Executive Board. The members of the Board of Directors, elected in the General Shareholder’s Meeting, elect their chairperson and vice-chairperson, and appoint the Executive Board. The Board of Directors is a decision-making collegiate and multidisciplinary body, whose main tasks are to establish the general directives of the Company’s businesses and approve the annual budget, in addition to electing, dismissing the members of the Board, and establishing their responsibilities. It is composed of 14 effective members and their respective alternates, who are appointed by the shareholders. They have diverse and complementary educational backgrounds and professional experience. The Minas Gerais State Shareholder elected eight of the members, AGC Energia S.A. elected five, and minority shareholders holding preferred shares elected one member. Among the effective board members, five are considered independent, according to criteria of the Brazilian Institute for Corporate Governance (IBGC). All board members and their alternates are appointed for 2 years, and may be reappointed following the end of their term. The terms for current members expires in the General Shareholder’s Meeting to be held in April 2014. The Board member’s curriculum vitae are available here. In 2013, the Board of Directors met 28 times to deliberate on various matters, from strategic planning to investment projects. At the beginning of each meeting, board members are invited to

30 discuss any conflicts of interest with the matters that are to be deliberated over. Information on the composition, election, terms, main responsibilities and duties of the Board of Directors are available in the Board of Directors Internal Rules of Procedures. Since 2006, there have been committees consisting of members of the Board to review and discuss subject matters to be decided by the Board. The tasks of each committee are available on the Company’s website. Cemig’s Executive Board is composed of 11 members, whose duties are established in the Company’s Bylaws. The members meet on a weekly basis and may be elected or dismissed at any time by the Board of Directors. They serve for three years and may be reelected. The Board of Director members may exercise concurrently non-remunerated administrative positions in Cemig’s wholly owned or controlled subsidiaries and affiliated companies. The term for the present directors expires at the 1st meeting of the Board of Directors to be held following the General Shareholders’ Meeting in 2015. The Executive Board relies on the support of 24 management committees, 2 subcommittees and 1 commission, composed of executives from various areas of the Company, who meet whenever deemed necessary, to ensure strategic decisions are made by the Executive Board and Board of Directors. The members of the Audit Board are also elected in the General Shareholders’ Meeting. The Audit Committee is permanent and consists of 5 members and their respective alternates, which meet the requirement of independence, according to international practices, being elected by the shareholders, through the annual general meeting, for the term of 1 year and may be re-elected. The Audit Board members are elected by the shareholders in the following proportion: one member is elected by holders of preferred shares one member is elected by holders of the common shares, who, not belonging to the controlling group, represent at least 10% of the capital stock three members are elected by the controlling shareholder. The Audit Board also has the duty of examining all reports of wrongdoing forwarded by the Ethics Commission. Reports of wrongdoing are collected and classified as operational or non-operational through an electronic system available on the Company’s Intranet - Whistleblower’s Line. The Audit Board analyzes each non-operational report and proposes treatment measures for the Internal Audit. At Cemig, the Audit Board acts as an alternative to the Audit Committee, as permitted by the Exchange Act, Rule 10-3a, regulated by Release 82-1234 of the Securities and Exchange Commission - SEC. In 2013, the Audit Board held 10 meetings. The amounts and conditions of remuneration for the Company’s Administrators and Audit Board members remained the same from the prior year, as defined in the General Shareholders’ Meeting and Extraordinary General Meeting held on 4/30/2013. Having favorable opinion of the state of Minas Gerais Corporate Governance Committee, this issue was approved as it was recommended. . Thus, the amount of funds allocated for the Remuneration of the Administration and Audit Committees, comprising the Board of Directors, Executive Board, and Audit Board, is R$ 16,400,000.00, including a health insurance plan for directors equal to the current health plan for the Company’s employees. The CEO is entitled to monthly fees of R$ 37,100.00 and the other executive officers, individually, are entitled to R$ 31,800.00. The current amounts received by executive officers shall be corrected, consequently, in the same proportion, in respect to paid leave, bonuses, and other benefits. The monthly remuneration of each member of the Board of Directors,

31 4.11 excluding sitting Board members and alternates that hold the position of Executive Officers and observing the conditions related to the bonus paid to the board, is equal to 20% of what an Executive Officer receives on average, which is equal to R$ 6,456.36. The remuneration of members of the Audit Board is equivalent to 10% of the average received by Executive Officers, which is an amount to R$ 3,228.18. Each alternate member of the Audit Board is entitled to 80% of the monthly remuneration of a sitting member, which is R$ 2,582.54. See Explanatory Note No. 28 in the Financial Statements under item, ‘Remuneration of Key Management Personnel’. RIS K MANAGEME NT Corporate risk management is an integral management tool for Cemig’s corporate governance practices, where strategic risks are identified, and its processes/ operations. Strategic risks are related to the vision and goals of the Company or of strategic decisions that may not achieve the planned success. There is a matrix for this risks where 24 strategic risks are identified, such as Difficulties in Fundraising, Environmental Contingencies and Failure in Controlling Cemig D. Losses. Operational risks are those that arise in the course of business functions, that is, they are associated with people, systems, and processes that its operation depends on. The logbook with the risks of the last review cycle was completed, identifying and mapping 160 risks such as dam ruptures, regulatory uncertainties about the commercialization of generated energy, and the nonreduction of technical and commercial losses at levels determined by the regulator. In 2012 and 2013, around R$ 2 million was invested in improving Cemig’s risk management process, which involved the revision of the management model and establishment of a new system that would increase transparency and reliability of the whole process. In addition, the new tool enables the flow of persons involved in risk management such as the process manager, corporate risk management team, managers, superintendents, and administrators. The new system will make it possible to run a model that considers, for example, the causes and consequences of a risk, assigns different hierarchical levels of the organization to it, and enters new parameters in the management model. The tool will allow a risk being managed at an operational level to have a direct link with a risk is being assessed at the strategic level. In 2014, more than R$1.7 million will be invested on a new project designed to develop new methodologies to assist in the process of estimating probability of occurrence and extent of probable losses associated with a negative outcome from a series of events that would impair the company’s performance. In addition, the Company has a Financial Risk Management Committee for the purpose of implementing directives and monitoring the Financial Risk of transactions that could put the Company’s liquidity and profitability at risk. The committee makes recommendations on strategies to protect against risks related to the exchange rate, interest, and inflation, which are effectively in line with the Company’s strategy. Sensitivity analyzes of these risks are performed as described in Explanatory Note No. 29 of the Financial Statements. The risk factors that Cemig is exposed to are described on the Company’s Reference Form. S TRATEGY

32 EC8 CEMIG’S STRATEG Y Cemig has a structured strategic planning / management process that enables the Company to determine the goals it would like to achieve by 2035. The Strategic Planning process is conducted by the Company’s Board of Directors with the participation of the Executive Board and starts by defining the strategic fundamentals represented by the Mission, Vision of the Future, Values, Long- Term Strategic Goal, and Strategic Guidelines (Learn more about Cemig’s Mission, Vision, and Values in Chapter A). Together with the new Vision of the Future, a new comprehensive plan in connection with Cemig’s Integrated Strategic Plan was approved. The objective is to maximize value creation by taking four pillars into consideration – customers, the community, the environment and investors – by training and qualifying people and exploring synergies that will lead the Conglomerate to become one of the main agents of consolidation in the electricity sector in Brazil. See the actions and expense reports concerning these pillars, respectively, in the chapters Customers and Consumers, Community, Environment, and Financial Results in this report. The main strategic challenges set forth in Cemig’s Master Plan are focusing on execution and operational improvement, sustainable growth, and identifying and capturing synergies. In order to maintain its business and expand in the market, the Company monitors its equity stakes, supervising the management and development of controlled companies and affiliates, guided by the respective good governance criteria, always working to ensure that its business plans and investment program plans are fulfilled. The Competitive Intelligence Center collects, analyzes, transfers, and disseminates relevant knowledge and information when decisions must be made, transforming them into concrete actions and producing results that are aligned with the Company’s strategy. In this way, the center monitors the evolution of the economic, institutional, competitive, and regulatory environment of its whole subsidiaries, controlled companies, and affiliates and anticipates new trends in the energy sector, observing regulatory changes, mergers and acquisitions in the sector, and the behavior of suppliers, competitors, and partners. Cemig has adopted a structure of making acquisitions through partnerships with Investment Funds, as in the investments in Taesa and in Light, which establishes a vehicle for growth that allows the Company, even with a minority stake, to assume a strategic and competitive position in those assets, as well as combine its expertise to the financial capacity of its partners.

In order to adapt to the impacts of the changes in the Brazilian Electricity Sector by the Federal Government through the publication of Law No. 12,783 of January 11, 2013, Cemig performed an assessment of the regulatory changes and their implications for the Corporation, reassessed the scenarios, reviewed the existing strategic initiatives, and created new initiatives with the goal of keeping the focus on the sustainable growth of the Group to achieve its vision of the future.

One of the priorities of the company is increased operational efficiency through various initiatives including the Distribution Development Plan, which aims to improve the quality of energy supply (see details in under the item Investments in Generation, Transmission and Distribution) and reduce costs by implementing several measures related to improving management.

OBJECTIVES AND GOALS

1.1
1.2

The following are Cemig's main short and medium-term objectives and goals, all properly aligned with the strategic plan, and approved by the materiality test:

STRATEGIC OBJECTIVE	SUBJECT MATERIAL	GOAL	TIME PERIOD	GRI INDICATORS
Maximize shareholder value sustainably in view of the Long-Term Strategic Plan	Economic performance	Keep the Company's consolidated debt at a value less than or equal to 2 (two) times EBITDA (earnings before interest, taxes, depreciation and amortization).	Annually	4.9 4.11
		Maintain a consolidated ratio of debt as measured by net debt / (net debt + equity), limited to 40% (forty percent).	Annually	
	Stock value	Distribute at least 50% of net income as dividends.	Annually	
Increase cash flow	Investments	Invest US $ 1.6 billion in Cemig Generation and Transmission	2017	EC1 EC2 EC8 EU26
		Invest R$ 4.9 billion in Cemig Distribuição	2017	
		Participate in Aneel's auctions for acquisitions of strategic assets	Annually	
		Serve 1.2 million new customers in urban areas	2017	
		Serve 56,177 customers in the Rural Universalization of Electricity Distribution Services Program	2014	
	Economic performance	Increase cash flow: present Ebitda of at least R$ 6,447 million	2017	EC1 EC2 EC8
	Water	Reduce water consumption by 4% based on consumption in 2011	2020	EN8 EN9 EN10

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	Energy	Reduce energy consumption by 4% based on consumption in 2011	2020	EN3 EN4 EN5 EN6
	Emissions	Reduce the intensity of greenhouse gas emissions (tCO_2eq/MWh) by 8% based on emissions verified in 2008	2015	EN16 EN17 EN18 EN19 EN20
	Waste	Dispose, recycle, or regenerate 99% of industrial waste	2020	EN22 EN23 EN24
Ensure sustainability	Biodiversity	Keep affected biomass at a maximum of 1,772kg	2017	EN11 EN12 EN13 EN14 EN15 EU13
		Complete the study on the effectiveness and sustainability of the Riparian Forest Program at the Volta Grande HPP in Minas Gerais for the Conservation of Ecological Processes and Biodiversity project.	2016	
		Complete the inventory for urban forestation in Belo Horizonte using it as a routine tool for work planning and scheduling	2015	
		Incorporate the methodology of Integrated Management of Vegetation as standard procedure for right-of-way areas under Transmisson Lines	2017	
	Compliance	Review the socio-environmental adequacy program 2014-2018	2014	
		Review the Declaration of Ethical Principles and Code of Professional Conduct	2015	HR4 HR6 HR7
		Intensify Itinerant Ombudsman Project - Hold 1 event per month for interaction (clarification on Ombudsman procedures) between CEMIG's internal areas.	2014	
	Diversity and Equality	Develop the reduced and simplified version of the Annual Sustainability Report	2014	HR4 EU24
Ensure quality		Have training efficiency rating greater than 95%	2014	EU14 LA10 LA11
		Have more than 47 hours of training per employee	2014	EU14 LA10
	Evaluation of suppliers	Have index of contracted service quality above 80%	2014	HR2

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standards defined by the regulator	Energy quality	DEC below 10.83 h	2017	EU6 EU29
		FEC below 7.56	2017	EU6 EU28
	Loss Management	Total losses less than 10.85%	2017	EU6 EU12
	Energy quality	Index of Perceived Quality Satisfaction greater than 82%	2017	PR5
Develop sustainable strategic skills	Employability	Review the plan for positions and remuneration	2014	LA14 LA3
		Review the Performance Management Model	2014	LA12
Make safety a value in corporate culture	Health and safety	Complete work for the Health and Safety Pact	2014	LA7 LA8 EU16
		Aiming Zero Accidents target, to have frequency rate of workforce accidents lower than 2.14		
Have performance-based management	Employability	Review the Performance Management Model	2014	LA7 LA8 EU16
Be innovative in finding technological solutions for business	Technology and Innovation	Spend R$ 290 million in research and development	Until 2018	EU8

Cemig utilizes the Balanced Scorecard (BSC) tool to translate and communicate the company's strategy to stakeholders. In 2013, the corporate strategy maps were revised. These maps present strategic positioning and include the challenges in the Generation, Transmission and Distribution. They are composed of objectives, indicators, goals, and strategic initiatives. In order to allow people to learn about Cemig's strategies and understand how they contribute to achieving the goals of these strategies, Cemig has adopted a model that unfolds through contribution panels. The contribution panels consist of contribution objectives, indicators and actions defined by the area of organizational structure and aligned with the requirements for quality, environment, and health and safety management systems.



Mission, Vision, Values
Strategic Direction
Strategic Maps
Strategic Initiatives

The maps are monitored through a structure flow of meetings at the various hierarchical levels, whose purpose is to correct deviations, review and modify the strategy as needed, allowing all staff

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36 to participate in the Company’s Strategic Planning / Management process. Concessions Law 12,783/2013 of January 11, 2013, which governs the concessions of the electricity sector in Brazil, has the following characteristics: - Main objective: reduce the final tariff for the consumer - Concessions extended for 30 additional years, conditional upon renewal in early 2013, noting new tariff conditions thereafter for concessions that expire in the period from 2013 to 2017 - Revenues will only cover operational and maintenance costs. Generation A Law 12,783/2013 does not guarantee the renewal of concessions under the same initial tariff conditions provided for in the concession contracts formalized before the enactment of the aforementioned Law. In view of this, for the 21 hydroelectric power plants whose concessions expire in the period between 2013 and 2107, the Company has taken the following decision: to plead in court for the right to first renewal under the initial conditions for the three concessions that have not yet been renewed (São Simão, Jaguara, and Miranda - see First Renewal Table below), and to return the 18 power plants whose concessions have already been renewed. If concessions were renewed for the 18 power plants and they operated under the new tariff conditions, they would be unprofitable. All the power plants mentioned above that have been affected by Law 12.783/2013 are located in Minas Gerais state, and in total, guarantee a mean power output of 2.4 GW. Concession of Jaguara Hydroelectric Power Plant As provided in the concession contract for the Jaguara HPP, Cemig requested the renewal of the concession. On May 3, 2013, the Ministry of Mines and Energy rejected the Company’s request because it was determined that the request was not in accordance with the terms defined in Law 12,783/13. On June 20, 2013, Cemig GT was granted an injunction on a Writ of Mandamus filed in the Superior Court of Justice (STJ) against the decision by the Ministry of Mines and Energy, which did not analyze the request for an extension of the deadline for the concession of the Jaguara Hydroelectric Power Plant (424 MW with a Guaranteed Power Output of 336 MW), which was set to expire on August 28, 2013. The Minister-Rapporteur granted the injunction, allowing Cemig GT to remain with the concession of the Jaguara HPP until the final judgment of the action. Accordingly, the Company has recorded revenues, operating costs, and expenses of the plant in accordance with current accounting practices, considering that it remains in control of the Asset. The decision is preliminary and does not yet represent the decision on the merit of the proposed action, which shall be subject to review by the Superior Court of Justice (STJ) at a later time. Plants whose concessions were not renewed (1st Renewal):

37 # TYPE POWE R PLANTS EXPIRATION OF CONCESSION CAPACITY INSTALLED (MW) GUARANTEED OUTPUT (AVG. OF MW) 1 HPP São Simão Jan. 2015 1,71 1,281 2 HPP Jaguara Aug. 2013 424 336 3 HPP Miranda Dec. 2016 408 202 TOTAL : 2, 542 1,819 To reduce the impact of the non-renewal of these concessions, Cemig has sought to make several acquisitions described along this chapter. Power plants that will be returned to the Federal Government (2nd Renewal): # TYPE POWER PLANTS EXPIRATION OF CONCESSION CAPACITY INSTALLED (MW) GUARANTEED OUTPUT (AVG. OF MW) 1 HPP Três Marias Jul. 2015 396 239 2 HPP Volta Grande Feb. 2015 380 229 3 HPP Salto Grande Jul. 2015 102 75 4 HPP Itutinga Jul. 2015 52 28 5 HPP Camargos Jul. 2015 46 21 6 SPH Piau Jul. 2015 18 14 7 SPH Gafanhoto Jul. 2015 14 7 8 SPH Peti Jul. 2015 9 6 9 SPH Joasal Jul. 2015 8 5 10 SPH Tronqueiras Jul. 2015 9 4 11 SPH Cajuru Jul. 2015 7 3 12 SPH Marmelos Jul. 2015 4 3 13 SPH Martins Jul. 2015 8 3 14 SPH Paciência Jul. 2015 4 2 15 SPH Anil Jul. 2015 2 1 16 SPH Sumidouro Jul. 2015 2 1 Apr. 2008 17 SPH Dona Rita Returned to the grantor as per Ordinance 1 1 MME Nr. 189 of June 6, 2013. 18 SPH Poquim Jul. 2015 1 0 TOTAL : 1, 064 642

38 EU10 Transmission The Concession Contracts established Allowed Annual Revenue (RAPs) for the assets of the Cemig GT transmission system. These RAPs constituted the initial revenue responsible for the concessionaire’s economic-financial balance. In July 2012, Aneel ratified the RAPs to remain in effect until June 2013, given that the regulation period for transmission companies begins in July of each year and goes on to June the following year. However, as a result of the concessions being brought forward as determined by Law No. 12,783/13, the companies that adhered to the renewal of concessions, as is the case of Cemig GT in its Transmission business, had RAPs in force only until December 2012. Another consequence of concession renewal was the postponement of the tariff review, which was scheduled for 2013 and has been now postponed for 2018. In January 2013, new RAPs were published as a result of the extraordinary revision of transmission revenues. The RAPs were reduced due to transmission company revenues only covering the costs related to the Operation and Maintenance of the assets, added to the remaining charges and a 10% margin. The rules for renewal stipulate compensation for assets that have not yet depreciated, predefined tariffs for generator-produced energy, new RAPs for transmission companies, new quality standards set by Aneel, and annual revenue correction using the Broad Consumer Price Index (IPCA) for annual transmission adjustments, replacing the IGP-M Index. Regarding indemnity for transmission companies, assets existing before May 31, 2000 shall be indemnified in the future. Assets existing after May 31, 2000 were indemnified based on the New Replacement Value (VNR) calculated by Aneel at R$ 285 million for Cemig GT. With the compensation, the amounts related to the remuneration and depreciation of assets were removed from the calculation of revenue, which led to an RAP of R$ 179 million (year), scheduled to remain in effect from January 2013 to June 2013. In July 2013, there was an annual readjustment of tariffs and the RAP went to R$ 199 million with the addition of revenue from new construction projects and the adjustment portion pertaining to the previous period. The total variation in RAP was 11.66% from January to July 2013. The EBITDA for energy transmission should see a reduction by R$ 336 million, while the cash flow in the distribution segment should not see any changes due to the new law. FOC US O N RENEWABL E ENERG Y In 2013, 97% of Cemig’s energy generation came from renewable sources, mainly hydro and wind power, which gives the Company an energy matrix with low carbon emissions.

CEMIG – GENERATION PORTFOLIO IN MW 檀			THE VALUES REFER ONLY TO CEMIG'S DIRECT OR INDIRECT STAKE AS OF 12 /31/2013			
Status	HPP	SHP	Eolics	Solar	Thermal	Total
Operating	6,721	194	70	1	184	7,170
Under construction/contractors	1,126	29	105	1	-	1,261
Under development	7,068	191	1,271	36	1,500	10,066
Total	14,915	414	1,446	38	1,684	18,497

Assuming a growth model that increasingly targets the use of renewable energy, in October 2013, Cemig GT took part in the increase in the capital of Renova, a leading company in the wind energy market in Brazil, totaling 32.23% of the voting capital.

The main objective for acquiring a stake in Renova is to make the company an arm for Cemig's expansion into the renewable energy market (except large-scale hydroelectric power plants). Cemig entered into the controlling shareholder block of the company by transferring its stake in Brasil PCH to Renova. Brasil PCH holds 13 small hydropower plants (SHP), with an installed capacity of 291 MW and assured energy of 194 average-MW. It was a strategic acquisition for Renova Energia that added operating assets to its base and increased cash flow, which will allow growth in new and already contracted projects. In addition, it strengthened water generation, which lessens the risk of depending on a single source.

Brasil PCH - Shareholding Structure (%)


51%
15%
34%
BSB Energética
Eletroriver
Renova

39

Renova Shareholding Structure - Dec/2013


20.2%
11.7%
11.7%
56.3%
Other Shareholders
Cemig GT
Light Energia
RR Holdings

Renova focuses on generating renewable electricity with expertise in wind, solar, and small hydropower plants (SHPs) and is the owner of the largest wind farm complex in Latin America, located in rural Bahia in the municipalities of Caetité, Guanambi, and Igaporã. The company has more than 1GW in installed capacity contracted in wind farms, in addition to an extensive portfolio of projects with a capacity factor above the national average.

In 2013, Renova was the leader in the renewable generation segment in the country with the commercialization in the Second A-5 Auction of 355.5 MW and the commercialization in the Energy Reserve Auction of 73.7 MW to be generated by nine wind farms located in the state of Bahia, which corresponds to an installed capacity of 159.0 MW.

In the field of solar power generation, Renova delivered two distributed generation projects in 2013. The first project has an installed capacity of 25.65 kWp and the installed capacity of the second project is 13.3 kWp. Since 2011, Renova has been monitoring the solar irradiation (temperature data and frequency of light) of an area 150 km long in southwest Bahia, the region with the greatest potential for solar irradiation in the country.

The development pipeline of Renova's projects is illustrated in the figure below.

Installed Capacity (MW) - Renova


1,800
1,500
1,200
900
600
300
0
484.6
294.4
190.2
870.7
680.5
190.2
1,259.4
1,069.2
190.2
1,481.1
1,290.9
190.2
1,597.8
1,407.6
190.2
In operation / Able to operate
2014
2015
2016
2017
SHP
Wind
Total

The sum of the electricity produced by the generating units of these projects represents a significant portion of all contracted energy from SHPs selected in the first stage of PROINFA.

40

41 EU10 Cemig also participates in the construction of four SHPs in Minas Gerais state (Dores de Guanhães, Senhora do Porto, Fortune II, and Jacaré), totaling an installed capacity of 44 MW. In December 2013, Cemig and Vale S.A. formalized the association to create the company, Aliança Geração de Energia S.A., which will be a single vehicle to hold both the Parties’ present assets in generation consortia and investments in future electricity generation projects. Aliança Geração de Energia S.A. will be comprised of stakes in power generation assets including Porto Estrela, Igarapava, Funil, Capim Branco I and II, Aimorés, and Candonga, which will have an installed hydro capacity of 1,158 MW (652 MW) when in operation, and other generation projects. Vale and CEMIG GT will hold 55% and 45%, respectively, of the total capital of this new company. With this partnership, there is greater potential to generate new business and maximize results through the combination of experience in operational, financial, and project management. Cemig will also acquire a 49% stake in the future company Aliança Norte Energia Participações S.A., which will hold Vale’s 9% stake in Norte Energia S.A. With the acquisition, Cemig will indirectly hold an additional 4.41% stake in Norte Energia, which represents and installed capacity of 495.39 MW (201 average-MW). The parties prepared the Association and Acquisition contracts, establishing shared control between the parties and full alignment in all decision-making concerning the companies’ operations. New large-scale developments in the northern region of the country: NORT E ENERGI A (BEL O MONTE ) MADEIR A ENERGI A (SANT O ANTÔNIO ) The Belo Monte Hydroelectric Power Plant is being built on the Xingu River in the state of Pará near the city of Altamira (Pará Estate). In February 2014, 65% of civil works had already been executed. The plant is expected to be fully operational in 2019 with all 24 turbines in operation. It is currently the largest power plant under construction anywhere in the world with a total investment of approximately R$ 29 billion. The installed capacity will be 11,233 MW with assured energy of 4,571 MW, which represents approximately 10% of national domestic consumption (388 TWh in 2009). The Belo Monte plant will be the third largest dam in the world only behind the Chinese Three Gorges Dam (20,300 MW) and the Brazilian and Paraguayan Itaipu Dam (14,000 MW), and will be the largest fully Brazilian hydroelectric power plant. The preliminary permit for the Belo Monte project was granted by the Brazilian Institute of Environment and Renewable Natural Resources - IBAMA on February 1, 2010 on the condition of requirements, one of which included the participation of stakeholders. On September 2011, IBAMA issued the Installation License authorizing the start of construction on the venture. Located in Porto Velho, state of Rondônia, the Santo Antônio Hydroelectric Power Plant was deployed in 2008 and started generating power in March 2012, nine months ahead of schedule. Completion of all the works is scheduled for November 2016. There will be 50 turbines with a capacity 71.6 MW each, totaling 3,568 MW when completed. Through power generation technology using bulb turbines, it will be the second largest hydroelectric plant in the world using this technology and ranked the first in unit capacity for each bulb turbine. In addition, it will be the country’s third-largest hydroelectric plant in assured energy and Brazil’s sixth largest in installed capacity, enough energy supply more than 45 million people. The Santo Antônio Hydroelectric Power Plant, has received investments in the amount of R$ 17.5 billion, of which R$ 2 billion is targeted for environmental actions. Among them include the Acreditar (Believe) Program, which has trainedmore than 40,000 people in the region. At the height of the works, the construction of the hydroelectric plant will generate approximately 20,000 jobs, 80% of which will be filled by residents in the region IBAMA issued the Operating License for this venture in 2011 CEMIG’S PARTICIPATION: 14.18% CEMIG’S PARTICIPATION: 10% The Santo Antônio and Belo Monte power plants, in conjunction with the new SHPs mentioned in the previous chapter will increase the Cemig Groups’s installed capacity for hydroelectric generation by 1,908 MW over the next six years, considering Cemig’s percentage of participation in these projects, meeting Cemig's strategic objective for growth.

The figure below shows the expected EBITDA growth for Cemig once the Belo Monte and Santo Antônio hydropower plants go into operation.


Ebitda (R$ million)
500
400
300
200
100
0
-100
160
150
231
148
148
84
82
7
-4
-6
-6
-2
2012
2013
2014
2015
2016
2017
Belo Monte
Santo Antônio

- Constant values as of Jun/2013

- The following shares of Cemig were considered: Santo Antonio = 10% and Belo Monte = 7.3% (in December 19th, Cemig announced that would increase its stake in Belo Monte HPP to 14.18%)

INVESTMENTS IN GENERATION, TRANSMISSION AND DISTRIBUTION

EU6

Investments in Generation

Below are presented the principal amounts of the capital Cemig invested in 2013, complementing the information on these enterprises already provided in the item 'Renewable Energy'.

- Creation of Aliança Geração de Energia S/A

Aliança Geração de Energia S.A. will be comprised of stakes in power generation assets belonging to Vale e Cemig GT, which shall hold 55% and 45%, respectively, of the total capital of this new company. Cemig GT's stake mentioned above was valued at R$ 2.03 billion.

- Acquisition of shares in Aliança Norte Energia Participações (subsequent event)

According to the Material Fact released on December 19, 2013, Cemig GT will acquire a 49% holding in the future company Aliança Norte Energia Participações S.A for approximately R$ 206 million, which will hold the 9% interest held by Vale in Norte Energia S.A. The purchase price corresponding to the value of capital contributions that Vale has made up to 12/31/2013, will be paid in full on the date of closing, and adjusted according to the IPCA. With its acquisition, Cemig GT, will indirectly hold an additional stake of 4.41% in Norte Energia, totaling a participation of 14.18%.

- Signing of Investment Agreement with Renova

The issue price of Renova shares has been set at R$ 16.2266 per common share, pursuant to Art.

42

43 170, paragraph 1, subparagraph 1 of the Brazilian Corporate Law resulting in a value of up to R$ 1,414,732,915.53 for the portion of the increase in the share capital of Renova to be subscribed and paid by Cemig GT. The above amounts are to be updated by the CDI Rate as of December 31, 2012. Acquisition of interest in Brazil PCH See details and rationale for the acquisition under the item Renewable Energy. The amount invested by Cemig GT in Renova was destined for the capitalization of Renova so that Renova, in conjunction with Chipley, company in which Cemig GT also has a stake, could pay for the share acquisition in Brasil PCH. The price of this acquisition will be R$ 676,531.00 on the base date of December 31, 2012, updated by the CDI Rate plus 2% per year until the date of effective payment. In addition to the above investments, Cemig made other investments to expand, renovate, and improve its generator complex. The projects that stand out among the main projects include: Amazônia Energia Participações S.A. (Belo Monte) Cemig holds a 74.5% stake in Amazônia Energia, which in turn holds a 9.77% stake in the Belo Monte Hydroelectric Power Plant. Amount invested in 2013: R$ 119 million. PCH Guanhães (Programa Minas PCH) In September 2012, construction began on four SHPs in the East region of Minas Gerais with total installed capacity of 44 MW: Senhora do Porto, Dores de Guanhães and Jacaré, located in the municipality of Dores de Guanhães, and Fortuna II, in the municipalities of Guanhães and Virginópolis. A total investment of R$ 321 million is planned for PCH Guanhães, in which Cemig has a 49% stake. Construction is in progress with the first unit entering into commercial operation in the second half of 2014. Amount invested in 2013: R$ 110 million. Note: The values mentioned refer only to activities in 2013 and do not represent the total value of the project. Investments in Transmission For the five-year period from 2013 to 2017, transmission expansion plans involve a total investment of R$ 606 million. Of this amount, R$ 297 million has been allocated for works currently in progress and R$ 306 million will be for future works to be effected and authorized by Aneel during this period. In addition to this amount, investments of just over R$ 3 million are planned to serve free consumers. All investments in Transmission mentioned below meet the strategic objectives of increased operational performance of assets. In 2013, Cemig invested in reinforcements and improvements to its transmission system, in particular on the acquisition of transformers and reinforcements to the Taquaril Substation, which is responsible for providing service to the Belo Horizonte metropolitan area. Investments totaled R$ 94 million. Transmissora Aliança de Energia Elétrica S.A. - Taesa has been the vector of Cemig’s growth in the transmission sector. Taesa is a private company, controlled by Cemig GT, wich holds 42.38% of the voting capital and 43.36% of the total capital, and FIP Coliseu. It is exclusively dedicated to the construction, operation and maintenance of transmission lines and operates in all regions of the country. From 2009 to 2013, Taesa has grown significantly, from 8 to 28 concessions, including 18 acquired in M&A processes and 2 acquired at Aneel auctions. In 2013, through the affiliate EATE, the Company acquired 10% of the transmission companies

Transudeste, Transleste and Transirapé with a payment of R$ 33.5 million of EATE's own funds. That same year the company was the winning bidder of Lot "A" in Auction 013/2013-Aneel with the right to explore, for 30 years, a concession comprising a 500 kV transmission line with 85 km, in Minas Gerais state, guaranteeing an initial RAP of R$ 11.0 million.

Taesa - Map of transmission lines by concession:



RR
AP
AM
CE
AC
RO
MG
MS
ES
CAPTION – CONCESSIONS
NOVATRANS
TSN
GTESA
PATESA
ETEO
ETAU
BRASNORTE
NTE
ATE
ATE II
ATE III
STE
TBE

Investments in Distribution

Distribution operations include an expansion plan (Distribution Development Plan - PDD) based on projections of market growth for the current tariff cycle (2013-2017), as shown below.

Distribution Development Plan - PDD



Objectives
Improve network reliability
Reduce supply interruptions
Reduce power losses
Adherence to regulatory values
2013-2017
Investment of R$ 3.7 billion
800 high-voltage enterprises
50,000 low-voltage works
5000 collaborators
Expected Results
Strengthen the eletric system in BHMA FIFA World Cup 2014
By 2017:
1.22 million new urban consumers
45,000 new rural consumers

It is important to note that approximately R$ 800 million of planned investments for this tariff cycle will be used for 2014 FIFA World Cup events in Minas Gerais. These investments aim to strengthen the Electrical System of the Belo Horizonte Metropolitan Area in order to ensure the supply of energy to the fans.

In 2013, Cemig invested R$ 884.5 million in the Distribution System, which consisted of R$ 265.5 million invested in the High-Voltage Distribution System and R$ 619 million in the Medium and

44

45 Low-Voltage Distribution System. Investments of R$ 150 million were also made to ensure the availability of electricity with the quality, safety, and in the quantity that consumers require. Also noteworthy are the investments in works that have already begun on substations. With energization scheduled for 2015, R$ 140 million was disbursed in 2013 to increase the capacity of power supply in several regions of Minas Gerais state in order to meet growing market demands with higher quality, reliability, and safety. Light S.A. Investments In 2013, R$ 712.6 million was invested in the distribution segment by Light S.A. This is an increase in 2.7% from the amount invested in 2012. Other investment highlights include: (i) investments for the development of distribution and expansion networks in order to meet market growth, to increase the robustness of the network, including the underground network, and to improve quality, in the amount of R$ 349.8 million (ii) project to combat energy losses (shielding the network, electronic metering system and regularization of fraud) with an investment of R$ 192.1 million, and (iii) R$ 148.7 million for investments specifically for the World Cup and Olympic Games. In January 2014, Light S.A. and Furnas Centrais Elétricas entered into a shareholder agreement to manage SPE Energia Olímpica, a special purpose company created for the deployment, construction, operation, and maintenance of a substation to supply electricity to Rio de Janeiro’s Olympic Park. The shareholding structure of SPE Energia Olímpica is formed by Light S.A. with 50.1% of the share capital and Furnas with 49.9%. Investments in Natural Gas Gasmig, exclusive distributor of piped natural gas in Minas Gerais, serves the industrial, residential, general use, compressed and liquefied natural gas, automotive and thermoelectric segments. In addition to meeting the Company’s strategic growth objective, investments in Gasmig are an effort to offer diversified products and services to customers, considered an important theme in the materiality matrix. Additionally, it is worth mentioning that the natural gas supply contributes to reduce greenhouse gases emissions since consumers would use dirtier fossil fuels in the absence of natural gas. In 2013, R$ 54.6 million were invested in the expansion of natural gas distribution networks with the construction of 30.3 km of networks in the Belo Horizonte Metropolitan Area (RMBH), southern Minas Gerais, Vale do Aço, and the Mantiqueira region (Juiz de Fora). One of the more notable works is the Anel Sul Project in Belo Horizonte, which provides service to residential and commercial segments in urban neighborhoods such as Santo Agostinho and Lourdes and aims to provide service beyond residences, restaurants, bars, and gyms. Expectations regarding the service to these segments are positive with a view of consolidating the Anel Sul Project in the coming years, which will expand the customer base significantly, especially with the expansion of urban networks to other neighborhoods as planned for the project. With its effective entry into the residential segment in 2013, Gasmig tripled its customer base from 313 clients in 2012 to 1,501 in 2013. In the residential segment alone, the company already has 1,137 connected customers.

46 Gasmig – Evolution of the Number of Customers 1,800 1,501 1,500 1,200 1,137 900 600 300 0 274 292 309 313 274 292 309 313 364 2009 2010 2011 2012 2013 Commercial Residential Total Through the Interiorization Project, aimed at expanding the natural gas supply to the State, networks and the installation of compression and liquefied natural gas structures were completed in 2013. This has enabled transport by trailer to the cities of Itabira, Governador Valadares (Vale do Aço), and Pouso Alegre (Southern region of Minas), contributing to the industrialization of these regions. With the aim of expanding the supply of natural gas to the entire State, the planning phase has begun for the construction of the country’s largest distribution pipeline to serve the Triângulo Mineiro and serve other areas of the Interiorization Project with alternative modes of transportation (CNG/LNG). Another prominent project is focused on the recovery of the CNG segment (compressed natural gas vehicles). Gasmig has encouraged the use of Natural Gas Vehicles throughout 2013 by promoting the “Vou no Gás” (Go on Gas) campaign, which rewards up to 600 m³ of vehicular natural gas for switching from gasoline. Natural gas has become increasingly strategic for the country, accounting for 51% of thermoelectric generation in Brazil in 2013. To participate in the exploration of natural gas, in 2008, Cemig purchased 5 blocks for natural gas exploration in the 10th Bidding Round of the National Petroleum Agency (ANP) through consortia in which the company owns a 24.5% stake. The acquisition of these blocks makes it possible to install thermoelectric power plants next to gas exploration fields, optimizing the energy source since transporting electricity is more economically viable than transporting gas. The exploration blocks and their location are marked in the figure below.

47 In addition to the amount paid for the acquisition of these blocks, the following minimum investments are planned in order to operationalize exploration: BLO CKS STAT E BONUSES PAI D (R$) PE M P ROGRAMA EXP LORATÓRIO MÍN IM O – MINIMU M EX P LORATORY P ROGRAM (UT ) UNIDAD E DE T RABALH O – WOR K UNIT ESTIMATE D PE M (R$) EXPECTED HY DROCARBO N REC-T- 163 BA 2,501,115 2,235 5,600,000 Light oil SF-T- 104 MG 4,000,000 3,265 20,225,000 Gas SF-T- 114 MG 2,001,115 3,265 20,225,000 Gas SF-T- 120 MG 400,000 1,000 4,000,000 Gas SF-T- 127 MG 401,115 1,000 4,000,000 Gas ELECTRICA L INCLUSIO N INITIATIVES

 EC9 EU26 With the publication of Aneel Normative Resolution No. 488/2012 and in order to provide electricity to registered beneficiaries in the rural areas in its concession area, Cemig elaborated its Universalization Plan for Electricity Distribution in Rural Areas to be executed from 2012 to 2014. The targets set for Aneel to meet by 2014 will likely only be partly met, mainly due to the population increase in concession areas and the complexity of the construction schedule. From Aneel Order No. 2,344 of July 17, 2012, which declares the Company does not offer universal service in rural areas, new targets were set for the Universalization Plan with the proposal to provide service to the 56,177 beneficiaries currently on record. For assistance under the Rural Universalization Plan, those interested should go to a Cemig Service Agency and request the service upon presenting the necessary documentation. In 2013, Cemig drafted a new proposal to revise its Universalization Plan. It includes new goals and new target dates (2013 to 2016), and is currently under review by Aneel. The service rate for rural consumers in Cemig’s concession area is now approximately 93%. The need for service in this market has grown essentially due the natural growth of the consumer base in recent years, a consequence of the division of rural properties and increasing rural population. Electrical inclusion has become an instrument for social integration and economic improvement in the rural communities served. It improves quality of life, offers comfort, facilitates opportunities for better health and safety, increases job opportunities and income, adds value to the production, sale, and preservation of rural products, improves access to information, leads to increased consumption of durable goods, encourages families to return to rural areas for good, and relieves the impact that uncontrolled rural migration has caused in urban centers. For Cemig, investments in this market represent the possibility of expanding its customer base, and accordingly, its revenues, meeting the strategic objective "Increase Cash Generation". Cemig’s main electrical inclusion initiatives are described below: Rural Electrification Program In compliance with the Universalization Plan submitted to Aneel, Cemig Distribuição is providing service in rural areas in continuation of the Luz para Todos program, which was completed in its concession area in December. The ongoing Universalization Program provides free service to one point per property with loads of up to 50 kW. In 2013, Cemig promoted connecting around 7,000 new consumer units. In doing so, the Company has considered the need to build a new network to serve customers and service requests in places where the network is already installed, which corresponds to an investment of R$ 70 million. In addition, about 1,000 requests for load increases were granted, enabling the expansion of rural activities on the properties. Campos de Luz (“Fields of Light”) program The Campos de Luz program consists in the revitalization of amateur football fields in Minas Gerais through illumination and adaptation of equipment, so they can be used for playing sports, entertainment, social events and professional training to underprivileged children and youth from local communities to regions throughout the state. In the 2012-2013 biennium, with the end of the fourth stage of the program, Cemig promoted the 48

49 lighting of 150 amateur football fields in 504 of the 774 municipalities in the concession area of Cemig D, totaling 865 fields since the establishment of the program. Some of the benefits under the program include the improvement of sports and cultural activities, greater reassurance for residents, greater use of existing spaces, decreased crime and vandalism, and improvement in the quality of life of communities. Urban Market Cemig D has carried out all service requests since 2006, when the regulatory agency considered its urban concession area as universal. In 2013, Cemig promoted the connection of around 280,000 new consumer units taking into account the service that will require a new network to be built and requested service where a network is already readily available. BRAND AND REPUTATION Cemig measures its reputation through the Reputation Institute’s annual survey called the Pulse Index, which is an indicator that measures the evolution of the company’s reputation compared to benchmark companies. The main objective is to understand the public expectations and perceptions about the company. In 2013, Cemig’s stakeholders provided feedback. They included 302 people from the states of Southeast Brazil, both male and female, ages 18 to 65, with various educational backgrounds. Cemig's Pulse Index (2009-2013) 90 80 70 68.8 69.8 60 50 64.9 58.8 61.9 40 30 20 10 0 2009 2010 2011 2012 2013 The study conducted in 2013 showed an increase of 3.1 index points, which demonstrates Cemig’s reputation with its stakeholders. According to this study, a good reputation goes beyond being well regarded in general. The stakeholders should have a good impression of the company with trust, admiration, and respect. In this way, the results demonstrate that the relationship between Cemig and its stakeholders has improved. Another highlight of the study is the finding that the quality of the service provided by Cemig to its custumer is a predominant factor for recognition. A brand valuation study is also conducted to the company annually. In this study, more than 3,100 interviews have been conducted, in addition to the analysis of some of the company’s financial data.

Regarding the brand, the value in 2013 fell by 3% compared to 2012. Much of this decline can be attributed to the impacts of MP 579 (Federal Law 12,783/13), which imposed major changes to the operation of all companies in the sector.


Cemig Brand Value EVA
Shareholders Scenario (R$ million)
1,600
1,400
1,200
1,000
800
600
400
200
0
1,297
1,503
1,285
1,409
1,368
2009
2010
2011
2012
2013

This scenario reinforces Cemig's necessity to keep working on key issues in terms of brand and reputation, mainly related to price, tariff, technical support, customer service, quality and share price. To this end, focus groups with free customers and medium-voltage customers were created. The findings from the surveys and focus groups will be used as a basis for the actions to be developed in 2014.

INNOVATION

PG9

Innovation in finding technological solutions for business is a part of Cemig's strategic objectives. The Company works in the constant search for innovation as a way to maintain its trajectory in the long term.

EU8

Research and Development Projects

Through Cemig's Research and Development Program (R&D) new methodologies, processes, software, materials, devices and equipment for improving the electrical system and operating process are developed, in addition to increased personal and asset security, benefiting the electricity sector, Cemig, and society. The figure below shows the main results, benefits, and beneficiaries of R&D projects, which can be divided between operational efficiency (75% of total projects) and breaks (25%), focused on alternative technologies with the aim of looking to the future. Among the main projects of alternative sources of energy stands out solar power, wind energy, and biomass.

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51 Results Main Product 1. Concept, structure, model or algorithm 2. Software, methodology, or procedure 3. Equipment, device or material Associated Items 1. Human resources training 2. Technical-scientific production 3. New or reformed infrastructure Benefits 1. New business and revenues 2. New service (customers) 3. Productivity gains 4. Improvements in quality 5. Reduced costs 6. Low tariffs 7. Resource optimization 8. Socioenvironmental gains Expanding the capacity of scientific and technological production Beneficiaries research institutions, consumers and society Cemig also has an area to look after the interests of intellectual property, Cemig’s Brands and Patents Office, which is responsible for protecting and ensuring the privilege and the right to use the innovations developed by its employees, in addition to R&D products. Currently, Cemig has the largest number of patents in the National Institute of Industrial Property (INPI) amongst electricity companies in Brazil. The company has registered 43 patents and requested another 4 in 2013. There are currently 5 patents in the licensing process for third parties, which can be a source of revenue for the company. The main R&D projects developed in 2013 include: Smart Grid The Cities of the Future project started in the city of Sete Lagoas - MG to develop a Functional Model for Smart Grid, contemplating solutions for automated metering, intelligent automatic network solutions for reconfiguration and recomposition of rural and urban feeders with medium and low charge density, insertion of distributed generation, Consumer participation, IT solutions and Telecommunications. With the deployment of smart grids, consumers will have more control of their energy use and electricity bill. It will be able to monitor the quality of the energy supplied by Cemig in real time, besides promoting home automation in which domestic appliances can be connected to the electrical system, and calculate CO2 emissions from energy consumed. Smart metering data have already been collected, enabling analyses with little time lag on the behavior of the electrical grid during consumer use. In 2013, the “Consumption Schedule” page was launched, with one of its highlights being the consumer’s ability to monitor and adjust their energy use habits. Water Resources The methodology is being developed in conjunction with the Federal University of Viçosa to calculate the volume and distribution of sediments in damned reservoirs. The storage capacity is naturally reduced by silting of the reservoir caused by factors such as influent and fluent flow, concentration and granulometry of the sediments transported, operating regime of the

52 reservoir, and anthropic action in the basin. Therefore, it is essential to consider this variability to perform a proper analysis of water storage capacity since it has a direct relation to water availability for the intended use of the reservoir. As a final result, the operation of the reservoirs is expected to be more effective from the perspective of energy generation and flood control with greater anticipation in issuing alerts for cities in the areas of influence of the reservoirs. The deadline for the project as agreed with Aneel is October 2014. To learn more about the company’s research and development projects in this area, please access here. Development of methodology for soil decontamination impregnated with mineral insulating oil The main objective of the project is to develop a methodology / technique based on studies of physical-chemical processes (advanced oxidative) and/or biological (bioremediation) with a view to decontaminate waste contaminated soils for proper final disposal. In this sense, the following were the most significant results obtained in 2013: • mastery of composting techniques, phytoremediation and oxidation by magnesium peroxide for treatment and processing of hazardous waste mineral oil in inert waste; • possibility of treating waste mineral oil on the spot, without sending it for incineration or co-processing. Partial diagnosis of afforestation in municipalities in Minas Gerais state and the identification and propagation of native tree species and potential use in street afforestation. In 2013, a field survey began in 35 cities in Minas Gerais state that is scheduled to be completed in September 2014. The project enables Cemig to gain comprehensive knowledge of the urban reality in relation to afforestation, in all regions of the state in order to facilitate management. The use of species suitable for street afforestation especially under electrical wiring allows the concessionaire to optimize electricity distribution services as interruption in supply and power cuts decrease from emergency pruning or falling branches. It will also significantly reduce spending on pruning services, since it will only be needed for tree maintenance (dry twigs, for example). Consequently, maintenance costs of power distribution networks will be lower. For more information about R&D, please access here. ENERG Y ALTERNATIVES In Cemig’s vision, energy alternatives are a set of energy sources, transformation technologies, and uses of energy that are characterized by being non-traditional in the present and potentially sustainable, which translates into low environmental impact, economic viability, social justice, and cultural acceptance. Because they are integral elements and mutually dependent in the energy matrix, new sources and technologies, distributed generation, Smart-Grid design, electric vehicles, energy efficiency, and better use of traditional energy resources make up the energy alternatives.

53 The research and implementation of alternative energy sources, in addition to meeting the strategic objectives associated with the growth of the generating complex via low-impact generation, in the matrix of materiality is related to (i) Investment in Expansion of Generation, (ii) Technology and Innovations, (iii) Emissions, and (iv) Indirect Economic Impacts. DISTRIBUTED GENERATION SMART GRID SOURCES AND ALTERNATIVES TECHNOLOGIES ENERGY MATRIX PRESENT AND FUTURE ALTERNATIVE ENERGIES SUSTAINABLE USE OF NONRENEWABLE ELETRIC VEHICLES ENERGY EFFICIENCY Cemig has kept up with state-of-the-art technologies and directed efforts to the development of new technological routes and new business options. Examples of these projects are described below. The investments in these lines were made in R&D projects under the framework of Cemig/Aneel and Cemig/Fapemig. Mitigation of atmospheric effluents at the Barreiro Thermal Power Plant At the end of 2013, the GT 482 project, “Mitigation of Atmospheric Effluents at the Barreiro Thermal Power Plant”, was initiated and is expected to last for 24 months. Resulting from a partnership between Cemig, Cefet, and the companies Neomatrix and V&M do Brasil, the project includes the construction of a plant next to the Barreiro Thermal Power Plant located in Belo Horizonte, MG to contain and immobilize greenhouse gases from power generation activities at the plant with the prospect of a 25% reduction in treated effluent emissions. By making it possible to introduce less polluting thermal power plants in the energy market, the project contributes to the diversification of the energy matrix. Electricity production using biogas from the biodigestion of vinasse The main objective of the project is to facilitate electricity production using vinasse biogas for developing an efficient and cost-effective system for biogas purification. The system was installed throughout 2013, and the project is expected to be completed in 2014 with the operation of the plant, evaluation of results, and its applicability in the Brazilian electricity sector. Development of a system to calculate the installation potential of photovoltaic solar power plants and large solar thermal power plants The second version of the Solarimetric Atlas of Minas Gerais is under development. This new version will have an even more pronounced scientific appeal and will incorporate data from the five modern solarimetric stations installed in Diamantina, Jaíba, Paracatu, Sete Lagoas, and Uberlândia for validation or eventual redefinition of solarimetric maps of the state.

54 Photovoltaic Solar Power Plant in Sete Lagoas In 2013, Cemig carried on with the construction of the experimental Photovoltaic Solar Power Plant (USF) in Sete Lagoas, in partnership with the Spanish company Solaria, the Federal University of Minas Gerais (UFMG), and the Minas Gerais State Research Foundation (Fapemig). The forecast for completion of the works is by the end of 2014. It will be the largest solar power plant in Latin America in terms of power with a capacity of 3.3 MWp, which is enough to power about three thousand homes, as well as being one of the most well-funded research centers on photovoltaic systems in the world. Cemig’s expectations is that this plant will bring economic development to the community, attract investments from other industries and, consequently, generate indirect jobs. Mineirão Solar Project In 2013, the installation of the photovoltaic solar power plant (USF) in the Governor Magalhães Pinto Stadium (also called Mineirão) was completed. It is the first 2014 FIFA World Cup hosting stadium to have this kind of a power plant. The Mineirão solar power plant has an installed capacity of 1.42 MW and about 6,000 solar panels. According to the contract signed in 2012, the Portuguese company Martifer Solar S.A. will be in charge of the implementation, operation, and maintenance of this venture at an overall cost of 3.7 million euros. In January 2014, the Mineirão SPV Power Plant entered the commissioning and functional testing phase. It is operating on an experimental basis for tests and adjustments on the supervision and control systems for generation. Commercial operation is expected to begin before the handover of the stadium for the World Cup games. CUSTOMERS AND CONSUMERS TARIFFS Reducing electricity tariffs was one of the recurring themes in discussions between society, government, and electric utilities in 2013. Certainly, the issue has not yet been exhausted. Therefore, Cemig considers the importance of explaining to its diverse customers how their tariffs are determined and what are the criteria for readjustment (Law No. 12,783 did not set any readjustment criteria, but established guidelines for electricity generation, transmission and distribution concessions, the reduction of regulatory charges, and reasonable tariffs). Cemig Distribuição (“Cemig Distribution”) The National Electric Energy Agency (Aneel) is the body that regulates and supervises companies in the Brazilian electricity market. For Cemig D, the regulating agency determines the cost associated with each type of consumer, which is used to calculate the different tariffs between the various classes of consumption and voltage levels.

55 In addition to charging for taxes (ICMS, PIS, Cofins and Pasep) and the Public Lighting Contribution - CIP, revenues collected through tariffs should include two types of costs: manageable costs, known as Parcel B, and non-manageable costs, called Parcel A. Manageable costs are the operational costs for distribution, shareholder remuneration, and the reintegration quota on capital invested. Non-manageable costs already are those that the distributor collects from consumers and passes on to the other agents in the industry such as energy purchase, transport (transmission), industry charges and taxes. The following is the current breakdown of tariffs for electricity: Breakdown of Tariffs Value (%) 2.8 5.0 35.9 Shareholder remuneration, depreciation, and costs Purchased energy Transmission charges (passed on to the government) Regulatory charges Tributes 33.1 23.2 Electricity tariffs of Cemig D and all other power distribution utilities are subject to three types of adjustments. Ordinary tariff review Extraordinary tariff review Annual Tariff Adjustment Ordinary tariff revision In April 2013, Cemig D underwent the third Ordinary Tariff Review in which Aneel defined in public meeting, an average index increase of 2.99% for the tariffs for Cemig D electricity consumers effective from April 8, 2013 until April 7, 2014. For medium and high-voltage captive consumers such as industries and the service sector, the average reduction was 4.83%. For low-voltage consumers, the average readjustment was 6.98%, for Full Residential, 4.87%, and for Low Income, 6.30%. As at the beginning of 2013, there was an extraordinary tariff review, the impact reported here was calculated by comparing the tariffs approved in January 2013 with those established in April 2013. Pursuant to the Federal Constitution, Cemig D is required to collect taxes directly on the consumer’s bill and pass them to competent authorities. These taxes included Cofins, PIS/Pasep, and the ICMS state tax. In the case of Minas Gerais, the roughly 2.8 million residential customers that consume less than 90 kWh/month are exempt from paying ICMS. Consumers’ bills also include a charge for the Public Lighting Contribution Service - CIP, which is set by the municipal government. Cemig D only collects this fee and turns it over to the municipalities. The payment of this tax attaches to municipal governments the responsibility of designing, implementing, expanding, operating and maintaining public lighting facilities.

Extraordinary Tariff Review

Provisional measure No. 579 of September 11, 2012 established in Articles 21 and 24 that energy distribution utilities are no longer required to pay the "Global Reversion Reserve" (RGR) tax or an apportionment to the Prorated Fuel Consumption Account (CCC) for electric power generation in isolated systems. There was a 75% reduction in the contribution for the Energy Development Account (CDE).

The determinations of Provisory Measure No. 579 imply reduction in electrical energy transmission and generation costs in the Nationwide Interconnected System (SIN). Provisory measure No. 579 became Federal Law No. 12,783 of January 11, 2013, and implemented through an Extraordinary Review in January 2013, at which time the effects of this law were enforced on tariffs for electricity distribution in the country.

The extraordinary revision resulted in a tariff reduction for Cemig D residential customers by an average of 18.14%. On average, the readjustment for Cemig D consumers including free consumers was nearly 22%. For medium and high-voltage captive consumers such as industries and the service sector, there was a 22% reduction.

The tariffs stipulated by Authoritative Resolution 1,422/13, were in effect from January 24, 2013 to April 7, 2013 when Cemig D underwent the ordinary tariff revision as provided for in the concession contract.

Annual Tariff Adjustment

Tariffs are adjusted annually in April, except in years where happens is a tariff review. This objective of this process is to pass on the full non-manageable costs and monetarily adjust the manageable costs established during the Tariff Review. The index for adjusting manageable costs is the General Market Price Index (IGP-M) from which the X Factor is subtracted for productivity catch up following the logic of the price-cap regulatory model.

The next adjustment to Cemig D tariffs will be in April 2014.

The following table indicates the dates of tariff reviews in 2013:

RESOLUTION	TYPE OF TARIFF REVISION	DATE OF ENTRY INTO FORCE	END OF TERM
REH 1269/12	Ordinary Revision	04/08/2012	01/23/2013
REH 1422/13	Extraordinary Revision	01/24/2013	04/07/2013
REH 1507/13	Ordinary Revision	04/08/2013	04/07/2014

In order to view other documents on tariff revision, visit Cemig's website.

Light tariff revision

In a public meeting that took place on November 5, 2013, Aneel approved Light SESA's tariff readjustment for the period beginning on November 7, 2013 (November 2013 to November 2018), including all consumption categories (residential, industrial, commercial, rural and other), in accordance with publications of Authoritative Resolution No. 1650 and Technical Note No. 485/2013.

Considering the new financial component that only applies for the next 12 months, as well as the

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57 EU3 2.7 elimination of the current financial component in Light SESA’s tariffs, consumers have seen an average increase of 3.65% in their electric bills from November 7, 2013. Regarding to non-technical losses, Aneel acknowledged that combating these losses in Rio de Janeiro is especially difficult and incomparable to any other concession in the country. Therefore, the agency has relaxed the level of regulatory losses, raising the level from 30% to 40% of the low-voltage market. The percentage of the tariff to be recognized will be 40.41% over the low-voltage market, which shall remain unchanged throughout the cycle. The amount corresponding to the difference between this percentage and a reference figure that starts from 31.37% at the beginning of the cycle until it reaches 30.5% in 2018 will be invested in the Company’s program to combat energy loss and addressed as Special Obligations outside the Regulatory Remuneration Base. The progress of the program to combat energy loss will be monitored by ANEEL as a condition for maintaining the level at 40.41%. CORPORA TE CLIENTS Cemig has a structure that is unique to meeting the specific needs of corporate clients in their decision-making on energy supply. In 2013, the amount of energy billed by Cemig to free customers in the industrial and commercial classes totaled 18,797,321 MWh, which represents 21.9% of the free energy market in the country. This makes Cemig the largest energy seller to free end-user customers in Brazil. At the end of 2013, the Company had 375 end-user customers located in the states of Minas Gerais, Bahia, Espírito Santo, Mato Grosso do Sul, Pará, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Rondônia, Santa Catarina and São Paulo. MARKET EVOLUTION The Cemig Group commercializes energy through Cemig Distribuição, Cemig Geração e Transmissão, and its wholly-owned subsidiaries Horizontes Energia, Termelétrica Ipatinga, Sá Carvalho, Termelétrica de Barreiro, Cemig PCH, Rosal Energia, and Cemig Capim Branco Energia. This market corresponds to energy sold to (I) captive consumers within the concession area in Minas Gerais state; (II) free customers in Minas Gerais and other states in Brazil, in the Free Procurement Environment (ACL); (III) other agents in the electricity sector, sales companies and independent generators and producers of energy in the Free Procurement Environment (ACL); (IV) distributors in the Regulated Procurement Environment (ACR), and (V) the Electric Energy Commercialization Chamber (CCEE) eliminating existing transactions between the companies in the Cemig Corporation. Energy sales to end consumers totaled 45,394 GWh in 2013 representing a decline of 1.7% compared to 2012. The amount of energy supplied to captive consumers in 2013 totaled 25,645 GWh representing an increase of 4.1% compared to the previous year, due to market expansion of Residential, Commercial, and Rural Services driven by government policies on employment and income and the acquisition of goods stimulated by the availability of credit.

58 Sales in CCEE Sum of the balances of monthly purchases (-) and sales (+) 3,631 3,177 -12.5% TOTAL SOLD ENERG Y 62,920 64,699 2.8% The amount of energy supplied to free customers totaled 19,749 GWh in 2013, representing a decrease of 8.3% compared to 2012 due to reduced industrial energy consumption and the decline in productive activity caused by the low level of domestic investment and unfavorable conditions of the international economic environment. Details on the Cemig Group’s electric energy consumer classes is available in the following tables with a breakdown of transactions carried out in 2013, compared to those in 2012. The number of customers billed by Cemig reached 7.781 million in December 2013, representing an increase of 3.3% compared to December 2012. BREAKDOWN GWh VAR % 2013/12 2012 2013 End user 46,167 45,394 -1.7% Residential 8,871 9,473 6.8% Industrial 25,428 23,452 -7.8% Commercial and Services 5,718 6,035 5.5% Rural 2,857 3,028 6.0% Public Authorities 831 861 3.6% Public Lighting 1,242 1,267 2.0% Public Services 1,186 1,242 4.7% Own Consumption 34 35 3.0% Wholesale sales Sales in ACL for Distributors and in ACR for Generation and Commercialization 13,122 16,127 22.9% Regulated Market – ACR 10,122 11,716 15.7% Free Market - ACL 2,999 4,411 47.1%

59 BREAKDO WN CONSUMERS VAR % 2013/12 2012 2013 End user 7,535,117 7,781,454 3.3% Residential 6,032,910 6,249,373 3.6% Industrial 77,450 77,181 -0.3% Commercial and Services 690,691 709,500 2.7% Rural 660,138 670,529 1.6% Public Authorities 60,457 60,463 0.0% Public Lighting 3,467 3,861 11.4% Public Services 9,194 9,788 6.4% Own Consumption 809 756 -6.6% Wholesale sales Sales in ACL for Distributors and in ACR for Generation and Commercialization 52 55 5.8% Regulated Market – ACR 36 36 0.0% Free Market - ACL 16 18 12.5% TOTAL SOLD ENERGY 7,535,169 7,781,508 3,3% Sales to final consumers Residential Residential consumption represents 14.6% of the energy sold by Cemig totaling 9,473 GWh in 2013, an increase of 6.8% compared to 2012. This has been the highest annual growth rate since 2010. The behavior of this consumer class is associated with the following factors: a. addition of 216,463 consumers representing a 3.6% growth, which is the highest rate since 2009; b. 3.4% increase in the average monthly consumption per consumer, 128.5 kWh/month in 2013, the highest figure since 2001 (124.6 kWh/month); c. climate conditions with temperatures above the historical average in several months in 2013 d. continued, although at a more moderate pace, consumption of goods and services by households, which was made possible by government policies on employment and income and the acquisition of goods stimulated by the availability of credit. Industrial The energy used by captive and free customers represents 36.2% of the volume of energy commercialized by Cemig and totaled 23,452 GWh in 2013, a decline of 7.8% compared to 2012. The behavior of this consumer class in 2013 is associated with industrial activity in Minas Gerais, which declined due to a low level of domestic investment and unfavorable conditions in the international economic environment. Industrial production in the state showed a 1.3% decline in 2013 as seen in 9 of the 13 activities

60 EU12 surveyed, primarily in the following sectors: vehicles (-7.6%), mineral extraction (-6.2%), basic metallurgy (-3.1%) and metal products (-7.7%). Commercial and Services The energy used by captive and free customers represents 36.2% of the volume of energy commercialized by Cemig and totaled 6,035 GWh in 2013, an increase of 5,6% compared to 2012. The behavior of this consumer class is associated with the following: a. 18,809 consumers connected, representing a 2.7% growth; b. climate conditions with temperatures above the historical average in several months in 2013 c. dynamics of the tertiary sector involving the provision of services to families and various economic sectors. Rural This class receives 4.7% of energy distributed and, with consumption of 3,028 GWh, grew 6.0% compared to 2012, associated with: 1. increase in the consumption of irrigation at 8.4%; and 2. 2. 4.8% increase in average monthly consumption per consumer (378.4 kWh / month) compared to 2012 (361.1 kWh / month). Other Classes The other classes – Government, Public Lighting, Public Services, and Own Consumption - together represent 5.2% of the energy distributed, totaling 3,405 GWh, which is an increase of 3.4% in 2013 compared to 2012. Sales in ACL and ACR Energy sales to other agents in the electricity sector in free and regulated procurement environments reached 16,127 GWh, representing a 22.9% growth. The 15.7% growth in sales to Distributors in the Regulated Procurement Environment (ACR) is a result of new contracts taking effect in 2013 and 47.7% in sales in the Free Procurement Environment due to short-term commercial opportunities offered by the elevated Settlement Price of Differences (SPD) in 2013. Sales in the Electricity Trade Chamber (CCEE) Sales in the CEE have fallen 12.5% due to the unfavorable hydrological situation, low reservoir storage conditions, and dispatch of thermal power plants for energy security since the beginning of the 2012/2013 rainy season. Electric Energy Balance The electric energy balance in Cemig’s consolidated market encompasses electric energy purchase and sale transactions by Cemig Distribuição, Cemig Geração e Transmissão, Horizontes, Barreiro, Sá Carvalho, Ipatinga, Cemig PCH, Rosal and Capim Branco. The resources utilized in 2013 totaled 85,884 GWh, representing an increase of 2.6% over the quantity of resources utilized in the previous year.

The total for energy losses in the grid and distribution networks was 6,290 GWh, which corresponds to 7.3% of total resources, and represents a 0.4% decline in losses compared to 2012 (6,317 GWh).

Balance of Energy – January to December 2013 – Cemig Consolidated



Total Resources
85,884 GWh
Energy Produced 26,603
Own Generation 24,991
Autogeneration Energy 841
Energy Affiliated Companies 1,237
Generation Losses RB (466)
Energy Purchased 59,281
Itaipu 8,374
Contracts[1] 10,857
Purchase in MRE 6,935
Purchase in CCEE 13,933
Bilateral Contracts 9,836
CCEN 1,106
CCGF 7,257
Receipt at RD 270
Proinfa[4] 647
Cogeneration 66
Total Demand
85,884 GWh
Energy sold
79,594
Losses – Distribution Network
5,853
Losses – Basic Network
437
CEMIG D Sales in Captive Market
25,645
CEMIG GT Sales in Free Market
23,412
Transfer to Independent Energy Generators
969
Sales to Affiliated Companies
1,238 [5]
CEMIG GT Sales to Distributors
11,941 [6]
Sales in MRE
199
Sales in CCEE
16,190

Comprises the balance of power companies Cemig D, Cemig GT, Capim Branco, Cemig PCH, Horizontes, Cachoeirão, Rosal, Sá Carvalho and Barreiro.
Does not include intercompany transactions.

[1] Energy contract in the Regulated Trading Environment and adjustment auction.
[2] Energy reallocation mechanism.
[3] Generation directly injected into the distribution system.
[4] Program to promote alternative energy sources.
[5] Bilateral contracts of companies Sá Carvalho, Horizontes, Pai Joaquim, Rosal, Barreiro, and Cachoeirão Generation UTE Ipatinga.
[6] Cemig GT Sales, in the Free Regulated Contracting Environment (ACR).

Natural Gas Commercialization

Gasmig achieved the sale of 1.488 billion cubic meters of natural gas, reaching a new record level of gas supply to the market (total market, including thermal power plants) with more than 4 million m³/day on average in 2013. As a result, annual gross revenues also reached a record of R$ 1.510 billion.

DEMAND-SIDE MANAGEMENT

EU7 EU12

Meeting the electricity demand of the various types of Cemig consumers requires the utilization of a large quantity of resources. The electrical generation, transmission and distribution systems must be scaled in order to meet the consumer demands, even at times of higher energy consumption (peak hours). Large variations in the volume of energy consumed during peak and other hours can result in loss of efficiency, as the Company's infrastructure would run the risk of being underutilized at certain times. With the goal of minimizing these peaks and, consequently, instances in which its infrastructure is underutilized at times of lower demand, Cemig works together with its largest industrial consumers, through commercial policies (hourly-seasonal tariffs) which provide incentives to shift the energy demand away from peak hours.

The table below shows how demand-side management actions allowed for a reduction in the demand for electric energy at peak hours in 2013 .

new accounting practices were considered from January 1, 2013, under IFRS 11, which only considers wholly-owned subsidiaries.

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	WINTER	SUMMER
Cemig's maximum demand (MWh/h)	8,385	7,783
Total reduced (MWh/h)	620	620
Demand reduced / Maximum demand (%)	7.40	7.97

EFFICIENCY AND ENERGY CONSERVATION

SO1 EU23 EN5 EN6 EN7 EN18 EN26

Through the Energia Inteligente ("Intelligent Energy") Program In compliance with Law No. 9.991/00. , Cemig has developed various energy efficiency initiatives aimed at disseminating to the public the importance of efficient electricity use and the best way to use electricity, which results in reduced waste, and consequently, direct financial savings.

The Energia Inteligente Program reflects Cemig's concern in providing customers with quality service and guiding them on the correct and rational use of electricity, which benefits the environment in ways including reducing greenhouse gas emissions. In the last 10 years, Cemig has invested nearly R$ 500 million in more than 150 initiatives in this program. Below are the main results of the projects under the program in 2013.

RESULTS OF THE ENERGIA INTELIGENTE (" INTELLIGENT ENERGY") PROGRAM						
ACTION	TARGET PUBLIC	OPERATION IN	INVESTMENT	ENERGY SAVINGS	PEAK DEMAND REDUCTION	AVOIDED EMISSIONS
Replacing electric shower heads with solar heating systems	Low income housing projects	1,098 solar heating systems	R$ 3.8 million	469 MWh/year	363 kW	45 tCO_2e
Replacing electric shower heads with solar heating systems	Public Hospitals and philanthropic entities	6 entities	R$ 5.7 million	370 MWh/year	656 kW	36 tCO_2e
Replacement of electric shower heads	ILPIs (Long Term Care Facilities for the Elderly)	104 systems	R$ 4.8 million	1,706 MWh/year	752 kW	164 tCO_2e
Replacing autoclaves	Public Hospitals	38 autoclaves in 25 hospitals	R$ 5.9 million	3,547 MWh/year	854 kW	341 tCO_2e
Obsolete lighting systems in public hospitals replaced with high efficiency lighting systems	Hospital Lighting	2 hospitals, replacing approx. 980 sets of energy efficient fixtures and fluorescent lamps	R$ 800 thousand	86 MWh/year	19 kW	8 tCO_2e
Energy efficiency projects in	the rural	Small irrigating farmers in	220 irrigation systems	R$ 4.1 million	1,907 MWh/year	

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63 589 kW 183 tCO2e

sector	Jaíba-MG					
Conviver Project - guidance related to energy efficiency measures.	Low-income clients	36,523 families. 2,164 refrigerators and 140,699 compact fluorescent lamps were replaced.	R$ 10.1 million	9,335 MWh/year	3,697 kW	896 tCO_2e
Other projects (Sinergia, Cemig nas Escolas, PLAMGE and Plano de Gestão)	Students, city halls, trainings and program management	The projects Cemig na EScola and PLAMGE had only expenses related to the completion of the project (they were completed in early 2013) and have no measurable benefits as they are educational typology and municipal energy management, respectively. The management plan is a tool used for training and program management and has no benefits	R$ 1.1 million	Does not apply	Does not apply	Does not apply
Efficientia	Customers from industrial and service segments	Industries, service companies, etc.	R$ 11.6 million	32,599.23 MWh/year	1,663.47 kW	3,195 tCO_2e
TOTAL			R$ 48.0 MILION	50,020 MWH/YEAR	8,593 kW	4,801 t CO_2e

Conviver Project

SO1 SO9 SO10 EC9

The Conviver project brings Cemig closer to those living in poor communities in the Belo Horizonte Metropolitan Area (RMBH) and countryside around the state. One of the focuses in energy distribution is related to the reduced quality in supply whenever there are disruptions or shutdowns in the electrical system. Aiming to reduce peak demand and improve the quality of energy supply, the Conviver program has a direct effect on the homes of low-income families by adjusting their energy consumption according to their ability to pay, which reduces waste and payment delinquencies to the Company.

Initiatives taken include replacing showerheads and exchanging high energy consuming refrigerators and lamps for those that are more efficient. The project even replaces obsolete electrical installations and donates standard meters. Educational activities are also carried out on efficient energy use and the reduction of environmental impacts (such as greenhouse gases, for

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64 example) caused by the misuse of natural resources. Cemig’s strategic map at the distribution level has the following strategic objectives, which are aligned with the objectives of the Conviver program: Customer as value; Expand the company’s operations in the distribution market; Increase operational efficiency; Reduce delinquencies and losses; Safety as a value in the corporate culture. When the Conviver Program is introduced to a new municipality, studies are conducted before and after the project is deployed in order to measure the fulfillment of expectations in the communities benefited. The capture of expectations not only covers project-related aspects, but also Cemig in general. The community is asked about the biggest problems in the area, their vision of the Company and services provided, and how the local population sees itself contributing to the success of the initiative. Furthermore, a sustainability study is conducted with an initial diagnosis, and subsequently, a diagnosis of the results to see how awareness has expanded in the local community concerning everyday choices in the use of appliances. The choice of new areas for the project is based on data showing, for example, high default rates and a high incidence of illegal connections to the electrical system, among other strategic interests to Cemig. Initially, the leaders in the community are identified and a Reference Group is created to monitor the project, which is reported on later by a social team. The Conviver project not only calls attention to energy efficiency, but also to relationships with communities in order to promote sustainability and local quality of life. This project enables significant gains by reducing energy losses and delinquencies in the communities served. There were 533 illegal connections regularized and 1,727 debts negotiated, totaling a negotiated amount of R$ 1.2 million. As an indirect benefit to the Company, we can highlight that the favorability index increased in the IASC, and the image of the project improved in the municipalities where it has been deployed for the following reasons: Provides service to households in the RMBH and countryside in Minas Gerais; Creates jobs from the hiring of Conviver personnel; Improves services provided by Cemig; Provides access to the reduced cost benefits (Social Tariff) and tax exemption on the Value-Added Tax on Goods and Services (ICMS); Reduces energy bills. Conviver Rural Project: Project for low-income consumer units developed to assist 1,044 small irrigating farmers in the Jaíba irrigation District located in the northern region of the state. In 2013, 220 irrigation systems were deployed and R$4.1 million were allocated for the program, which estimates a peak demand reduction of 589kW and energy savings of 1,907 MWh/year. The objective of the project is the modernization of drip and spray irrigation systems as a way to conserve energy and water. The rational use of electricity and water by replacing obsolete irrigation systems with more efficient systems saves approximately 57% on energy and 44.5% on water. The project increases the utilization rates of agricultural lots, increased productivity, and increased income for small farmers. In addition, it promotes economic and social development in the region, and improves quality of life.

65 EU12 Internal Campaign: In 2013, a campaign called “Attitudes that Move the World” promoted water and energy conservation involving 3,700 employees and contractors through lectures, demonstrations, brochures, giveaways, and even a competition that received 300 projects for energy and water conservation and awarded the six best and most creative ideas. Efficientia: Efficientia S.A., a subsidiary of Cemig has been active in the development and feasibility of technological solutions that promote efficient energy use at its customers’ facilities. In 2013, the company signed contracts with customers in the industrial and service sectors for the implementation of projects such as the modernization of lighting systems, photovoltaic energy generation and cogeneration, which will result in an estimated 13,164 MWh/year in energy consumption savings and the generation of an additional 219 MWh/year. In addition to effective energy savings, the energy efficiency projects implemented by Efficientia provide a reduction in load on the electric system at peak hours and serve as demand-side management projects. The total investment for these projects planned for 2014 is R$ 16.7 million. In 2013, the master plan for connecting the Santa Vitória TPP was completed under the supervision of Efficientia and is expected to be deployed in 2014. In this TPP, the thermoelectric cogeneration of sugar cane bagasse will generate up to 20 MW. ENERGY LOSS MANAGEMENT One of Cemig’s strategic objectives is loss control, since these losses represent income not earned and indirectly affect the environment through increased greenhouse gas emissions, for example. This is also a highly relevant issue for stakeholders in materiality matrix. The Total Distribution Loss Index (IPTD) is the sum of technical losses (PPTD) and non-technical losses (PPNT). Technical losses in the distribution system are part of conveying energy through equipment and along transmission and distribution lines. Among other factors, they are affected by power plant dispatch conditions, the extent to which works to upgrade the electrical system have been accomplished, consumer market behavior, and the performance of specific reduction actions. Non-technical losses relate to irregularities in consumer units. The IPTD in 2013 was 11.29%, against a target of a 10.48% limit until the end of 2017. Note that, in defining the regulatory goal during the 3rd Tariff Revision Cycle, Aneel made significant changes in the methodology for calculating technical losses by imposing extremely challenging limits on Cemig.

66 Distribution Losses 11.6% 10 11.04% 10.25% 11.11% 11.29% 8 6 4 2 0 2009 2010 2011 2012 2013 The projected results for technical losses in 2013 was 9.12%, and 2.17% for non-technical losses. Also, in relation to non-technical losses, Aneel sets the reference values for the low voltage market (BT). Considering this, the results for the percentage of non-technical losses (PPNT) in relation to the low voltage billed market in 2013 was 6.25%. Actions carried out in 2013 to control and minimize technical losses include the following: R$ 94.9 million investment in works to upgrade the medium/low voltage electrical system, and R$ 234.2 million invested to expand and upgrade the sub-transmission system (69 kV to 230 kV); Medium Voltage reactive compensation project: completion of installation of 385 fixed capacitors banks in the electrical system at an investment of R$ 5.7 million and a reduction in associated technical losses at R$ 5.5 million per year (corresponding to 40.4 GWh/year); Acquisition and installation of distribution transformers with amorphous core technology, which reduce no-load losses by about 80%, as well as upgrading of the corresponding low voltage circuits. In addition to these actions, other specific accomplishments to control technical losses stand out such as prospecting for new grid and conductor technologies, studies to increase the electrical system’s operating efficiency, establishment of criteria to limit the levels of technical losses in medium and low voltage circuits, preparation of a medium voltage reactive compensation plan, and 225 automatic capacitor banks scheduled to be installed by 2016. The actions described above resulted in 3,897.6 tCO2 avoided. To reduce non-technical losses in 2013, R$ 12.78 million were invested in programs for inspecting 77,760 consumer units with suspected irregularities, with gains of R$ 90.4 million (corresponding to 223 GWh), considering potential revenue from back payments for energy charged and added energy after regulation. These actions resulted in avoided emissions of 21,408 tCO2. Other actions worth mentioning that were carried out in 2013 to reduce technical losses include: Improvements in the target selection system, including new parameters for generating inspections, digitalizing documents (Term of Occurrence and Inspection and photos) and storage on appropriate software (Gedoc); A high target hit rate for inspections: 33%, and energy/inspection increase of 1.28 MWh/inspection (an increase of 9.40% compared to 2012);

- Improvements and automation of calculation systems irregularity management (20% increase in productivity and 65% reduction in pending estimates of irregularity);
- Enforcement of 59,466 irregular-consumption revenue recovery actions with 97.52% compliance;
- Investment of R$ 27.70 Million to replace 342,000 obsolete meters, representing an increase in revenue of R$ 8.62 million (equivalent to 24.62 GWh);
- Regularization of 2,685 illegal connections, representing a loss reduction of R$ 2.61 million (equivalent to 6.5 GWh);
- Continuation of the work of the Commercial Losses Combat and Prevention Workgroup, working in conjunction with the Civil and Military Police, the Public Ministry, the Authorities and the press to criminalize fraudsters, regularize illegal connections, and dissemination of information to raise citizen awareness of the damage caused by Losses.

Light

Commercial losses – non-technical losses – recorded in 2013 totaled 5,738 GWh, representing 42.18% of the power invoiced in the low voltage market and a decrease of 3.24% compared to 2012. Total losses amounted to 8,351 GWh or 22.82% of the grid load.

Progress in Light's total losses

	2011	2012	2013
Electrical Losses - Total (%) over wire load	21.70	23.60	22.80
Technical Losses - (%) over wire load	6.70	7.10	7.10
Non-Technical Losses - (%) over wire load	15.03	16.50	15.70
Non-Technical Losses / LT Market (%)	40.48	45.42	42.18

An investment of R$ 192 million was made for a shielding network, electronic measuring system, and regularization of fraud.

Light Legal (Zero Loss Areas)

The "Light Legal" project was consolidated in 2013 as a major action to combat the Company's commercial losses. Linked to electronic measurement, the project has gained increasingly significant results.

The actions of the project are carried out in small areas called Zero Loss Areas hosting approximately 15 thousand customers with non-technical loss and default rates. A contractor carries out the actions in each area focusing on improving indicators. In 2013, "Light Legal" was deployed in 26 areas and served 416 thousand customers.

Dedicated teams of technicians, electricians and commercial service agents, with permanent infrastructure in the relevant area, are given above-market-average fixed compensation and aggressive variable compensation, removing the requirement for field inspections by Light and ensuring greater commitment to results. This system has enhanced loss reduction efficiency, and the shorter distances traveled by crews help minimize impacts on the environment.

Service agents also visit customers to negotiate installment payments, update their account details, provide tips on efficient electricity consumption and explain their consumer rights and duties.

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68 EU27 With investments in network shielding, installation of electronic meters, and the deployment of the “Light Legal” program, commercial losses of 45.6% have decreased by 25.3%, and timely payments at 90.17% have increased by 9.29%. RELATIONSHI P WITH CUSTOMERS IN DEFAULT The non-payment of energy bills prompted 337,610 suspensions of service. Service may be suspended from the moment the customer goes into default with the distributor, who must provide a notice in writing at least 15 days in advance, in accordance with industry regulations (Aneel Resolution No. 414/10). Reconnections are also regulated by the Resolution mentioned above, which determines that reconnection should be made in 24 hours for urban areas and 48 hours for rural areas. The periods for reconnection begin as soon as the debt is paid, whether by customer notice, a receipt or other supporting document, or by reducing the amount owed in the distributor’s system. For exceptional cases called urgent reconnections, the period for reconnection is 4 hours in urban areas and 8 hours in rural areas. The table below shows the number of customers grouped according to the time between suspension of electric service and reconnection. DURATION OF DISCONNECTION QUANTITY PER TIME OF DISCONNECTION <48 hours 130,075 48 hours - 1 week 42,781 1 week - 1 month 35,317 1 month – 1 year 66,494 > 1 year 14,260 ENERG Y QUALI TY Cemig engages in activities and undertakes initiatives aimed at improving operational management, logistical organization of emergency services, and constantly performs inspections and preventive maintenance on substations, lines and distribution networks. It also invests in the qualifications of its professionals in state-of-the-art technologies and in the standardization of work processes in order to guarantee the quality of energy supply, and consequently, customer and consumer satisfaction. Equivalent Duration of Interruption per Consumer Unit (DEC) and Equivalent Frequency of Interruption per Consumer Unit (FEC) are tools for energy supply that help to assess the effectiveness of the actions and initiatives mentioned above. In analyzing these indicators, the difference should be noted between interruptions caused by accidents and interruptions scheduled for maintenance and improvements to the electric system, which will eventually requires the interruption of electric service. The graphs below display the evolution of Cemig’s DEC (measured in hours) and FEC (measured in

69 PR9 number of interruptions) indicators in the last 4 years. Note that total DEC has been reduced by more than 2 hours, which represents a decline for the second consecutive year of accidental DEC, and a reduction of FEC to levels lower than in 2010. These results reflect the Company’s investments in preventive maintenance such as cleaning tracks, pruning, changing cross arms, maintenance on structures, poles, transformers and damaged cables, and other actions such as network shielding, and refurbishment and interconnection of circuits. Another important action was a change at the technological level through systematic investments in electric system automation, which will allow automatic and remote restoration of electricity after service interruptions. Average outage duration per consumer (DEC) 18 16 13.66 14 14.09 12.99 14.32 14.74 3.77 4.76 12.49 12 2.36 2.86 10 11.30 11.23 8 6 3.08 9.91 10.55 9.98 3.61 8.88 4 2 0 2008 2009 2010 2011 2012 2013 DEC Accidental DEC Scheduled DEC Average outage frequency per consumer (FEC) 9 8 6.53 6.76 6.55 7 6 0.83 0.94 1.03 7.01 7.04 1.19 1.38 6.26 1.16 5 5.70 5.82 5.52 5.82 5.66 4 5.10 3 2 1 0 2008 2009 2010 2011 2012 2013 FEC Accidental FEC Scheduled FEC From 2013, Aneel established a standard in which unmet DEC and FEC targets entail lower rate increases during tariff reviews; however, they do not result in fines. In relation to other technical issues, Cemig was penalized 12 times by Aneel in 2013, receiving a warning and fines that totaled R$ 59,856,514.44.The Company exercises control using annual goals for the reduction in fines received through specific internal controls and processes that have a direct effect on the effort to reduce the initial amount of fines levied. It is important to note that the amounts effectively paid are adjusted based on the Selic (Brazilian Central Bank Rate). In the same year, Cemig effectively paid 6 fines in the amount of R$ 1,188,999.54 related to 1 infraction in 2012 and another 5 in 2013. The company filed 3 lawsuits and an administrative decision is still pending on 2 other cases. In the end, an 18.9% reduction of the total amount in fines was obtained.

70 EU24 Historically, the fine had been reduced by 41.8% in 2009, 46% in 2010, 21.7% in 2011, and 67.6% in 2012. RELATIONSHIP WITH CONSUMERS Customer commitment is a guideline in the Company’s Ethical Principles so that it is a standard for all employees and is a part of the Company’s vision. Accordingly, Cemig offers different channels of communication, invests in innovation, and offers guidance on energy conservation as a criterion for providing responsible service. Additionally, there is a Consumers’ Council that represents their collective interests and promotes their defense by forwarding suggestions, cooperating in monitoring, and providing reports and complaints to Cemig based on general conditions for supplying electricity. In addition, there is information on the Company’s website on the rights and duties of each party, how consumers can avoid wasting energy, simulate consumption, understand each part of their electric bill, and learn about reduced cost benefits program (Social Tariff) The Social Tariff program is aimed towards consumers enrolled in the Single Registry of Social Programs, who have a Social Identification Number (NIS) and a per capita family income of up to half the minimum wage, consumers enrolled in the Continuous Cash Provision (BPC) social assistance program, as well as Aboriginal and Quilombola populations. For more information, please visit this. Cemig provides several communication channels for customer service including Internet, in-person, and telephone, as illustrated below: Support (video and telephone) Cemig Fácil Agencies Cemig Fácil Service in-person Virtual Agency Mix of Relationship Channels Cemig SMS Fale com a Cemig (“Talk to Cemig”) Call Center URA (Customer Service Netw ork) Cemig Mais Public Authorities e-mail/ Social Netw orks Chat Customers and consumers can receive on-site service through Cemig’s ‘Easy Care Network’, which includes service agencies and posts in all 774 municipalities within the Company’s concession area. Long-distance customer care (by dialing 116) is provided through the Fale com a Cemig (“Talk to Cemig”) call center. Another very important communication channel is through ‘Cemig Torpedo’, which allows consumers to reach Cemig through SMS messages sent to the number 29810. There are three services available: Power Outage, Payment Inquiry, and Meter Readings. The following information is related to customer service channels in 2013:

71 PR5 Customer Service Channels Fale com a Cemig (“Talk to Cemig”) 11,682,682 Cemig Fácil Customer Service Network 7,075,993 Virtual Agency 6,353,086 Cemig SMS 277,547 Public Power 135,776 Cemig Mais 145,847 0 2 4 6 8 10 12 14 (million) One of the highlights in 2013 was the launch of two new customer service channels on social networks: ‘Cemig Atende’ on Facebook and Twitter (@cemig_atende), to add to the already existing communication channels offers greater convenience and interaction with its different stakeholders. The company also seeks to offer better customer service and interaction with special consumers by making available different communication channels such as online services, Cemig Torpedo, and phone lines for the hearing impaired, which requiring the compatible technology for their use, in addition to the adequacy of 100% of customer service agencies and facilities to accessibility standards (ABNT-NBR 9050). Online channels are available for users with special needs through tailored software and devices. Other services are available on the site such as registration, requests for important information regarding energy use, and requests for electric bills in Braille. These services were used by 767 clients in 2013. CONSUMER SATISFACTION Focusing on the customer is one of Cemig’s strategic objectives where Customer Satisfaction is the key to reaching this goal. Customer satisfaction has a direct impact on Cemig business, influencing branding, movement in stock prices, acquisitions, and even has an effect on contracting personnel and/or services. The Company is assessed using the Aneel Consumer Satisfaction Index (IASC) and the Perceived Quality Satisfaction Index (ISQP). These are some of the tools used to monitor and determine the perceived quality of the product and services that the distributor provides. Indexes are generated that can be used to compare results year after year. According to the IASC, Cemig has remained above average in the industry in the Southeast region and nationwide, reaching a score of 61.98 points in 2013. However, like the national trend in the sector, there has been a decrease in consumer satisfaction in recent years.

72 Progress of customer satisfaction – IASC 78 75 72 69 66 62.62 63 60 65.83 69.68 66.74 67.54 68.14 64.41 65.87 70.25 61.51 59.86 64.51 60.38 59.28 61.98 57 54 51 48 45 42 2008 2009 2010 2012 2013 Cemig Southeast region Brasil The ISQP Index has also demonstrated the downward trend in recent years. In 2013, Cemig reached a score of 77.6 points, which is just short of the goal of 78.0. ISQP 90 87 84 81.43 81 78 80.52 80.55 78.86 77.6 75 72 69 66 63 60 57 54 51 2009 2010 2011 2012 2013 The results of these indices are the basis for an action plan comprising a set of initiatives that include improving communication channels and service procedures and deploying campaigns and new technologies that enhance the customer / company interface. This results in faster service provision and improvement in IASC and ISQP indices. One of the most significant actions to improve the quality of energy supplied is the Distribution Development Plan (PDD), which among other objectives aims at reducing the frequency and duration of electricity disruptions and has a direct impact on IASQ and ISQP indices. (For more information about PDD, please see the item

73 Investments in Transmission and Distribution) The municipal governments in the concession area periodically answer a satisfaction survey called the Municipal Government Quality Index - ISPM. This survey is not cumulative and is conducted for each administrative cycle. In 2013, 225 interviews were conducted with the mayors from all regions in Minas Gerais state, which represents a sample of 29% of the municipalities in Cemig’s concession area. The resulting index was 75.1. By analyzing the indices from 2009 to 2013, we can see there was an increase of 3.5% in the Company’s overall results. OMBUDSMAN’ S OFFICE The Cemig Ombudsman’s Office was created in November 2003 and is certified in the Quality Management System - ISO 9001. It is an impartial service channel that aims to establish direct contact in the relationship between Cemig and its diverse customers. The office receives and analyzes reports, complaints, suggestions and compliments and seeks to improve services provided in Cemig’s activities, and serves as a liaison between customers and Company management. This channel is an important tool for administrative transparency, and its quality of customer service is critical to the brand and the reputation of Cemig. In the last ten years, the Ombudsman’s Office at Cemig has received nearly 300,000 responses from consumers. Almost 30,000 of these responses turned into processes that ultimately benefited more than 5,000 consumers. In addition, the Ombudsman’s Office has handled another 30,000 claims directly from Aneel. In 2013, 5,516 of the 42,770 cases reported were classified as complaints. From this figure, 3,393 were handled by the Ombudsman’s Office. Charges incurred for irregularities were the main reason complaints were made to the Ombudsman’s Office. This year, the office handled 2,414 claims, which corresponds to 43.76% of all complaints. Complaints in 2013 Reimbursement for electrical damage 9.64% Public lighting 5.71% Other 5.33% Network extension (rural calls) 3.05% Lack of energy in the consumer unit 2.65% Interruption of supply 2.41% Procedure interrupted 2.36% Consumer complaints 2.10% Others 22.99% Charge for irregularities 43.76% 0 5 10 15 20 25 30 35 40 45 50 The vast majority of cases were classified as Information Requests. In 2013, 36,950 cases were reported. From this figure, 6,204 customers contacted the Ombudsman’s Office to request information about energy disruptions in the consumer unit, corresponding to 16.79% of all cases.

74 2.8 2013 Information Requests Duplicate copy of bill 3.74% Change name on bill 2.43% Request for connection 2.37% Bill delivery 2.36% Reimbursement for electrical damage 2.63% Public lighting 5.34% Other 12.48% Request for reconnection 4.71% Lack of energy in the consumer unit 16.79% Debit information 11.13% Customer Care by Speak with Cemig 8.21% Consumer complaints 7.48% Too Much 17.98% Charge for irregularities 2.35% 0 2 4 6 8 10 12 14 16 18 20 22 Concerning customer feedback to Aneel, the regulatory agency received 27,893 cases related to Cemig. From this figure, 7,023 resulted in legal proceedings, which were forwarded to the Ombudsman’s Office at Cemig to be handled by the office’s Case Management System (SGO). For 2014, Cemig will strengthen its Itinerant Ombudsman Project through monthly meetings to increase interaction between the Company’s various customer service areas in order to respond to cases received in a faster and more transparent way. Another important development is the deployment of a quality indicator for responses, which aims to reduce the number of cases and claims between Aneel and Cemig. FINANCIAL RESULTS FINANCIAL YEA R RESULT In the financial year of 2013, Cemig presented a result of R$3,104 million in comparison with the result of R$4,272 million in the financial year of 2012, representing a reduction of 27.34%. The reduction derives, principally, from the extraordinary effect on the net profit of 2012 due to the anticipated liquidation of CRC’s contract with the Government of the State of Minas Gerais. Excluding this extraordinary share of the result of 2012, a growth of 15% in the net profit of 2013 is verified.

75 Net Profit (R$ million) 5,500 5,000 4,500 4,000 4,272 1,572 3,500 3,000 2,500 2,000 1,500 2,026 2,415 2,258 2,700 15% 3,104 1,000 500 0 2009 2010 2011 2012 Ajuste CRC 2012 adjusted 2013 In the figure below, the contribution to the company’s net profit is presented. It can be observed that the other subsidiaries contributed with 26% of the net profit of 2013. Contribution to Cemig’s net profit by company 16% 13% 6% 3% Cemig GT Cemig D Taesa Light Gasmig Other Stakeholdings 4% 58% OPERATIONAL REVENUE The composition of the operational revenues is presented below:

R$ MILLION	2013	2012	CHANGE %
Revenue from supply of electricity	14,741	15,380	-4.15
Revenue from Use of Distribution Systems (the TUSD charge)	1,008	1,808	-44.25
Transmission revenue			
Transmission concession revenue	404	662	-38.97
Transmission construction revenue	91	107	-14.79
Transmission indemnity revenue	21	192	-89.23
Distribution construction revenue	884	1,229	-28.09
Transactions in electricity on the CCEE	1,193	387	208.34
Other operational revenues	1,048	507	106.62
Sector/Regulatory charges - deductions from revenue	-4,763	-6,135	-22.36
NET OPERATIONAL REVENUE	14,627	14,137	3.47

Gross Supply of Energy

The revenue with the Gross Supply of Electric Energy was R$14,741 million in 2013 in comparison to the R$15,380 million in 2012, which represents a reduction of 4.15%.

Get to know the details of the supply for the various segments of clients in the item 'Clients and Consumers/Evolution of the Market'.

End Consumers

The revenue with Energy Sold to End Consumers in 2013, excluding own consumption, was R$12,597 million, whereas in 2012, it was R$13,691 million, which means a reduction of 7.99%.

The principal items that affected the result are as follows:

- Average tariff reduction seen by the captive consumers of 18.14%, according to the Extraordinary Tariff Revision established by the Provisional Measure 579/12. The tariffs were applied from 24 of January of 2013 to 07 of April of 2013, when the result of the process of Cemig D's Ordinary Tariff Revision occurred;
- Annual tariff readjustments with an average impact on the tariffs of Cemig Distribuição's captive consumers of 3.85%, starting from 08 of April of 2012 (full effect in 2013);
- Annual tariff readjustments with an average impact on the tariffs of Cemig Distribuição's captive consumers of 2.99%, starting from 08 of April of 2012;
- Reduction of 1.78% in the quantity of electric energy supplied to end consumers;
- Readjustment in the contracts of sale of energy for free consumers in 2013, with the main part of the contracts indexed to the variation of the IGP-M.

Revenue with Supply to Other Utilities

The revenue with energy sold was R$2,144 million in 2013 compared to R$1,689 million in 2012, which represented an increase of 26.94%. The principal facts that caused this result are listed below:

- Increase of 20.64% in the quantity of energy sold to other concessionaries, which was of 16,127,376 MWh in 2013, compared to 13,368,096 MWh in 2012;

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- Increase of 5.22% in the average sale price of energy, which was R$132.94 per MWh in the financial year of 2013 in comparison to R$126.35 per MWh in 2012.

Revenue from the Use of Electric Distribution Systems

Refers to the rate of use of the Distribution System (TUSD), arising from charges to free consumers on energy sold. In 2013, revenue was R$ 1,008 million compared to R$ 1,808 million in 2012, a decrease of 44.25%. This variation is mainly due to the reduction in the tariff rate arising from Tariff Review of Cemig D, with average effect perceived by free consumers, of 33.22%, as of April 8, 2013, and reduced consumption of large industrial customers in 2013.

Revenue with Transactions with energy in the CCEE

The revenue with Transactions with energy in CCEE was R$1,193 million in 2013 compared to R$387 million in 2012, which represented an increase of 208.27%. This result is due to a greater availability of energy for liquidation in CCEE in the period, deriving, principally, from the energy migrated from free consumers and from the excess of energy resulting from the contracts for availability, associated with the rise of 57.81% verified in the average value of the Liquidation Price of Differences - PLD (R$263.06/MWh in 2013 and R$166.99/MWh in 2012).

Other Operational Revenues

The Company's other revenues are as follows:

R$ MILLION	CONSOLIDATED	
	2013	2012
Charged service	10	17
Telecoms services	127	145
Services rendered	122	96
Subsidies (Revenue recognized for the tariff subsidies applicable to certain users of distribution services, reimbursed by Eletrobras.)	673	176
Rental and leasing	57	71
Other	59	1
	1,048	506

This variation was caused, principally, by the passing on of the resources of the Energy Development Account (CDE), to compensate for the subsidies in the Tariffs for Use of the Distribution System (TUSD), which were not incorporated into the tariff, to the amount of R$488 in the financial year of 2013.

TAXES AND APPLICABLE CHARGES OVER THE REVENUE

The applicable taxes over the operational revenue were R$4,763 million in 2013 compared to R$6,135 million in 2012, representing a reduction of 22.36%. This result derives, principally, from

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78 the application of the MP 579/12, in terms of the reduction of the following regulatory charges: Reversion Global Reserve; Energy Development Account; and Fuel Consumption Account. Information regarding the amounts of these charges is found in the Company’s [Financial Statements]. OPERATIONAL COSTS AND EXPENSES The Operational Costs and Expenses, excluding the Financial Results, represented the amount of R$11,232 million in 2013 compared to R$11,528 million in 2012, a reduction of 2.57%. More information regarding the composition of the Operational Costs and Expenses is available in Explanatory Note No.26 of the Consolidated Financial Statements. See the principal variations in Expenses in the Company’s Financial Statements. EBITDA Profit before interest, taxes, depreciation and amortization (Ebitda): EBITDA - R$ MILLION 2013 2012 CHANGE % Net profit for the period 3,104 4,272 27.34 (+) Income tax and Social Contribution tax. 950 833 14.05 (+) Financial revenue (expenses) 308 1,630 118.90 (+) Amortization and depreciation 824 763 7.99 (=) EBTIDA 5,186 4,238 22.37 The increase of the EBITDA in 2013 in comparison to the same period of 2012 is due, principally, to the increase of R$490 million in the Company’s operational revenue, associated to a reduction of R$357 million in the operational costs (excluding depreciation and amortization). In this way, the Company’s Ebitda Margin rose from 29.98% in 2012 to 35.46% in 2013. INCOME TAX AND SOCIAL CONTRIBUTION In 2013, the Company showed expenses with Income Tax and Social Contributions to the amount of R$950 million in relation to the result of R$4.054 million before tax purposes, representing a percentage of 23.44%. In 2012, the Company showed expenses with Income Tax and Social Contributions in the amount of R$833 million in relation to the Result of R$5,104 million, representing a percentage of 16.31%. These effective income taxes are conciliated with the nominal taxes in the Explanatory Note No.10 of the Consolidated Financial Statements. NET FINANCIAL RESULT

79 The result in 2013 was a Net Financial Loss of R$308 million, compared with a Net Financial Revenue of R$1,630 million in 2012. The principal factors that affected the Financial Result are listed below: Cemig legally discussed the illegibility of the 1st section of Article 2 of Law No.9,718, of November 27, 1998, regarding the expansion of the calculation base of the Contribution to PASEP and COFINS over Financial Revenue and other Non-Operational Revenues, regarding the period of 1999 to January 2004, and obtained success through a court decision. As a result, the transfer of the credit to its subsidiaries, being that, for Cemig D, was in a percentage of 51.93%, and Cemig GT 48.07% of the total claimed, making the compensation with other federal taxes possible. The total gain for the Company was R$313 million, with the value of R$81 million as a reversal of PASEP and COFINS and R$232 million as revenue of monetary variation being recognized in the financial result. Revenue with the monetary correction of the CRC contract, in 2012, of R$ 2,383 billion as a result of their anticipated quittance. More details in Explanatory Note No.12; Reduction in the costs of Loan and Funding Charges: R$698 million in 2013 compared to R$811 million in 2012. This reduction derives from the lowest stock of debt linked to the variation of the CDI in 2013 in comparison with 2012. It must be highlighted that in the case of the indexed debt to the variation of the CDI, all of the variation of the index is allocated as charges, with the debts indexed to inflation indexes, only the interests are allocated as charges, with the variation of the inflationary indexer allocated as a loss with monetary variation. See the composition of the Funding Revenues and Losses in Explanatory Note No. 27 of the Consolidated Financial Statements. See also the Proposed Allocation of the Results in the item ‘Capital and Dividends Market’. CAPITAL LIQUIDITY AND RESOURCES Cemig’s business is capital intensive. Historically, the Company has needed capital to fund the construction of new generation installations and for the expansion and modernization of existing generation, transmission and distribution installations. The liquidity demands are also affected by the policy of dividends. Cemig funds its capital liquidity and needs principally with cash flow generated through operations and, on a lower scale, with resources coming from funding. The Company understands that the current cash reserves, generated by operations and foreseen resources coming from funding, will be sufficient during the next 12 months in order to attend to the liquidity needs. CASH AND CASH EQUIVALENT The cash and cash equivalents on December 31, 2013 totaled R$2,202 million, in comparison with R$1,919 million on December 31, 2012. On December 31, 2013, neither cash, nor cash equivalents were maintained in currencies other than the Real. The reasons for this variation are presented below.

80 CASH FLOW COMING FROM OPERATIONAL ACTIVITIES The net cash flow generated from the operational activities in 2013 and 2012 totaled R$3,515 million and R$2,427 million, respectively. The increase in the cash flow generated by operational activities in 2013 in comparison with 2012 owes itself, principally, to the growth of the net profit of the financial year of 2013, after the adjustment of the items that did not affect the cash flow. CASH FLOW OF INVESTMENT ACTIVITIES The net cash flow generated in the investment activities in 2013 totaled R$2,503 million, compared to the net cash flow consumed in the investment activities in 2013 of R$505 million. This variation derives, principally, from the inflow in 2012, due to the transfer of the ownership of the TBE group to TAESA. More details in Explanatory Note No.15. CASH FLOW OF FUNDING ACTIVITIES The cash flow consumed in the funding activities during 2013 totaled R$5,735 million, and it was composed of the amortization of R$3,601 million in financing, the payment of R$4,600 million in dividends and interests of its own capital, partially compensated by the funding resources to the amount of R$2,467 million. The cash flow consumed in the funding activities during 2012 totaled R$2,107 million, and it was composed of the amortization of R$5,275 billion in funding, the payment of R$1,748 million in dividends and interests on own capital, partially compensated by funding resources to the amount of R$4,916 million. FUNDING AND DEBT MANAGEMENT POLICY The Company has sought to ensure that its credit quality at satisfactory levels denoting “investment grade”, i.e. low credit risk, in order to benefit from financial costs consistent with the profitability of the business as well as to demonstrate that the process of expansion of Cemig’s activities have been sustainable. In 2013, R$ 2,394 million was raised in Cemig D, of which R$ 191 million were raised by issuing a bank credit bill/note in favor of Bank of Brazil for purchasing energy, R$ 2,179 million through the 3rd issue of bonds for redemption of the promissory notes of the 5th and 6th issues and investments, and R$ 24 million in Eletrobras funding for the ‘Cresce Minas’ (Minas Growth) program. In addition Cemig D, extended part of its debt by renewing loans amounting to R$ 600 million, contracted via commercial lines of credit with the Bank of Brazil. Noteworthy is the 3rd Public Bond Issue comprising 2,160,000 simple bonds not convertible into shares, unsecured, in three series totaling R$ 2,179 million. The net proceeds from the bond issue were used for full redemption of trade promissory notes of the 5th and 6th Cemig D issue, which were issued on January 13, 2012, at their nominal value plus interest and investments in distribution infrastructure. 410,817 first-series bonds, 1,095,508 second-series bonds and 653,675 third-series bonds were issued, with maturities of 5, 8 and 12 years respectively from their date of issue, The first-series bonds will be entitled to interest of CDI + 0.69 % p.a., and the bonds of the second and third series will have their par value adjusted according to the cost-of-living index and will be entitled to interest equal to 4.70 % p.a. and 5.10% p.a., respectively. These bonds are guaranteed by Cemig and were issued on the New Fixed-Income Market regulated by the Brazilian Association of Financial and Capital Market Firms (ANBIMA). It is worth noting that this new market is the outcome of a joint effort, undertaken by the CVM, the Central Bank, Brazilian Development Bank (BNDES), the Ministry of Finance and businesses, in order to foster a more liquid trading environment in the secondary market, one likely to broaden the investor base (including foreign investors) and, more importantly, enable longer-term and inflation-indexed operations conducive to the infrastructure investments required for Brazil’s growth, and creating funding channels in addition to those of the BNDES. Cemig GT extended part of its debt by renewing loans, worth R$ 600 million, arranged with the Bank of Brazil, by means of a bank credit bill/note. Moreover, on January 30, 2014 Cemig GT concluded its 4th issue of simple debentures in the amount of R$ 500 million, which fall due in a single installment in December 2016 and cost of CDI + 0.85 % p.a. Its resources were used to raise liquidity after debt pay-offs. Main debt indexes as of December 31st, 2013 42% 5% IPCA CDI IGP-M RGR URTJ 4% 1% 48% The makeup of Cemig’s liabilities reflects the sources of its funds (bank loans used to roll over debt, issues of bonds and promissory notes, a significant demand for which has been allocated to securities linked to the local interest rate), as well as its intention to avoid debt denominated in foreign currencies (which currently stands at 0.5% of all debt). The average cost of Cemig’s debt is 5.94% p.a. at constant prices. Management has promoted debt management by focusing on extending maturities, limiting debt to the levels recommended by the Bylaws, reducing borrowing costs and assuring the Company’s ability to pay, avoiding any pressure on cash flow that might suggest a risk of refinancing. The Company’s debt as of December 31, 2013, has successfully complied with its amortization schedule over the years, with an average term of 4.3 years. 81

The debt amortization schedule can be seen in the following graph:

Schedule of Debt Amortization (R$ million)



2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
2,238
1,306
1,464
939
639
517
648
1,707
2014
2015
2016
2017
2018
2019
2020
2021 onwards

The Standard & Poor's ("S&P") risk agency upgraded Cemig's global credit rating from BB to BB+, and its domestic credit rating from brAA- to brAA+, with stable prospects for both -.

S&P also upgraded the ratings of Cemig's subsidiaries Cemig Distribuição SA (Cemig D) and Cemig Geração e Transmissão SA (Cemig GT) to BB+ on the global scale and brAA+ on the domestic scale, in addition to changing its score of Cemig's risk profile from "reasonable" to "satisfactory".

Moody's had already scheduled a review of the ratings of Cemig and its subsidiaries for possible downgrade; Fitch kept the ratings of the firms unchanged.

VALUE ADDED DISTRIBUTION

EC1 The Statement of Value Added shows the Company's representativeness to society and its wealth generation, amounting to R$ 11,568 million in added value in 2013 compared to R$ 14,048 million in 2012.

Distribution of Added Value in 2012



17%
10%
14%
10%
49%
Government
Personnel
Shareholders
Third parties
Value retained

82

Distribution of Added Value in 2013



14%
11%
13%
13%
49%
Government
Personnel
Shareholders
Third parties
Value retained

CAPITAL MARKET AND DIVIDENDS

Cemig became a publicly held company on October 14, 1960, with its shares initially listed on the Stock Exchange of the State of Minas Gerais and from 1971 in the Stock Exchange of Sao Paulo (BM&FBovespa) with the tickers CMIG3 (ON) and CMIG4 (PN). In 1993, the company was enlisted on the New York Stock Exchange with the tickers CIG and CIG/C, and afterwards, in 2001, joined the Level 2 of corporate governance of the New York Stock Exchange and Level 1 of Corporative Governance of the BM&FBovespa. Besides this, the Company's shares have been traded since 2002 in the Madrid Stock Exchange (Latibex) with the XCMIG ticker.

Share prices

Below are the closing quotations of the Cemig shares listed in the São Paulo (Bovespa), New York (NYSE) and Madrid (LATIBEX) stock exchanges.

DENOMINATION	TICKERS	CURRENCY	CLOSING 2012	CLOSING 2013
Cemig PN	CMIG4	R$	14.04	14.01
Cemig ON	CMIG3	R$	13.65	14.20
ADR (ADRs (American Depositary Receipt) são recibos de depósitos americanos.) PN	CIG	US$	6.75	5.86
ADR ON	CIG.C	US$	7.16	6.39
Cemig PN (Latibex)	XCMIG	Euro	8.31	4.39

Source – Latibex and Economática – quotations adjusted by yields, including dividends

In 2013 the trading volume of the preferred shares, CMIG4, was R$ 18.5 billion, with a daily trading average of almost R$ 75 million. This volume places among the most heavily traded on Bovespa, which provides investors with security and liquidity.

It is noteworthy that the average daily trading volume of Cemig preferred shares on the New York Stock Exchange matched the volumes traded in the Brazilian market when converted into reais, which strengthens Cemig's position as a global investment option. In 2013, ADR PN (CIG) flow

83

84 amounted to USD 6.8 billion, with an average of approximately USD 27.5 million. In terms of performance, in 2013 both types of Cemig shares traded on Bovespa performed better than the electricity industry index IEE (which includes Cemig). The Company’s preferred shares (CMIG4) remained almost stable with a slight decline of 0.20%. Common shares (CMIG3) on the other hand rose by 4.0%. The following graph shows the value of the shares of companies traded on the BM&FBovespa in which Cemig has equity holdings, compared with the Bovespa index and that of the electricity industry. A favorable aspect is the 54.1 % rise in the price of Renova stock. Valuation of Shares in 2013 60 54.1% 50 40 30 20 10 4% 4% 0 -20 -0.2% -7.3% -8.8% -15.5% -30 CMIG4 CMIG3 LIGT3 TAEE11 RNEW11 IEE IBOV CMIG4 - Cemig preferred shares CMIG3 - Cemig common shares LIGT3 – “Light” shares TAEE11 - Taesa shares RNEW11 – Renova shares IEE - Index of power companies IBOV - Bovespa Index The following charts show the development of Cemig’s share price over the last few years, compared to other indicators. 250 200 150 100 50 0 CMIG4 CMIG3 IBOV 30/1/2009 21/2/2014 Março Setembro Março Setembro Março Setembro Março Setembro Março Setembro 2010 2011 2012 2013

500
400
300
200
100
0
1/6/2009
1/12/2009
1/6/2010
1/12/2010
1/6/2011
1/12/2011
1/6/2012
1/12/2012
1/6/2013
1/12/2013
CIG
CIG.C
DJIA
30/1/2009
21/2/2014
Março
Setembro
2010
2011
2012
2013

The graph beneath already shows the development of Cemig's market capitalization for the last five years.


Market Value (R$ Million)
30,000
27,000
24,000
21,000
18,000
15,000
12,000
9,000
6,000
3,000
0
19,596
18,220
22,694
19,262
17,629
2009
2010
2011
2012
2013

The new regulatory requirements imposed by Provisional Measure No. 579 of September 11, 2012 (later converted into Federal Law 12,783/13) strongly influenced the decline in market value in 2013 and 2012.

Dividend payment policy

Cemig's Bylaws brings the commitment to pay out a dividend of no less than 50% of the previous year's net income. In addition, every two years or more frequently, extraordinary dividends are paid out if the amount of ready cash permits.

Dividends are usually paid in two equal installments: the first by June 30 and the second by December 30 of the year following the fiscal year to which they relate.

In 2013 the Company paid out R$ 5.051 billion in earnings. Of these, R$ 4.518 billion are for the year 2012, with R$ 1.6 billion in extraordinary dividends (declared on 12/20/2012), R$ 1.7 billion in interest on shareholders' equity (also declared on 12/20/2012) and R$ 1.218 billion in regular dividends (declared on 04/30/2013). In addition, R$ 533 million of Interest on Equity (declared on

85

12/05/2013) for the year 2013, will be deducted from the minimum mandatory dividend for 2013, which will be announced at the shareholders' meeting in April 2014.

Dividend Yield (%)



22
20
18
16
14
12
10
8
6
4
5.4%
6.6%
10.4%
12.4%
22%
9.2%
2008
2009
2010
2011
2012
2013

Proposal for allocation of profit

The Board of Directors intends to propose a motion to the shareholders' annual meeting scheduled for April 2014, according to which the year's profit and the balance of retained profits expected from dissolving the valuation adjustments reserve, amounting to R$ 3,104 million and R$ 109 million respectively, be allocated as follows:

- R$ 533 million for payment of interest on equity;
- R$ 1,068 million for regular dividends;
- R$ 54 million for supplementary dividends;
- R$ 1,558 million are posted to net equity and held there in the reserve required by the Bylaws, for paying future dividends

INVESTOR RELATIONS

Cemig's Investor Relations area continues to seek different ways of becoming closer to capital market analysts, both domestic and international investors, including individuals, thus demonstrating its commitment to its shareholders.

In 2013, Cemig launched its mobile application that follows trends and enables access to key information on the Investor Relations website. Amongst the information available are:

- Meetings with capital-market professionals and analysts from the Belo Horizonte chapter of the Capital-Market Professionals and Analysts Association (APIMEC),
- 267 meetings were held with domestic and international analysts and investors at conferences and non-deal road shows.
- Disclosure of quarterly and annual results with live content transmitted by video webcast and teleconference, with simultaneous English translation.
- Cemig exhibited at 9 domestic fairs (Expo Money- Sao Paulo, Belo Horizonte, Brasília, Goiânia, Salvador, Florianópolis and Porto Alegre) and 4 international ones (Money Show in Orlando and San Francisco, Las Vegas, USA).

86

87 LA9 The 18th Annual Cemig Conference (Apimec) took place in June where Cemig’s directors, supervisors and managers met with analysts and professionals of the domestic financial market. In the course of the Conference, a technical visit was made to the Nova Ponte Hidropower Plant. Also noteworthy is the efficiency of Cemig’s relationship with its investors and the promptness of its reports to the Securities Trading Commission - CVM, the capital market merit awards granted by IR AWARDS. INTERNAL PUBLIC COMMITMENTS TO THE INTERNAL PUBLIC After listening to employees through surveys and internal discussion forums, Cemig has committed to revising some of its processes in 2013 against the backdrop of the business strategy. A highlight is the elaboration of the Performance Management process, which is related to the goals of the corporate strategic map, in order to balance the measurement and monitoring of existing competencies with the expected results of employees and their teams. Another Cemig commitment is greater emphasis on Communication and Relationships. Face-to face contact is increasingly preferred to strengthen dialogue and build mutual trust with the Company. Therefore, an initiative called ‘Our HR’ was created to provide personalized attention to issues and questions related to human resources for employees in the various cities where Cemig operates. In 2013, Cemig structured its staff of professionals according to the demands imposed by present regulatory conditions in the energy sector with a view to achieving greater efficiency and alignment with best market practices. Thus, there was the incentive to release employees fully able to retire and hire employees based on identified labor shortages and professional profiles that match the Company’s various processes. This shift has led to a direct reflection on training and development in order to conform to the corporate strategic map, which indicates that one of the objectives is to develop strategic skills in a sustainable way. Therefore, in addition to the qualifications of those hired, critical knowledge of those terminated from employment has been retained within the company. For more information on the subject, please see ‘Learning Management’ in this chapter. The Health and Safety Agreement was signed into the Collective Bargaining Agreement (ACT) of 2013. As of 2014 under the agreement, training will be provided for a working group involving the participation of Company and union representatives. In order to survey the health and safety of its employees and contractors and propose new measures, Cemig and the labor unions will begin negotiations toward the Global Compact, focusing on preventing occupational accidents and diseases. All labor union delegations will join the Company in designing coordinated measures to establish a culture of safety in the firm. To assure uniform information among all participants (Cemig and the labor unions), it was decided to hold meetings every two weeks and to announce meeting agendas to staff at once. One of Cemig’s values, Ethics, is described as respecting the dignity of individuals. In Cemig’s

88 LA13 LA1 HR11 HR4 PG6 PG2 PG1 HR4 Declaration of Ethical Principles and Code of Professional Conduct under principle No. 4, "Professional Integrity", the Company assumes a commitment to value diversity and nondiscrimination, whether based on apparent attributes such as race, gender, age and appearance, or subjacent attributes such as religion, political ideology, and seniority. All Cemig personnel must respect this value. For this purpose, every act of inauguration or employment contract is accompanied with a formal declaration obliging employees to know, observe, and adhere to the values and principles in the Declaration. In addition, Cemig is a signatory of the United Nations Global Compact, which encourages practices that eliminate any kind of work discrimination. Demonstrating its commitment to non-discrimination, the Company offers employees the possibility of enrolling a same sex partner as a dependent in their health insurance plan and beneficiary in their pension plan. As a traditionally male professional environment, Cemig has strived to hire and encourage women to remain on the workforce in technical to management level positions. The Company provides equal opportunities and additional benefits including follow-ups for employees during pregnancy and postpartum, and neonatal follow-ups for the first three months after birth. The Company also provides flexibility in work schedules to allow employees to leave the Company for one hour per day for breastfeeding, and offers childcare assistance. Situations considered to be discriminatory or violate human rights can be reported through the Company’s anonymous reporting channel. The Ethics Committee determined that there were no complaints regarding these issues in 2013. PROFESSIONAL PROFILE OF PERSONNEL The charts and tables presented below show the profile of Cemig’s professionals:

89 Mesoregion CEMIG WORK FOR CEPERMANENT TEMPORARY TOTAL PER LEADERSHIP UNIVERSITY TECHNICAL REGION YOUNG OWN MOTIN TERNROL ELEVELLE VEL APPRENTICE MF MF MF MF MF MF MF Campo das Vertentes 3 - 15 - 204 17 239 222 17 2 1 6 3 - - Central - - 2 1 138 12 153 140 13 1 - - - - - Metropolitan 187 31 923 278 2,372 415 4,206 3,482 724 112 196 118 141 117 138 Northwest 2 - 1 - 72 4 79 75 4 - - 1 - - - North 2 - 13 4 378 58 455 393 62 8 6 5 5 - - Wes t 1 - 9 - 269 20 299 279 20 16 22 8 1 - - South 3 - 12 - 547 37 599 562 37 4 9 5 3 - - Triangle 7 - 36 3 769 67 882 812 70 - 4 12 5 - - Vale do Jequitinhonha - - - - 70 13 83 70 13 - 2 - - - - Vale do Mucuri 1 - 1 1 73 5 81 75 6 - - 1 - - - Vale do Rio Doc e 5 - 26 - 446 44 521 477 44 4 4 7 5 - - Zonada Mata 1 - 15 3 276 29 324 292 32 2 8 8 2 - - Total 212 31 1,053 290 5,614 721 7,921 One of the employees is not assigned in Minas Gerais, therefore he was not considered in the total sum. 6,879 1,042 149 252 171 165 117 138 Legend: M Male; F : Female; MOT : Temporary Labor N umber of employees by Functional Category, Gender, and Age Group Technical Operational Level above 50 147 755 from 41 to 50 247 3,089 from 31 to 40 189 1,170 up to 30 138 601 0 300 600 900 1,200 1,500 1,800 2,100 2,400 2,700 3,000 3,300 3,600 3,900 Fem ale Male

90 University Degree 44 above 50 228 83 from 41 to 50 358 91 from 31 to 40 297 72 up to 30 170 0 30 60 90 120 150 180 210 240 270 300 330 360 390 420 450 Female Male Leadership Roles 14 above 50 88 13 from 41 to 50 95 4 from 31 to 40 27 0 up to 30 2 0 10 20 30 40 50 60 70 80 90 100 110 120 Female Male Employees by Category 1,343 - 17% Technical Operational University degree Leader 243 - 3% 6,336 - 80%

91 Employees by Age Group 3,885 - 49% 1,276 - 16% up to 30 from 31 to 40 from 41 to 50 above 50 983 - 12% 1,778 - 23% Employees by Gender Female Male 6,880 - 87% 1,042 - 13% Employees by Race and Gender White 766 4,522 Parda 235 1,944 Black 31 332 6 Asian 24 0 Indigenous 9 4 Undeclared 49 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500 5,000 5,500 Female Male

Employees by Mesoregion
Campo das Vertentes
239
Central
153
Metropolitan
4,206
Northwest
79
North
455
West
299
South
599
Triangle
882
Vale do Jequitinhonha
83
Vale do Mucuri
81
Vale do Rio Doce
521
Zona da Mata
324
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
5,000
5,500

Of the Board of Directors and the Executive Board members, 4.17% are up to 30 years old, 22.92% are between 30 and 50 years old , and 72.92% are above 50 years old.

LA2

The turnoverrate in 2013 was 11.32%. A total of 776 employees were hired through the public selection process and 1,222 left the company. About 80% of these 1,222 adhered to incentive programs for dismissal. There were various reasons for terminating the other employees' contracts, and 26 were terminated within the same year they were hired by the Company.

The chart below indicates the average operational time of employees terminated in 2013.

AVERAGE OPERATIONAL TIME FOR EMPLOYEES TERMINATED IN 2013		
AGE	MALE	FEMALE
Up to 30	7 years	6 years
31 to 50	25 years	21 years
Over 50	30 years	28 years

Remuneration, Benefits, and Preparing for Retirement

Cemig aims to offer employees a market competitive compensation package. Under the Positions and Remuneration Plan (PCR), job descriptions are based on their nature and complexity, as well as the knowledge requirements needed to perform job duties. Remunerations are set considering job evaluations, which are done according to specific methodology.

The PCR also establishes criteria for granting horizontal and vertical advancements that among other factors consider the employee's performance. In the 2012/2013 performance management cycle, 2,213 employees received individual salary changes, or 28% of all the staff evaluated.

Since 1997, Cemig has granted its employees a share in profits and results through the Profit Sharing program (PLR) adopted by the Company for payment of variable remuneration. Currently, the distribution of profits from the PLR program are subject to the achievement of corporate indicator targets, which are defined according to the strategic objectives of the organization. Furthermore, the payment of variable remuneration also depends on the balance between corporate

92

EC3 LA3 EC5 LA14 and specific targets for management / employees. Profit sharing is paid in in the form of salary multiples, which vary according to the functional level in the organization. In 2014, Cemig will conduct a complete review of the PCR program with a view of aligning the program to the company’s reality and strategic objectives. In addition, remuneration surveys will be conducted annually to compare employees’ salaries to market value. Proportion of Base Salary on Dec. 31, 2013 (mean BS women / mean BS men) Technical Operacional 1.05 University Level 0.89 Leadership Role 1.04 0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 0.9 1 1.1 1.2 Proportion of Remuneration on Dec. 31, 2013 (mean remuneration women / mean remuneration men) Technical Operational Level 0.87 University Level 0.85 Leadership Role 1.00 0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 0.9 1 1.1 1.2 CEMIG H CEMIG D CEMIG G T CEMIG Lowest base salary / minimum wage in force on December 31, 2013 3.55 2.11 2.14 2.11 Lowest remuneration /minimum wage in force on December 31, 2013 4.68 2.75 2.78 2.75 The Company grants its employees a range of benefits that go beyond what the law stipulates: Benefits provided directly by the company: payment of part of the employee’s contribution to the supplementary pension plan; special loan to employees experiencing financial difficulties; loan for healthcare expenses; reimbursement of expenses for employees and/or dependents with disabilities; educational assistance; daycare allowance; funeral assistance 93 in the event of the death of an employee or direct dependent; despite the legal obligation of CLT requiring the employer to provide maternity leave of up to four months, Cemig grants its employees with maternity leave of up to six months; special paternity leave (if the mother has a disabling illness); 5 consecutive days off for civil marriage instead of the 3 days stipulated by law, including other benefits.

- **Benefits administered by Cemig's Supplementary Social Security Foundation – Forluz:** Private Pension Plan; loan for any reason with below-market interest rates.
- **Benefits administered by 'Cemig Saúde' Healthcare Insurance:** coverage of costs for medical appointments, tests and exams, outpatient care, hospitalization, surgery, obstetric care, and dental treatment for employees and their dependents; free course for employees becoming parents that includes talks with a doctor, nutritionist, psychologist, and nurse.

LA11

Cemig systematically executes the voluntary Preparation for Retirement Program (PPA). Employees are entitled to enroll an adult companion who is a member of the family or in a close relationship with the employee to learn in detail about the benefits of the Forluz pension plan, and attend lectures on entrepreneurship, volunteering, medical and psychological approaches, and other activities. In 2013, there were 10 events with 180 participants. In addition, there is an ongoing course through the Forluz social security and financial education program called 'Para Viver Melhor' (Living Better), which addresses issues such as budget management, investment, getting out of debt, and how to live better within financial possibilities.

EU15

EMPLOYEES WHO ARE ENTITLED TO RETIRE (%)

CEMIG	From 2014 to 2018			From 2019 to 2023		
	Leader	University Degree	Tech Op Level	Leader	University Degree	Tech Op Level
Campo das Vertentes	0	0.04	0.33	0.03	0.06	0.85
Central	0	0	0.23	0	0	0.37
Metropolitan	0.9	2.25	6.55	1.01	3.33	7.45
Northwest	0	0	0.05	0.01	0.01	0.16
North	0	0.01	0.71	0	0.1	1.36
West	0.01	0.04	0.44	0	0.04	1.04
South	0.01	0.04	0.74	0.01	0.08	2.26
Triangle	0.01	0.08	1.21	0.06	0.14	2.51
Vale do Jequitinhonha	0	0	0.1	0	0	0.24
Vale do Mucuri	0	0.01	0.14	0	0	0.27
Vale do Rio Doce	0.01	0.04	0.8	0.03	0.15	1.69
Zona da Mata	0	0.05	0.44	0.01	0.06	1.2

Note: Number of employees on December 31, 2013 = 7,922

LABOR UNION RELATIONS

94

95 LA11 EU14 LA5 LA9 LA4 PG3 HR5 The effective conduct of negotiations with the collective workforce is a crucial element to corporate results. The quality of union relations directly affects the organizational climate, profit, and performance of the Company. Therefore, it is essential to have a solid and satisfactory relationship between labor unions and the Company. Because of Cemig’s public commitment to abide by the Global Compact, and internally with its Human Resources Policy, the Company recognizes unions as legitimate representatives and respects the options of affiliation of its employees. The company has set up a specific management department to relate with unions and is constantly in contact with them. Negotiations of the 2012/2013 Collective Labor Agreement between the Company and Unions were not successful and require collective bargaining between the negotiating parties. In July 2013, the Regional Labor Tribunal Court - TRT-MG - published the decision resulting from four years of mediation efforts from January 11, 2012 to October 31, 2016. However, the economic clauses may be revised annually through a new collective agreement between the Company and the various unions representing employees. Thus, for the 2013/2014 period, the Collective Bargaining Agreement (ACT) was entered into with a 6.85% wage adjustment, correction of economic clauses under the same percentage, and includes an extra voucher. All employees (100%) are covered under the 2013/2014 ACT and TRT-MG decision. The decision holds the same points of ACTs from previous years, which includes the payment of day or nightshift overtime; bonuses; a ceiling established for financial aid assistance for vocational or undergraduate programs; 13th month salary advance - first installment; absolve union leaders and guaranteed employment period; funds for granting wage adjustments according to the Positions and Remuneration Plan - PCR. In the context of health and safety at work, the regulations of the Internal Commission for Accident Prevention (CIPAS) are guaranteed, including participation of unions; medical health inventory; inspection and supervision of contracted companies as to work safety and notification of serious or fatal accidents. Cemig considers strikes to be legitimate. However, by providing services considered essential to the population, workers and unions must give a formal notice at least 72 hours in advance thereof, as established by Law 7.783/99. During negotiations in 2013 to renew the ACT, about 10% of employees went on strike for 18 days. The Emergency Operational Committee, which was created for the primary objective of establishing a Contingency Plan to maintain the Company’s essential services in the event of a strike, was set in motion and no negative occurrences were recorded. ORGANIZATIONAL LEARNING To respond quickly and effectively in an increasingly complex and constantly changing environment, Cemig continually invests in the combination of knowledge and development of employee skills in order to create strategies that generate sustainable results and ensure the competitiveness of the organization, which demonstrates the importance of the issue to the Company. Thus, through organizational learning, the Company seeks to ensure the appropriate skills to run the business. In 2013, Cemig’s corporate university - UniverCemig - worked intensively on qualifying new employees and contractors and developing new training programs, many of which were developed in partnership with the Company’s knowledge areas. The partnerships formed have enabled the development of educational actions focused on serving emerging demands in business areas and educational actions focusing on topics related to strategic support in order to increase the motivation of employees, improve the organizational climate, and consequently, increase productivity.

For example, the course on Regulatory Aspects was the result of a partnership between UniverCemig and the area dedicated to regulating the electricity sector.

17,399 participants

548,949.4 hours of training

R$ 27.14 million invested

LA10

Average hours of training per category


90
80
70
60
50
40
30
20
10
0
33.1
50.3
75.4
69.6
Leadership
University level
Technical level
Cemig

Workload by Gender


ND
Male
Female
10%
1%
89%

HR3

The courses offered in 2013 emphasized the safety and well-being of employees in the workplace. These training courses aim to contribute to improving levels of safety in the workplace.

EU18

The programs with the greatest impact include the following:

96

PROGRAM	NO. OF PARTICIPATING EMPLOYEES		TRAINING HOURS	
	Own Employees	Contract Workers	Own Employees	Contract Workers
Human relations in life and at work	313	6	6,451	48
Work accident prevention for Cipa members	756	5	18,044	120
Defensive driving	1,781	33	42,512	788
Retirement preparation seminar	184	-	-	4,404
Driving in adverse conditions	297	1	7,208	24
Regulatory Norm NR10/NR35	4,103	48	105,492	1,120
Regulatory Norm NR33	360	27	3,320	216
Techniques for supervising contracted teams	-	389	-	12,496
Development course on safety techniques for contractors	-	80	-	5,164
Development course for contracted supervisors	-	116	-	2,716
Contract Management and Supervision	85	-	2,370	-

LA11 EU14

It is also worth mentioning the Integrated Training Process, which is a four-month training course at UniverCemig where new electricians develop their knowledge of Cemig's electric power systems and networks. The studies and intense workload of practical activities aim to prepare these employees to work effectively in the Company. Topics addressed in the course include internal procedures, safety and well-being in the workplace, civil and criminal liability of electric power system activities, healthy eating, and environmental management at Cemig.

In addition, employees hired in 2013 participated in the First Energy program, intended to increase their knowledge of the Company and their familiarity with its lines of business, its scale of values, structure, and the benefits it offers, among other information.

EU18

The training initiatives at UniverCemig were also extended to other companies. Over the course of the year, about 1,144 participants and 44,108 training hours were recorded. These initiatives targeted external audiences and offered activities such as training for electricians and development courses on safety techniques for contractors.

In 2013, the 'Circuit of Knowledge Program' was launched in partnership with Cemig's Inter-Management Association - CTA, which offered lectures on issues strategic to the company. These lectures target the Company's management personnel and serve to enable Cemig's specialists to

97

98 LA12 share knowledge on specific topics. Lectures on energy safety assessment and debates on the current situation of emerging BRIC countries, competition in the energy sector, and impacts of new regulation in the energy business (Federal Law n°12.783/2013),were held in three editions of the program. TALENT MANAGEMENT Successful efforts to attract and retain professionals possessing skills that contribute significantly to the firm enable Cemig to maintain its competitive edge and pursue its business strategies, Talent Management is thought to be a decisive for the company and it is accordingly assigned a spot on its corporate map. The Company seeks to differentiate itself by means of its intellectual capital, of employees committed to generating customer value of sense of leadership and of teamwork. In order to attract and retain talent, Cemig offers in-house mobility, which combines the Company’s needs with the employee’s expectations of career development, offering them the opportunity of starting interesting career paths, with vacancies filled either by selection from current staff or by competitive recruiting. Furthermore, the Company’s has tools to manage talent, which include offering horizontal and vertical job promotions, in accordance with the Positions and Remuneration Plan - PCR, appointing employees to leadership positions, and shaping university graduates into specialists. With a view to managing talent for leadership roles, Cemig conducts the Succession Management Program to plan the replacement of leadership positions. It is an adequate tool for identifying potential successors with the suitable skills required. Currently, 39.5% of Cemig’s leadership positions have been filled from this program. The purpose of Performance Management is to link personnel management to organizational strategy by establishing performance goals and individual development agreements. At Cemig, multidimensional performance and objective assessments are conducted. Through an objective-oriented performance assessment, all employees are evaluated annually according to agreed-to corporate and specific goals, which reflects in the variable remuneration received by each employee. Multidimensional performance assessments are applied to all employees annually. Administrative/operational technicians and degreed professionals are given a 180° multidimensional assessment, which involves a self-assessment, and an assessment by peers and supervisors. Those in leadership positions are evaluated using a 360° assessment system, which involves a self-assessment and an assessment by peers, superiors, clients, and subordinates. Multidimensional performance assessments were conducted on 99.01% of the employees in 2013, 12.87% female and 87.13% male These figures comprise the 7,814 employees working without lost time in May 2013, which is the month the performance assessments were conducted. . Organizational climate management is an ongoing process that consists of three steps, which include conducting an organizational climate survey, planning actions for improvement, and implementing and monitoring these actions. The results of the survey are used as feedback for the other stages of the process. The most recent survey was conducted at the end of 2012. The next one was scheduled for October

99 LA8 EU16 2013, but has been postponed to February 2014. The employees requested the survey be given at a later date since the Company conducts other surveys in the second half of the year, which coincides with factors such as collective bargaining that could potentially influence the results. OCCUPATIONAL HEALTH, SAFETY, A ND WELLNESS Commitment to health and safety is the very first principle listed in Cemig’s Declaration of Ethical Principles and Code of Professional Conduct and “Enforce safety as a value belonging to the corporate culture” is one of the goals of the corporate strategy map derived from the Master Plan. Fostering safe and wholesome working conditions for its workers and freelancers and the staffs of its contractors is an important means enabling the Company to operate its business efficiently. The degree to which this goal is achieved directly affects the working environment and may even affect the Company’s brand and image, as well as cause labor and legal contingencies. The Company maintains a policy of Occupational Health, Safety & Wellness - OHS&W, which unfolding is materialized in an internal technical manual that covers a lot of safety instructions compulsory, compliance available on the Cemig intranet. In addition to periodic audits, the company establishes criteria and procedures for accountability and penalties for non-compliance of policy, standards, instructions, procedures or OHS&W guidelines. In the field of health, 2013 saw growth of the In-House Happiness and Wellness program - FIB, which aims to mobilize Cemig employees for collective and individual well-being. The FIB program uses biopsychology techniques based on the science of the mind and body. Physical exercises have been developed that stimulate the balanced functioning of the glands of the body. These exercises have been scientifically proven to result in achieving physical and psychological wellbeing. In addition to increasing the number of ‘felicitadores’ (congratulators), employees responsible for teaching their respective areas the techniques learned, some of the practices have been integrated into courses at UniverCemig. The physical and emotional health of employees is important to individuals and the Company since it leads to greater creativity and productivity. In addition to being a factor in preventive health care, physical exercise relieves stress, which is ever so present in modern life. The main objective of the Vital Energy program is to raise employee awareness about the importance of quality of life, both personal and at work. Three of its subprograms encourage physical activity, especially by employees in risky positions who have health conditions that require special attention. The Vital Energy program has reached 4,936 employees. Of these employees, 78% received the benefit of paying zero in co-payments; 6% of the employees had to pay a co-payment of 15% of the cost, and 15.35% of employees participating in the Vital Energy program had a co-payment of 30%. The ‘Encontro Marcado’ (Scheduled Meeting) project, in partnership with Cemig Saúde, addressed various topics between February and November 2013 such as adolescence, skin cancer, menopause, vision disturbance, back pain, Parkinson’s disease, cholesterol, dementia, breast cancer, and healthy eating. To learn about Cemig’s programs related to health and wellness, click here. Social inventories have been used as a tool since they were implemented in 2008 to assist in managing organizational climate. A survey is conducted on the social variables that predispose employees to work accidents. The survey also covers aspects of routines and the work environment

100 LA7 EU21 LA6 that need improvement. The data gathered enables a social assistant to make referrals and guide employees. In addition, an action plan is developed and validated by the manager. In 2013, 268 employees were subject to a Social Inventory. In view of the technological developments in the electricity sector and the consequent need for revising work methodologies, the Company maintains internal committees that discuss technical matters directly or indirectly related to OHS&W policy. These committees also participate in various working groups at the national level, as well as ABNT committees and study groups. To disseminate OHS&W guidelines, the Company provides an intranet portal to its workforce members that contains all the necessary technical information, which is mostly shared with the public through its Internet website. Thus, Cemig aims to continue encouraging practices to reduce the number of accidents and diseases, not only in the company, but also in the electricity sector as a whole. Cemig has its own methodology for the proactive management of OHS&W risks called Hira-Cemig, in which profiles with a numerical classification system are created for the risks involved in every internal process. The methodology favors decisions taken with regard to investments and other actions to ensure acceptable working conditions. In 2013, this methodology was revised to include principles of Ergonomics and Resilience Engineering. The work resulted in new internal and technical instructions, and work safety instructions. In addition, 96% of Cemig’s generation and 100 % of its transmission are certified with the international OHSAS 18001 standard. To monitor workforce safety, the Company maintains the SIMASP system (Auditing and Monitoring System for Safety Analysis), which standardizes and unifies workplace safety inspections. The system provides the information to generate the Practiced Safety Indicator -ISP, which illustrates the compliance by Cemig’s own employees and contractors with occupational health and safety requirements and procedures. Through electronic election, 264 employees were elected to integrate the 75 Internal Accident Prevention Commissions – Cipas, which consists of representatives of employees, employers, and labor unions, and operates in an autonomous and independent manner. These commissions work on preventing accidents and occupational diseases. If there are no Cipas,there are appointees who report to these commissions, thus all Cemig employees (100%) are represented. The Company has a document that makes up the Quality Management System Handbook, valid for all certified firms engaged in relevant lines of business, on Readiness and Emergency Response. Available on the intranet, this procedure establishes guidelines and requirements for preparation and response plans to environmental, health, and safety emergencies, including simulations of occurrences such as fires, explosions, dams, flooded drainage systems, leaks, drowning, and shock. For more information about the emergency management of dams, please see ‘Reservoir Management’ in this report. Reactive risk management of OHS&W policy, which includes accident management, is carried out on a monthly basis through the Monitoring System of Accidents and Risks in the Workplace (SMART). The system generates statistical reports from the existing accident records. The results for the last three years are shown in the table below.

TYPE OF ACCIDENT	TYPE OF EMPLOYEE	2013	2012	2011
Work accidents without lost time	Own Employees	38	47	41
	Contracted Personnel	159	194	139
	Total	197	241	180
Work accidents with lost time	Own Employees	23	16	19
	Contracted Personnel	90	169	111
	Total	113	185	130
Occupational Diseases	Own Employees	No record	1	No record
	Contracted Personnel	NA	NA	NA
	Total	NA	NA	NA
Lost days	Own Employees	411	639	208
	Contracted Personnel	2,427	1,627	3,429
	Total	2,838	2,266	3,637
Absenteeism	Own Employees	1.26	1.50	1.50
	Contracted Personnel	NA	NA	NA
	Total	NA	NA	NA
Work-related fatalities	Own Employees	1	0	0
	Contracted Personnel	3	2	7
	Total	4	2	7

NA: Not available

In 2013, there was one fatal accident involving a Cemig employed that occurred as a result of an electrical arc. In relation to contracted personnel, there was one accident caused by the impact of an object (tree fall), one traffic accident, and one accident resulting from a broken post.

For every fatal accident, an analysis and investigation committee is created to identify the causes of the accident and propose measures to prevent it from reoccurring. These measures are related to training, work procedure improvements, and others. Furthermore, they are disclosed internally to provide coverage of the actions for the entire company and for contractors.

The company has increasingly invested in training, equipment technology and review of working procedures in order to improve their safety indicators. Over the last few years, the indices for the accident frequency rate of the workforce and third parties have declined, as shown in the following table:

SAFETY INDICATORS CRITERIA US 200,000	2009	2010	2011	2012	2013
Own employees AFR	0.51	0.40	0.25	0.23	0.34
Contractors AFR	0.96	0.53	0.76	0.51	0.45
workforce AFR	0.79	0.58	0.63	0.44	0.42

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102 HR2 PG2 HR8 The primary causes of lost time were mental illnesses, diseases involving the musculoskeletal system, and trauma. Consequently, Cemig took the following actions: created a study group of Psychosocial Factors to support the development of a Psychosocial Profile for OHS&W Risk Management; carried out labor activities during the workday and encouraged race sponsoring; created a group to study the Frequency Manual in order to manage absenteeism in real-time and implement actions to prevent and promote health. Regarding outsourced workers in the context of property and industrial security, Cemig invests in training courses and recycles these professionals, addressing aspects of human rights, among others. Thus, 176 security guards (100% of the staff in this position) are trained in matters linked to occupational health and safety and human rights, representing 59.86% of all employees in Cemig’s security department. SUPPLIERS AND CONTRACTORS DEVELOPMENT O F SUPPLIERS Cemig’s Declaration of Ethical Principles and Code of Professional Conduct, Antifraud Policy, Supply Policy, and the Suppliers Relationship Manual define the general strategy of the supply chain and establish a set of principles and guidelines, translated into five priority commitments: a commitment to the public good and respect for the principles of legality; commitment to corporate ethics, equality, transparency, and social and environmental responsibility. Since its introduction, Cemig’s Supply policy has been used as a guide for all relationships between suppliers and contracted parties. The policy is permanently posted on the Supplier Portal of the Company’s website (available at the following web address: http://compras.cemig.com.br). It is also posted annually during the Cemig Suppliers Award event. Cemig’s material suppliers and service providers were honored at the 4th Edition of the Cemig Suppliers Award event. The award encourages quality in the supply of goods and services. It also recognizes the coordination necessary between suppliers and Cemig to reach common goals. In 2013, all suppliers with significant contracts participated in the event, totaling 831 participants. Of this total, 37 reached the “Assured Materials Supply” level of excellence, and 3 were recognized for their actions related to Social and Environmental Responsibility and Work Safety. This was the first time that work safety was considered for the Award. Of the 831 significant contracts signed in 2013, 100% have clauses related to human rights (prevention of child labor, forced labor or slave-like labor conditions, compliance with labor laws, non-discrimination, prevention of moral and sexual harassment, guarantee of free association and collective bargaining, and others). In 2013, Cemig initiated 38 administrative proceedings: 27 for contractual defaults, 6 for serious or fatal accidents, 1 for nonconformities in R&D Project agreements, and 4 for suspicion of fraud in electronic trading. Cemig does not directly develop a policy for contracting local suppliers due to its legal nature

103 EC6 (public joint stock enterprise subject to bidding law 8666/93 and principles of equality). However, the strengthening of local business can be seen by the number of suppliers who have registered on the supplier portal. In 2013, 60,336 of the 74,129 suppliers are from Minas Gerais, representing 81.4% of the total. Moreover, Cemig supports and participates effectively in development programs of suppliers located in Minas Gerais, in partnership with FIEMG entities - Minas Gerais Federation of Industries and SEBRAE - Brazilian Support Service for Small and Very Small Firms. Furthermore, it is important to note that there are tie-breaking criteria for bids benefitting micro and small businesses. The proportion of spending on local suppliers in 2013 was as follows: On suppliers from Minas Gerais for purchasing materials: 38.51%; On suppliers from Minas Gerais for contracting services: 62.19%; Total spent on suppliers from Minas Gerais for materials and services: 51.71%. Some of the highlights of advances in management in 2013 include: Implementation of Integrated Logistics Operations into Cemig’s material supply chain: The use of Integrated Logistics Operations and the comprehensive management of direct activities and support activities of the logistics process allows synergy gains to be captured in the process. The most common benefits include reduced costs, increased skill, improved data management of operations, and maximizing operational efficiency, which results in quality and effectiveness of service provision to the customer at the best operating costs for the company. Moreover, integrated logistics will be implemented in 2014 for materials and transporting special cargo. In addition to financial gains, this initiative will enable improvements to response times for connecting consumers and for maintenance and expansion of the Company’s electrical system. Integration of Infrastructure Service Partners A seminar on integration was held in Belo Horizonte with Company’s partners that provide infrastructure services. The event addressed topics such as quality indicators for services provided, contract management, environmental management, accident frequency rates, and others. Carbon Management in the Value Chain Program The second edition of the Carbon Management in the Value Chain Program, developed by the Energy and Climate Change Working Group of the Brazilian Business Council for Sustainable Development (BCSD), representing Brazil in the World Business Council for Sustainable Development (WBCSD), raised awareness and trained 101 suppliers of member companies on developing their greenhouse gas (GHG) emission inventories. Cemig was one of the sponsors of the 2013 edition of the program along with nine other member companies of the BCSD. Thirty suppliers finalized their emission inventories and three others are currently in the process, which is an increase of approximately 70% compared to the 2012 edition of the program. For more information about the program are

104 PG5 PG4 HR7 HR6 HR5 HR2 available here. Sustainability Criteria on Hiring Third Parties In 2013, Cemig included in all of its bidding notices and material and/or service contracts clauses that protect Human Rights and call attention to issues related to tax, labor, and pension laws, insurance, occupational hygiene, health and safety, supporting and respecting human rights in its area of influence, not employing child labor,forced or slavelike labor, and eliminating discrimination in the workplace. This action reinforces the adoption and implementation of the UN Global Compact’s ten principles. As a signatory, Cemig seeks to reduce any reputational risks and violations by the Company itself and its partners. Compliance with the conditions in the Company’s bidding notices and contracts are verified and audited during contract execution. This procedure is applied throughout the supply chain and assured to be implemented in 100% of the cases. In every case throughout 2013, suppliers were required to declare that they do not employ anyone under age 18 (eighteen) to work at night, or in hazardous or unhealthy working conditions, and do not employ anyone under age 16 (sixteen) under any circumstances, in accordance with Law 8666/93. This declaration is necessary to register new suppliers or renew registrations. Sustainability risks in Cemig’s supply chain are identified through a rigorous registration process that requires compliance with legal, technical, financial, social, and environmental criteria and enables approved suppliers to participate in the bidding process for the provision of materials and services to Cemig. Depending on the type of material or service to be provided, prospective suppliers must pass the Industrial Technical Evaluation (ITE) if they intend to supply materials or the Technical Evaluation for Contractors (TEC) if they intend to provide services. Cemig monitors the performance of its contracted services (contractors) through IQSC - Quality Index of Contracted Services, which combines the quality scores with the social and environmental aspects, targeting values above 80%. These assessments, apart from reflecting aspects related to producing goods or providing services, also verified aspects of the environment and social responsibility, in accordance with the SA 8000 standard and Global Compact guidelines, such as child labor, forced labor or labor akin to slave, degrading work, appreciation of social diversity, employee benefit programs, environmental compliance, customer service and volunteering for social welfare projects. If these risks are deemed significant, the prospective supplier is rejected and is not issued bidding documents. Whenever the company purchases inputs of any sort, it demands to see the supplier’s water consumer permit, which is the legal document that assures the right to actual access to water and measures its use. In 2013, 70 suppliers were assessed using the ITE for registration, 12 were assessed using the TEC to register to provide services, and 18 specific assessments were conducted for the Cemig Suppliers Award. Suppliers that receive poor scores in these technical reviews or other monitoring methods used by the company, may be fined, receive warnings or be invited to attend meetings, or else their orders or contracts, permits denied, administrative procedures may be initiated to strike them from the rolls, depending on the seriousness of the breach and its repetition.

105 SO1 In 2013, daily inspections of contractors continued. 11,254 safety inspections were conducted to analyze Practiced Safety, totaling 208,634 man-hours for inspection. Quality inspections of services provided are routine procedures to measure the quality of performed services and waste management. In 2013, 71,436 inspections of emergency and commercial services were conducted. COMMUNITY RELATIONSHI P STRATEG Y Cemig’s relationship with the communities in its area of operation is guided by a sense of coresponsibility in stimulating local economic and social development For this purpose, the company operates in a manner consistent with its values , principles and policies, as pointed out in its Statement of Ethical Principles and Code of Professional Conduct, Sponsorship Policy, Communication Policy and Communication with the Community. In this context, the company has three priorities: minimizing the social impacts directly and indirectly related to its business; promoting the benefits of energy efficiency programs, Information on energy efficiency can be found under the item 'Energy efficiency and conservation'. and accessibility to electric energy service in low-income communities; and investing in projects that promote access to culture, sports, social development and citizenship. Lines of action are identified and given priority based on the needs and expectations of the communities that Cemig has a relationship with and according to internal guidelines for social investment. Opinion polls, workshops, and working groups are used to assess the satisfaction of these communities with the Company. At the same time, they consolidate the communities’ wishes and suggestions, making the goal of attaining shared values between the Company and the community more objective-oriented. As part of the strategy, established guidelines should be met for the processes that involve the development and management of social projects in the communities. Cemig’s Social Responsibility Committee, which comprises representatives of each executive board, monitors the results of these projects. The social projects developed in the communities are correlated to the themes identified in Cemig’s material matrix. They form part of the sustainability strategy and are aligned with the Company’s Mission and Vision. Cemig’s Sponsorship Policy is a document that reiterates the Company’s commitment to transparency in its management processes as demonstrated by making public its presumptions,

106 EC9 EU22 EU20 rationale, and sources for funding used as a guide in establishing sponsorships, support, partnerships, and the use of federal laws and incentives in its diverse investments in social projects, culture, and sports. RELATIONSHIP WI TH LOCAL COMMUNITIES In order to build substations, hydropower plants, and repeater stations, Cemig may at times need to purchase the property of residents in the communities where it operates or constitute administrative easements in cases where distribution lines or networks, and transmission lines are needed. There is an internal document titled “Socio Environmental Negotiations at Cemig” to guide this whole process. In 2013, there were 581 negotiations with property owners to deploy 40 projects for Cemig and Major Clients. The individual integrity of every citizen, culture, and history of the communities affected by the projects are always respected. The company values friendly negotiations and aims to be socially responsible within the community. Property owners affected by the projects are compensated according to fair market values. Specific occurrences: negotiations with 397 owners for the construction of 9 Distribution Lines and Transmission Lines; negotiations with 12 owner for the construction of 11 Substations and Repeater Stations; negotiations with 58 owners for the construction of 14 Distribution Networks; Negotiation with 114 owners for construction of 06 facilities that will join the Cemig system In addition to the relationship initiatives with the communities located in the regions where Cemig and its subsidiaries operate, it is worth mentioning some of the initiatives taken by companies where Cemig does not have a controlling stake. Cemig’s participates in these other projects as part of its strategic objectives for diversification of the business and for growth by participating in largescale hydroelectric ventures. It is worth stressing that owing to the scale of the projects, several lawsuits are brought, which are addressed and handled by builders consortia and public bodies, and do not involve Cemig, which is a minority shareholder. Below is a description of the main social initiatives that these companies adopted in 2013: “Projeto Vitrine” (showcase project) – Santo Antônio Energia – UHE Santo Antônio Cemig holds a 10% stake in Santo Antônio Energia. ‘Projeto Vitrine’ was created to reinforce activities already undertaken by Santo Antônio Energia in order to support the production and productive reintegration of families in resettlement areas. The project began at a community lot in the Novo Engenho Velho resettlement community, where work activities included fish farming, horticulture, cassava farming, flour production, fruit farming, and raising small animals (free-range chickens). Farming and handling techniques were applied to make as much use as possible of the land available on small rural properties by integrating activities. Costs, effluent emissions, and waste were reduced by reusing natural resources and improving the efficiency of the entire production process. The objective is to turn the lot into a technological showcase for farmers in the resettlement area.

 As a verified finding, the development of quality-of-life levels is shown, as reflected by higher monthly incomes. The graph also shows social reintegration, since currently, the community and its output develop independently with respect to the Santo Antônio Power Company. Average Monthly Income (R$) 3,000 2,500 457 578 2,000 1,500 183 306 1,605 1,895 1,000 1,100 1,223 500 0 Origin (2008) Fev 11 Fev 12 Fev 13 Family Income Per-capita income Catavento Program - Renova Energia Cemig holds a 21.86% stake in the total capital of Renova Energia. A private social investment initiative focused on results and in cooperation with Renova’s businesses, the Catavento Program is a result of the company’s engagement in causes of public interest in the areas where it operates. Among the organizations that bid for projects and partnerships (organizations supporting in the execution), the Catavento program currently features 14 public and private organizations and 9 farmer associations. For 15 projects, which include some that are so complex that they could be divided into subprojects, the program directly involved about 10,000 people between March 2012 and August 2013. The target areas for investments in this program are culture and heritage, socioeconomics, and the environment. In 2013, the highlights in the area of Socioeconomics included the ATER Project, which provided technical assistance to small farmers with a view to ecological and family agriculture, access to political policies, and partnerships with farmer groups accompanied by the Company to provide school meals. The income linked to the National School Meals Program (PNAE) reached R$ 94,726.00 in 2013. Key Actions Related to Social Issues - Belo Monte HPP Cemig has an approximately 14% stake in the Belo Monte Hydropower Power Plant. It is the largest engineering project currently underway in the country, and has received plenty of attention from the media due to the economic significance of the venture compared to 107

108 the social and economic impacts involved in the region where the plant is being built. In 2013, the major initiatives associated with the Belo Monte HPP were: The education and health programs, as envisaged in the Basic Environmental Plan – PBA, proceeded, completing 48 school projects (construction and refurbishing) that benefited over 8000 schoolchildren. 32 healthcare projects, especially Basic Healthcare Units, were completed and fully equipped. The deployment of the Action Program for Malaria Control attained very impressive results with a decrease of malaria cases by 80% in the region where the Belo Monte HPP is being constructed. With regard to episode of downtimes, there were various reasons: Indians, fishermen, riparians, and workers. In cases of invasion of construction sites for protests, negotiations, or other purposes, the option is to negotiate their withdrawal without violence, while at the same time, seeking legal instruments in the justice system to liberate the occupied areas. The Center for Social and Psychological Support services for Interfered Communities and Migrants, and the Shelter for Migrants in Altamira and Vitória do Xingu were completed and deployed in 2013. More than 5,000 families have been visited, and from this number, 500 have received treatment. This project is the result of an agreement between Norte Energia and local municipal governments that focuses on providing social assistance services to communities located near the enterprise. In addition, various communication and relationship channels are maintained with the community, especially free telephone service, which reached 6,035 people in 2013, radio programs with 520 media placements in local radio stations, official website and blog with more than 300,000 visits, more than 150 meetings with the local community to present environmental projects, discuss relocating the population, and provide information about the projects. Initiatives with the Local Community - Light Cemig holds a 26.06% stake in Light. In 2013, Light strengthened its partnership with the Rio de Janeiro state government. The company operates in the areas where Pacifying Police Units (UPPs) have been installed. The expanded presence of Light in pacified communities of Rio de Janeiro has contributed to a new relationship with customers that is based on formalization and changing habits. The Efficient Community Project promotes changing light bulbs and old refrigerators for newer and more efficient ones, with Selo Procel (a Brazilian program focused in evaluation energy consumption of electrical devices). In addition to exchanging equipment, Light promotes lectures and home visits provide guidance on rational energy use. Personnel from Light go out to the communities in shifts to answer questions residents may have. In 2013, the number of consumers considering energy efficiency actions rose to 103,718 (in 2012, this figure was 72,054). For more information about Light’s Sustainability Report, please visit: http://www.relatoriolight.com.br/?lang=en

109 SO10 SO9 COMMUNICATION PROGRAMS Proximidade (“Proximity”) Program Since 2005, Cemig has run an annual program that aims to present the activities related to operating its hydropower plants for communities, advise on safety and prevention issues, and provide contact details to find more information on the subject. These events have become forums where the Company has the opportunity to welcome the populations’ demands and establish partnerships with those responsible for disseminating information and for the safety and prevention of floods. This way, alerts may be issued during flooding events, anticipating preventive actions and mitigating the damaging effects of floods. Proximidade Program is a way to strengthen links with local communities, thus helping to spread information about the monitoring of floods and droughts in the region where the company does business, especially for developing businesses that depend on a steady water supply. For this purpose, Cemig schedules events throughout the year in various towns, consisting of lectures on the weather forecast, the company’s flood control efforts, procedures to ensure the physical safety of dams, environmental measures and other issues related to plant operation. The program even includes a guided tour to a hydropower plant in the region. These meetings include the participation of public officials, civil defense, fire departments, police, management agencies of water resources and the environment, river basin committees, mayors, judges and prosecutors, community associations, class representatives, and the press. The sharing of information and responsibilities has shown to be an important mitigating action for the effects from the variability of flow rates and demonstrates the co-responsibility of all involved in providing greater safety and rational use of the watershed. During the rainy season, Cemig also issues bulletins about climate conditions, river levels, and reservoir operations in the regions affected by the heaviest rain, which are broadcast on local radio stations and in written communications. Ten events of the Proximity Program were held in 2013, reaching an audience of about 550 people. Some actions resulting from the interaction between participants in the event have been implemented. For example, bathymetric surveys were carried out at berthing areas in Itira, downstream from the Irapé Hydropower Plant, due to the formation of sandbars in the Jequitinhonha River, which has made it difficult for ferryboats to approach the moorings. The information obtained enables Cemig to make the necessary adjustments in the system that aims to serve the public. For more information on the Proximity Program and the booklet, “Rainy Season and Reservoir Operations”, please access here. Indigenous Communities - Belo Monte HPP By having a stake in the Belo Monte HPP, even as a minority shareholder, Cemig is also concerned with reporting how the issue is coming along in relation to the indigenous population in the vicinity of the hydropower plant. Due to the Belo Monte project, the Brazilian government has stipulated a number of conditions to ensure that indigenous communities remain on traditionally occupied lands recognized by the State. The indigenous areas will remain untouched by the dam, construction sites, access roads, and other engineering structures necessary for the construction of the Belo Monte Hydropower Plant. Any interference in hunting, fishing, and agricultural activities in

110 LA8 PR1 the areas near the plant will be compensated by socio-environmental programs and projects established in the Environmental Impact Assessment (EIA) and Basic Environmental Plan (PBA). To serve indigenous communities seeking information on the environmental licensing process for the Belo Monte HPP, as a condition, the Indigenous Communication Program was created. The program provides an Information Center for Indigenous Communities, which is located in Altamira, Pará and offers in-person service and support for meetings/training courses for indigenous peoples in the city, entrepreneurs, and others that are legally established in the environmental licensing process. In addition, the Information Center holds the radio system, which covers an area of approximately 55,000 km² of the indigenous lands of nine ethnic groups at different levels of contact. The system broadcasts information about the progress of the environmental licensing process and the project. It also receives information requests from indigenous communities. Commencing in 2011, the radio system comprises a network of 41 radio stations, including 35 villages and some focal points. HEALTH AND SAFETY IN COMMUNITIES In order to guide various segments of the population on the dangers of electricity and the safe way to use it, Cemig continued to participate throughout 2013 in various forms of media including newspapers, TV (local and national television), radio, and the internet. Additional information and safety tips were given, especially during big national events such as Carnival, June festivals, and Christmas. The Company also conducted scheduled and periodic inspections, in addition to tracking the accidents rate in the population in order to identify situations and areas that require more intensive accident prevention measures or development of new social projects. The 8th National Accident Prevention Week with the Public was held simultaneously with the more concentrated External Campaign for Accident Prevention with the Public (Cepap), in partnership with the Brazilian Association of Electric Energy Distributors (Abradee). The objective of the campaigns is to raise the public’s awareness on the dangers of electricity grids, broaden the dissemination of accident prevention actions, and attract new strategic partners for this purpose. Events such as educational lectures are held in schools, construction worksites, businesses, and associations. These lecture events are also held with community and neighborhood representatives, among others. People are approached or stopped on streets, buses, in social events, and others places in order to quickly and directly provide guidance and disseminate information on how to use electricity safely. The buzzword in the last campaign was ‘longe’ (far) because only a safe distance from electricity grids prevent accidents that are often fatal. Some of the topics addressed were how to install a television antenna, how to use a kite, construction and electricity theft. These are cases where information and awareness are decisive factors. In 2013, these actions reached approximately 4 million people. Cemig widely reported the 2nd National Drawing and Writing Contest, sponsored by the Brazilian Association for Awareness on the Dangers of Electricity (Abracopel), which had the safe use of electricity as the theme. The objective is to encourage the participation of children, teenagers, and teachers to develop concepts for the safe use of electricity in order to plant the seed of cultural change for the future. The data on accidents with the population are presented below:

EU25

NUMBER OF ACCIDENTS IN THE POPULATION	2011	2012	2013
Non-fatal accidents	144	82	114
Fatal accidents	38	29	28

INVESTMENTS IN THE COMMUNITY

Cemig benefits the local public by investing in the community, creating recreational opportunities, promoting culture, and at the same time, enabling the formation of strategic partnerships that foster good relationships with stakeholders and promote corporate image in the municipalities where the Company operates. The table and chart below illustrate these investments stratified by theme and amount invested.

In 2013, Cemig continued making social investments. Investments in Healthcare and Heritage Preservation were not the focus of monitoring in previous reports. They are relevant in 2013 to the overall context of the company's expenditures.

Social Investment Areas

IN R$ MILLION	2011	2012	2013
Culture	16.14	24.70	24.8
Sports	4.20	8.85	3.8
Education	1.03	1.20	1.2
Healthcare	ND	ND	5.5
FIA, AI 6% The AI6% Program aims to encourage employ , Donations	12.8	12	11.4
Heritage Preservation	ND	ND	0.12
Intelligent Energy Program	39.56	55.19	36.4
Total	73.73	101.94	83.23

ND - no data available These resources do not include projects undertaken by companies in which Cemig has a stake, such as Light and Taesa.

111

Social Investment Areas


7%
30%
1%
5%
57%
Education
Sport
Social Actions
Health
Culture

Origin of the Funds Invested


2%
38%
16%
44%
Grants
Tax Waiver
Employee
Own

The details for 2013 of these long-term programs follow, except for the Energia Inteligente ("Smart Power") Program, which is described in the item 'Power Efficiency'.

Sports Initiatives: Cemig invests in sports projects using its own resources and the incentive from the Sports Law. The Sports Incentive Law - Law 11.438/2006 allows companies to invest up to 1% of owed Income Tax on sports projects approved by the Ministry of Sports. In 2013, a total of R$ 3.8 million was invested in Sports, benefiting social recovery and citizenship, especially for children and adolescents, who will be able to practice sports and have the possibility of becoming athletes. Projects that were sponsored include football, water sports, rugby, paralympic athletics, running, tae-kwon-do, and volleyball. These initiatives have earned the company for the fourth consecutive year, the Corporate Sports Friend Award, which was created by the Ministry of Sports. Cemig was considered as the company that invests the most in sports in the Minas Gerais state.

The Versol Project, which works to promote social inclusion and citizenship of children and youth from low socioeconomic backgrounds by offering ways to socialize through sports and vocational courses, was instrumental for the recognition given to the reservoir of the Três Marias Hydropower Plant as a location for practicing sports and holding competitions. Initiated in 2010, the project is a partnership between Cemig, the Três Marias municipal government, and the Rumo Nautico Institute. It is coordinated by the Grael brothers. The project offers 230 opening per semester for children and adolescents ages 9 to 24, male or female, who are enrolled in a public school. Participants of the program take classes in sailing, kayaking, rowing, swimming, volleyball, and

112

113 SO5 other sports. They also take part in leisure activities. In addition, they learn about outboard motors, climate behavior, ecotourism, and biology. Cultural Initiatives: The cultural sponsorship policy is organized in two programs: ‘Cemig Cultural’ and ‘Filme em Minas’ (Cultural Cemig and Film in Minas) - Audiovisual Stimulus Program. Cemig collaborates with the State Department of Culture (MG) for the two initiatives, which ensures alignment with public policy, a strategic factor for assertiveness in the choice of projects to be sponsored and for the participation and continuity of related structured actions. The program involves projects related primarily to the following areas: Heritage, Literature, Museology, University Extension, Maintenance of Collections and Assets, Erudite Music, Regional Music, Integrated Arts Festivals, and Performing Arts. With regard to cultural sponsorships, Cemig utilized tax waiver laws, but also financed maintenance actions with its own resources through agreements to support the actions of the Estrada Real Institute and through a partnership with the State Department of Culture aimed at establishing the “Cemig Popular Art Center”, which is part of the “Praça da Liberdade Cultural Circuit”, a strategic initiative by the Minas Gerais state government. There were 24.8 cultural sponsorship projects in 2013, with investments of R$ 6.6 million from the Company’s own resources and R$ 18.2 million from incentive laws. Taesa Cultural Initiatives Taesa, a company in which Cemig owns a 43.36 % equity stake, in 2013 invested in the following projects under the Rouanet Act: A theatrical production: “Elis, the musical” entailing the design, production and performance of a musical with a libretto by Nelson Motta and directed by Dennis Carvalho. The plot narrates the story of the singer Elis Regina’s devotion to music. ‘A Menina Esqueleto’ [The Skeleton Girl] is the production of a family-oriented children’s show involving several artistic genres combined with theatre, such as contemporary dance, puppetry and multimedia. Initially 36 performances are planned, with affordable admission prices. The “Cultural Guide to the Costa Verde [Green Coast]” project involves a comprehensive survey of 100 existing cultural attractions located along the Costa Verde. These attractions will then be presented in a Cultural Guide addressed to visitors, which will be distributed without charge at selected strategic points throughout the state of Rio de Janeiro. The “Fado Tropical” project consists of producing and enacting a concert of classical instrumental music conducted by the singer Fafa de Belem, featuring the works of Brazilian and Portuguese composers and poets, performed by celebrated renowned Brazilian and Portuguese musicians. The “Symphonic Music” project consists in recording a show by Sergio Reis and Renato Teixeira to the produce a DVD entitled “Sincere Friendship, Live, in Rio de Janeiro.” The “Circus” project involves producing, editing and publishing an art book in three languages (Portuguese, English and Spanish) with photographs by Gustavo Malheiros about the tricks and routines of circus performers who appeared at the First International Circus Festival of Rio de Janeiro. Initiatives for the Preservation of Cultural Heritage: The Marmelos HPP, built in Juiz de Fora,

114 Minas Gerais, in 1889, was the first major hydroelectric project in South America. In 1980, Cemig bought the plant and in 1983 it was listed as a heritage site by the city of Juiz de Fora and converted into a cultural space. The Marmelos Zero Museum was built inside the plant and has been operated by Univesidade Federal de Juiz de Fora (UFJF) since 2000. The agreement between the UFJF and Cemig aims to enhance services for museum visitors, keeping it open to the public every day. In 2005, the plant won a second listing, this time granted by the Institute for the Historical and Artistic Heritage of Minas Gerais State (Iepha), which demonstrated the paramount importance of its conservation as an historic building. The place houses valuable documents from the late 19th and early 20th centuries, such as books of accounts and records of the first shareholders meeting of the Minas Gerais Energy Company, bills, old photographs, and draft blueprints of the plant. In 2012, it became necessary to overhaul the museum, which was thereupon closed to the public. In September 2013, the funding agreement between Cemig and UFJF for restoring the museum was signed. The project’s cost is estimated at about R$ 120,000. The work will be performed during the first few months of 2014. Rescue Program of Traditional Knowledge on the Use of Medicinal Plants - Renova Energia The program originated at the time of Renova’s startup with the goal of preserving traditional lore concerning medicinal plants, and compiling a record of local culture on the subject. It was initially undertaken as a prerequisite for implementing the program, but then expanded beyond its original scope, becoming a literary work that systematizes this knowledge and benefits the community. In 2013, the publishing project was carried out with a view to reinforcing the initiative of paying tribute to the people of the backwoods, the importance of their work and the lore they keep alive, and further, that all this knowledge contained in these keepers be valued and appropriated by the youth of coming generations. Museological Plan of the Alto Sertão da Bahia Museum (MASB) - Renova Energia The MASB is a regional museum that aims to identify, preserve and cherish the region’s memories and traditions by preserving both its tangible and intangible heritage. The museum was designed in 2013 in a participatory manner. More than 2,300 people took part in it, designing a layout of a regional museum featuring a central exhibition site and 10 satellite museums distributed over three municipalities, in what could be called a model of shared management. The process of identifying memories and traditions, fostered in the satellite museums, carries out the measures designated in the plan. Educational Initiatives: The Company’s principal educational project is ‘Cemig nas Escolas’ (Cemig in Schools), whose goal is to reach, within the space of 36 months, 4,000 teachers and 450,000 students attending 780 public schools throughout the state of Minas Gerais. The first stage of the project will address 188 municipalities located in the Jequitinhonha and Mucuri river valleys. The goal of this project born of a partnership between the State’s Department of Education and Cemig, is to encourage the responsible use of natural resources, encouraging new behaviors - both at the

115 SO5 individual and the collective levels - and to develop on school premises, measures intended to assure the efficient use of electricity. Donations: The amount of cash invested in donations refers to exemptions from electricity bills of social organizations, and funds transferred to the Children and Youth Fund, by both employees and the company. In 2013, 1,989 Cemig employees took part in the incentive program for donations to the Children and Youth Fund. Funds were allocated to 105 municipalities in order to benefit 191 institutions. The amount invested was R$ 1.3 million. Great diversity can be seen in the scope of activities of the various institutions benefiting from the program, encompassing the fields of education, job training and income generation, shelters and old age homes. Emphasis is placed on shelters for people with special needs, which make up 36.2% of all beneficiary institutions. The actual effects calculated include care for 27,600 children and adolescents throughout several regions of Minas Gerais State. Other institutions have benefited from the transfer made by the company to the FIA, which amounted to 4.17 million. As an example of the Donations item with its own resources, 1,149 social organizations received exemption from their energy bills totaling nearly R$ 6 million that could be spent for other purposes instead of paying the electric bill. Health: Regarding projects in health care, Cemig was a pioneer in Minas Gerais in supporting the Mário Penna Association’s project for expanding installed capacity, refurbishing and purchase of equipment for cancer treatment. Participation in Discussion Groups on Strategic Interests: Cemig’s participation in strategic interest focus groups is extremely wide-ranging, involving a number of areas important to the industry. Internally there are strategic efforts aiming at monitoring Brazil’s political landscape and track regulatory issues affecting the electrical power industry, in order to map risks important to the Company to mitigate threats, maximize opportunities for companies of the Cemig group, and notify the affected areas. Here are a few examples of positive results obtained during 2013, from the committees in which the company participates. They were attained thanks to Cemig’s institutional links to state and federal environmental agencies: Active participation in technical forums, especially in the Environmental Forum of the Electrical Power Industry (FMASE) enabled a contribution to be made to environmental legislation. Cemig directly participated in the review and updating of legislation relevant to environmental policy. Through its technical representatives in the Environmental Working Group of the Brazilian Association of Independent Power Suppliers (Apine), Cemig contributed to the drafting of the “Proposal for regulating the social and environmental aspects of projects in operation,” a document submitted to regulatory agencies intended to assure proper accounting and allocation of environmental costs during the operational stage of projects, especially aimed at minimizing the related financial risks. Cemig’s representatives, in cooperation with ABRADEE – Brazilian Association of Electric Power Distributors -- reviewed the Guide for Preparing Social and Environmental Reports for submission to the National Electric Power Agency (ANEEL).

116 EN14 ENVIRONMENT ENVIRONMENT In all its business operations, Cemig’s environmental performance is guided by its Statement of Ethical Principles and Code of Professional Conduct, its Environmental Policy, Biodiversity Policy and its Climate Change Commitments. These documents were drawn up in order to stress consistency between the Company’s strategic planning and management and sharing benefits with society in the regions it serves. The principles addressed in these documents are known and practiced by everybody who works at Cemig or on Cemig’s behalf. ENVIRONMENTAL STRATEGY The environmental strategy aims to balance the development, the environmental protection, the preservation of biodiversity, the rational use of natural resources and the compliance with the environmental legislation with the Business Mission and Vision and the Strategic Planning of the Company. In its formulation, the current and future risks and opportunities, the challenges, the medium and long-term scenarios and the expectations of the public with which Cemig interacts with are considered. The Socio-Environmental Adaptation program is multiannual and takes a transversal approach throughout Cemig. It is a tool that details the strategy on a tactical level, in which the strategic guiding points are established. Through a matrix or prioritization, the operation of the strategy is driven based on the definition of programs and initiatives with their respective responsibilities, actions, goals, objectives and allocation of resources. The prioritized socio-environmental programs and initiatives are duly correlated with the subject matter identified in Cemig’s strategic planning and in the materiality matrix, as for example: Biodiversity, Water, Management of Residues and Climate Change. The goals relative to these topics are demonstrated under the item ‘Strategy’ in this Report. Priority Matrix of Social and Environmental Programs and Initiatives All of the programs consider the real development of the relationship with a diverse public fundamental to the elaboration and execution of these projects through operating networks and building partnerships. Below is the environmental strategy and its tactical and operational breakdown.

117 SO1 EN12 Pillars Drivers Programs and Initiatives • Reinforce Cemig’s involvement in socioenvironmental issues • Minimize environmental risks to avoid fines, disputes, and lawsuits • Strengthen the sustainable company image • Preparing the company for future environmental issues • Conserving the ichthyofauna • Adequate waste management • Adequate vegetation actions • Climate change management • Peixe Vivo (Live Fish) Program • Premiar Program • Management of corporate goals to reduce greenhouse gas emissions, water, and electric energy • Carbon risk assessment in new enterprises • Relationship with the community and environmental bodies • Maintenance of Environmental Management Systems • Strengthening reverse logistics The implementation of the Social and Environmental Compliance Program is periodically monitored by the Social and Environmental Compliance Committee composed of representatives of Cemig’s boards. ENVIRONMENTAL MANAGEMENT The continuous management of the socio-environmental impacts of all of Cemig’s business is based on a robust system of identification, assessment and control of the impacts in all of the phases of its ventures – from the conception of the project to its operation. Cemig’s more significant socio-environmental impacts are related to the phases of installation of ventures and the activities of generation and distribution of the electric energy. The principal guideline of its socio-environmental interventions is to avoid the negative impact and, when this is not possible, to minimize or compensate its effects, duly monitored. Another guideline is to facilitate programs that will positively influence the regions of its activity, sharing values with society, searching for legitimate opportunities of contribution for environmental conservation and social development, taking into consideration the experience and participation of the diverse public with whom the Company has a relationship. Environmental Management System The Environmental Management System (SGA) enables adoption of best practices shown to minimize environmental risks and optimize operating costs. Acting preventively, it is designed to reduce environmental accidents, properly prepare employees for responding to emergencies, and becoming more assertive in following environmental strategy and fulfilling the commitments undertaken toward supervisory agencies. Compliance with SGA is achieved internally through certification according to ISO standard

14001/2004, or else through adoption of an Internal Management System called SGA Level 1, designed on the basis of the principles embodied in NBR ISO 14001/2004, both of them audited by outside certifying bodies. Irrespective of the implementation of the Environmental Management System, 100% of Cemig's activities must obey the minimum requirements of environmental suitability, which are governed by internal procedures and periodically audited by the Company's Internal Auditory.

The table below presents data on the coverage of Cemig's Environmental Management System, ensuring 100 % coverage of energy generated, transmitted and distributed to consumers:

COVERAGE OF THE ENVIRONMENTAL MANAGEMENT SYSTEM AT CEMIG			
Activity	ISO 14001	SGA Level 1	Minimum Requirements
Generation (Regarding generated MW)	52%	46%	2%
Transmission (Regarding extension of Cemig GT's transmission lines)	56%	44%	0%
Distribution (Regarding consumers)	12%	7%	81%

Minimum Requirements: They exist only in the areas where the EMS based on the ISO 14001 or the EMS Level 1 are not implemented.

In addition to the activities described above, the following corporate support areas are certified by the Environmental Management System (Cemig Level 1 – SGA L1 or ISO 14001): Logistics and Materials Management; Asset and Industrial Security; Procurement of Materials and Services.

Environmental Licensing

PG7 PG8

The compliance with Brazilian environmental legislation and the active monitoring of the discussions and proposals of their possible changes are practices that minimize the environmental risk associated to the business.A Term of Cooperation was signed in 2013 with the State Secretary of Environment and Sustainable Development of Minas Gerais to make the process of the environmental regularization of businesses of public utility that are geared towards the generation, transmission and distribution of energy and natural gas more efficient. This initiative leaded to important improvements in Cemig's daily environmental processes, helping in the optimization of the time elapsed in the processes of environmental regularization, without expense to the population and to the environment. Besides this, it improved the communication and the proximity between the involved parties.

In the tables below, the statuses of the two environmental licensing processes are shown:

Cemig Distribuição ("Cemig Distribution")

118

DOCUMENTS		STATUS	QUANTITY	VENTURES
Corrective Licensing	Corrective operating license	Obtained	1	75 Distribution Lines/ 47 Southern network substations
New License	Environmental Authorizations of Operation	Obtained	5	DL Santa Lucia 1 – Santa Lucia 4/LD Igarapé – Igarapé 2/Gafanhoto plant/Bragantina system
	DAIA - Authorizing Document of Environmental Intervention	Obtained	67	13 Distribution Lines and Substations/54 new Unique DAIAs for ventures of distribution networks
		Renovation	2	SubstationIbiraci/ Substation Piumhi 2
	Declarations of non-exchangeable licenses	Obtained	14	10 Substations/ 4 Distribution lines
	Environmental licensing	Obtained	3	LD Araçuaí 2-Itaobim/ LD Jaboticaubas – Pedro Leopoldo 3/Southern Network
		Renovation	'1	LD Araxa 2 - Jaguara

Cemig Geração e Transmissão ("Cemig Generation and Transmission")

119

DOCUMENTS		STATUS	QUANTITY		VENTURES
Corrective licensing	Corrective operating license	In analysis	22		Diverse ventures
		Obtained	1		Jaguara HPP
New licensings	Environmental Licensing	Exempt	10		Diverse ventures
	Granting of Hydroelectric use	In analysis	24	18 linked to Corrective operating license processes	
				6 linked to Corrective operating license renewal processes	
	Renovation of Corrective operating license	In analysis	10		

Cemig GT has 75.3% of its ventures duly licensed and 24.7% in the process of obtaining the respective environmental licenses, totaling 100% of regularity. Already Cemig D has 68.7% of its ventures duly licensed and 31.3% in the licensing process.

In 2013, Renova Energia obtained its first provisional license of seven solar energy plants with 30MW of power for each, totaling 210 MW of power, in the Bahian town of Caetité.

The ventures in which Cemig participates are in their construction phase such as the Belo Monte Hydropower plant and the small hydropower plants (SHPs) of Guanhães Energia. They have an installation license and they are complying with the environmental conditions foreseen in the respective licenses, duly taxed by the competent environmental bodies. Ibama has evaluated the implementation of the Basic Environmental Plan of Belo Monte and has considered 81% of the programs with adequate implementation, 16% with needs for adjustments and adaptations and 3% with pending issues.

In relation to Guanhães Energia, which consists of the implementation of the Dores de Guanhães, Senhora do Porto, Jacaré and Fortuna II SHPs, the development of 40 environmental programs to be carried out during the implementation and operation of the small hydroelectric plants is foreseen in the Environmental Control Plan – PCA, aiming to mitigate the impacts of construction and to stimulate the development of the affected regions. Below there is a brief description of two environmental programs in progress:

Fauna Rescue Project in the Cleaning of the Reservoirs

This project is constituted by a set of actions and measures that aim to mitigate the impacts generated from the vegetation destruction, which consists of the deforestation prior to the installation of the reservoirs. The activities of the project were carried out during the deforestation of

120

121 EN30 the reservoirs of the small hydro plants of Dores de Guanhães, Senhora do Porto and Jacaré. In the small hydro plant Fortuna II the activities have still not been carried out, since there was no deforestation in the area of the reservoir. Ichythyofauna Monitoring Programs (fishes) The monitoring of the ichthyofauna in the area of the ventures presents the following objectives: To follow on with the inventory of the ichthyofauna, to monitor the population dynamic of the most important species for fishing and to carry out the fishing diagnostics, to advance the knowledge about the diet of the fish of the region, to advance the knowledge about the reproduction and delineating actions for the conservation and the management of the ichthyofauna. The first campaign of the program was took place in January of 2010 and the activities are in progress. Until now, eight monitoring campaigns have been taken place. Applied Resources To meet all the legal obligations, to maintain the Environmental Management System and promote improvements in the processes and environmental initiatives, Cemig invested R$ 181.8 million in the last year, 19.7% more than in 2012, with 71% of this variation due to the rise of investments in new ventures. The prioritization and the allocation of the resources is revised periodically by the Environmental Suitability Committee, in accordance with that explained in the Environmental strategy section. The amount invested is subdivided into resources applied in Environmental Management and in New Ventures, according to the graph below: Amount (R$ million) 2013 52.9 128.9 2012 60.9 91 2011 53.8 53.7 2010 54.3 26.4 2009 60.7 27.7 0 20 40 60 80 100 120 140 160 180 200 220 240 260 Environmental Management New Ventures In Environmental Management, R$ 52.9 million were invested: R$ 558,300 in waste management, R$10 million in R&D Resources from Law No. 9,991/2000 and the remaining R$ 42.4 million were used in investments and diverse expenses, including prevention measures and pollution control. Some R$ 11.7 million were invested in the environment by the Consortia in which Cemig participates. As an example, in 2013, the construction of six containment systems against mineral oil leakages in Cemig Distribuição’s Electric Substations (ES) was concluded. The prioritization and the allocation of resources for carrying out the works were based on environmental variables and on the electric system. They played a part in the inventory of the works that covered all of Cemig D’s substations. The resources applied in new ventures refer principally to the construction of the Belo

Monte, Santo Antonio Hydroelectric Plants and the SHPs of Guanhães Energia.

MATERIALS

EN1

In the table below the materials of greater use and of operational relevance in the Company and their respective consumptions are shown, all from a non-renewable source:

YEAR	TRANSFORMERS FOR DISTRIBUTION (UN)	CONCRETE POSTS (UN)	CABLES (M)	CABLE (KG)	METERS (UN)	PUBLIC LIGHTING (UN) COMPOSED OF RELAY LAMPS, REACTORS AND LIGHTS
2009	14,978	46,663	7,947,761	2,441,632	149,169	757,425
2010	9,623	38,509	8,568,304	1,546,142	383,645	2,124,812
2011	7,138	36,729	9,941,812	2,038,986	761,259	1,094,624
2012	13,393	49,001	11,915,226	2,606,570	548,993	744,091
2013	14,209	52,243	10,795,817	2,684,791	843,185	734,429

There was a slight growth in the consumption of some items in relation to the year of 2012, due to the investments carried out by Cemig D in the preparatory works for the events of the 2014 FIFA World Cup and the 2013 FIFA Confederations Cup and also to supply the final works of the Distribution Development Plan – and of the Substitution Program of Obsolete Measures, which took 600,000 items of equipment out of use. These initiatives contribute directly to the improvement of the electric system, reducing the interruptions and consequently improving the indexes of energy quality (DEC/FEC) and of the satisfaction of Cemig's clients.

Residues

EN2 EN22 EN23

Waste management at Cemig prioritizes the prevention and control of pollution from the progressive reduction of waste generation to its environmentally adequate final disposal in a manner that complies with the environmental legislation. All of the stages of handling, conditioning, storage and final destination are duly audited.

The large quantity of equipment that are substituted annually in Cemig's electric system, as well as the intensive use of isolating mineral oil in their electrical equipment, concomitant to the need of continuous monitoring and suitable final disposal, avoiding leaks and spillages are factors that make Cemig consider the management of residues as a relevant aspect as shown in the Company's materiality matrix. The Reversal Logistics and final disposal are carried out by a certified area in the Environmental Management System – Level 1, which receives the wastes, which are duly identified, separated and conditioned by the areas where they are generated 32,711 tons of residues of non-usable tons were transferred to the final disposal, with 32,443 tons being

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 disposed of or recycled (99%) and 268 tons (1%) were co-processed or incinerated. The revenue obtained with the sale of residues reached R$ 8.9 million, representing an increase of approximately 6%, in relation to the revenue from the previous year. The main sold residues were cables and wires, posts, metallic balers and distribution transformers. In relation to 2012, an increase of 22% in the disposal of residues is highlighted, with posts, distribution transformers, diverse oily residues and crossbeams being the items that most contributed to this variation. This increase is related to the modernization of Cemig D’s system, as it appears in the Investments in Transmission and Distribution,of the chapter about Strategy. Of the total of destined oily residues, 112.9 tons of insulating mineral oil were re-generated and re-used by the company. This measure, besides providing environmental benefits, such as the non-generation of contaminated residues, has provided Cemig with an avoided cost of approximately R$ 898,000, only considering the figures for purchasing oil, without considering the costs for the final waste disposal. In relation to the residues permeated with oil, a reduction of 31% in relation to the previous period is observed, due to the greater control in the activities of the maintenance of equipment, which contributed directly to the R$ 117,700 reduction of final disposal costs. There weren’t any significant spills and leakages in 2013. Final Disposal of Residues (t) 40,000 35,000 30,000 32,443 25,000 20,000 26,319 15,000 10,000 15,739 5,000 0 8,308 254 232 459 268 2010 2011 2012 2013 Disposal, recycling or regeneration Incineration and co-processing Dangerous and Non-Dangerous Residues (t) 40,000 35,000 31,311 30,000 25,572 25,000 20,000 15,000 10,000 5,000 1,212 1,400 0 2012 2013 Dangerous Residues Non-Dangerous Residues There was no disposal of residues contaminated by PCB 123

Polychlorinated biphenyls were used as insulation for electrical equipment.See:http://www.mma.gov.br/port/conama/processos/30BB387D/GuiaPCB_VersaoFinal2.pdf in 2013. The electric equipment contaminated with PCB, when taken out of operation, will be sent for decontamination or thermal destruction through the contracting of a company licensed for the execution of this service.

MANAGEMENT OF NATURAL RESOURCES

Energy

EN18 PG8 EN3 EN4 EN5 EN18 EN29

Cemig has defined a medium term corporate goal to reach by 2020. It is to reduce total electric energy consumption1 by at least 4%, using consumption in 2011 as a reference. In this way, the Company intends to improve its management of natural resources, in addition to contributing to the corporate strategic objectives of increasing the efficiency of operational assets and guaranteeing sustainability. In the table below Cemig's direct and indirect energy consumptions are shown, as well as the variation of this consumption in relation to the previous period.

TOTAL ENERGY CONSUMPTION (GIGA JOULE – GJ)								
Year	Electric energy	Variation in relation to the previous period (%)	Fuel for fleet, Emergency Generators, Equipment and machines	Variation in relation to the previous period (%)	Fuel for Thermal Plants	Variation in relation to the previous period (%)	TOTAL	Variation in relation to the previous period (%)
2009	165,030	nd	234,015	nd	821,181	nd	1,220,226	nd
2010	167,735	+1.64	219,146	-6.35	291,481	-64.5	678,362	-44.4
2011	168,740	+0.6	202,931	-7.4	101,315	-65.24	472,986	-30.27
2012	159,345	-5.57	183,195	-9.72	545,986	+438.9	888,526	+87.85
2013	157,487	-1.17	171,896	-6.17	1,923,927	+252.37	2,253,310	+153.6

The variation in the total energy consumption was 153.6% greater than the previous period, principally due to the fuel consumption by the Igarapé 増

UTE Igarapé has its energy dispatched to the National Interconnected System in accordance with the demand and necessity of the National Electric System, which is controlled by the National System Operator - ONS.

Thermal Plant, which has passed through a revitalization process since 2008, and was in commission phase of equipment. The electrical energy consumption went down by 1.17% in relation to 2012, contributing positively to the achievement of the corporative goal. The fuel consumption went down by 6.17%, representing an avoided cost of approximately R$ 863,000 for the Company. This reduction was principally due to the practices of Cemig's Fleet Management, which substituted 274 vehicles previously supplied

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with common diesel for Diesel S-10 http://nxt.anp.gov.br/nxt/gateway.dll/leg/resolucoes_anp/2013/dezembro/ranp%2050%20-%202013.xml, to the reduction and optimization of transport lines of employees and the results obtained with the Fleet Monitoring System, installed in 2012.

The average efficiency of the thermal plants (UTE) in 2013 was 23.38% and 26.10%, for UTE Ipatinga and UTE Barreiro, respectively. In the Igarapé UTE, it was not possible to determine its efficiency, because it was at equipment commission phase.

The table below presents Cemig's installed capacity and net capacity of electric energy, according to the different generating sources. It is highlighted that 99.4% of the energy generated came from non-greenhouse gas emitting sources.

EU1 EU2 EU30

CEMIG'S GENERATOR PARK								
Source	Cemig's installed capacity - MW				Net Generation - MWh			
	2013	%	2012	%	2013	%	2012	%
Hydraulic	6,639,033	96.6	6,513,951	96.6	26,635,887	97.6	37,925,473	98.6
Thermal – combustion fuel	131,000	1.9	131,000	1.9	167,506	0.6	23,115	0.1
Thermal – processed gases	52,900	0.8	52,900	0.8	312,665	1.1	391,363	1.0
Wind	48,804	0.7	48,784	0.7	183,412	0.7	128,849	0.3
TOTAL	6,871,737	100.0	6,746,635	100.0	27,299,470	100.0	38,468,800	100.0

Water

EN9 EN25

The State of Minas Gerais has one of the biggest hydric reserves in Brazil, which contributed to the formation of Cemig's generator part predominantly composed of 63 hydroelectric plants that manage 2,148.5 km^2 of reservoirs, totaling 6,639,033 MW, representing 96.6% of the Company's installed capacity. Besides being the main raw material for the electricity production, water is sensitive to climatic variations, variable to the consequences of the exploration of other natural resources, it is rather impacted by the anthropic actions and is subject to the regulatory environment, which makes the management and conservation of this resource be an aspect of high relevance for the Company. It is highlighted that in accordance with the information made available by the United Nations Organization – UNI and by the National Water Agency - ANA, no plant belonging to Cemig is located in an area of hydric stress.

Fully guaranteeing the regularity in relation to the uses of the hydric resources, the grants linked directly to the generation of electric energy are linked to technical studies of the venture, taking into account the regularized flow, characteristics of the reservoir and of the busbar. Cemig carried out

125

126 EU21 the management of 209 processes of the use of hydric resources that are related to all of the Company’s activities, 40 new processes of the registering of insignificant use and 169 processes of granting were administered. Visit the map with the location of Cemig’s grants here. The management of hydric resources in Brazil, according to that established in the National Policies and the State of Hydro Resources is discussed, prioritized and negotiated with the participation of public power, of the civil society and water users. Cemig, as a great user of water for the generation of electric energy, acts actively in the collegiate of decisions and regulatory fora of this Policy, monitoring and proposing more suitable decisions for the electric sector conciliating with the multiple uses of the basins. It actively participates in all of the fora dedicated to hydric resources in their area of activity, such as the National and State Council of Hydric Resources, Hydrographic Basin Committees, Technical Chambers and Labor groups. With an activity geared towards Minas Gerais, Cemig is a member of the 20 state committees of the Hydrographic Basin and of six federal committees. It is also part of the Brazilian Association of Generator Companies of Electric Energy – Abrage, where it acted in 2013 as the coordinator of the Labor Group of Hydric Resources. For additional Details about Cemig’s institutional participations, access here. Hydrometeorological Monitoring Cemig carries out a series of initiatives related to water quality and quantity that enable the accurate management of possible impacts to its business. As a preventive measure, the Company invests in practices that provide greater security in view of the diverse possible scenarios, using modern equipment and techniques such as the Storm Location System (SLT), Telemetry and Hydrometeorological Monitoring System (STH), mathematic models of hydrological simulations, weather and climate forecasts, and the revitalization of its hydroelectric program. Currently, Cemig operates a hydrometeorological network with 241 monitoring stations, which includes 95 for monitoring rain, 68 for river flow rates, 37 for tracking reservoir levels, 41 weather stations that monitor rain, temperature, air humidity, wind speed and direction, solar radiation, and atmospheric pressure. These stations are distributed in strategic locations in the states of Minas Gerais, Goiás, and Espírito Santo. Their data is received in real time in the headquarters in Belo Horizonte. The Radar acquired by the Company in 2011 is a primary instrument for expanding assertiveness in hydrological forecasts and enables greater security for the public and for the operation of its hydroelectric enterprises. More information under the item, Climate Changes. Click here to know further details. Reservoir Management When drafting the Operating Instructions for its reservoirs, Cemig considers environmental, social, and flood control restrictions, which are respected when operating decisions are made for its hydroelectric power plants. Cemig continues to invest in research and technology, in search of better actions to minimize risks related to silting in reservoirs, deviations in weather forecasting, and loss of physical warranties of SHPs due to decreases in water availability. One of the existing control measures is Cemig’s participation in the Energy Reallocation Mechanism, which serves to share hydrological risks: hydropower plants in situations with high inflows and generations transfer energy to hydropower

127 plants in situations with low inflows and generations. This participation frees the Electric System National Operator (ONS) to dispatch the plants and ensure compliance with Cemig’s energy sale commitments. In addition, actions related to reservoir operating regulations were planned in order to ensure water availability at the quality and quantity needed for all uses in the watershed. Cemig evaluates scenarios related to potential conflicts with stakeholders such as the impacts of prolonged periods without rain possibly leading to an increase in competition between the energy sector and other users, and flooding caused by excessive rain. Annual dam safety exercises are composed of field inspections, collection and analysis of instrumentation data, planning and monitoring maintenance services, analysis of the results, and classification of civil structures. The vulnerability of each dam is automatically calculated on an ongoing basis and is monitored by the Dam Control and Safety System (Inspector). The system was developed in an R&D project and incorporates georeferencing tools, which enable an overall analysis of the behavior of each dam to monitor deterioration. Cemig was a pioneer in Brazil in developing emergency plans for dam breaks and began research on the the subject in 2003. Currently, the Company has specific emergency plans available for each dam. The Company adopts two effective ways to anticipate possible conflicts with stakeholders. The first is its participation in Watershed Committees, Technical Councils, and Working Groups, and the other is the deployment of the Proximity Program (see more details in the chapter Community). In these settings, conflicts and alternative discussions are identified, and actions are agreed upon to minimize impacts. Monitoring Water Quality In order to minimize the risks associated with the water quality in its reservoirs and in order to evaluate the impact of its activities, Cemig regularly monitors a network covering the major watersheds in Minas Gerais. It includes 43 reservoirs and more than 200 stations for collecting physical, chemical, and biological data. The results obtained through nine specific parameters are used to calculate the Water Quality Index (IQA), which indicates the degree of water contamination in rivers and reservoirs by organic materials, nutrients, and solids, normal indicators of pollution associated with household waste disposal. The table below shows the WQI data for Cemig’s main hydropower plants, average annual results for 2013:

HYDROPOWER PLANT	WATER BODY	IQA	QUALITY LEVEL	RANGE
Irapé	Jequitinhonha	78.25	Excellent	90 < IQA ≤ 100
Volta Grande	Grande	81.00	Good	70 < IQA ≤ 90
Nova Ponte	Araguari	75.60	Average	50 < IQA ≤ 70
Salto Grande	Rio Santo Antônio	70.45	Poor	25 < IQA ≤ 50
São Simão	Paranaíba	71.77	Very poor	0 < IQA ≤ 25
Cajuru	São Francisco	80.53		
Piau	Piau	71.41		

To deploy the system that calculates the Water Quality Index (IQA) of Reservoirs, studies were carried out to determine the weights and parameters that should be set for monitoring water quality in 2014. IQA calculations will give results that are more representative and reflect the actual conditions of the Company's reservoirs.

The Company is conducting two research and development projects in partnership with UFMG, UFLA, Cefet, and PUC Minas to study the Biotic Integrity Index, which will enable methodological innovation in monitoring water quality in its reservoirs.

An extensive database (called Siságua) is available on the Internet that serves to share microbiological, chemical, and physical data of the aquatic ecosystems where the Company's enterprises are located with the community.

Cemig transferred R$ 2.7 million to the Technological Center Foundation of Minas Gerais (CETEC) and to Unesco - Hidroex to improve monitoring and water quality studies. One of the main objectives of the partnership is to develop research that aims to reduce economic and environmental impacts caused by invasive species like the golden mussel. Since 2002, Cemig, Cetec, and other institutions have collectively conducted studies and socioenvironmental education campaigns aimed at preventing the proliferation of the golden mussel. Over the years, the Company has invested more than R$ 8 million on studies related to the mollusk, and created the Bioengineering Center for Species Invading Hydropower Plants (CBEIH) under its leadership. Currently, the CBEIH is responsible for monitoring 51 stations located at reservoirs and provides decision-making support in relation to the invading species irresponsibly introduced in Brazil. Visit www.cbeih.org.

For information on financial compensation and amounts paid by Cemig in 2013, access here.

EN8

Water Consumption and Effluents

EN9

The total water consumption for administrative purposes at Cemig was 521,626 m³, which includes water from the public water supply, surface collection, and wells, as shown in the chart below

128

129 The administrative water consumption values for 2012, 2011 and 2010 were corrected and only consider actual consumption and not invoiced consumption. Administrative Water Consumption (m3 ) 1,100,[(() 1,000,[(() 900,[(() 800,[(() 700,[(() 600,[(() SOO,CXXJ 400,[(() 300,[(() 200,[(() 100,[(() 2009 2010 2011 2012 Effluents generated rn admrnrstratrve unrts are drsposed of in the publrc disposal system or in controlled septrc tanks,and do not have any dr rect impact on watercourses. lndustrraI actrvrty to generate energy rs not representatrve of consumptive use of water. Therefore, it is not counted rn total water consumption. In 2013, 417,301 m3 of sanitary effluents were generated 2013 Generation of domestic effluents calculated according to the water return to sewer ratio = 0.8, according to NBR 7229. Industrial water consumption used to coai thermal power plants totaled 791,860 m3. Thrs consumptron was 13.6% lower than the previous year. The Company's thermal power plants do not generate effluents. The productrve process at the Barrerro HTP and lpatinga HTP involves the recrrculation of water used,while at the Igarapé HTP, the water returns to the watercourse after rts use. The supply sources for water include surface collectron and the publrc water supply Industrial Water Consumption (m 3 ) 1,000,[(() 900,[(() 800,[(() 700,[(() 600,[(() SOO,CXXJ 400,[(() 300,[(() 200,[(() 100,[(() 2009 2010 2011 2012 Total water consumption at Cemig totaled 1,313,486 m3, accordr ng to the rnformation dr splayed in the graph below 2013

Total Water Consumption (m³)



Well
Surface collection
Public water supply

1.2 PG7 PG8

BIODIVERSITY

> Hotspot: term defined by the English ecologist Norman Myers in 1988 that indicates priority areas for conservation, with high biodiversity and threatened in high grade on the planet. In Brazil there are two hotspots: the Atlantic Forest and Cerrado. Information:http://www.conservation.org.br/como/index.php?id 8

Cemig operates in two main terrestrial hotspots - the Cerrado and the Atlantic Forest, and in 2,148.5 km2 of fresh water, biomes threatened by human intervention and that require effective preservation and conservation measures. The main environmental impacts of the Company's business in these environments are related to fish communities that inhabit the watercourse where company enterprises are located and the coexistence of arboreal vegetation on electric transmission and distribution lines. The Company's Biodiversity Policy formalizes the importance of these conditions to the company. More information on the initiatives and results are given in the items below.

The actions developed by the socioenvironmental programs 'Peixe Vivo' (Live Fish) and 'Premiar', which are the main programs established in Cemig's environmental strategy. The aim of these programs is to minimize risks and costs, especially in relation to environmental fines and interruptions in the generation and distribution of energy.

Peixe Vivo

EN12 EN14

Due to the large number of power plants managed by Cemig in its energy matrix, there is a heavy impact on ichthyofauna in aquatic biomes, and consequently, on the economic activities linked to fishing where these projects are located. These impacts are a concern for the environment, so the Company has placed controls and given significant attention to the issue. It is even one of Cemig's strategic drivers. As the main environmental program linked to the strategic environmental pillar, "Management of impacts on biodiversity", and its respective driver, "Save the Ichthyofauna," the Peixe Vivo Program has been around for 6 years and has made significant achievements in relation to its initial objective, which was to contribute to the conservation of fish populations in watersheds where Cemig's reservoirs are located. Among the most relevant results, one that stands out is the consolidation of studies, research, experiments, and positive and negative experiences in a robust database that contributes to and ensures greater environmental safety in operations with drainage and machine start-ups at the Company's power plants. Since its deployment, the actions developed

130

131 by the program have enabled a 77% reduction in the total of dead fish at power plants, which avoids interruptions in the generation of energy or possible fines due to environmental damage. In 2013, Cemig invested around R$ 11 million on research projects and management actions. The program was a finalist in the Green Project Awards Brasil 2013, under the category “Products or Services”. There are 168 collaborators in the 18 projects in the program’s portfolio. These people are researchers, undergraduate students, master’s and doctorate-level students who comprised, or currently comprise, research teams that have disseminated 170 technical papers. Also in 2013, a highlight was the low quantity of fish rescued, approximately 480 kg of fish, which is 92% lower than the average in previous years (6,232 kg). This low number is due in part to the efforts to carry out activities with greater environmental safety, as well as the low abundance of fish detected when monitoring took place this year near the outflow channel of the plants. According to the graph below, the affected biomass Biomass from dead fish (in kg) due to direct impacts cause by hydroelectric power plants in 2013 was 2,360 kg, a total quantity 25.8% lower than in 2012. Number of Fingerlings (thousand) 2,000 1,800 1,600 1,400 1,200 1,404 1,000 800 600 910 805 400 524 525 200 0 2009 2010 2011 2012 2013 Affected Biomass (kg) 3,000 2,700 2,400 2,100 1,800 1,500 1,200 900 600 300 0 2009 2010 2011 2012 2013 Around 1.4 million fingerlings, totaling 19 tons, were released in 67 fish restocking operations, which included the participation of 2,570 people from local communities in 42 municipalities. Given the growing interest of stakeholders in the medium term, the program aims to enhance the process of monitoring the efficiency of this management action by further developing the projects. For

132 EN15 EN13 EN14 EU13 EN12 EN11 example, there are plans to mark the released fish physically and genetically for scientific reasons. The program publishes a biannual report of the projects underway, results, and targets reached. It also informs stakeholders of its main activities carried out during the year. For more information about the program, click here. Vegetation Management By being the largest electricity distributor in Brazil, in terms of power lines and networks, Cemig understands the critical nature of the interference of electric networks on vegetation and prioritizes its actions to minimize risk of disconnections and power outages when carrying out sustainable actions to control vegetation. Launched in 2009, the Special Program for Integrated Management of Trees and Networks (Premiar) has the following objectives: Facilitate a strong partnership between concessionaries and public authorities in the search for solutions to make networks and trees compatible Promoting innovation in handling techniques for trees and networks in a sustainable manner, and the professionalization of related activities Improve the quality of supply of electricity through the maintenance and continuous improvement of arboriculture management actions To further Premiar’s actions, Cemig has partnered with Belo Horizonte and Contagem Municipalities, where specialized arborist professionals meet the demands required to establish the best vegetation management, by indicating and approving pruning and cleaning services for easements in the networks and distribution lines. One of the main actions of the program was the development of a system to manage handling activities. This system, namedGeoárvores, includes modules to manage tree pruning, removal and planting services and has been integrated as a tool and company database for handling management. The Program carries out the removal of trees that pose a risk to the community and the electrical system, and subsequent planting of seedlings of appropriate species into the urban environment, contributing directly to reducing the cost of system shutdowns and improving quality indexes and consumer satisfaction. Cemig has 27% of the installed network protected. 2,153 tree removals and749 plantingswere carried out in 2013.The small number planted is related to the intense drought that occurred in 2013 in Belo Horizonte, but historically in the program, the number planted has exceeded the number removed. An important indicator of the effectiveness of the program is the reduction of the influence of electric power outages caused by trees. Of the total outages in the 2007/2008 period, before Premiar program creation, about 20% were caused by trees in Belo Horizonte, as compared with 15% in the 2012/2013 period. In the current 2013/2014 cycle, this indicator already shows further improvement, confirming the stability of the procedures implemented.

133 Interruptions in the Power Grid due to trees in the Belo Horizonte Network 1,900 1,800 1,700 1,600 1,500 1,400 2007 / 2008 / 2009 / 2010 / 2011 / 2012 / 2008 2009 2010 2011 2012 2013 In another line of work, in partnership with Belo Horizonte Municipality, Cemig is carrying out an inventory of urban arboriculture in the municipality, obtaining data regarding the quantity and characteristics of trees present in parks, medians, sidewalks, rolling tracks and internal plots, as well as a risk assessment of existing trees. 177,139 trees of 382 registered species have been inventoried. With the proposition of discussing good arboriculture practices, besides enhancing the work of professionals involved in urban planning, power distribution and arboriculture, Cemig is promoting an arboriculture tour that traverses cities in Minas Gerais state. Seven events, involving various public figures linked to environmental management, were held. The Tour provides the opportunity to present and discuss best practices and procedures for tree planning in the urban environment. The circuit provides the opportunity to present and discuss the best practices and procedures for planning of trees in the urban environment Since March 1999, the Company has adopted the Protected Distribution Network – PDN as a minimum standard of urban assistance, in definitive substitution to the bare conventional networks, becoming the pioneer in this practice in Brazil. Currently, Cemig has 27% of all protected distribution networks. Cemig has recovered approximately 800 hectares of riparian vegetation surrounding its reservoirs, in partnership with landowners in permanent preservation areas. As an example, Cemig recovered the flora of the Pau Furado State Park, in Uberlândia and Araguari cities, as a measure to compensate for the construction of Avantiguara - Prata 1 Transmission Line, where native seedlings were planted.Cemig currently holds morethan 5,000 hectares of protected areas in its environmental reserves. For information regarding Environmentally Protected Areas, the production of seeds and seedlings and other information regarding biodiversity for Cemig, visit here. Integrated Vegetation Management experiments in São José dos Salgados and Juiz de Fora are in development, through R & D projects. In 2013, these experiments showed results pertinent to compliance with the stated objective, namely that of managing vegetation along Transmission Lines and improving the coexistence of vegetation and the electrical system. It may be observed that selective control over large sized trees provided security for the electrical system and shrub, grass and small tree maintenance, preserved the soil, prevented erosion and provided a habitat for wildlife in the region.

134 Network Modification in the Serra do Brigadeiro Park: The work at Serra do Brigadeiro Park, comprised of the conversion from conventional monophasic Rural Distribution Network (RDN) to protected monophasic RDN, has been concluded. One of the main objectives of this work was the protection of the Muriquis, an endangered primate species, against accidental electrocution due to contact with the electrified network. The protected network does not eliminate the risk entirely, but aids in reducing it. The projects, to shield lines and networks, and regularization of easements seek to avoid accidents with animals in parks and minimize interruptions by contact with trees and/or fires, thus directly contributing to reducing DEC/FEC indicators. Whenever Cemig and participating companies carry out new ventures, studies are conducted to identify endangered species of flora and fauna. As an example of this activity, charts of endangered species in the Eolics Complex Alto Sertão I and II ventures, carried out by Renova Energy, are presented below. Fauna SCIENTIFIC NAME POPULAR NAME RISK LEVEL IUCN (2013) HABITAT Penelope jacucaca Jacucaca Vulnerable Caatinga, gerais and estacional Phylloscartes roquettei Cara-dourada Endangered Estacional Arremon franciscanus Tico-tico-do-são-francisco Near threatened Caatinga and estacional Gyalophylax hellmayri João-chique-chique Near threatened Cerrado e Caatinga Herpsilochmus sellowi Chorozinho-dacaatinga Least concern Caatinga and Cerrado Leopardus pardalis Jaguatirica Least concern Caatinga, gerais and estacional Panthera onca Onça-pintada Near threatened Estacional Puma concolor Onça-parda Least concern Caatinga and Estacional Leopardus tigrinus Gato do mato pequeno Vulnerable Caatinga, gerais and estacional Flora

135 PG7 EC2 SCIENTIFIC NAME POPULAR NAME RISK LEVEL IUCN (2013) HABITAT Amburana cearenses Umburana macho Vulnerable Caatinga Anadenanthera colubrina var. cebil Angico Least concern Caatinga Arrojadoa dinae Cacto rabo de raposa Near threatened Cerrado Cedrela odorata Cedro Vulnerable Mata Estacional and Caatinga Lafoensia pacari Pacari Least concern Cerrado Micranthocereus polyanthus Cacto Endangered Caatinga Pereskia grandifolia Quiabento Least concern Caatinga Pterogyne nitens Madeira nova Near threatened Caatinga Tabeluia impetiginosa Ipê rosa Least concern Cerrado, Mata Estacional Tacinga inamoena Palmatória Least concern Caatinga Zeyheria tuberculosa Bolsinha de pastor Vulnerable Caatinga For information about the intersection and proximity to developments in Environmentally Protected Areas, visit: the microsite of the Verde Minas Program. CLIMATE CHANGE Cemig’s activity in relation to climate change is part of its business strategy to lead the worldwide electric power industry in relation to sustainability. Within this corporate vision, the company pays special attention to the development and consolidation of a predominantly renewable energy matrix, in identifying potential risks and opportunities to its business and in finding solutions to adapt and mitigate the potential effects that may impact them. Examples of such solutions are described in the CDP questionary. Cemig’s commitment to climate change, expressed in the document approved by the Executive Board of the Company defines its key initiatives and ways of working. Carbon Disclosure Project - CDP Much more than a story, a management tool Cemig has fully responded to the CDP Climate Change disclosure questionarysince 2010. In a setting of growth in the level of information and consistent initiatives in carbon management, the CDP is a management tool that enables Cemig to identify improvement opportunities and implement measures referenced by the best practices globally reported. The Company was recognized by the CDP for the second consecutive time as one of the ten Brazilian companies that excelled in “Transparency” of disclosure related to climate change. The selection of the ten companies took into account the level of detail and

136 1.2 quality of the answers related to a set of criteria, such as risk management and climate change opportunities, commitment to mitigation and initiatives to reduce Greenhouse Gas emissions. To access all reports to the CDP, visit:http://cemig.infoinvest.com.br/enu/s-16- enu.html?idioma=enu In 2013 the company won 1st place in theET Carbon Ranking Leader Awardby theCarbon Ranking ET Brics 300 (Environmental Investment Organization- UK), a ranking which assesses greenhouse gas emissions, transparency and reliability of the data of Brazilian Indian, Chinese and Russian corporations. It was also featured for selection, for the fourth consecutive year, for inclusion in the BM&FBovespa’s ICO2 Carbon Efficiency Index. Equally significant was Cemig’s participation in the United Nations Climate Change Conference, COP 19, in Warsaw, Poland, presenting its corporate strategy to meet the challenges posed by climate adaptation on the“Adaptation: 21st century’s challenge for the business sector” panel. Risk Management and Climate Opportunities Cemig invests in practices that place it in a situation of greater security, in the face of multiple scenarios of potential risks related to climate change. Regarding minimization of physical climate risks, the company uses modern techniques and equipment, such as Storm Location System (SLT), Telemetry and Hydro-meteorological Monitoring System (THS) and various Mathematical Models for Hydrological and Climate Forecasting Simulation. Cemig uses a modern meteorological radar, which allows for a higher level of confidence in predicting the intensity and location of storms, lightning and winds, directly resulting in more targeted and effective performance by line and network teams in rebuilding the electrical system in the event of power interruptions due to meteorological causes.Cemig has a research project underway that will enable the development of a performance indicator for the weather radar, measuring its effective availability for use in the company’s activities, and for society. The Company continues to work in strategic research and development projects that evaluate the impact of climate change on the “physical assurance” of hydroelectric plants, projected for completion in 2014, and is also involved in other research projects focused on its activities that are impacted by weather conditions, such as studies of the satellite monitoring of fires and its impact on distribution and transmission lines (concluded in December 2013), monitoring and predicting the occurrence of electrical discharges in the atmosphere and research to improve monitoring severe weather by meteorological radars (expected to be concluded in 2014). Regarding regulatory risks, the main risks are related to the needs of adaptations, and the costs of operations in modified regulatory scenarios which, in the medium term, do not require major structural changes or a new business strategy. The Company monitors and, if necessary, proposes regulations more appropriate to the energy sector, aiming at the lowest adaptation cost and management of likely changes. It also participates in institutionalbusinessdiscussions andthink tanksthat support decision-making at a national level, such as the CTClima Forum of the Brazilian Business Council for Sustainable Development. A significant opportunity envisioned by Cemig is the growth and diversification of its renewable matrix by Renova, a key corporate tool to enable feasible to large-scale projects, using renewable energy sources. Thus, offering a diverse renewable matrix, with risks and costs controlled and low GHG emissions, the Company consolidates its strategic vision and competitive advantage in the electricity sector.

The details and more information about Cemig's carbon management can be accessed on the Company's response to the CDP 2013 at http://cemig.infoinvest.com.br/enu/s-16-enu.html?idioma=enu

Promoting the Use of Renewable Energy Sources

EN6

Defined as a corporate strategic driver, promoting the use of renewable energy sources is also geared to promoting greater diversification of generators, with new generation sources: wind, solar and other possibilities indicated by the Company's research andinnovation. Cemig's entry into controlling block of Renova Energia (detailed in the 'EnergyAlternatives'itemin Strategy chapter) reinforces this position.

Recent R&D projects present results that can be used on a large scale by the Company in the medium and long term such as i) the generation of electricity in solar plants connected to the electrical system, know-how being innovatively developed by Cemig through Solar Power Plant projects in Sete Lagoas and Solar Mineirão (project already underway), ii) smart grid implementation, on an experimental basis, in the city of Sete Lagoas.

For more information about Cemig's R&D, visit http://www.cemig.com.br/en-us/Company_and_Future/innovation/Research_and_Development/Pages/research_and_development.aspx

EMISSIONS

EN16 EN17 EN19 EN20 EN29

In 2013, 146,101 tCO_2e were directly emitted by Cemig, representing 1.8% of the total greenhouse gas emissions of the Company.

The emitting sources of Cemig's GGE calculated in Scope 1 are:

137

138 SCOPE 1 - SOURCES O F ATMOSPHERIC EMISSIONS Fuel consumption of the corporative fleet Consumption of aircrafts and small vessels Emergency generators Fuel used in the start up of the UTE Barreiro - processed gas thermal plant Fuel used in the UTE Igarapé Machines and equipment SF6 emissions from the electrical equipment Fertilizers used in the production of seedlings and plantations Fuel used in forklift trucks and cranes The Scope 1 emissions increased comparatively in 2012 because in 2013, there was an elevated consumption of fuel in the commissioning of the equipment at the Igarapé HPP. This equipment had been out of operation for the last three years. The intensity of direct emissions from Cemig in 2013 was 0.005492 tCO2e/MWh, a value 29.6% smaller than that established as a goal1 by the Company. In relation to the indirect emissions, Scope 2, 608,251 tCO2e were emitted, which represents 7.2% of the Company’s total emissions. Of this total, 99.3% refer to emissions attributed to the energy losses in the electric energy transmission and distribution systems. It is worth highlighting that Scope 2 is strongly influenced by the emission factor http://www.mct.gov.br/index.php/content/view /321144.html#ancora of the SIN, which presented a rise of 39% in relation to 2012. The emitting sources of GGE calculated in Cemig’s Scope 2 are: SCOPE 2 – SOURCES OF ATMOSPHERIC EMISSIONS Consumption of electric energy in the administrative and operational units Technical losses of electric energy in the Transmission and Distribution systems The principal generating sources in Cemig primarily originate in the sphere of Scope 3, in other words, they are emissions resulting from the company’s activities, but they occur in sources that do not belong to it or are not controlled by it. The principal source of the emissions calculated in Scope 3 is the consumption of the electric energy by Cemig’s end consumers. In 2013, the Company

139 registered an increase of 2.6% in total sales, which generated an increase of 43.6% in indirect emissions, again highlighting the emission factor of the SIN used to calculate these emissions. The emitting sources calculated in Cemig’s Scope 3 were: SCOPE 3 – SOURCE O F ATMOSPHERIC EMISSIONS Third-party transport of materials, solid residues and equipment Air travel Consumption of petrol, ethanol and diesel oil by the distribution contractors Consumption of electric energy by the end consumers Third-party transport of employees The graph below shows the total of Cemig’s direct and indirect emissions in 2013: Total Emissions by Scope (tCOe) 11,000,000 10,000,000 9,000,000 8,000,000 7,000,000 6,000,000 5,000,000 4,000,000 3,000,000 2,000,000 1,000,000 0 Scope 1 Scope 2 Scope 3 For more information regarding Cemig’s GGE, click here. The emissions of sulfur dioxide (SO2) and nitrogen oxide (NOx) SO2 and NOx are gases that cause acid rain are from the burning of combustion fuels by the thermal plants. The increase of 85% in the emissions of SO2 and 28.6% of NOx in relation to the year of 2012 owes itself principally to the gradual resumption of the activities of the Igarapé HPP that was in the process of commissioning after going through a revitalization program.

140 EN18 TOTAL EMISSIONS (T ) Year SO2 NOx 2009 479 61 2010 354 56 2011 406 87 2012 486 131 2013 899 169 CDM projects With respect to Clean Development Mechanism (CDM) projects, Cemig has ventures at different stages to obtain Reduced Emissions Certificate (REC) linked to the Power Plants (HPPs and SHPs), and to the Solar and Wind Power Plants, as set out below. PR OJE CT STATUS ESTIMATE D ANNU AL CO2 EQUIVALE NT REDUCTIO N TRACEABILITY SPE Guanhães, 4 PCHs, 44 MW Registered 62,949 http://cdm.unfccc.int/Projects/DB/RINA128 0831660.48/view UHE Baguari, 140 MW Registered 63,234 http://cdm.unfccc.int/Projects/DB/SGSUKL1282040767.96/ view PCH Cachoeirão, 27 MW Registered 26,400 http://cdm.unfccc.int/Projects/DB/RINA130 5214649.79/view PCH Pipoca, 20 MW Registered 17,051 https://cdm.unfccc.int/Projects/DB/RINA13 39141027.8/view PCH Paracambi, 25 MW Log in 60,819 http://cdm.unfccc.int/Projects/Validation/D B/CM9008HKCPWOPOTJ7CH0DOP14IN3T 1/view.html Solar Settesolar, 3 MW Registered 942 http://cdm.unfccc.int/Projects/DB/RWTUV1 356098187.07/view Eólicas Renova (2009), 129 MW Registered 117,424 http://cdm.unfccc.int/Projects/DB/LRQA%2 0Ltd1349355823.93/view Eólicas Renova (2009), 164 MW Log in 150,801 http://cdm.unfccc.int/Projects/Validation/D B/XMPL2JRB0KUCLA2A31XXO20P0YLAS J/view.html Eólicas Renova (2010), 162 MW Registered 166,924 http://cdm.unfccc.int/Projects/DB/BVQI135 0473592.78/view Eólicas Renova (2011), 213 MW Log in 215,666 http://cdm.unfccc.int/Projects/Validation/D B/G5GTD3EVZK265RRN4LQK9QF3AK0W5 K/view.html

141 2.10 Santo Antônio Energia, the company responsible for the implementation and operation of the Santo Antônio hydroelectric plant, was registered with the United Nations to participate in the Clean Development Mechanism (CDM). The authorization enables the sale of about 20 million tons of carbon credits in the next five years. With the UN’s backing, the Santo Antônio hydroelectric plant becomes first large scale plant in commercial operations in Brazil to effectively generate carbon credits for the global market. OTHER DATA RECOGNITIONS Cemig is chosen as the 3rd most respected brand in Minas Gerais According to the study carried out by the Grupo Troiano of Branding Cemig was considered as the 3rd most respected brand amongst the companies in the State of Minas Gerais. The survey was carried out with 3 thousand interviewees that evaluated 72 companies in the following criteria: the quality of the products and services, admiration and confidence, social and environmental responsibility, capacity for innovation, history and evolution and work environment. Cemig receives the Best of the Biggest 2013 award in the Electric Energy category The fourth edition of the Annual Balance of the Trade Association of Sao Paulo analyzed 10 thousand Brazilian companies, until coming up with 20 companies that achieved recognition in their respective areas, for generation capacity and profit and growth. The integral subsidiary Cemig Geração and Transmissão were defeated in the electric energy category. Cemig receives the Complain Here Customer Service Quality award 255 companies of 70,000 people registered on the www.reclameaqui.com.br site, divided into 62 categories and the winners were chosen after popular vote. Cemig won the Complain Here Customer Service Quality award in the public services category – electric energy. Cemig remains in 1st position in the Abrasca award Cemig remained in 1st place in Abrasca’s evaluation in the category 1, which evaluates the annual reports of the publicly held companies on the BMF&Bovespa. The company obtained a grading of 96.67 points of a total of 100 points. Award of the best strategic campaign Elevation of the Rating: In Dec/2013, the risk agency Standard & Poor’s, (“S&P”) increased Cemig’s credit rating on the global scale, from BB to BB+, and on the national scale, and from brAA- to brAA+, with a stable perspective for both. S&P increased, also, the ratings of the subsidiaries Cemig Distribuição SA (Cemig D) and Cemig Geração e Transmissão SA (Cemig GT) from BB+ on the global scale and to brAA+ on the national scale, besides revising the evaluation of Cemig's risk profile from "regular" to "satisfactory".

To read the report in full,
visit: http://cemig.infoinvest.com.br/ptb/11024/RatingsReviewReport_SP_11142013_por.pdf

Cemig was the winner of the 15th edition of the Abrasca Best Annual Report Award.

This award is granted by the Brazilian Association of Publicly-held Companies - Abrasca and, in 2013, had a participation of 95 companies/entities that competed in five different categories. Cemig was the winner in the Publicly Held Company category – Group 1 (net revenue above R$ 3 billion), together with Souza Cruz S/A.

The award is an important recognition of the effort from Cemig in offering ever more precise and transparent information to the market.

To get to know the list of winners of the Abrasca Best Annual Report 2013 Award, visit: http://www.abrasca.org.br/Eventos/Premio-Abrasca-Relatorio-Anual/2013

CONSOLIDATED SOCIAL BALANCE SHEET

CALCULATION BASE	2013			2012			
	VALUE (THOUSAND REAL)			VALUE (THOUSAND REAL)			
Net Revenue (NR)	14,627,280			14,137,358			
Operational Result (OR)	4,362,471			3,474,721			
Gross Payroll (GP)	1,038,555			1,030,607			
2) INTERNAL SOCIAL INDICATORS	VALUE (THOUSAND R$)	% OVER FPB	% OVER RL	VALUE (THOUSAND R$)		% OVER FPB	% OVER RL
Food	75,221	7.24	0.51	73,217		7.10	0.52
Compulsory social charges	282,123	27.16	1.93	276,948		26.87	1.96
Private Pension Plan	77,058	7.42	0.53	71,554		6.94	0.51
Health	44,546	4.29	0.30	43,185		4.19	0.31
Safety and medicine at work	18,716	1.80	0.13	18,740		1.82	0.13
Education	463	0.04	-	639		0.06	-
CE Culture	78	0.01	-	76		0.01	-
Professional training and development	27,125	2.61	0.19	26,501		2.57	0.19
Nurseries or assistance-nurseries	2,102	0.20	0.01	2,036		0.20	0.01
Share in the profits or results	228,763	22.03	1.56	238,795		23.17	1.69
Others	18,422	1.77	0.13	17,443		1.69	0.12
Total – Internal Social Indicators	774,617	74.57	5.29	769,134		74.62	5.44

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3) EXTERNAL SOCIAL INDICATORS	VALUE (THOUSAND R$)	% OVER RO	% OVER RL	VALUE (THOUSAND R$)		%OVER RO	% OVER RL
Education	1,200	0.03	0.01	1,200		0.03	0.01
Culture	24,831	0.57	0.17	20,275		0.58	0.14
Other Donations/Subsidies/ASIN Project/Sports	51,638	1.18	0.35	57,730		1.66	0.41
Total of the Contributions for Society	77,669	1.78	0.53	79,205		2.27	0.56
Taxes (excluding social charges)	5,629,760	129.05	38.49	6,705,564		192.98	47.43
Total – External Social Indicators	5,707,429	130.83	39.02	6,784,769		195.25	47.99
4) ENVIRONMENTAL INDICATORS	VALUE (THOUSAND R$)	% OVER RO	% OVER RL	VALUE (THOUSAND R$)		%OVER RO	%OVER RL
Related with the operation of the company	181,300	4.16	1.24	163,177		4.70	1.15
In Programs and/or external projects	-	-	-	-		-	-
Total of the Investments in the Environment	181,300	4.16	1.24	163,177		4.70	1.15
The establishment of annual goals to minimize residues, the general consumption in the production/operation and to increase the efficiency in the use of natural resources, the company:	(x) it doesn't have goals () complies 0 to 50%		() complies 51 to 75% () complies 76 to 100%	(x) it doesn't have goals () complies 0 to 50%			() complies 51 to 75% () complies 76 to 100%
5) INDICATORS OF THE FUNCTIONAL BODY	2013			2012			
No. of employees at the end of the period	7,922			8,368			
No. of admissions during the period	776			4			
No. of third-party employees	ND			ND			
No. of interns	336			505			
No. of employee above the age of 45	3,375			3,928			
No. of women employees in the company	1,042			1,089			
% of managing positions filled by women	12.76			12.20			
No. of black employees in the company	2,542			2,628			
% of managing positions filled by black employees	13.17			13.64			
No. of bearers of							

143

deficiencies or special needs	85			41		
6) INFORMATION RELEVANT TO THE EXERCISE OF CORPORATE CITIZENSHIP	2013			..		
Total number of work accidents with employees	61			There isn't a goal		
The social and environmental projects developed by the company were defined by:	() directors	(x) directors and managers	() all of the employees	() directors	(x) directors and managers	() all of the employees
The security and hygiene standards in the working environment were defined by:	() directors and managers	(x) all of the employees	() All + CIPA	() directors and managers	(x) all of the employees	() All + CIPA
The private pension plan contemplates:	() directors	() directors and managers	(x) all of the employees	() directors	() directors and managers	(x) all of the employees
The share in the profits or results contemplates:	() directors	() directors and managers	(x) all of the employees	() directors	() directors and managers	(x) all of the employees
In the selection of the suppliers, the same ethical standards and of social and environmental responsibility adopted by the company:	() they are not considered	() they are suggested	(x) they are Demanded	() they will not be considered	() they will be suggested	(x) they will be demanded
In terms of the participation of employees in voluntary work programs, the company:	() it doesn't develop	() it supports	(x) it organizes and provides incentives	() it will not include	() it will support	(x) it will organize and provide incentives
Total number of claims and complaints from consumers:	in the company __ND__	in the Procon __ND__	in Court __ND__	in the company __ND__	in the Procon __ND__	in the company __ND__
% of claims and complaints solved	in the company __ND__	in the Procon __ND__	in Court __ND__	in the company __ND__	in the Procon __ND__	in the company __ND__
Total added value to be distributed (in thousand R$)	In 2013:		11.568			
Distribution of the Added Value (DAV)	48.36% government		14.70% shareholders	49.26% government		16.30% shareholders
	13.38% collaborators		11.18% third-parties	10.29% collaborators		10.04 % third-parties
	12.38% retained			14.11% retained		
7) OTHER INFORMATION						

I – In 2013, Cemig invested a total of R$181.8 million in resources related to environmental questions: R$128.9 million in assets in the implementation of new ventures and R$52.9 million in environmental management. The resources applied in Consortia in which Cemig participates totaled R$11.7 million.

II – The water quality of Cemig's reservoirs is monitored regularly, in a network that contemplates the principal hydrographic basins of Minas Gerais (Grande, Paranaíba, Pardo, São Francisco, Doce, Paraíba do Sul, Itabapoana and Jequitinhonha), covering a total of 43 reservoirs and more than 200 stations of the collection of physical, chemical and biological data.

III – In 2013, 32,711 tons of residues and unserviceable materials disposed of, with 32,443 tons being disposed of or recycled, 268 tons were co-processed

144

or incinerated. Of the total presented, 98.4% refer only to the residues disposed by Cemig D, derived from the Plan of the Modernization of the Distributing System. Within these values, 113 tons of unsuitable isolated mineral oil were disposed of for internal consumption, with 252 tons of residues permeated with oil and 10 tons of EPIs co-processed. Of the presented amounts, 1,400 tons represented dangerous residues and 31,310 tons of non-dangerous residues.

GRI REFERENCE LIST

3.12

Informações / Relatos / Indicadores GRI		Observações	Atendimento
1	STRATEGY AND ANALYSIS		
1.1	Statement from the most senior decisionmaker of the organization (e.g., CEO, chair, or equivalent senior position) about the relevance of sustainability to the organization and its strategy.		Fully
1.2	Description of key impacts, risks, and opportunities.	There is no specific chapter. The information is dispersed throughout the text.	Partially
2	ORGANIZATIONAL PROFILE		
2.1	Name of the organization.		Fully
2.2	Primary brands, products, and/or services.		Fully
2.3	Operational structure of the organization, including main divisions, operating companies, subsidiaries, and joint ventures.		Fully
2.4	Location of organization's headquarters.		Fully
2.5	Number of countries where the organization operates		Fully
2.6	Nature of ownership and legal form.	Cemig is a mixed capital company controlled by the state of Minas Gerais, which holds 51% of the voting shares.	Fully
2.7	Markets served (including geographic breakdown, sectors served, and types of customers/beneficiaries).	There were no significant changes in the Company regarding size, organizational structure, and ownership control.	Fully
2.8	Scale of the reporting organization		Fully
2.9	Significant changes during the reporting period regarding size, structure, or ownership	There were no significant changes in the company as to the size, structure and ownership	Fully

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		control.	
2.10	Awards received in the reporting period.		Fully
EU1	Installed capacity, broken down by primary energy source and by regulatory regime		Fully
EU2	Net energy output broken down by primary energy source and by regulatory regime		Fully
EU3	Number of residential, industrial, institutional and commercial customer accounts		Fully
EU4	Length of above and underground transmission and distribution lines by regulatory regime	Additional Information: Transmission lines are all overhead. There are 16km of underground subtransmission lines and the rest are overhead. With regard to the distribution network, 687km are underground and the rest are overhead.	Fully
EU5	Allocation of CO_{2e} emissions allowances or equivalent, broken down by carbon trading framework.	No funds were raised through the sale of carbon credits.	Partially
3	REPORT PARAMETERS		
	Report Profile		
3.1	Reporting period (e.g., fiscal/calendar year) for information provided.		Fully
3.2	Date of most recent previous report (if any).		Fully
3.3	Reporting cycle (annual, biennial, etc.)		Fully
3.4	Contact point for questions regarding the report or its contents.		Fully
	Report Scope and Boundary		
3.5	Process for defining report content	In 2013, the decision was made to review the materiality test performed in 2012. A new test will be performed in 2014.	Partially
3.6	Boundary of the report	There were no reported decisions taken that do not apply to or significantly diverge from the GRI protocols.	Fully

146

 3.7 State any specific limitations on the scope or boundary of the report. Fully 3.8 Basis for reporting on joint ventures, subsidiaries, leased facilities, outsourced operations, and other entities that can significantly affect comparability from period to period and/or between organizations. Fully 3.9 Data measurement techniques and the bases of calculations No decisions have been reported that do not apply the GRI protocols or to substantially diverge Fully 3.10 Explanation of the effect of any re-statements of information provided in earlier reports, and the reasons for such re-statement Fully 3.11 Significant changes from previous reporting periods in the scope, boundary, or measurement methods applied in the report. Fully GRI Content Index 3.12 Table identifying the location of the Standard Disclosures in the report. Fully Assurance 3.13 Policy and current practice with regard to seeking external assurance for the report. Fully 4 GOVERNANCE, COMMITMENTS, AND ENGAGEME NT Governance 4.1 Governance structure of the organization, including committees under the highest governance body responsible for specific tasks, such as setting strategy or organizational oversight. The Board of Directors consists of 14 members of which 13 are men and 1 is a woman. Among them, 12 are over age 50, and none of them are black, indigenous, Asian, or have a disability. Fully 4.2 Indicate whether the Chair of the highest governance body is also an executive officer Does not apply to Cemig’s governance model. Fully 4.3 For organizations that have a unitary board structure, state the number of members of the highest governance body that are independent and/or non-executive members. Does not apply to Cemig’s governance model. Fully There is no formal representatives for the 147

148 4.4 Mechanisms for shareholders and employees to provide recommendations or direction to the highest governance body. employees on the Board of Directors at Cemig. The investor Relations area provides a specific channel for contact with minority shareholders, and at the discretion of the area, questions may be forwarded to the Board of Directors. Partially 4.5 Linkage between compensation for members of the highest governance body, senior managers, and executives (including departure arrangements), and the organization’s performance (including social and environmental performance). Fully 4.6 Processes in place for the highest governance body to ensure conflicts of interest are avoided. Fully 4.7 Process for determining the qualifications and expertise of the members of the highest governance body for guiding the organization’s strategy on economic, environmental, and social topics. Fully 4.8 Internally developed statements of mission or values, codes of conduct, and principles relevant to economic, environmental, and social performance and the status of their implementation. Fully 4.9 Procedures of the highest governance body for overseeing the organization’s identification and management of economic, environmental, and social performance, including relevant risks and opportunities, and adherence or compliance with internationally agreed standards, codes of conduct, and principles. Fully 4.10 Processes for evaluating the highest governance body’s own performance, particularly with respect to economic, environmental, and social performance. None at Cemig. Fully Commitments to External Initiatives 4.11 Explanation of whether and how the precautionary approach or principle is addressed by the organization Cemig always considers the precautionary principle in the processes of risk management, operations planning, and new business development. During planning, all factors are considered that may present risks to the health and safety of employees, suppliers, customers, and the general population. Fully

149 4.12 Externally developed economic, environmental, and social charters, principles, or other initiatives to which the organization subscribes or endorses Cemig has been a signatory of the Fully UN Global Pact since 2009. 4.13 Memberships in associations (such as industry associations) and/or national/international advocacy organizations Cemig participates in the following associations: ABRADEE (Brazilian Association of Electricity Distributors), FIEMG (Federation of Industries of the State of Minas Gerais), CEBDS (Brazilian Business Council for Sustainable Development) Fully Stakeholder Engagement 4.14 List of stakeholder groups engaged by the organization Fully 4.15 Basis for identification and selection of stakeholders with whom to engage Fully 4.16 Approaches to stakeholder engagement, including frequency of engagement by type and by stakeholder group Fully 4.17 Key topics and concerns that have been raised through stakeholder engagement, and how the organization has responded to those key topics and concerns, including through its reporting Fully 5 MANAGEMENT APPROACH AND PERFORMANCE INDICATORS Economic Performance Economic reports relating to the specific form of management of the Power Sector Availability and reliablility EU6 Management approach to ensure short and long-term electricity availability and reliability. Fully Aspect: Demand-Side Management EU7 Demand-side management programs including residential, commercial, institutional and industrial programs. Fully Aspect: Research and Development EU8 Research and development activity and expenditure aimed at providing reliable electricity and promoting sustainable development. Fully

	Aspect: Plant Decommissioning		
EU9	Provisions for decommissioning of nuclear power sites.	Does not apply. Cemig does not own or operate any nuclear plants.	Fully
	Economic Performance Indicators		
	Aspect: Economic Performance		
EC1	Direct economic value generated and distributed	EVA presented has a different breakdown than the one demanded by GRI	Partially
EC2	Financial implications and other risks and opportunities for the organization's activities due to climate change		Fully
EC3	Coverage of the organization's defined benefit plan obligations		Partially
EC4	Significant financial assistance received from government	In 2013, revenues from tariff subsidies were R$ 488 million, of which Cemig is entitled R$ 136 million. Compensation for the cost of energy purchased in the spot market totaling R$ 519 million was also considered. For more information, see Explanatory Note No. 13, in the Financial Statements (DFP).	Fully
	Aspect: Market Presence		
EC5	Range of ratios of standard entry level wage by gender compared to local minimum wage at significant locations of operation.		Fully
EC6	Policy, practices, and proportion of spending on locally-based suppliers at significant locations of operation.		Fully
EC7	Procedures for local hiring and proportion of senior management hired from the local community at locations of significant operation.	Cemig has no specific standards for hiring local employees. Since, Cemig is a mixed capital company, hiring can only be done through a public recruitment exam.	Fully
	Aspect: Indirect Economic Impacts		
EC8	Development and impact of infrastructure investments and services provided primarily for public benefit through commercial, inkind, or pro bono engagement.		Fully
	Understanding and describing		

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 EC9 significant indirect economic impacts, including the extent of impacts. Fully Economic Performance Indicators Specific to the Power Sector Aspect: Availability and Reliability EU10 Planned capacity against projected electricity demand over the long term, broken down by energy source and regulatory regime. Partially Aspect: System Efficency EU11 Average generation efficiency of thermal plants by energy source and by regulatory regime. Fully EU12 Transmission and distribution losses as a percentage of total energy Fully Environmental Performance Environmental Performance Indicators Aspect: Materials Materials used by weight or volume. EN1 Comments on the indicator: Report in-use inventory of solid and liquid high level and low level PCBs contained in equipment. Fully EN2 Percentage of materials used that are recycled input materials Fully Aspect: Energy EN3 Direct energy consumption by primary energy source Fully EN4 Indirect energy consumption by primary source. Fully EN5 Energy saved due to conservation and efficiency improvements Fully EN6 Initiatives to provide energy-efficient or renewable energy based products and services, and reductions in energy requirements as a result of these initiatives Fully EN7 Initiatives to reduce indirect energy consumption and reductions achieved. Fully 151

	Aspect: Water		
EN8	Total water withdrawal by source. **Comments on the indicator:** Report overall water usage for processing, cooling and consumption in thermal and nuclear power plants, including use of water in ash handling.		Fully
EN9	Water sources significantly affected by withdrawal of water.		Fully
EN10	Percentage and total volume of water recycled and reused.	The amount of water that Cemig recycles or reuses is insignificant	Fully
	Aspect: Biodiversity		
EN11	Location and size of land owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas.		Fully
EN12	Description of significant impacts of activities, products, and services on biodiversity in protected areas and areas of high biodiversity value outside protected areas. **Comments on the indicator:** Include maintenance of transmission line corridors; fragmentation and isolation (islandization); and impacts of thermal discharge.		Fully
EU13	Biodiversity of offset habitats compared to the biodiversity of the affected areas.		Fully
EN13	Habitats protected or restored.		Fully
EN14	Strategies, current actions, and future plans for managing impacts on biodiversity. **Comments on the indicator:** Report the impacts (including fragmentation and isolation), develop mitigation measures and monitor the residual effects of new units and existing units with respect to the following: areas with forest, landscape, ecosystems and freshwater wetland. The assessment and mitigation plans must consider the conservation of native species, changes in migration, or create habitat for animals (like fish transposition) caused by the infrastructure of the organization (such as power lines and dams).		Fully

152

EN15	Number of IUCN Red List species and national conservation list species with habitats in areas affected by operations, by level of extinction risk.		Fully
	Aspect: Emissions, Effuents, and Waste		
EN16	Total direct and indirect greenhouse gas emissions by weight. **Comments on the indicator:** Report emissions of CO_2 per MW/h broken down by country or regulatory system, to: - the net generation from the total generation capacity - the net generation from all fossil fuel generation - estimated liquid delivery to end users. Include emissions from its own generation, as well as gross energy purchased, including line losses.		Fully
EN17	Other relevant indirect greenhouse gas emissions by weight		Fully
EN18	Initiatives to reduce greenhouse gas emission sand reductions achieved		Fully
EN19	Emissions of ozone-depleting substances by weight.	Information not available.	Not reported
EN20	NO, SO, and other significant air emissions by type and weight. **Comments on the indicator:** Report emissions per MWh net generation		Fully
EN21	Total water discharge by quality and destination. **Comments on the indicator:** Include thermal discharges.		Fully
EN22	Total weight of waste by type and disposal method. **Comments on the indicator:** Include PCB waste. Report on nuclear waste using IAEA definitions and protocols. Report mass and activity of spent nuclear fuel sent for processing and reprocessing per year. In addition, report radioactive waste produced per net MWh nuclear generation per year. Report (in terms of mass and activity) low/intermediate level waste and high level waste separately, based on IAEA radioactive waste classification. This should also include waste produced from reprocessing		Fully

153

	activities, where data is available.		
EN23	Total number and volume of significant spills.	There were no significant spills in 2013.	Fully
EN24	Weight of transported, imported, exported, or treated waste deemed hazardous under the terms of the Basel Convention Annex I, II, III, and VIII, and percentage of transported waste shipped internationally.	Cemig does not transport waste internationally.	Fully
EN25	Identity, size, protected status, and biodiversity value of water bodies and related habitats significantly affected by the reporting organization's discharges of water and runoff.		Fully
	Aspect: Products and Services		
EN26	Initiatives to mitigate environmental impacts of products and services, and extent of impact mitigation.	Cemig views the impacts as insignificant. Existing relevant projects are related to biodiversity and have been reported in indicators EN12 and EN14.	Fully
EN27	Percentage of products sold and their packaging materials that are reclaimed by category.	The Company's main product is electricity, which due to its nature, does not require packaging.	Não aplicável
	Aspect : Compliance		
EN28	Monetary value of significant fines and total number of non-monetary sanctions for noncompliance with environmental laws and regulations.	In 2013, Cemig received a notice of an outstanding environmental fee by Cemig D for R$ 450.00.	Fully
	Aspect : Transport		
EN29	Significant environmental impacts of transporting products and other goods and materials used for the organization's operations, and transporting members of the workforce.		Fully
	Aspect : Overall		
EN30	Total environmental protection expenditures and investments by type.		Fully
	Social Performance Indicators		
	Labor Practices and Decent Work Performance Indicators		
	Aspect: Employment		

154

EU14	Programs and processes to ensure the availability of a skilled workforce.		Fully
EU15	Percentage of employees eligible to retire in the next 5 and 10 years broken down by job category and by region.		Fully
EU16	Policies and requirements regarding health and safety of employees and employees of contractors and subcontractors.		Fully
LA1	Total workforce by employment type, employment contract, and region, broken down by gender. **Comments on the indicator:** Report on total contractor workforce (contractor, subcontractor, independent contractor) by employment type, employment contract and region.	There is no stratified control for outsourced labor.	Partially
LA2	Total number and rate of new employee hires and employee turnover by age group, gender, and region. **Comments on the indicator:** For the employees leaving employment during the reporting period, provide the average length of tenure of employees leaving broken down by gender and age group.	Turnover at Cemig is very low and does not represent a material issue.	Partially
EU17	Days worked by contractor and subcontractor employees involved in construction, operation & maintenance activities.	This control does not exist for outsourced labor.	Not reported
EU18	Percentage of contractor and subcontractor employees that have undergone relevant health and safety training	The absolute figures are reported, but not the percentage. There is no control for 100% of contractors' information.	Partially
LA3	Benefits provided to full-time employees that are not provided to temporary or part-time employees, by significant locations of operation		Fully
LA15	Return to work and retention rates after parental leave, by gender.	In 2013, maternity leave was granted to 18 women, and 7 of them remained on maternity leave into 2014; the other 11 returned to work after the end of the leave period. In total, 16 women returned from maternity leave in 2013. From these, only one employee requested termination. In reviewing the 12 months subsequent to returning from leave, the retention rate was	Fully

155

156 determined to be 94%. Among men, in 2013, 119 took paternity leave. In addition, one employee was entitled to paternity leave due to adoption. All returned to work after the end of their leave period. Aspect: Labor/Management Relations Percentage of employees covered by collective bargaining agreements. LA4 Comments on the indicator: Report on percentage of contractor employees (contractor, subcontractor and independent contractor) working for the reporting organization covered by collective bargaining agreements by country or regulatory regime. Cemig does not have a control procedure over outsourced labor. Partially LA5 Minimum notice period(s) regarding operational changes, including whether it is specified in collective agreements. Fully Aspect: Occupational Health and Safety LA6 Percentage of total workforce represented in formal joint management–worker health and safety committees that help monitor and advise on occupational health and safety programs. Fully LA7 Rates of injury, occupational diseases, lost days, and absenteeism, and total number of work-related fatalities, by region and by gender. Comments on the indicator: Report on health and safety performance of contractors and subcontractors working onsite or on behalf of the reporting organization off site. Fully LA8 Education, training, counseling, prevention, and risk-control programs in place to assist workforce members, their families, or community members regarding serious diseases. Fully LA9 Health and safety topics covered in formal agreements with trade unions. Fully Aspect: Training and Education LA10 Average hours of training per year per employee by gender, and by Fully

157 employee category LA11 Programs for skills management and lifelong learning that support the continued employability of employees and assist them in managing career endings Fully LA12 Percentage of employees receiving regular performance and career development reviews, by gender. Fully Aspect: Diversity and Equal Opportunity LA13 Composition of governance bodies and breakdown of employees per employee category according to gender, age group, minority group membership, and other indicators of diversity Fully LA14 Ratio of basic salary and remuneration of women to men by employee category, by significant locations of operation. Fully Human Rights Performance Indicators Aspect: Investment and Procurement Practices HR1 Percentage and total number of significant investment agreements and contracts that include clauses incorporating human rights concerns, or that have undergone human rights screening There were no significant investment agreements in 2013. Fully HR2 Percentage of significant suppliers, contractors, and other business partners that have undergone on human rights screening, and actions taken. Fully HR3 Total hours of employee training on policies and procedures concerning aspects of human rights that are relevant to operations, including the percentage of employees trained. Fully Aspect: Non-discrimination HR4 Total number of incidents of discrimination and corrective actions taken Fully Aspect: Freedom of Ass ociation and Collective Bargaining Core Operations and significant suppliers

158 identified in which the right to exercise freedom of association and collective bargaining may be violated or at significant risk, and actions taken to support these rights HR5 Comments on the indicator: Report on management mechanisms to address the right to organize, right to bargain and right to strike or instances of lock out given the context of the industry’s need to ensure continuous provision of essential services. Where the right to strike does not exist or is limited, report on remedial measures such as binding arbitration. Where freedom of association or expression are limited or prevented by regulatory regime, report on mechanisms and processes that exist for getting employee input on conditions of employment Fully Aspect: Child Labor HR6 Operations and significant suppliers identified as having significant risk for incidents of child labor, and measures taken to contribute to the effective abolition of child labor Fully Aspect: Forced and Compulsory Labor HR7 Operations and significant suppliers identified as having significant risk for incidents of forced or compulsory labor, and measures to contribute to the elimination of all forms of forced or compulsory labor Fully Aspect: Security Practices HR8 Percentage of security personnel trained in the organization’s policies or procedures concerning aspects of human rights that are relevant to operations Fully Aspect: Indigenous Rights HR9 Total number of incidents of violations involving rights of indigenous people and actions taken In 2013, there were no cases of violations against the rights of indigenous peoples Fully HR10 Percentage and total number of operations that have been subject to human rights reviews and/or impact assessments There were no reviews of human rights violations and/or assessments of impacts on operations Fully HR11 Number of grievances related to human rights filed, addressed and resolved through formal grievance mechanisms There were no complaints regarding human rights issues Fully

159 Society Performance Indicators Aspect: Community EU19 Stakeholder participation in the decision making process related to energy planning and infrastructure development The participation of stakeholders in decision-making process occurs in accordance with commitments made in large infrastructure projects. In 2013, there were no major projects Fully EU20 Approach to managing the impacts of displacement Fully Aspect: Prevention and Preparedness for Emergency and Disaster EU21 Contingency planning measures, disaster/emergency management plan and training programs, and recovery/restoration plans Partially Aspect: Local communityies Percentage of operations with implemented local community engagement, impact assessments, and development programs Comments on the indicator: Include discussions of programs related to: SO1 •Ways in which information is exchanged and local population is involved, prior, during and after the event and the provision for intervener funding for the local population; • Influx of workers and impacts on neighboring communities (including changes to local social structures and culture); • Changes to land-use including loss of global commons (e.g. access to land, natural resources, and heritage); • Impacts on infrastructure (e.g. roads, housing), and access to services (e.g. education, utilities, healthcare); and • Changes to the aesthetics and quality of the landscape Fully SO9 Operations with significant potential or actual negative impacts on local communities Fully SO10 Prevention and mitigation measures implemented in operations with significant potential or actual negative impacts on local communities Fully EU22 Number of people physically or economically displaced and compensation, broken down by type of project Fully

160 Aspect: Corruption SO2 Percentage and total number of business units analyzed for risks related to corruption Fully SO3 Percentage of employees trained in organization’s anti-corruption policies and procedures Fully SO4 Actions taken in response to incidents of corruption Fully Aspect: Public Policy SO5 Public policy positions and participation in public policy development and lobbying Fully SO6 Total value of financial and in-kind contributions to political parties, politicians, and related institutions by country Since Cemig is a mixed capital company, the Company cannot and does not appropriate financial contributions for politicians, political parties, or related institutions Fully Aspect: Anti-Competitive Behavior SO7 Total number of legal actions for anticompetitive behavior, anti-trust, and monopoly practices and their outcomes The Company was not process administratively or judicially for competition violations, whether for anti-trust practices, monopoly, or unfair competition. All acquisitions, before taking effect, are approved by CADE (Administrative Council for Economic Defense), an autarchy linked to the Brazilian Ministry of Justice Fully Aspect: Conformity SO8 Monetary value of significant fines and total number of non-monetary sanctions for noncompliance with laws and regulations The amounts accrued for significant fines in 2013 are given in detail in the financial statements. See Explanatory Note No. 23, at the financial Statements 2013 Partially Product Responsibility Performance Indicators Aspect: Access EU23 Programs, including those in partnership with government, to improve or maintain access to electricity and customer support services Fully Aspect: Provision of Information Practices to address language,

161 EU24 cultural, low literacy and disability related barriers to accessing and safely using electricity and customer support services Fully Aspect: Customer Health and Safety Life cycle stages in which health and safety impacts of products and services are assessed for improvement, and percentage of significant products and services categories subject to such procedures. PR1 Comments on the indicator: For electric utilities the following categories should also be assessed: • Resource planning • Generation • Transmission • Distribution • Use State the processes for assessing community health risks including monitoring, prevention measures and, if applicable, long term health related studies. Identify community health risks that are assessed such as: • Compliance with exposure limit(s) to electric fields (in kV per m) and magnetic fields (in T) where available, for members of the public and employees in the areas in which the reporting organization operates. In compliance with Aneels’ Regulatory Resolution No. 398/2010, Cemig made calculations and/or took measurements of the electric and magnetic field in all facilities with a rated voltage less than 138kV that are part of the Company’s assets. In all cases, the values were verified to be lower than the limits established in the referred resolution for both employees and members of the community Fully PR2 Total number of incidents of non compliance with regulations and voluntary codes concerning health and safety impacts of products and services during their life cycle, by type of outcomes There are no cases of noncompliance related to the subject Fully EU25 Number of injuries and fatalities to the public involving company assets, including legal judgments, settlements and pending legal cases of diseases Information unavailable Partially Aspect: Products and Service Labeling PR3 Type of product and service information required by procedures, and percentage of significant products and services subject to such information requirements There is no labeling on energy services Not reported PR4 Total number of incidents of noncompliance with regulations and voluntary codes concerning product and service information and labeling, by type of outcomes There is no labeling on energy services Not reported

162 PR5 Practices related to customer satisfaction, including results of surveys measuring customer satisfaction Fully Aspect: Marketing Communication PR6 Programs for adherence to laws, standards, and voluntary codes related to marketing communications, including advertising, promotion, and sponsorship Cemig observes the recommendations of the Brazilian Association of Corporate Communication (ABERJE) and follows its own Strategic Communication Plan, which provides specific approaches to communication with each stakeholder. The Company’s advertising campaigns are made by companies that follow the Brazilian Advertising Self- Regulation Code, regulated by the National Council for Self- Regulation (CONAR) Fully PR7 Total number of incidents of noncompliance with regulations and voluntary codes concerning marketing communications, including advertising, promotion, and sponsorship by type of outcomes The Company did not record any nonconformities in 2013 in relation to marketing, advertising, promotion, and sponsorship activities Fully Aspect: Customer Privacy PR8 Total number of substantiated complaints regarding breaches of customer privacy and losses of customer data In 2013, there were no demands for investigations into privacy violations or loss of customer data at Cemig Fully Aspect: Compliance PR9 Monetary value of significant fines for noncompliance with laws and regulations concerning the provision and use of products and services Fully EU26 Percentage of population unserved in licensed distribution or service areas Fully EU27 Number of residential disconnections for non-payment, broken down by duration of disconnection and by regulatory regime Fully EU28 Power outage frequency Fully EU29 Average power outage duration Fully EU30 Average plant availability factor by energy source and by regulatory regime Fully

163 Sector Indicators GLO BAL CO MPACT Human Rights Principle 1 : Businesses should support and respect the protection of internationally proclaimed human rights Principle 2: make sure that they are not complicit in human rights abuses. Labour Principle 3: Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining; Principle 4: the elimination of all forms of forced and compulsory labour; Principle 5: the effective abolition of child labour; and Principle 6: the elimination of discrimination in respect of employment and occupation. Environment Principle 7: Businesses should support a precautionary approach to environmental challenges; Principle 8: undertake initiatives to promote greater environmental responsibility; and Principle 9: encourage the development and diffusion of environmentally friendly technologies. Anti-Corruption Principle 10: Businesses should work against corruption in all its forms, including extortion and bribery. DECLARATION OF INDEPENDENT VERIFICATION

BUREAU VERITAS' INDEPENDENT ASSURANCE STATEMENT

INTRODUCTION

Bureau Veritas Certification Brasil (Bureau Veritas) has been engaged by Companhia Energética de Minas Gerais S.A. (Cemig) to conduct independent assurance of its 2013 Annual Sustainability Report (the Report), covering evaluation of the report content, quality and the reporting boundary. The information and its presentation in the Report are the sole responsibility of the management of Cemig. Bureau Veritas' responsibility was to provide independent assurance according to the scope defined below.

SCOPE OF WORK

Assurance conducted on the Report, that included in its criteria the requirements set out in the Guidelines and Principles[1] of the Global Reporting Initiative GRI-G3.1 (2011)
The assurance process was conducted to meet the requirements of a Type 2 assurance engagement as defined by AA1000 2008 Assurance Standard[2] (AA1000 AS).
The Assurance over the accuracy and reliability of the reported performance data and information relates solely to the companies Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.;
Excluded from the scope of our work is assurance of any information relating to:

- Activities outside the defined assurance period;
- Statements of position (expressions of opinion, belief, goals or future intention)on the part of Cemig;
- Economic and financial information contained in this Report which has been taken from financial statements verified by independent financial auditors;
- Inventory of Greenhouse Gas (GHG) emissions in its entirety.

1 Materiality, Stakeholder Inclusiveness, Sustainability Context, Completeness, Balance, Comparability, Accuracy, Timeliness, Clarity, and Reliability
2 Published by *AccountAbility: The Institute of Social and Ethical Accountability*http://www.accountability.org.uk, including the Principles of Materiality, Responsiveness and Completeness.

164

165 METHODOLOGY Our work was conducted using Bureau Veritas’ internal protocol for the Independent Assurance of Sustainability Reports, based on current best practice and included the following activities: 1. Interviews with the personnel responsible for material issues and Report content; 2. Analysis of documentary evidence provided by Cemig in relation to the reporting period (2013); 3. Desk review of Cemig’s stakeholder engagement activities and response to stakeholders through the reporting process; 4. Evaluation of the method used to define material issues included in the Report, taking into account the sustainability context and the scope of CEMIG’s activities. 5. The following facilities, projects and/or communities were visited:Head Office in Belo Horizonte (MG); Company Efficientia (MG), São Bento Housing Complex in Nova Lima (MG);Cruzeiro Community in Nova Lima (BH); and São Bento Community in Belo Horizonte (MG); The process was designed to provide a high level of assurance concerning the nature and extent of Cemig’s adherence to the AA1000 AS accountability principles, and a high level of assurance concerning the reliability of specified performance information within the report, providing a sound basis for our conclusions. TECHNICAL REPORT The Report publishes Cemig’s performance in an integrated manner that is more aligned with the overall management of the company compared to previous reporting; Cemig’s materiality test was conducted by consulting different information sources and stakeholders, and allocating degrees of significance to each material issue. The method used by Cemig and its results were deemed to be appropriate; For the first time Cemig published its short and medium term objectives and targets, in line with the strategy of the company, including priorities identified through consultation with its stakeholders. It is expected that in future reports the reader will be able to assess the performance of the company against those defined commitments and challenges; Cemig resubmitted its emissions inventory of Greenhouse Gases for independent external certification in compliance with the NBR ISO 14064 standard. The data used to compile the EN3, EN4, EN16, EN17 and EN19 indicators were derived from this inventory;

166 Concerning the recovery of riparian woodlands, presented by Cemig in the Biodiversity section, information about the recovered areas (800 ha) was evidenced; however, no data were identified regarding the effectiveness of the reforestation projects over time; Cemig´s reporting on the measures adopted for contingency planning, management planning and training programs to handle disasters/emergencies is weak, apart from that relating to recovery/restoration plans (EU21 indicator); Regarding the index of Satisfaction with Quality Perceived (ISQP), many actions taken by the company to improve its performance with clients were evidenced. Nevertheless, the Report does not provide adequate disclosure from the Clients Committee created in 2012 to achieve and maintain excellence in client service and support; Cemig continued to publish information about projects, programs and actions of companies in which it has influence but no direct control, although no clear strategy was evident relating to the selection of published information concerning those enterprises; Cemig complied with all the essential indicators of GRI version G3.1 and the Electrical Sector Supplement3, besides several additional indicators of the GRI-G3.1; In the course of the assurance, inconsistencies identified in the Report regarding one or more principles of the GRI G3.1 were satisfactorily revised; It was noted that recommendations made in the previous assurance Statement were partially dealt with by Cemig in this reporting cycle. For continuity those recommendations that have not yet been addressed are maintained below, alongside new recommendations from this assurance cycle. RECOMMENDATIONS FOR THE NEXT CYCLE Consider a new Materiality test to achieve balance and completeness in its reporting, should it adopt the new G4 version of the GRI (which presents both opportunities and challenges relating to the Principle of Materiality); Engage with local governments as a key stakeholder group, considering that the company has strong interactions with the local administrations in many municipalities in the state of Minas Gerais; 3 Sustainability Reporting Guidelines & Electric Utility Sector Supplement, Version 3.0/EUSS Final Version

167 Review, for potential inclusion in the Report, information that relates to material issues of the enterprises in wich Cemig has an interest but no direct control; Disclose more clearly the work of the Clients Committee, whose objective is to achieve and maintain excellence in client service and support; Publish representative information on its monitoring of actions for the recovery of the riparian woodland; Progress the disclosure of information regarding the EU21 indicator, reporting how the company is prepared for emergencies beyond its facilities; Improve its management on human rights in the supply chain of Distribution services, given that the focus of its monitoring and control is still concentrated on health & safety issues (recommendation from the previous cycle); Standardise the compilation of the main quantitative data reported, with the introduction of tools to contribute to the efficiency of consolidation and internal assurance processes (recommendation from the previous cycle); Improve the systematic collection of information about fines and non-monetary sanctions (GRI indicators SO8 and EN28) since there is no centralized management on the issue (recommendation from previous cycle, updated); Invest in the engagement of strategic personnel for developing the Report, to avoid issues of staff turn-over and to ensure that data and information continues to add to the quality of the Report (recommendation from previous cycle). CONCLUSION According to the scope of the assurance, the information and data presented in the Report: are deemed to be accurate, free from significant error or misrepresentation, accessible and understandable to stakeholders; provide a fair and balanced representation of the sustainability performance in relation to the company’s operational activities; Cemig´s self-assessment, pursuant to GRI version 3.1 guidelines, as demonstrated in the Report’s Content Index, was confirmed by this assurance to be commensurate with an A+ application level.

168 STATEMENT OF INDEPENDENCE, IMPARTIALITY AND COMPETENCE Bureau Veritas is an independent professional services firm that specializing in Quality, Health, Safety, Social and Environmental management with more than 180 years history in providing independent assurance services. No member of the assurance team has any commercial links with CEMIG, its Directors or Managers beyond that required of this assignment. We have conducted this assurance independently, and it is our opinion that there has been no conflict of interest. Bureau Veritas has implemented a Code of Ethics across its business to maintain high ethical standards among staff in their day to day business activities. CONTACT US Bureau Veritas Certification: www.bureauveritascertification.com.br/faleconosco.asp Phone (11)2655-9000. São Paulo, April 2014. Alexander Vervuurt Lead-assuror Bureau Veritas Certification - Brasil Click here to access PDF document DECLARATION OF EXAMINATION OF THE LEVE L OF APPLICATION BY THE GRI CREDITS Edition Superintendence of Corporate Communication - CE Coordination Superintendence of Investor Relations - RI Superintendence of Corporate Sustainability - SE Graphics Project

169 Perfil 252 Consultancy for planning, data collection, analysis of indicators and wording of the report Keyassociados Photos Corporate Information Companhia Energética de Minas Gerais – Cemig Avenida Barbacena, 1200 Belo Horizonte – MG CEP 30190-131 CNPJ: 17.155.730/0001/64 Telephone: 116 or 0800 7210 116 www.cemig.com.br Cemig Distribuição S/A Avenida Barbacena, 1200 – 17th Floor – Ala A1 Belo Horizonte – MG CEP 30190-131 CNPJ 06.981.180/0001-16 Cemig Geração e Transmissão S/A Avenida Barbacena, 1200 – 12th floor – Ala B1 Belo Horizonte – MG CEP 30190-131 CNPJ 06.981.176/0001-58 Banco Custodiante Banco Itaú S/A Depositary Bank of the ADRs Citibank Shareholder Services

11.       Minutes of the Extraordinary General Meeting of Stockholders Held on June 3, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON JUNE 3, 2014

At 11 a.m. on June 3, 2014, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais — Cemig met in Extraordinary General Meeting, on first convocation, at the Company’s head office, Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements. The stockholder The State of Minas Gerais was represented by the State Procurator Paula Souza Carmo de Miranda.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders.

She further stated that the stockholders present should choose the Chair of this Meeting, in accordance with Clause 10 of the Company’s by-laws. Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of the stockholder Alexandre Pedercini Issa to chair the Meeting.

The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and approved unanimously.

The Chair then declared the Meeting open, and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, and asked me to read the convocation notice, published on May 9, 10 and 13, 2014 this year in Minas Gerais, the official publication of the Powers of the State, on pages 64, 69 and 75 respectively, and in the newspaper O Tempo, on May 9, 10 and 11 of this year, on pages 53, 32 and 34 respectively, the content of which is as follows:

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  –  CNPJ 17.155.730/0001-64  –  NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on June 3, 2014 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1-             Change in the Company’s by-laws, altering the drafting of the head paragraph of Clause 12, which establishes the composition of the Board of Directors.

2-             Orientation of vote by the representatives of the Company in the Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., also to be held on June 3, 2014, as to alteration of the drafting of Article 8 of their respective by-laws, which in both cases establishes the Board of Directors.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by May 29, 2014, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office (Superintendência da Secretaria Geral e Executiva Empresarial) at Av. Barbacena, 1200 — 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, April 30, 2014.

Djalma Bastos de Morais	Vice-Chair of the Board of Directors
Luiz Fernando Rolla	Stockholder, Chair of the Ordinary and Extraordinary
General Meetings of Stockholders of Cemig held on April 30, 2014. ”

The Chair then requested the Secretary to read the Proposal made by the Stockholders present at the Ordinary and Extraordinary General Meetings of Stockholders held, concurrently, on April 30, 2014, which deals with the agenda. The content of this document is as follows:

“ PROPOSAL

BY THE STOCKHOLDERS PRESENT AT THE

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS

HELD, CONCURRENTLY, ON APRIL 30, 2014

FOR

CONVOCATION OF A FURTHER

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS,

TO BE HELD ON JUNE 2014

Dear Stockholders:

The stockholders present at the Ordinary and Extraordinary General Meetings of Stockholders of Companhia Energética de Minas Gerais – Cemig held, concurrently, on April 30, 2014,

— in view of the following facts and considerations —

a)        at the Ordinary and Extraordinary General Meetings of Stockholders held, concurrently, on April 30, 2014, a total of 15 (fifteen) sitting members and their respective substitute members were elected to the Company’s Board of Directors, in accordance with §7 of Article 141 of Law 6404 of December 15, 1976 as amended;

b)        §1 of Article 11 of the Company’s by-laws specifies that the structure and composition of the Board of Directors and the Executive Board of the Company shall be identical in Cemig Distribuição S.A. — Cemig D, and in Cemig Geração e Transmissão S. A. — Cemig GT, with the exception of two appointments to the Executive Board;

c)         the head paragraph of Clause of the by-laws of Cemig at present states that that Board shall comprise 14 (fourteen) members and an equal number of substitute members;

d)        §4 of Clause 12 of the by-laws of Cemig states that the Boards of Directors of Cemig D and of Cemig GT must obligatorily be constituted by the same sitting and substitute members as are elected to the Board of Directors of Cemig;

e)         Clause 21, §4, Sub-Clause “g”, of the by-laws of Cemig states:

“Clause 21 -      ...

§4             The following decisions shall require a decision by the Executive Board:

...

g)         approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan.”;

f)          Clause 8, §1, of the by-laws of Cemig D and of Cemig GT, also, establishes that the members of the Boards of Directors of those companies must, obligatorily, be the same members of the Board of Directors of the sole stockholder, Cemig; and

g)         Cemig D and Cemig G will hold Extraordinary General Meetings of Stockholders on June 3, 2013, to change their by-laws;

• now proposes to you as follows:

1)        Change in the Company’s by-laws, for the head paragraph of Clause 12 to read as follows:

“Clause 12      The Company’s Board of Directors shall be made up of 15 (fifteen) members and an equal number of substitute members. One of the members shall be its Chair and another its Vice-Chair, and all shall be elected for the same concurrent period of office of 2 (two) years, may be dismissed at any time by the General Meeting of Stockholders, and may be reelected.”;

and

2)        that the representatives of the Company should vote in favor of the agenda at the General Meetings of Stockholders of Cemig Distribuição S.A. and of Cemig Geração e Transmissão S.A. that decide on change of the drafting of the head paragraph of Article 8 of their by-laws, so that those Companies shall also have 15 (fifteen) sitting members and 15 substitute members on their Boards of Directors.

Belo Horizonte, April 30, 2014.

Luiz Fernando Rolla	Stockholder, Chair of the Ordinary and Extraordinary General Meetings of
Stockholders of Cemig held on April 30, 2014. ”

The Chair then put the above-mentioned Proposal to debate, and, subsequently, to the vote, and it was approved by a majority of votes.

The Chair then clarified that the stockholders represented by counsel Bethsaida de Oliveira Pena at the Ordinary and Extraordinary General Meetings of Stockholders held, concurrently, on April 30, 2014, were, using their updated names:

Caixa de Previdência dos Funcionários do Banco do Brasil-PREVI;

Fundo de Investimentos em Ações Alvorada (FIA Alvorada), which holds investments of

Fundação dos Economiários Federais (Funcef) and of the funds in which Funcef is the sole unit holder;

BB Ações Energia FI;	BB Brasil Ações Dividendos FI;
BB Cap Ações FI;	BB Cap Ibovespa Indexado FIA;
BB Eco Golg FIA;	BB Funpresp FI MM;
BB Nictheroy FI;	BB Previdencia Ações FI;
BB Top Ações Índice Sustentabilidade Empresarial FIA;	BB Sebraeprev FI MM;
BB Teresina FI MM;	BB Terra do Sol FI MM;
BB Top Ações Dividendos FI;	BB Top Ações Ibovespa Indexado FI;
BB Top Ações Ibovespa Ativo FI;	BB Top Ações IBRX Indexado FI;
BB Previdenciário Ações Governança FI;	BB Top de Ações Dividendos Ativo FI;
BB Top Multi Balanceado FI LP	Brasilprev Top A FIA;
Brasilprev Top Ações Dividendos FI; and	Telos IDIV FIA.

There being no further business, the Chair opened the meeting to the floor, and since no-one wished to speak, ordered the meeting suspended for the time necessary for the writing of the minutes.

The session being reopened, the Chair, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

12.       Carbon Disclosure Project 2014 — Publication

Carbon Disclosure Project

2014

Companhia Energética de Minas Gerais

English Version

Content

Companhia Energética de Minas Gerais — Cemig

Introduction Module

Q0.1 Introduction

Founded in 1952 by then Governor of Minas Gerais, Juscelino Kubitschek de Oliveira, Companhia Energética de Minas Gerais (Cemig) operates in electric energy generation, transmission, commercialization, and distribution. In addition, the company works with energy solutions (Efficientia S.A.) and natural gas distribution (Gasmig). The Cemig group comprises the holding company, Companhia Energética de Minas Gerais — Cemig, through its wholly-owned subsidiaries — Cemig Geração e Transmissão S/A (Cemig GT) and Cemig Distribuição S.A. (Cemig D) — and a number of subsidiaries (151), consortia (18) and a holding fund, with assets in 23 Brazilian states (including the Federal District), in addition to Chile. Since its founding, the Company has assumed the role of ensuring the collective well-being of the areas where it operates in an innovative and sustainable way. This determination has led it to become the largest electricity distributor on transmission lines and networks and grow into one of the largest energy generation and transmission companies in the country. Cemig also has operations in natural gas exploration and distribution, in addition to data transmission (Cemig Telecom). Cemig has a 26.06% stake in Light S.A., energy distributor present in 31 municipalities in the state of Rio de Janeiro, covering a region with more than 11 million people. It also has stakes in the transmission company Transmissora Aliança de Energia Elétrica S.A. (Taesa).  With a growth model that aims at increasing the use of renewable energy, in 2013, Cemig increased its stake in Renova, a leader in the wind energy market in Brazil. Currently, the Cemig GT has a 20.2% stake in Renova, and Light S.A. (company in which Cemig has a stake, as mentioned above) holds an 11.7% stake. The main objective for acquiring a stake in Renova is to make the company an arm for Cemig’s expansion into the renewable energy market (not considering hydroelectric power plants).

Cemig is a mixed capital company controlled by the Government of Minas Gerais (51%) with more than 120,000 shareholders in 40 countries (data as of December 2013). Shares are traded in the Brazilian BM&FBovespa S.A., New York Stock Exchange (NYSE), and in the Mercado de Valores Latino-Americanos (Latibex) of Madrid. The Company’s consolidated net operational revenue reached R$ 18.97 billion in 2013, based on a primarily renewable energy matrix.

Not including the energy generated by Light S.A., Cemig’s generation park has an installed capacity of 6,872 MW, with 96.6% from hydraulic generation, 2.7% from thermal generation (1.9% fuel oil and 0.8% process residual gas), and 0.7% from wind generation. Thus, Cemig is one of the largest electricity generators in Brazil with 63 hydroelectric power plants, 3 thermal power plants, and 4 wind farms. Adding proportionally the generation capacity of Cemig’s holdings in subsidiaries / affiliates such as Light S.A. and Renova, Cemig’s total installed capacity comes to 7,158 MW. The company owns 9,748 km of transmission lines and 17,218 km of subtransmission lines; in the area of electricity distribution, the company is responsible for providing service to approximately 7.8 million people in 774 municipalities in Minas Gerais and managing the largest electricity distribution network in Latin America, with an extension of more than 484,000 km. At the end of 2013, Cemig had 7,922 direct employees.

For its commitment to principles of social and environmental responsibility, economic and financial integrity and technical excellence, the Company is recognized internationally as a benchmark for sustainability in the industry and is positioned as one of the main vectors for consolidation in the Brazilian electric sector. Cemig has been listed in the Dow Jones Sustainability Index (DJSI World) for 14 years, since its inception. For the 9th consecutive year, the Company has also participated in the Corporate Sustainability Index (ISE) of the BM&FBovespa, and was selected for the 4th time to be included in the Carbon Efficient Index (ICO2), created in 2010 by the BM&FBovespa and the Brazilian Development Bank (BNDES). In 2013, the Company won 1st place in the ET Carbon Ranking Leader Awards by the ET Carbon Ranking Brics 300 (Environmental Investment Organisation — United Kingdom), the ranking that evaluates greenhouse gas emissions, transparency and reliability of data from Brazilian, Indian, Chinese and Russian corporations. In 2013, CDP recognized the Company for the second consecutive time as one of the Ten Brazilian Companies excelling in transparency in the disclosure of information related to climate change.

MISSION

“To perform in the energy sector with profitability, quality and social responsibility”.

VISION

“To be the largest energy group in Brazil during this decade in terms of market value, with presence in gas, known as a global leader in sustainability, admired by customers and recognized for strength and performance”.

Q0.2 Reporting year

01/01/2013 a 31/12/2013

Q0.3 Country list configuration

Brazil.

Q0.4 Currency selection

BRL(R$) — Reais.

Q0.6 Modules

Electric Utilities module.

Management Module

1.                                      Governance

Q 1.1 Where is the highest level of direct responsibility for climate change within your organization?

Individual/Sub-set of the Board or other committee appointed by the Board.

If there is a responsible:

Q 1.1a Please identify the position of the individual or name of the committee with this responsibility.

The person at the highest level of direct responsibility for the subject of climate change at Cemig is the Executive Vice President, who reports directly to the President of the Company. The President is the highest level of the Executive Board, who in turn reports directly to the Board of Directors.

Cemig’s administration is composed of the Board of Directors and the Executive Board. The members of the Board of Directors are elected during the General Shareholders’ Meeting and elect the President and CEO, Executive Vice President, and appoint the Executive Director. The Executive Vice President is part of the Executive Board, which is considered as a group pertaining to the company’s Board. Functional assignments the Executive Vice President as defined and approved by the Board of Directors, include i) replace the President in his absence, leave, temporary disability, resignation or vacancy, ii) promote the improvement of the company’s social responsibility and corporate sustainability policies, iii) define the policies and guidelines on the environment, technological development, alternative energy sources, and technical standardization,  iv) coordinate Cemig’s performance strategy in relation to social responsibility, the environment, technological processes for the strategic management of technology, v) coordinate the deployment and maintenance of quality systems, vi) promote the implementation of programs for the technological development of the company, and vii) monitor the management of plans for meeting environmental, technological, and quality guidelines.

Q1.2 Do you provide incentives for the management of climate change issues, including the attainment of targets?

Yes.

If there are incentives:

Q1.2a Please provide further details on the incentives provided for the management of climate change issues.

Who is entitled to benefit from these incentives?	The type of incentives	Incentivized performance indicator
Board / Executive Board	Monetary reward

Indicator: Cemig’s score on the Dow Jones Sustainability World Index. This index assesses issues related to climate change and sustainability.

Cemig’s score on the Dow Jones Sustainability Index is linked to the variable remuneration of the Executive Vice President, who is second from the top on the Executive Board, which administrates the company.

Corporate executive team	Monetary reward

Indicator: Cemig’s participation in the Carbon Efficient Index (ICO2) portfolio.

Developed by the BM&FBovespa and Brazilian Development Bank (BNDES), the ICO2 is an indicator based on the IBrX-50 portfolio, which, when deciding on shares to include, takes into account the relationship between gross revenue and greenhouse gas (GHG) emissions, and thus, assesses GHG emissions efficiency.

Cemig’s inclusion in ICO2 is linked to the variable remuneration of the team subordinate to the Executive Vice President.

Corporate executive team	Monetary reward

Indicator: Cemig’s score on the environmental dimension of the Dow Jones Sustainability World Index. This index assesses issues related to climate change and sustainability.

This team is also responsible for the achieving Cemig’s sustainability goals with all climate change-related matters directly linked to these goals.

Cemig’s score on the environmental dimension of the Dow Jones Sustainability Index is linked to the variable remuneration of the team subordinate to Executive Vice President.

Energy managers	Monetary reward

Indicator: rate of energy losses in the electric system.

Energy losses in the electric system are responsible for 99% of Cemig’s Scope 2 emissions. To meet the goal of reducing of these measurable losses, the Total Distribution Losses Index (IPTD - Índice de Perdas Totais de Distribuição) was created with multi-year targets validated annually and monitored monthly. This loss index is linked to the variable remuneration of the management team for the Distribution Loss Management and Control Unit.

All employees	Other non-monetary reward

Indicator: rate of potential reduction of water and electricity consumption

In 2013, a campaign against water and electricity waste at Cemig called “Attitudes that Move the World” was conducted and involved 3,700 employees and contractors through lectures, mobilizations, brochures, and giveaways. The company held a contest that received 300 projects for electricity and water conservation in the company with non-monetary rewards for the 6 best and most creative ideas. The reduction of electricity consumption is one of the company’s goals (see question Q3.1 a), aiming at reducing GHG emissions.

2.                                      Strategy

Q2.1 Please select the option that best describes your risk management procedures with regard to climate change risks and opportunities.

Integrated into multi-disciplinary company wide risk management processes.

Q2.1a Please provide further details on your risk management procedures with regard to climate change risks and opportunities.

Frequency of monitoring	To whom are results reported?	Geographical areas considered	How far into the future are risks considered?	Comment
Six-monthly or more frequently	Individual/Sub-set of the Board or committee appointed by the Board	Brazil	> 6 years

Cemig’s Corporate Risk Management Policy establishes guidelines for identifying, analyzing, mitigating and monitoring existing risks.

In 2013, the Cemig implemented SAP GRC Risk Management (RM) and Process Control (PC) modules in the corporate risks management process. With this new system for mapping risks and opportunities, the process is now done continuously and online: when registering a risk / opportunity, changes in the assessment or in the status of management plans can be made in the system at any time. All of those involved in the management of the risks / opportunities have immediate access to the information, increasing the transparency and reliability of the process. The system runs a model that looks at the causes and consequences of a risk / opportunity and inserts new parameters in the management model: inherent risk, residual, planned residual, and Control-Self Assessment.

Cemig is the pioneer in Brazil in implementing RM and PC modules for risk management.

Q2.1b Please describe how your risk and opportunity identification processes are applied at both company and asset level.

Cemig considers strategic opportunities / risks as those that can directly affect the company’s business, namely, those that are associated with the senior management decision-making and can substantially affect the economic value of the organization. In addition, the Company considers process risks / opportunities as those that can negatively / positively affect the attainment of goals and guidelines established by the company’s Strategic Planning and can be identified in all processes in each business area: Commercialization, Generation, Transmission, Distribution, and Corporate.

Thus, the risks / opportunities at the corporate level are handled at Cemig as risks / strategic opportunities. Risks at the level of subsidiaries and individual plants, that is, at the asset level, include both strategic and process risks / opportunities.

The new system for mapping risks and opportunities implemented in 2013 (SAP GRC Risk Management (RM) and Process Control (PC) modules) allows both strategic and process risks / opportunities to be assessed with the same methodology defined by this new tool. The process of mapping risks / opportunities is done continuously since updating information and monitoring, and conducting assessments of controls and action plans are scheduled tasks to be carried out by those responsible, giving all of those involved in risk management specific roles and responsibilities. The hierarchical level for approval of the information collected has changed with the new tool. Previously, approvals were made at the Superintendence level. With RM and PC modules, they are now made at the Board level.

In addition, the new system allows a risk / opportunity being managed at the process level to have a direct link to a risk being evaluated at the strategic level.

Q2.1c How do you prioritize the risks and opportunities identified?

Cemig uses scales to classify the risks and opportunities according to its financial impacts, intangible impacts, likelihood, and relevance to the Company with provides estimated percentages between each of the points for each of the scales. From these scales, Cemig prioritizes each risk, which allows the risks to be ranked in an exposure matrix indicating risks / opportunities, and which includes the risks / opportunities surveyed throughout the process.

In addition, specifically for the “financial impact” variable referred to above, which is used to define the position of the risk / opportunity in the exposure matrix,  information on financial implications of the risks / opportunities, controls, and measurements are entered into the new system. The system then calculates the cost/return of the inherent risk / opportunity (i.e., without management actions), the residual risk / opportunity (after implementing controls), and the planned residual risk / opportunity (after implementing measures). This allows deciding on prioritization based on robust financial analyses of the scenarios with and without the management of risks / opportunities.

Q 2.2 Is climate change integrated into your business strategy?

Yes.

If climate change is integrated into the company’s business strategy:

Q2.2a Please describe the process of how climate change is integrated into your business strategy and any outcomes of this process.

i.                  Risks and opportunities related to climate change are classified and prioritized in exposure matrices by the Corporate Risk Monitoring Committee and presented to the Executive Board. Therefore, these risk and opportunity assessments are presented to senior management, who use them to develop the company’s Strategic Planning initiatives. Since the Executive Board defines and approves Cemig’s strategy, the other directors plan the activities. The Board of Directors conducts the Strategic Planning process with the participation of the Executive Board.

During the last annual cycle of the Cemig Strategic Planning process, the Board of Directors approved to update the Corporate Strategic Plan and define strategic objectives for the short term until 2035. The main drivers of Cemig’s business strategy are related to balanced growth through both new projects and mergers and acquisitions, with the main commitment being sustainable growth and adding value for shareholders over the long term. With the aim of expanding installed capacity through a low-risk portfolio, expansion in renewable sources is particularly noteworthy.

ii.               Aspects of climate change that have influenced the Cemig’s strategy:

Low carbon business development: Cemig has identified opportunities for business and market advantages arising from its low carbon energy matrix, which are primarily focused in i) using Cemig’s expertise in the deployment and renovation of renewable power plants, and ii) investment in new energy sources.

Regulatory changes: Cemig identifies regulatory risks related to climate change, which are seriously contemplated in strategic decisions for the Company. Cemig conducts environmental due diligence for the acquisition of new assets (carbon risk assessment) to assess the possible financial impact of an increase in GHG emissions from the newly acquired assets and the possibility of internalizing emission costs due to new regulations.

Need for climate change mitigation: Although GHG emissions at the Company are already low, Cemig strives to reduce its emissions by setting emission reduction targets as well as reducing electricity consumption and electricity losses.

Need for adaptations to climate change: Cemig has a predominantly hydraulic generator park; thus, it has a low GHG emission intensity. However, it is subject to the consequences of climate change. Therefore, the Company invests in improvements to weather forecasting systems, the infrastructure of its power plants, transmission lines, and distribution networks in order to deal with the consequences of climate change and improve water availability forecasting in its generation park.

iii.            Components of the strategy influenced by climate change in the short term (up to 5 years): Cemig invests in state-of-the-art techniques and equipment that allows for a high degree of accuracy when forecasting the intensity and location of storms. In addition, the Company established its corporate goal of reducing Scope 1 GHG intensity (tCO2e/MWh) by 8% by 2015, based on 2008 emissions. Cemig also defined its goal of reducing electricity losses by committing to have total losses in 2017 lower than 10.85%.

iv.           Components of the strategy influenced by climate change over the long-term (over 10 years): the need to consolidate low carbon energy matrices has been a guide for technology R&D projects that Cemig may deploy on a large scale in the future, such as i) the development of the second version of the solarimetric atlas of Minas Gerais, ii) electricity generation in solar power plants connected to the electrical system and iii) the implementation of smart grid.

In addition, Cemig’s recent acquisitions demonstrate the company’s position in strengthening its focus on the expansion of renewable energy (see acquisitions in 2013 under item (vi) of this question). With these strategic actions, Cemig is expanding energy generation in the short term and investing in the diversification of the renewable matrix in the long term.

The climate change scenario opens new business opportunities for the Company, with expectations of great demand in the long term. Cemig owns the company Efficientia S.A, which operates in the development and feasibility of technological solutions that promote efficient energy use at nonresidential customer facilities.

v.              By maintaining a predominantly renewable matrix and conducting the carbon risk assessment, Cemig is able to make in advance decision on risks associated with increased electricity generation costs.

In addition, the development of new technologies, especially electricity generation using solar energy, puts Cemig in a vanguard position in the electricity sector and allows the Company to incorporate new technologies in its matrix and diversify business.

vi.           More significant strategic decisions taken by Cemig in 2013, influenced by new business opportunities as a result of climate change:

•                  investment in electricity loss management in distribution networks: loss control is one of Cemig’s strategic goals, which among other benefits, enables a lower emissions factor for the Brazilian National Electrical System (SIN) with the potential to mitigate climate change.

•                  actions minimizing physical risks arising from extreme weather events:

•                  improvements on distribution networks: establishment of a Protected Distribution Network (RDP) with shielded lines and networks, in addition to easement regularization as minimum standard for urban services

•                  improvements to the transmission network, especially the acquisition of transformers and reinforcing the Taquaril Substation, which is responsible for providing service to the Belo Horizonte Metropolitan Area

•                  actions that increase opportunities for low carbon business development:

•                  entrance into the controlling block of Renova, a company that represents the arm of Cemig’s expansion into the renewable energy market. Cemig now has a 20.2% stake in the company.

•                  equity acquisition in Brazil PCH through its stake in Renova. Brasil PCH holds 13 SHPs with an installed capacity of 291 MW (194 average MW);

•                  an agreement with Vale to create Aliança Geração de Energia S.A., in which Cemig will have 45% stake and will be a platform for consolidating generation assets with a hydro installed capacity of 1,158 MW (652 average MW)

•                  increased stake in the Belo Monte hydroelectric power plant to 14.18%

•                  commissioning of Igarapé Thermal Power Plant: revitalization of the plant with a lower emissions intensity (tCO2/MWh generated). Commissioned in 2013.

Q2.3 Do you engage in activities that could either directly or indirectly influence public policy on climate change through any of the following?

☒ Direct engagement with policy makers

☒ Trade associations

☒ Funding research organizations

☐ Other

☐  No

Q 2.3a On what issues have you been engaging directly with policy makers?

Focus of legislation	Corporate position	Details of engagement	Proposed legislative solution
Other: mitigation and adaptation to climate change	Support

Created in 1977 as an Environmental Policy Committee, COPAM (State Environmental Policy Council) became the Minas Gerais State Council in 1987, and is currently the regulatory, collegiate, advisory and deliberative body subordinate to the State Secretariat for Environment and Sustainable Development (SEMAD). The purpose of the council is to deliberate on guidelines, policies, regulations and technical norms, standards and other operations-related measures to preserve the environment and environmental resources, in addition to its application by SEMAD, through entities linked to the council and other environmental regulatory and local agencies.

Among the Thematic Chambers that comprise COPAM is the Energy and Climate Change Chamber (CEM), in which Cemig has a representative.

The CEM is engaged in the development of the Energy and Climate Change Plan for Minas Gerais (PEMC), a cross-sectional planning tool that covers all socioeconomic sectors in the state of Minas Gerais that have an impact on GHG emissions and/or suffer the effects of climate change. The chamber is a public policy instrument created through a participatory process whose primary purpose is to develop guidelines and actions for mitigation and adaptation to climate change in Minas Gerais in order to ensure the transition to a low carbon economy and sustainable development in the state of Minas Gerais.

Cemig supports this legislation with no exceptions.

Q2.3b Are you on the Board of any trade associations or provide funding beyond membership?

Yes.

Q 2.3c Please enter the details of those trade associations that are likely to take a position on climate change legislation.

Trade association	Is your position on climate change consistent with theirs?	Please explain the trade association’s position	How have you, or are you attempting to, influence the position
Brazilian Business Council for Sustainable Development (CEBDS — Conselho Empresarial Brasileiro para o Desenvolvimento Sustentável)	Consistent

Within the CEBDS is the Thematic Chamber on Energy and Climate Change (CTClima — Câmara Temática de Energia e Mudanças do Clima), in which Cemig has a representative. CTClima represents the vision of member companies in the CEBDS on matters related to climate change, in debates, and in public policy formulation with governments and other interest groups. CTClima’s mission is “to be a proper forum for companies to understand its role in relation to climate change while assisting them in developing strategies to take advantage of opportunities, minimize risks, and prepare for a world with restrictions on greenhouse gas emissions”.

Cemig’s representative in the Thematic Chamber of Energy and Climate Change (CTClima) participates in meetings, discussions, debates, and contributes to suggestions for

The CEBDS performs various activities associated to the theme, which can contribute to the development and improvements in related public policies. For example, CEBDS launched a research project called “Study on Adaptation and Vulnerability to Climate Change: The Case of the Brazilian Electricity Sector”. The publication represents an effort by the corporate sector to deepen the understanding of the topic, given the sensitivity of hydroelectric energy to climate variation and the sector’s increased participation in the national electricity matrix. Also in 2013, the study “Recommendations for Electric Energy Policy in Brazil” was launched. This publication presents solutions that contribute to the diversification of the Brazilian electricity matrix in a sustainable way. Among them include the importance of regulating sources and regional auctions, cogeneration and microgeneration, environmental licensing, and greater efficiency in transmission, distribution, and end consumption.

formulating public policy, when applicable.

Q2.3d Do you publically disclose a list of all the research organizations that you fund?

Yes(1).

Q2.3e Do you fund any research organizations to produce or disseminate public work on climate change?

Yes.

Q2.3f Please describe the work and how it aligns with your own strategy on climate change.

Cemig’s Research and Development (R&D) Program produces new methodologies, software processes, materials, devices, and equipment to improve the electrical system, in addition to the adaptation and mitigation of climate change, which benefits the electricity sector, Cemig, and society. Investment in innovation is aligned to the strategic drivers, “Ensuring Sustainability”, and “Being innovative in finding technological solutions for business operations”. Currently, research projects are underway that are linked to alternative energy sources as well as the mitigation and adaptation to climate risks. R&D projects related to climate change that stood out in 2013 are described below.

Cemig finances the project “Infrastructure for a Low-Cost Smart-Grid”, which is one of the initiatives undertaken by the Company related to climate change that defines its strategy for mitigation, adaptation, and the commitment to a low-carbon economy. The company is

(1) Cemig discloses all research projects that are carried out, organized by theme. Details on the projects are available at:

http://www.cemig.com.br/en-us/Company_and_Future/Sustainability/water_resources/Pages/research_and_development_projects.aspx.

initially installing smart grids in the city of Sete Lagoas. This initiative will enable the automation of networks, metering systems, and the distributed generation and storage of energy, thus contributing to the reduction of losses, and consequently, the reduction of GHG emissions.  Although smart grids are being discussed at the global level, it is still necessary to adapt legislation and evaluate technical and economic issues from the perspective of the Brazilian reality to maximize the benefits resulting from adopting this technology. In 2013, the “Consumer Calendar” was made available at: http://portalcfu.cemig.com.br/portalcfu, with the prominent factor of the website being the possibility for consumers participating in the project to monitor and be re-educated on their consumption habits.

In 2013, the project “Mitigation of Atmospheric Effluents from the Barreiro HPP” was initiated. The project is the result of a partnership between Cemig, CEFET (Federal Center for Technological Education of Minas Gerais), and the companies Neomatrix and V&M do Brasil. The project involves the construction of a plant annexed to the Barreiro Thermoelectric Power Plant located in Belo Horizonte to capture and sequester GHG emissions from the plant’s generation activities, with the prospect reducing emissions by 25%. In addition to developing technology to reduce GHG emissions by enabling less polluting thermal power plants to be incorporated into the energy matrix, the project contributes to the diversification of the matrix.

The second version of the Solarimetric Atlas of Minas Gerais is currently being designed. The new version will have an even more pronounced scientific appeal and will incorporate data from 5 modern solarimetric stations installed in rural Minas Gerais for the validation or any redefinition of the solarimetric maps of the state. With the publication of the new version of the Atlas, Cemig will be acting as a facilitator for the diversification of the Brazilian energy matrix focused on renewable energy alternatives.

In 2013, a Solar Photovoltaic Plant was fully installed in the Mineirão Stadium making it the first stadium hosting the 2014 FIFA World Cup to have this type of power plant, which has an installed capacity of 1.42 MWp. The plant was implemented through an R&D project. The deployment, operation and maintenance are the responsibility of the Portuguese company Martifer Solar. In early 2014, the power plant entered the commissioning and operations testing phase, with commercial operation expected before the stadium is handed over for the World Cup games.

Cemig develops important innovations that have positive effects on climate change mitigation. A list of all research projects funded by Cemig with additional information is available at: http://www.cemig.com.br/en-us/Company_and_Future/Sustainability/water_resources/Pages/research_and_development_projects.aspx.

Q2.3h What processes do you have in place to ensure that all of your direct and indirect activities that influence policy are consistent with your overall climate change strategy?

Cemig’s Superintendences responsible for managing specific strategic objectives and corporate risk associated with climate change, under the approval of the Executive Board, lead the institutional relationship with public policymakers concerning the theme. The Superintendences are retrained on the strategy and Corporate Strategic Plan of the Company during the annual Strategic Planning cycle. As described in the answer to Q1.1, the person directly responsible for Cemig’s Global Climate Change Strategy is the Executive Vice President. Therefore, the Executive Vice President’s team ultimately evaluates all direct and indirect activities in which the company participates for the development of public policy, after approval by the Director of the area responsible. As a basic premise, all institutional activities follow the premises of the company’s document entitled “10 Initiatives for the Climate”.

3. Targets and Initiatives

Q3.1 Did you have an emissions reduction target that was active (ongoing or reached completion) in the reporting year?

☐ Absolute target

☐ Intensity target

☒ Absolute and intensity targets

☐ No

If there is an absolute target:

Q3.1a Please provide details of your absolute target.

ID	Scope	% of emissions in Scope	% reduction from base year	Base year	Base year emissions (tCO2e)	Target year	Comments
Abs-1	Scope 2	0.8%	4%	2011	4,502	2020

The company set a target for reducing the electricity consumption of both Cemig GT and Cemig D by 4% by 2020, in relation to the total consumed in 2011.

In 2011, Cemig GT and Cemig D consumed 46,876 MWh of electricity, representing 0.8% of the company’s Scope 2 emissions for the year in question (the remaining 99.2% were primarily from electrical losses, in addition to a small portion from electricity consumption of Efficientia and Cemig Telecom).

That year, the emissions factor for the Brazilian National Electrical System (SIN) was 0.0292 tCO2/MWh, so emissions associated with electricity consumption were 1,368 tCO2.

However, in order to compare emissions from electricity consumption in 2013 with base year emissions, they were reported in the side column using the emissions factor for the Brazilian National Electrical System (SIN) for 2013, which was equal to 0.0960 tCO2/MWh, resulting in 4,502 tCO2.

If there is an intensity target:

Q3.1b Please provide details of your intensity target.

ID	Scope	% of emissions in Scope	% reduction from base year	Metric	Base year	Normalized base year emissions (tCO2e / MWh)	Target year	Comment
Int-1	Scope	100%	8%	tCO2e /	2008	0.007801	2015	This target refers to

1	MWh	Scope 1 emissions reduction related to electricity generated by Cemig; therefore, it is tCO2 / MWh generated.

Q3.1c Please also indicate what change in absolute emissions this intensity target reflects.

ID	Direction of change anticipated in absolute Scope 1+2 emissions with target completion	% change anticipated in absolute Scope 1+2 emissions	Direction of change anticipated in absolute Scope 3 emissions with target completion	% change anticipated in absolute Scope 3 emissions	Comment
Int-1	Increase	14.08%	—	—

Despite the reduction of GHG emissions per MWh generated by Cemig when the target is attained, the Company expects the expansion of production to increase around 124% for 2015 in relation to 2008, leading to an increase in absolute Scope 1 emissions with target attainment.

By 2015, there may be an increase in absolute emissions due to increased operations at the Igarapé Thermal Power Plant.

Q3.1d For all of your targets, please provide details on the progress made in the reporting year.

ID	% complete (time)	% complete (emissions)	Comment
Abs-1	22.22%	100%

In 2013, Cemig GT and Cemig D consumed 43,750 MWh of electricity, 6.67% lower than the figure verified for 2011 (target base year). Therefore, Cemig has already attained and surpassed its target of reducing electricity consumption by 4% compared to 2011.

Int-1	71.43%	100%

Scope 1 emissions were reduced compared to 2008 emissions, reaching 0.005642 tCO2e / MWh generated by Cemig. Therefore, in 2013, the 0.007177 tCO2e/MWh emission target for 2015 (8% reduction compared to 2008) was attained and surpassed.

The Igarapé HPP was reactivated in 2012, and electricity generation at the power plant increased in 2013 in relation to 2012 (167,506 MWh in 2013 and 23,115 MWh in 2012). These events led to an increase in emissions compared to 2012. However, prior to reactivation, the Igarapé plant underwent a revitalization program expected to increase average thermal efficiency by 1.407% compared with the average for 2007-2008. In addition, other initiatives to reduce Scope 1 emissions such as the increased efficiency in the use of the company’s vehicle fleet, and other actions, have also contributed to the significant reduction in emissions compared to the 2008 base year.

Q3.2 Does the use of your goods and/or services directly enable GHG emissions to be avoided by a third party?

Yes.

If the use of the company’s goods and/or services enables GHG emissions to be directly prevented by third parties:

3.2a Please provide details of how the use of your goods and/or services directly enable GHG emissions to be avoided by a third party.

Efficientia S.A.: a wholly owned subsidiary of Cemig that provides services for the development and feasibility of energy efficiency projects, implements energy cogeneration projects, and offers consulting services to optimize the energy matrix of industries.

i.      This initiative allows the reduction of Scope 2 emissions of third parties, since it reduces the electricity consumption of its customers.

ii.     In 2013, the Santa Vitória TPP, a sugarcane bagasse cogeneration plant with an installed capacity of 20 MW, was fully activated.

In 2013, Efficientia signed contracts for the deployment of modernization projects on lighting systems, photovoltaic energy generation, and energy cogeneration. All of these projects allow the reduction of electricity consumption by the customer and/or low carbon electricity generation.

iii.    It is estimated that contracts signed in 2013 will bring about a reduction in emissions by 1,285 tCO2/year.

iv.    It is estimated that the contracts signed in 2013 will save 13,164 MWh/year in electricity consumption and 219 MWh/year electricity generation. To calculate reductions in emissions, the emissions factor for the Brazilian national grid (SIN) for 2013 was used, calculated for GHG inventories by the Ministry of Science, Technology and Innovation (MCTI - Ministério de Ciência, Tecnologia e Inovação)(2), multiplied by the amount of electricity saved and generated;

v.     The generation of Certified Emission Reductions (CERs) within the scope of the CDM was not considered in any of the projects implemented.

Energia Inteligente (Intelligent Energy): a program consisting of various projects that promote energy efficiency in low-income communities and in nonprofit and philanthropic institutions.

(2)  GHG emissions factors for the Brazilian National Interconnected System (SIN — Sistema Inteligado Nacional) for emission inventories of these gases. Available at: http://www.mct.gov.br/index.php/content/view/321144.html#ancora.

i.      This initiative allows the reduction of Scope 2 emissions of third parties, since it reduces the electricity consumption in the communities it serves.

ii.     The Intelligent Energy Program encompasses three subprograms: Energia do Bem, Conviver, and Prefeituras Ecoeficientes.

Energia do Bem program is aimed at philanthropic and nonprofit organizations. In 2013, showers in 104 institutions for the elderly and in 6 public hospitals and charities were replaced, in addition to the replacement of 38 autoclaves and 980 sets of light fixtures and light bulbs in hospitals.

Conviver encompasses projects aimed at low-income consumers. In 2013, 1,098 solar heating systems were installed, 140,699 light bulbs and 2,164 refrigerators were replaced, in addition to the replacement of 220 family agricultural irrigation systems over 15 years old in the Jaíba Project.

Prefeituras Ecoeficientes encompasses projects aimed at municipal energy management.

All of these initiatives reduce electricity consumption of the people and organizations receiving service.

iii.    The actions taken in 2013 will prevent the emission of 1,673 tCO2/year.

iv.    The actions taken in 2013 will allow a reduction in energy consumption by 17,420 MWh/year. To calculate reductions in emissions, the emissions factor for the SIN calculated by the MTCI(2) was used for 2013, multiplied by the amount of electricity saved annually.

v.     The generation of Certified Emission Reductions (CERs) within the scope of the CDM was not considered in the program.

Gasmig: Cemig’s subsidiary and exclusive distributor of piped natural gas throughout Minas Gerais State. In addition, Gasmig has created the Inovagás project, which is aimed providing customers with energy efficient solutions.

i.      This initiative allows the reduction of Scope 1 emissions of third parties, since it allows customers to use fossil fuels having a lower GHG emissions factor.

ii.     In 2013, Gasmig installed 30.3 km of pipelines to distribute natural gas in the Minas Gerais State. The company brings natural gas infrastructure to strategic regions in the state, allowing carbon-intensive fossil fuels to be replaced in manufacturing industries.

iii.    In 2013, the consumption of natural gas distributed by Gasmig prevented emissions of 1,058,387 tCO2.

iv.    Gasmig monitors the quantity of natural gas supplied to the sectors that that company serves. The company sold 1.488 billion m(3) in 2013. The estimate for emission reduction was made on the assumption that, in the absence of the natural gas distribution, industry would consume fuel oil (which corresponded to 93.89% of the natural gas consumed in 2013), vehicles would consume gasoline (3.82%), and thermal power plants would use diesel oil (2.29%). Using emissions factors and lower heat capacities and densities of the Brazilian GHG Protocol, natural gas emissions (real scenario), emissions if fuel oil were used, and gasoline and diesel (baseline scenario) were calculated subtracting real emissions from baseline emissions, thus defining the emissions that were prevented.

v.     The generation of Certified Emission Reductions (CERs) within the scope of the CDM was not considered by Gasmig.

Q3.3 Did you have emissions reduction initiatives that were active within the reporting year (this can include those in the planning and implementation phases)?

Yes.

Q3.3a Please identify the total number of projects at each stage of development, and for those in the implementation stages, the estimated CO2e savings.

Stage of development	Number of projects	Total estimated annual tCO2e savings (only for rows marked *)
Under investigation	707	—
To be implemented *	0	0
Implementation commenced *	21	10,061
Implemented *	4	7,564
Not to be implemented	0	—

Q3.3b For those initiatives implemented in the reporting year, please provide details in the table below.

Activity type	Description of activity	Estimated annual tCO2e savings	Annual monetary savings (R$)	Investment required (R$)	Payback period	Estimated lifetime of the initiative	Comment
Energy efficiency: Processes

Nature of activity: comprises actions aimed at reducing technical losses of electricity in the distribution system. These losses are inherent in the transport of electricity through equipment and transmission and distribution lines. Actions carried out in 2013 to control and minimize technical losses include:

•   Reinforcing the medium voltage / low voltage electric system and expansion and reinforcement of the high voltage subtransmission system (69 kV and 230 kV);

•   Completed installation of 385 fixed capacitors banks in the electric system

•   Acquisition and installation of distribution transformers with amorphous core technology, which reduces leakage losses by about 80%, in addition to reinforcing the respective low-voltage circuits.

In addition to these actions, other specific achievements stood out in 2013 such as the prospect of new networking technologies and drivers, studies to increase operational efficiency of the electrical system (circuit reconfiguration), establishment of criteria to limit the levels of technical losses in medium-voltage and low-voltage circuits and drafting a medium-voltage reactive compensation plan with an expectation of installing 225 automatic capacitor banks by 2016.

Scope 2 emissions at the Company have been reduced (emissions associated with technical losses of electricity are accounted for in Scope 2 of Cemig’s inventory. Losses are considered as the electrical consumption required for the generation of this electricity).

This initiative is voluntary in relation to external regulators. There is a 10.48% target for technical

		3,898	16 million	29 million	1 – 3 years	20 years

A large part of the investment for Cemig to reduce technical losses in 2013 is related to the expansion and reinforcement of the subtransmission electrical system and the installation of capacitors in the medium-voltage electrical system.

losses established by ANEEL (National Electric Energy Agency), which is mandatory for Cemig, though the initiatives described here are voluntarily adopted by the company to reach this target.

Low carbon energy installation

Nature of activity: the Santo Antônio HPP began operation in March 2012. In 2013, 713.7 MW were implemented. In February 2014, there were 20 turbines in commercial operation with 1,414 MW of installed capacity. By November 2015, the plant will have an installed capacity of 3,150 MW and a physical guarantee of 2,218 MW, representing estimated generation at 19,429,680 MWh / year. The power implemented in 2013 was equivalent to the generation of 4,401,531 MWh/year.

Only 10% of the emission reductions associated with the deployment of the Santo Antônio HPP in 2013 were considered in the scope of the CDP since Cemig’s stake in the venture is 10%. Since expanding electricity generation in low-carbon power plants, Cemig’s Scope 1 emissions are lower. Cemig reduced its Scope 1 emissions per MWh produced (to calculate the reduction in emissions, indicated to the right, the emissions factor was used for Scope 1 tCO2 per MWh produced by Cemig in 2012 and released in the 2013 CDP). If the Scope 2 emission reductions of Cemig’s consumers were considered, using the emissions factor for the Brazilian National Electrical System (SIN), the emission reductions total 30,187 tCO2e (but the emission reductions considered in the column at the side are Cemig’s Scope 1 emissions).

This initiative is voluntary in relation to external regulators.

		613	Not applicable	1.64 billion	11 — 15 years	More than 30 years	—

Transportation: fleet

Nature of activity: fuel consumption at Cemig was reduced by 6.17% from 2012, which means the Cemig stopped consuming 11,300 GJ of fuel. This reduction was due mainly to Cemig’s Fleet Management Practices in which 274 vehicles that run on common diesel were replaced with vehicles that use Diesel S-10, the reduction and optimization of employee transportation, and the results obtained with the Fleet Monitoring System deployed in 2012.

Scope 1 emissions are reduced through the reduction in the burning of fossil fuels in its fleet of vehicles.

This initiative is voluntary in relation to external regulators.

	3,053	863 thousand	12 million	11 — 15 years	5 years	Fuel consumption was reduced by 6.17%, representing an avoided cost of about R$ 863,000 for Cemig. This figure is the total cost avoided, and not annual.

Process emissions reductions

Nature of activity: implementation of smart grid in the Sete Lagoas City, which is a smart grid design research and development project with the ultimate goal of developing the company’s competence in implementing a smart grid for its entire network. The installation of a smart grid enables greater efficiency in relation to GHG emissions in the supply of electricity, by the fact that consumers can manage their energy usage while it is used, and Brazilian consumers can generate energy in their homes using photovoltaic solar panels, for example. However, these future gains will result once the system is installed. The immediate gain is that by automating the disconnection and reconnection of the electricity supply, fewer cars and motorcycles belonging to Cemig’s employees will need to be dispatched to buildings to perform these activities.

Scope 1 emissions are reduced through the reduction in the burning of fossil fuels in its fleet of vehicles.

This initiative is voluntary in relation to external regulators.

	Expected emissions savings is still unknown	Confidential information	45 million	Confidential information	20 years	—

Q3.3c What methods are used to drive investment in emission reduction activities?

Method	Comment
Compliance with regulatory requirements / standards

Federal Law No. 9,991/2000: 1% of the organization’s net operating revenues must be invested in funding R&D and energy efficiency programs. Thus, Cemig created the Intelligent Energy (EI) Program, which is focused on energy efficiency comprised of various multi-year projects and socioenvironmental projects that develop energy efficiency actions for low-income communities (in compliance with Article 1, paragraph V, of Law No. 9.991/2000, included by law No. 12,212/2010), and in nonprofit and philanthropic organizations.

Financial optimization calculations

Cemig incorporates GHG emission parameters during the prior assessment of the technical and economic feasibility of a new project, considering the potential financial gains from the commercialization of carbon credits. This assessment has helped Cemig in decision-making regarding the execution of projects eligible for the Clean Development Mechanism (CDM).

Internal finance mechanisms

The replacement of the vehicle fleet uses resources from the Company’s Investment Programs. The directive for Cemig is to renew its vehicle fleet annually so that the average age of vehicles does not exceed 5 years, which is the legal depreciation period established by government authorities.

Dedicated budget for low carbon product R&D

Cemig’s Research and Development (R&D) Program aims to encourage the constant search for innovation and technological challenges in the electricity sector. In this context, Law 9,991/2000 stipulates that utilities and licensees engaged in electricity generation, transmission, and distribution must annually budget a part of its net operating revenue for the Research and Development Program for the Electrical Energy Sector, regulated by Aneel.

To ensure the implementation of this feature, Cemig published public notices to attract projects in various lines of action. Among the project lines related to climate change include: Alternative sources, distributed and decentralized generation, thermoelectric generation and energy efficiency, watershed management and energy planning, metering, billing and commercial losses, and the environment.

Dedicated budget for other emission reduction initiatives

Within the Distribution Development Program (PDD), a budget is provided for Cemig’s reduction of electrical losses in the system, an emissions reduction initiative to reduce emissions from Cemig and the national electricity grid.

Internal price of carbon

Cemig assesses the risk of increased carbon emissions in its energy matrix and the financial impact of the risk by conducting environmental due diligence and sensitivity analyses related to the acquisition of new enterprises. These procedures assist the company in decision-making related to business expansion.

4.  Communication

Q 4.1 Have you published information about your organization’s response to climate change and GHG emissions performance for this reporting year in places other than in your CDP response? If so, please attach the publication(s).

Publication	Page/Section reference	Attach the document
In mainstream financial reports (complete). More specifically, in the Annual and Sustainability Report (available on the company’s website).	Page 135 / Environment Section, Climate Change Subsection	http://www.cemig.com.br/en- us/relatorio_anual/Documents/rela torio/index.html
In other regulatory filings (complete)	Form 20F: Page 59 / Section: “The Carbon Market”	http://cemig.infoinvest.com.br/enu/ 11366/20F2013_ing.pdf
In voluntary communications (complete)	Throughout the document (GHG emissions inventory)	http://www.cemig.com.br/en- us/Company_and_Future/Sustain ability/Programs/climate_changes/ Documents/Cemig_2013_greenho use_gas.pdf

Risks & Opportunities Module

5. Climate Change Risks

Q5.1 Have you identified any climate change risks that have the potential to generate a substantive change in your business operations, revenue or expenditure? Tick all that apply.

☒ Risks driven by changes in regulations

☒ Risks driven by changes in physical climate parameters

☒ Risks driven by changes in other climate-related developments

Q5.1a Describe the risks due to changes in regulations.

Risk driver	Description	Potential impact	Timeframe	Direct / Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management methods	Cost of management

General environmental regulations, including planning

Through the National Policy on Climate Change, the Brazilian government has set a voluntary target of reducing between 36.1% and 38.9% of Brazilian GHG emissions The risk associated with making this commitment is the increase in operating costs arising from possible agreements for the electricity sector, mainly related to the creation of additional costs on carbon emissions.

		Increased operational cost	> 6 years	Direct	Likely	Low – medium	Less than 1% of net operating revenues

Management methods include defining a goal for reducing GHG emissions, and for new acquisitions, a carbon risk assessment in due diligence operations to minimize the probability and scale of the risk.

Cemig has sought opportunities for expanding renewable energy generation, thus minimizing the magnitude of risk in the time horizon to up to 5 years.

Less than R$400,000.00. The costs are annual and related to maintenance of the environmental team. They will exist as long as the risk persists.

Uncertainty surrounding new regulation

Despite having a low carbon energy matrix, Cemig operates a fossil fuel-powered thermal power plant whose operations may be affected in the case of new regulations be established in Brazil. These new regulations also become a risk if Cemig later plans to expand business operations in electricity generation through fossil fuel-powered thermal plants.

		Increased operational cost	> 6 years	Direct	About as likely as not	Low – medium	Less than 1% of net operating revenues

Cemig conducts a carbon risk assessment in due diligence operations, accounts for corporate GHG emissions through the company’s emissions inventory and sets targets for reducing GHG emission intensity. With these actions, a reduction is expected in the magnitude of the risk of taxation for the company with the

Less than R$400,000.00. The costs are annual and related to maintenance of the TPP environmental team and conducting the Company’s emissions inventories. The costs will exist as long as the risk persists.

implementation of the new regulations.

Cap-and-trade schemes

The establishment of a market for trading GHG emissions under a cap-and-trade system in Brazil can result in the need for more planning on Cemig’s part in regards to compliance with specific regulations of the market, particularly in relation to monitoring and verifying emissions.

		Increased operational cost	> 6 years	Direct	About as likely as not	Low – medium	Less than R$2 million

Cemig has professionals trained in identifying projects generating carbon credits and has long-term contracts with verification and certification companies, thereby immediately reducing the probability of materialization of the risk for the company. Cemig has CDM projects to reduce emissions registered with the UNFCCC.

Less than R$300,000.00.

The associated costs are those related to monitoring and audits required for carbon credit validation and commercialization of carbon credits. The costs are not annual and incur when audits are performed.

Uncertainty surrounding new regulation	For the inventory of its GHG emissions, Cemig uses ISO 14,064-1 standards and the GHG Protocol to ensure the reliability of the data collected. In establishing	Increased operational cost	1 – 3 years	Direct	Unlikely	Low	Less than R$100,000.00	For the inventory of its GHG emissions, Cemig uses ISO 14,064-1 standards and the GHG Protocol to ensure the reliability of the data	Less than R$50,000.00. The associated costs are annual and related to the emissions inventory and audit an emissions trading market or other instruments for reducing emissions, it may be required to adopt other methodologies and standards to prepare corporate inventories. Thus, Cemig may have to adjust current procedures that are already well established in order to comply with new regulations that could be adopted.

							collected and for verification purposes by a third party. With this action, it is expected that the magnitude of the risk and probability of materialization of the risk are reduced.	conducted by a third party. These costs will exist whenever the emissions inventory is verified by a third party.

Other regulatory drivers

In order to propose measures to encourage energy efficiency in the country, the Ministry of Mines and Energy published the National Energy Efficiency Plan (PNEf — Plano Nacional de Eficiência Energética), which uses the National Plan on Climate Change as a reference and indicates the mitigation of climate change as one of its goals. The PNEf adopts a 10% reduction target in electricity consumption by 2030 using consumption in 2004 as a base.

	Reduced demand for goods / service	1 – 3 years	Direct	More likely than not	Low – medium	Less than R$10 million

Cemig follows legal discussions at the federal, state, and municipal levels. In addition, the Company has residential and industrial energy efficiency programs, which are described in the Annual and Sustainability Report.

In 2013, R$35.2 million were applied. The costs are related to investments in energy efficiency programs.

Q5.1b Please describe your risks that are driven by change in physical climate parameters.

Risk driver	Description	Potential Impact	Timeframe	Direct / Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management methods	Cost of management
Change in precipitation extremes and droughts

Climate change may cause undesirable impacts on reservoirs due to silting, which may occur faster (or, in an optimistic scenario, occur slower), depending on how changes in rainfall and hydrological regimes will affect each reservoir. This may shorten the life of the reservoirs and increase maintenance costs.

		Reduction / disruption in production capacity	> 6 years	Direct	Unlikely	Medium	Less than 0.5% of net operating revenues

Cemig monitors silting in reservoirs through a series of actions such as mapping changes in bed morphology due to the deposit of sediments, monitoring decreases in the volume of reservoirs, studies on the useful life of reservoirs, and monitoring sediment accumulation. Cemig also participates in the Energy Reallocation Mechanism, which has the purpose of sharing hydrological risks: plants in high inflow and high production conditions transfer energy to plants in low inflow and low production conditions. This participation gives the ONS (Grid National Operator — Operador Nacional do Sistema) the freedom to dispatch plants and ensures Cemig’s assured power commitments

Less than R$2 million.

The costs are annual and related to the maintenance of equipment and meteorological teams, dam safety, and risk management, in addition to investments in R&D and alternative forms of electricity generation. These costs will exist as long as the risk persists.

are met. These actions contribute to reducing the likelihood and magnitude of the risk.

Change in mean (average) temperature

Climate change may cause an increase in average temperatures and changes in rainfall and droughts. Indirectly, it may increase risks to the Energy Transmission System, since prolonged drought conditions maximize the risk of fires. Fires on easements or nearby can disrupt transmission lines.

		Reduction / disruption in production capacity	3 – 6 years	Direct	About as likely as not	High	Less than 1% of net operating revenues	Cemig continually inspects and cleans easements where its transmission lines are located to maximize safety and transmission availability.	Less than R$2 million. Costs are annual and related to cleaning on easements of transmission lines.

Change in precipitation extremes and droughts	Excess rainfall can cause structural problems in dams, leading to generation disruptions.	Reduction / disruption in production capacity	> 6 years	Direct	Very unlikely	High	Less than 1% of net operating revenues

The annual cycle for dam safety is comprised of field inspections, instrumentation data collection and analysis, planning and monitoring maintenance services, analyzing results, and classifying civil structures. The vulnerability of each dam is calculated automatically on a continuous basis and is monitored by

Less than R$2 million. The costs are annual and related to maintenance of equipment and meteorological teams, dam safety, and risk management. These costs will exist as long as the risk persists.

the Dam Safety and Control System - Inspector, which was developed through an R&D project and incorporates georeferencing tools to assess deterioration, enabling a comprehensive analysis of the behavior of each dam. Cemig was a pioneer in Brazil in the development of emergency action plans for dam failure and began studies on the matter in 2003. Emergency plans specific to each dam are currently available. These actions are carried out at present and contribute to reducing the likelihood of this risk occurring in the short term.

Change in precipitation extremes and droughts	Heavy rainfall in a short period of time, accompanied by high winds and lightning can cause physical damage to facilities that transport and distribute energy, leading to the	Reduction/ disruption in production capacity	< 1 year	Direct	Very likely	High	Less than 1% of net operating revenues	The management methods aim to reduce the magnitude of this risk in the medium term through preventative adaptation measures like	Less than R$2 million. The associated costs are those related to the maintenance of containment teams for this kind of risk.

unavailability of these facilities and increased costs for Cemig due to compensating consumers for energy supply disruptions. These phenomena are increasingly associated with the effects of unfavorable microclimates, typical of large urban centers.

management of urban vegetation, the operation of weather stations and radar, which forecast the occurrence and intensity of storms more accurately, and an emergency plan that includes sending maintenance teams out to quickly restore electricity.

Q5.1c Please describe your risks that are driven by changes in other climate-related developments.

Risk driver	Description	Potential Impact	Timeframe	Direct / Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management methods	Cost of management
Changing consumer behaviour	High temperatures can lead to increased electricity consumption and overload the power distribution system, which can reduce electricity availability to consumers in these areas.	Reduction/ disruption in production capacity	< 1 year	Direct	About as likely as not	High	Less than 1% of net operating revenues

This risk is managed by:

•                  Performing a diagnosis of the electric system for the need of expansion works

•                  Monitoring operating conditions

•                        Reprioritizing works

These actions contribute to reducing the likelihood and magnitude of the impact in the short term.

Less than R$400,000.00.

The costs are annual and related to maintenance of the team responsible for carrying out the actions planned to minimize the risk of disruptions to the electric distribution system. These costs will exist as long as the risk persists.

6. Climate Change Opportunities

Q6.1 Have you identified any climate change opportunities that have the potential to generate a substantive change in your business operations, revenue or expenditure? Tick all that apply.

☒ Opportunities driven by changes in regulations

☒ Opportunities driven by changes in physical climate parameters

☒ Opportunities driven by changes in other climate-related developments

Q6.1a Describe the opportunities due to changes in regulations.

Opportunity driver	Description	Potential impact	Timeframe	Direct / Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management methods	Cost of management
International agreements

Compliance with regulatory requirements and the development of new international agreements can create opportunities for Cemig, since, by having a predominantly renewable energy matrix with low carbon emissions, the Company is better prepared than its competitors to fit this scenario. The establishment of an emissions trading market under the cap and trade system in Brazil or internationally, similar to the CDM, for example, may lead Cemig to position itself as a major supplier of certified for emission reductions. This opportunity could increase revenue for Cemig.

		Premium price opportunities	> 6 years	Direct	Very likely	Medium	Less than 1% of net operating revenues

Cemig has trained professionals in identifying projects generating carbon credits and has long-term contracts with competent testing and certification companies, thus increasing the outset, the possibility of taking advantage of this opportunity. Cemig own CDM projects to reduce emissions reported to the UNFCCC.

Less than R$1 million. The associated costs are those related to monitoring and audits required for validation and commercialization of credits. The costs are not annual and occur when the audits occur.

Emission reporting obligations	Cemig’s current generation matrix is predominantly renewable.	Increased stock price (market valuation)	> 6 years	Direct	About as likely as not	Low	Less than 1% of net operating revenues	With regard to the reporting emissions, Cemig performs its GHG	Less than R$50,000.00. The associated costs are annual

Emissions reporting obligations will demonstrate the company’s low GHG emission energy matrix, which could attract a greater number of investors to the company, in addition to improving its reputation.

							inventory annually, which is available on the company’s website. This means the company is already prepared to handle the opportunity.	and related to the emissions inventory and audit conducted by a third part. This cost will exist for every audited emissions inventory.

Product labeling regulations and standards

If regulations are established that benefit the acquisition of renewable energy (green energy), Cemig will benefit by already having a renewable energy matrix, which is recognized as a strategic advantage for the company.

	Premium price opportunities	> 6 years	Direct	Likely	Low	Less than 1% of net operating revenues	The company’s energy trading area and sustainability area have followed the possibilities for the commercialization of green energy. Cemig should capitalize on all concrete possibilities identified.	Less than R$10 million. The estimated costs are related to renewable energy certification when the matter is regulated in Brazil.

Q6.1b Describe the opportunities due to changes in physical climate parameters.

Opportunity driver	Description	Potential impact	Timeframe	Direct / Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management methods	Cost of management
Change in precipitation extremes and droughts

The 4th IPCC Report analyzes possible scenarios of changes in precipitation patterns in the world, and indicates that the south and southeast regions of Brazil, where Cemig has most of its reservoirs, may fluctuate between maintaining hydro production and an increase.

		Increased production capacity	> 6 years	Direct	About as likely as not	High	Less than 1% of net operating revenues

Cemig has experts in Meteorology and Hydrology, who use mathematical models to estimate rainfall and future inflows. Current availability and the projection of future availability are taken into consideration for the optimal operation of power plants. The Hydrometeorological Telemetry System (STH) has 168 stations for collecting real-time climatological and hydrological data in strategic locations in the state of Minas Gerais. The received data are processed by software. After calculations are performed, they are stored in a database variables displayed systematically. With the STH, Cemig has constant access to updated

Less than R$1 million. The costs are annual and are associated to the maintenance of equipment and meteorological teams. These costs will exist as long as the risk persists.

data on rainfall and the level of rivers and reservoirs, allowing the use of fluctuations in water availability for electric energy generation.

Change in mean (average) temperature

The likely increase in average temperatures will cause changes in consumer patterns such as, for example, the increased use of ventilation and cooling systems, which will result in increased energy demand. The study conducted by Rodrigues et al (2013) assessed the potential impact of climate change on residential electricity demand from the projected increase in average quarterly temperatures according to the GHG emissions scenario in the 4th IPCC Report. The results suggest that residential demand of electricity in Brazil may increase as a response to the projected increase in temperatures.

	Increased demand for existing products / services	> 6 years	Direct	About as likely as not	High	Less than 1% of net operating revenues

In order to prepare for the increasing demand for energy, Cemig has been expanding the availability of electricity distribution infrastructure to meet the growth of this market through reinforcement works in substations, distribution lines and networks. These actions contribute to the increased likelihood of taking advantage of the opportunity and the magnitude.

Less than R$400,000.00.

The costs are annual and related to maintenance of the team responsible for carrying out the actions planned to minimize the risk of disruptions to the electric distribution system.

These costs will exist as long as the risk persists.

6.1c Please describe the opportunities that are driven by changes in other climate-related developments.

Opportunity driver	Description	Potential impact	Timeframe	Direct / Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management methods	Cost of management
Reputation

In a low-carbon energy market, Cemig has a good reputation in front of its stakeholders due to its renewable energy matrix and R&D in energy alternatives and energy efficiency programs. In a climate change scenario, these characteristics of Cemig may lead to greater appreciation of the brand.

		Increased stock price (market valuation)	1 – 3 years	Direct	Very likely	Medium	Less than 1% of net operating revenues

One of the methodologies Cemig uses before its stakeholders to evaluate the company’s brand image and reputation due to its work in climate change is called RepTrak™ Deep Dive, which forms the general reputation index called Pulse. It involves assessing the degree of esteem, admiration, trust and empathy that the general public feels towards the company. In 2011, the Brand and Reputation Committee, was formalized. The committee analyzes actions for implementation to improve the company’s performance on the subject. This way of working prepares Cemig to increase the likelihood and magnitude of this

Less than R$1 million. It is related to costs for research into the brand value. This cost will exist every time the research is conducted.

opportunity if it occurs in the short term.

Other drivers

If there are more business investments in energy efficiency in order to reduce electricity consumption, and consequently, GHG emissions, there will be a possible increase in demand for services from Efficientia, a Cemig subsidiary.

	Increased demand for existing products / services	1 – 3 years	Direct	Very likely	Low	Less than R$1 million

Efficientia is a wholly owned subsidiary of Cemig and has been in operation since 2002 implementing energy efficiency projects for Cemig’s customers. The company provides services for development and technical and financial feasibility of energy efficiency projects, deploys energy cogeneration projects and utility centers, offers consulting services to optimize the energy matrix of industries, provides classroom and distance training on energy management, and even provides consulting services. This existing structure allows Cemig to be prepared for increasing the magnitude of this opportunity in the short term.

Less than R$500,000.00. The costs are annual and related to maintenance of the Efficientia team. These costs will exist whenever this opportunity exists.

Emissions Module

7. Emissions Methodology

Reference year:

2008.

Q7.1 Please provide your base year and base year emissions (Scopes 1 and 2).

Base year	Scope 1 base year emissions (metric tonnes CO2e)	Scope 2 base year emissions (metric tonnes CO2e)
2008	261,155	282,439

Q7.2 Please give the name of the standard, protocol or methodology you have used to collect activity data and calculate Scope 1 and Scope 2 emissions.

•                  Brazil GHG Protocol Programme

•                  IPCC Guidelines for National Greenhouse Gas Inventories, 2006

•                  The Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (Revised Edition)

Q7.3 Please give the source for the global warming potentials you have used.

Gas (global warming potential)	Reference
CO2 (1)	IPCC Fourth Assessment Report (AR4 - 100 years)
CH4 (25)
N2O (298)
SF6 (22,800)

Q7.4 Please give the emissions factors you have applied and their origin.

Fuel / Material / Energy	Emission Factor	Unit	Reference
Liquefied petroleum gas (LPG)	2.93502	tCO2e per tonne	Brazil GHG Program
Natural gas	0.00207	tCO2e per m(3)	Brazil GHG Program
Kerosene	3.14177	tCO2e per tonne	Brazil GHG Program
Other: Diesel oil (stationary combustion)	0.00264	tCO2e per liter	Brazil GHG Program
Other: Pure automotive gasoline (stationary combustion)	0.00225	tCO2e per liter	Brazil GHG Program
Other: Anhydrous ethanol (stationary combustion)	0.00155	tCO2e per liter	Brazil GHG Program
Other: Biodiesel B100 (stationary combustion)	0.00236	tCO2e per liter	Brazil GHG Program
Residual fuel oil	3.02473	tCO2e per tonne	Brazil GHG Program
Aviation gasoline	0.00225	tCO2e per liter	Brazil GHG Program
Other: Gasoline C (road transport)	0.00176	tCO2e per liter	Brazil GHG Program
Other: Ethanol (road transport)	0.00256	kg CO2e per liter	Brazil GHG Program
Other: Diesel oil (road transport)	0.00255	tCO2e per liter	Brazil GHG Program

Other: Gasoline (water transport)	0.00237	tCO2e per liter	Brazil GHG Program
Other: Air travel	0.11872 (long) 0.10376 (medium) 0.18183 (short)	Other: kgCO2 per passenger per km	Brazil GHG Program
Electricity	0.0960	tCO2 per MWh	MCTI, Brazil

8. Emissions Data

Q8.1 Please select the boundary you are using for your Scope 1 and 2 greenhouse gas inventory.

•                  Operational control

Q8.2 Please provide your gross global Scope 1 emissions figures in metric tonnes CO2e.

156,618 tCO2e.

Q8.3 Please provide your gross global Scope 2 emissions figures in metric tonnes CO2e.

608,971 tCO2e.

Q8.4 Are there any sources (e.g. facilities, specific GHGs, activities, geographies etc.) of Scope 1 and Scope 2 emissions that are within your selected reporting boundary which are not included in your disclosure?

No.

Q8.5 Please estimate the level of uncertainty of the total gross global Scope 1 and 2 emissions figures that you have supplied and specify the sources of uncertainty in your data gathering, handling and calculations.

Scope 1 emissions: Uncertainty range	Scope 1 emissions: Main sources of uncertainty	Scope 1 emissions: Please expand on the uncertainty in your data	Scope 2 emissions: Uncertainty range	Scope 2 emissions: Main sources of uncertainty	Scope 2 emissions: Please expand on the uncertainty in your data
+/ -3.8% (more than 2% but less than or equal to 5%)	Data gaps Data management

The emission sources that were classified as “low certainty” are i) consumption of LPG (liquefied petroleum gas) for forklifts and ii) use of fertilizers. Both sources have low uncertainty associated with the emission factors used, equal to +/-5.0%, but have high uncertainty associated with the activity data, with values of +/-15.0%.

			+/-4.6% (more than 2% and less than or equal to 5%)	Other: Emission factor estimation

The activity data have a low associated uncertainty of +/- 1.0%. The emission factor used also has a low associated uncertainty equal to +/- 5.0%, and this factor was calculated by the Brazilian Ministry of Science, Technology & Innovation.

Q8.6 Please indicate the verification/assurance status that applies to your reported Scope 1 emissions.

•                  Third party verification or assurance complete

In case the verification / certification process is in progress or complete:

Q8.6a Please provide further details of the verification/assurance undertaken for your Scope 1 emissions, and attach the relevant statements.

Type of verification or assurance	Attach the document	Page / section reference	Relevant standard	Proportion of reported Scope 1 emissions verified
Reasonable assurance	GHGEmissionsCemig2013_Verification	The entire document	ISO14064-3	100%

Q8.7 Please indicate the verification/assurance status that applies to your reported Scope 2 emissions.

•                  Third party verification or assurance complete

In case the verification / certification process is in progress or complete:

Q8.7a Please provide further details of the verification/assurance undertaken for your Scope 2 emissions, and attach the relevant statements.

Type of verification or assurance	Attach the document	Page / section reference	Relevant standard	Proportion of reported Scope 1 emissions verified
Reasonable assurance	GHGEmissionsCemig2013_Verification	The entire document	ISO14064-3	100%

Q8.8 Please identify if any data points other than emissions figures have been verified as part of the third party verification work undertaken.

Additional data points verified	Comment
No additional data verified	—

Q8.9 Are carbon dioxide emissions from biologically sequestered carbon relevant to your organization?

No. In 2013, emissions from biomass combustion totaled 828 tCO2e in Scope 1 and 808 tCO2e in Scope 3.

9. Scope 1 Emissions Breakdown

Q9.1 Do you have Scope 1 emissions sources in more than one country?

No.

Q9.2 Please indicate which other Scope 1 emissions breakdowns you are able to provide (tick all that apply).

☒ By business division

☐ By facility

☒ By GHG type

☒ By activity

☐ By legal structure

Q9.2a Please break down your total gross global Scope 1 emissions by business division.

Business division	Scope 1 Emissions (metric tonnes of CO2e)
Cemig GT	133,375
Cemig D	12,744
Rosal Energia	8
Sá Carvalho	7
Efficientia	5
Usina Térmica Ipatinga S.A.	0
Usina Térmica do Barreiro S.A.	10,481
Cemig Telecomunicações S.A.	16

Q9.2c Please break down your total gross global Scope 1 emissions by GHG type.

GHG Type	Scope 1 Emissions (metric tonnes of CO2e)
CO2	149,634
CH4	1,325
N2O	2,166
SF6	3,493

Q9.2d Please break down your total gross global Scope 1 emissions by activity.

Activity	Scope 1 Emissions (metric tonnes of CO2e)
Stationary combustion	141,314
Mobile combustion	11,766
Fugitive emissions	3,493
Fertilizer consumption	45

10. Scope 2 Emissions Breakdown

Q10.1 Do you have Scope 2 emissions sources in more than one country?

No.

Q10.2 Please indicate which other Scope 2 emissions breakdowns you are able to provide (tick all that apply).

☒ By business division

☐ By facility

☒ By activity

☐ By legal structure

Q10.2a Please break down your total gross global Scope 2 emissions by business division.

Business division	Scope 2 Emissions (metric tonnes of CO2e)
Cemig GT	828
Cemig D	607,423
Rosal Energia	0
Sá Carvalho	0
Efficientia	0
Usina Térmica Ipatinga S.A.	0
Usina Térmica do Barreiro S.A.	0
Cemig Telecomunicações S.A.	720

Q 10.2c Please break down your total gross global Scope 2 emissions by activity.

Activity	Scope 2 Emissions (metric tonnes of CO2e)
Electricity purchased	4,921
Technical losses in the grid	604,050

11. Energy

Q 11.1 What percentage of your total operational spend in the reporting year was on energy?

More than 45% but less than or equal to 50%.

Q 11.2 Please state how much fuel, electricity, heat, steam and cooling in MWh your organization has purchased and consumed during the reporting year.

Energy type	MWh
Fuel	582,330.45
Electricity	51,247	*
Heat	0
Steam	0
Cooling	0

* This figure does not include technical and nontechnical electrical losses in the grid (which, in 2013, totaled 6,290,000 MWh), since the guidelines for this question request that only electricity purchased and consumed by Cemig must be included (the electricity that the company generates and consumes should not be included). However, in Scope 2 emissions, emissions due to electricity losses are included.

Q11.3 Please complete the table by breaking down the total “Fuel” figure entered above by fuel type.

Fuel	MWh
Biodiesel (B100)	1,735.80
Liquefied petroleum gas (LPG)	320.10
Natural gas	51,840.82
Motor gasoline	8,616.05
Aviation gasoline	1,239.44
Residual fuel oil	481,434.75
Diesel oil	35,328.74
Other: Anhydrous ethanol	1,814.35
Other: Hydrous ethanol	0.90

Q11.4 Please provide details of the electricity, heat, steam or cooling amounts that were accounted at a low carbon emission factor in the Scope 2 figure you provided in CC8.3.

Basis for applying a low carbon emission factor	MWh associated with low carbon electricity, heat, steam or cooling	Comments
Grid connected low carbon electricity generation owned by company, no instruments created	0

Only 0.6% of the electricity generated by Cemig does not come from low-carbon power plants (the electricity that is not low carbon is generated at the Igarapé TPP, which operates with fuel oil). Therefore, 99.4% of the electricity is generated by hydroelectric plants, wind farms and plants powered by process fuels. In 2013, these power plants exported 27,131,964 MWh of green energy to the Brazilian electrical system. As mentioned previously, these plants are connected to the electrical grid. However, there are no low-emission certificates for the electricity.

This electricity is exported to the grid and is not consumed by the company. Thus, Cemig does not generate any GHG emissions associated with this electricity consumption. Thus, by the fact that this generated electricity is not included into Cemig’s Scope 2 emissions, the figure entered in the next column is zero, and not the 27,131,964 MWh of low carbon electricity produced by Cemig in 2013. All the electricity consumed by Cemig in the reporting year was recorded as purchased from the grid, and the emission factor for the national grid was used in the GHG emissions inventory.

12. Emissions Performance

Q12.1 How do your gross global emissions (Scope 1 and 2 combined) for the reporting year compare to the previous year?

Increased.

Q12.1a Please identify the reasons for any change in your gross global emissions (Scope 1 and 2 combined) and for each of them specify how your emissions compare to the previous year.

Reason	Emissions value (percentage)	Direction of change	Comment
Emissions reduction activities	1.54%	Decrease in emissions

Transport management found opportunities to optimize logistics, which resulted in an emissions reduction of 3,053 tCO2e in 2013. Also in 2013, the management of electricity technical losses resulted in an emissions reduction of 3,898 tCO2e. In addition, the level of power at the Santo Antônio HPP in 2013 will allow a reduction of 613 tCO2e in Cemig’s Scope 1 emissions. More details on these initiatives are given in Q3.3b. They amount to an annual emissions reduction of 7,564 tCO2e.

Divestment	0.00%	No change	There were no conveyances of Cemig business operations that altered Scope 1 and 2 emissions within the limits of its inventory.
Acquisitions	0.00%	No change	There were no acquisitions of Cemig business operations that altered Scope 1 and 2 emissions within the limits of its inventory.
Mergers	0.00%	No change	There were no mergers of Cemig business operations that altered Scope 1 and 2 emissions within the limits of its inventory.
Change in output	7.34%	Decrease in emissions

The Igarapé TPP is the only one of Cemig’s power plants that generates electricity from fossil fuel (fuel oil). It was revitalized and resumed operations in 2012, after being down for 2 years due to reforms. In 2013, production at the plant increased compared to 2012. Emissions associated with the operation of the Igarapé TPP in 2013 were 130.693 tCO2e compared to 2012 emissions of 24,344 tCO2e. An increase in operations was responsible for the rise in Scope 1 + 2 emissions by 21.69% in 2013 compared to 2012. Cemig’s production of electricity decreased from 38,468,800 GWh in 2012 to 27,299,470 GWh in 2013. If all the other conditions had remained unchanged over both years and assuming a linear reduction of emissions with a reduction in electricity generation, the decreased production would lead to Scope 1 + 2 emissions reduced by 29.03%.

These two factors together led to an emissions reduction of 7.34% in 2013 compared to 2012.

Change in methodology	35.58%	Increase in emissions

Increase in Scope 2 emissions due to the increased emission factor for the Brazilian National Interconnected System (SIN) of 0.0686 tCO2/MWh in 2012 to 0.0960 tCO2/MWh in 2013. Scope 2 emissions in 2012 represented 89% of Scope 1 + 2 emissions.

Change in boundary	0.00%	No change	There was no change in the limits of the inventory for Scope 1 and Scope 2 emissions.
Changes in physical operating conditions	0.00%	No change	No changes in the physical operating conditions of Cemig’s business operations were evaluated from the perspective of changes in Scope 1 and Scope 2 emissions in 2013 compared to 2012.
Unidentified	29.45%	Increase in emissions

29.45% of the increase in Scope 1 + 2 emissions in 2013 compared to 2012 cannot be properly traced. Therefore, the causes have not been identified. Together, all other items in this table represent a 26.69% increase in emissions with a total increase of 56.14%.

Other	0.00%	No change	No other changes in Cemig’s business operations were evaluated from the perspective of changes in Scope 1 and Scope 2 emissions in 2013 compared to 2012.

Q12.2 Please describe your gross global combined Scope 1 and 2 emissions for the reporting year in metric tonnes CO2e per unit currency total revenue.

Intensity figure	Metric numerator	Metric denominator	% change from previous year	Direction of change from previous year	Reason for change
0.0000403664	mtCO2e	Net operating revenues (R$)	51.98%	Increase

This increase in emissions per unit of revenue in 2013 compared to 2012 is mainly due to the increase in Scope 1 and Scope 2 emissions in 2013. This increase in emissions was mainly due to the increased GHG emission factor for the Brazilian grid and an increase in electricity generation at the Igarapé TPP, which uses fuel oil as an energy source (both of which Cemig has no control over, since the electricity dispatch in the grid depends on the decisions of the ONS — Grid National Operator — Operador Nacional do Sistema).

Cemig’s net operating revenue rose by 2.74% during this period.

Q12.3 Please describe your gross global combined Scope 1 and 2 emissions for the reporting year in metric tonnes CO2e per full time equivalent (FTE) employee.

Intensity figure	Metric numerator	Metric denominator	% change from previous year	Direction of change from previous year	Reason for change
96.6408187111	mtCO2e	FTE employee	64.93%	Increase

This increase in emissions per equivalent full-time employed in 2013 compared to 2012 is mainly due to the increase in Scope 1 and Scope 2 emissions in 2013. This increase in emissions was mainly due to the increased GHG emission factor for the Brazilian grid and an increase in electricity generation at the Igarapé TPP, which uses fuel oil as an energy source (both of which Cemig has no control over, since the electricity dispatch in the grid depends on the decisions of the ONS — Grid National Operator — Operador Nacional do Sistema).

There were no significant changes in the number of employees between 2012 and 2013 with a reduction of 5.33%.

Q12.4 Please provide an additional intensity (normalized) metric that is appropriate to your business operations.

Intensity figure	Metric numerator	Metric denominator	% change from previous year	Direction of change from previous year	Reason for change
0.0280440817	mtCO2e	Other: MWh produced	120.03%	Increase

This increase in emissions by electricity produced by Cemig in 2013 compared to 2012 is mainly due to the increase in Scope 1 and Scope 2 emissions in 2013. This increase in emissions was mainly due to the increased GHG emission factor for the Brazilian grid and an increase in electricity generation at the Igarapé TPP, which uses fuel oil as an energy source (both of which Cemig has no control over, since the electricity dispatch in the grid depends on the decisions of the ONS — Grid National Operator — Operador Nacional do Sistema). In addition, there was a significant reduction in electricity production in 2013, a reduction of 29.03%.

13. Emissions Trading

Q13.1 Do you participate in any emissions trading schemes?

No, but we anticipate doing so in the next 2 years.

Q13.1b What is your strategy for complying with the schemes in which you participate or anticipate participating?

Recent international negotiations have made a significant impact on the carbon market. In December 2012, the first commitment period of the Kyoto Protocol ended. During the Conference of the Parties, it was decided that the agreement would be renewed, but with a different configuration. The agreement eventually lost strength, the value of carbon credits fell substantially, and currently, the advantage is not as good as before to register projects in this program. Economic instability worldwide contributed to decreased production in industries, including carbon intensive sectors, and consequently, a decreased demand for carbon credits.

Cemig has 11 registered projects under the CDM (Clean Development Mechanism) of the Kyoto Protocol, through which a total reduction of 1,072,113 tCO2e is expected. Despite the current uncertainty of the value of its carbon credits under the Kyoto Protocol, these projects demonstrate that Cemig undertakes voluntary and additional action to reduce emissions while preparing for the possible scenario of participating in an emissions trading scheme.

At the national level, the National Policy on Climate Change (PNMC - Política Nacional sobre Mudança do Clima) establishes the Brazilian Emissions Reductions Market (MBRE - Mercado Brasileiro de Reduções de Emissões) as one of its tools to reduce GHG emissions. This market is not yet a reality, but is expected to materialize in the near future. The PNMC does not establish sectorial targets, but establishes that in order to achieve the voluntary target established by Law 12,187/2009 of reducing Brazilian emissions projected for 2020 by between 36.1% and 38.9%, actions will be implemented including the expansion of the supply of hydroelectric energy, renewable alternative resources, notably wind farms, small hydropower plants, and bioelectricity, as well as the supply of biofuels and increased energy efficiency.

The expansion of Cemig’s electricity generation is being strategically planned to expand installed capacity using low-carbon sources. Cemig invests in the installation of new hydropower plants including SHPs (small hydropower plants — from 1 MW to 30 MW) and HPPs (hydroelectric power plants — over 30 MW), wind farms, and has put in a lot of effort to become a pioneer in acquiring the know-how for solar photovoltaic electricity generation in order to significantly insert the energy source into its generation matrix. Targeting a growth model that aims to increase the use of various renewable resources, in 2013, the Company increased its equity stake in Renova. Cemig’s entrance into the controlling block serves primarily to make Renova the arm of expansion in renewable energy for Cemig (not considering expansion in hydropower plants). Renova focuses on renewable electricity generation through wind farms, SHPs, and solar power plants. Currently, the company owns the largest wind power complex in Latin America with an installed capacity of more than 1GW, in addition to an extensive portfolio of projects with a capacity factor above the national average. In 2013, Renova became the leader in the renewable generation segment in the country with the sale of 355.5 MW in the second A-5 auction, and in the 2013 Brazilian Reserve Auction, the sale of 73.7 average MW, which will be generated by 9 wind farms with an installed capacity of 159 MW. In the field of solar energy generation, Renova delivered two distributed generation projects in 2013, one with an installed capacity of 25.65kWp and the other with 13.3kWp. In addition to these investments in electricity generation by renewable sources, Cemig has invested very significantly in the efficiency improvement of its productive processes related to electricity losses in the distribution system. This is the company’s largest source of GHG emissions. To reduce technical losses, namely those inherent to the transmission of electricity through equipment and transmission and distribution lines, in 2013, Cemig invested more than R$ 334 million to strengthen the electrical system and to install fixed capacitors and distribution transformers with amorphous core technology, which reduces empty losses to by about 80%. Thus, Cemig has been preparing to be ready to participate in an emissions trading market that may be established in Brazil.

Other preparation strategies for participation in emissions trading schemes are listed in the document “Cemig - 10 Initiatives for the Climate”, where Cemig states its commitment to climate change. The initiatives with greatest relevance to climate change include electricity generation by renewable sources, implementation of energy efficiency and conservation projects, operations in the field of natural gas, investments in new energy sources (as long as they are low-carbon sources), improvements in the efficiency of processes, and the reduction in transportation emissions.

Q13.2 Has your organization originated any project-based carbon credits or purchased any within the reporting period?

No(3).

(3) Cemig has a portfolio of 12 low-carbon, electricity generation projects connected to the Brazilian electric system, registered under the Clean Development Mechanism (CDM), including Cemig’s power plants and power plants that Cemig has a stake in. This portfolio has the potential to generate 5,087,309 carbon credits annually, which represents an annual emissions reduction of 5,087,309 tCO2. However, in 2013, these power plants did not request carbon credits from the United Nations Framework Convention on Climate Change (UNFCCC). Therefore, Cemig generated no carbon credits in the reporting year, although operations at these plants led to reductions in emissions.

14. Scope 3 Emissions

Q14.1 Please account for your organization’s Scope 3 emissions, disclosing and explaining any exclusions.

Sources of Scope 3 emissions	Evaluation Status	Metric tonnes CO2e	Emissions calculation methodology	Percentage of emissions calculated using primary data	Explanation
Purchased goods and services	Not evaluated	—	—	—	—
Capital goods	Not evaluated	—	—	—	—
Fuel-and-energy-related activities (not included in Scope 1 or 2)	Not evaluated	—	—	—

Upstream emissions from fuels and electricity purchased by Cemig have not been assessed, just as electricity losses in the transmission and distribution of electricity consumed by Cemig have not been included. In addition, emissions from the generation of electricity bought by Cemig for resale have not been assessed.

It is important to note, however, that the emissions from losses in the distribution and transmission systems for electricity produced by Cemig have been accounted for in Scope 2.

Upstream transportation and distribution	Relevant, calculated	1,194.48

i) Types and sources of data used, emissions factors, and GWP values (global warming potential of the gas): data on the total distance travelled by outsourced trucks to transport cargo and trucks that transported fuel to the Igarapé TPP were used. The emission factors for the fuel consumed (diesel) and GWP values were obtained using the GHG Protocol Brazil calculation tool.

ii) Description of the data quality of the reported emissions: these were obtained directly from all of Cemig’s suppliers whose vehicles transported cargo for Cemig in 2013.

iii) Description of the methodologies, assumptions and allocation methods used to calculate emissions: the GHG Protocol Brazil calculation tool (version v2013.1) was used.

				100%	—

Waste generated in operations	Not evaluated	—	—	—	—
Business travel	Relevant, calculated	1,691.23

i) Types and sources of data used, emission factors and GWP values (global warming potential of the gas): data on the total distance traveled by Cemig employees on business via air travel were used. The emission factors and GWP values were obtained using the GHG Protocol Brazil calculation tool.

ii) Description of the data quality of the reported emissions: the distances for all business trips via air by all Cemig employees in 2013 were calculated.

iii) Description of the methodologies, assumptions and allocation methods used to calculate emissions: the GHG Protocol Brazil calculation tool (version v2013.1) was used. In addition, data from www.gcmap.com were used to calculate the distances between airports.

				100%	—
Employee commuting	Relevant, calculated	840.66

i) Types and sources of data used, emission factors and GWP values (global warming potential of the gas): data on the total distance traveled via bus by Cemig employees. The emission factors and GWP values were obtained using the GHG Protocol Brazil calculation tool.

ii) Description of the data quality of the reported emissions: the distances for all travel via bus by Cemig employees in 2013 were calculated, along with the type of vehicle used for commutes (home — work).

iii) Description of the methodologies, assumptions and allocation methods used to calculate emissions: the GHG Protocol Brazil calculation tool (version v2013.1) was used.

				100%	—
Upstream leased assets (the company as lessee)	Not relevant, explanation provided	—	—	—	No goods are leased by Cemig.
Downstream transportation and distribution	Relevant, calculated	11,563.37	i) Types and sources of data used, emission factors and GWP values (global warming potential of the gas): data on the total fuel consumed by vehicles of contractors that provide electricity distribution services to Cemig	100%	In 2012, Cemig began quantifying emissions from vehicles of contractors that provide operation and maintenance services for distribution services. Of were used. The emission factors and GWP values were obtained using the GHG Protocol Brazil calculation tool.

ii) Description of the data quality of the reported emissions: contractors whose vehicles are used to provide operational and maintenance services on the electricity distribution network supplied the data. Approximately half of the contractors supplied data for the calculation of GHG emissions from this source.

iii) Description of the methodologies, assumptions and allocation methods used to calculate emissions: the GHG Protocol Brazil calculation tool (version v2013.1) was used.

					the 37 companies surveyed in 2013, 20 responded with information for the inventory.
Processing of sold products	Not relevant, explanation provided	—	—	—

The product sold by Cemig (electricity) is not processed as an intermediate product for the production of a good for final consumption; electricity is an input in production processes, not an intermediate commodity. Therefore, this emissions source does not apply to Cemig.

Use of sold products	Relevant, calculated	7,643,677.13

i) Types and sources of data used, emission factors and GWP values (global warming potential of the gas): data on the consumption of Cemig-generated electricity by final consumers were used. The emission factors for the Brazilian grid and GWP values were obtained using the GHG Protocol Brazil calculation tool.

ii) Description of the data quality of the reported emissions: the company closely monitors the data on electricity consumption by its customers.

iii) Description of the methodologies, assumptions and allocation methods used to calculate emissions: the GHG Protocol Brazil calculation tool (version v2013.1) was used.

				100%

The main source of Cemig’s Scope 3 emissions is the consumption of Cemig-commercialized electricity by final consumers, which can be companies, commercial businesses or resident customers. Since the energy commercialized by Cemig is fed into the National Interconnected System, the emission factor for this system was used to calculate these emissions.

End of life treatment of sold products	Not relevant, explanation provided	—	—	—

The product sold by Cemig (electricity) does not have undergo any end-of-life treatment, since it does not generate waste needing to be treated or disposed. Therefore, this source does not apply to Cemig.

Downstream leased assets (the organization as lessor)	Not evaluated	—	—	—	—
Franchises	Not relevant, explanation provided	—	—	—	Cemig has no franchises. Therefore, this emissions source does not apply to the company.
Investments	Not evaluated	—	—	—	—

Q14.2 Please indicate the verification/assurance status that applies to your reported Scope 3 emissions.

•                  Third party verification or assurance complete

If verification/certification is in progress or is already complete:

Q14.2a Please provide further details of the verification/assurance undertaken, and attach the relevant statements.

Type of verification or assurance	Attach the document	Page / section reference	Relevant verification standard	Proportion of reported Scope 3 emissions verified
Reasonable assurance	GHGEmissionsCemig2013_Verification	The entire document	ISO14064-3	100%

Q 14.3 Are you able to compare your Scope 3 emissions for the reporting year with those for the previous year for any sources?

Yes.

If the answer is “yes”:

Q14.3a Please identify the reasons for any change in your Scope 3 emissions and for each of them specify how your emissions compare to the previous year.

Source of Scope 3 emissions	Reason for change	Emissions value (percentage)	Direction of change	Comment
Upstream transportation & distribution	Emissions reduction activities	50.86%	Decrease in emissions

The distance traveled by outsourced trucks to transport cargo decreased from 4,684,050 km in 2012 to 2,301,688 km in 2013. This decrease was due to initiatives implemented in 2013 to optimize logistics.

If all other conditions remained unchanged over these two years for this emissions source, the increase in distance traveled would produce a decrease in Scope 3 emissions from upstream transportation and distribution of 50.86%.

Upstream transportation & distribution	Change in methodology	16.91%	Increase in emissions	The category of vehicles used to calculate upstream transportation emissions from outsourced trucks was changed in 2013 compared to 2012. Therefore, the average consumption value used for calculations is higher. Consumption increased from 5.56 km/l in 2012 to 6.50 km/l in 2013.

If all other conditions remained unchanged over these two years for this emissions source, the increase in average fuel consumption would produce an increase in Scope 3 emissions for upstream transportation and distribution of 16.91%.

Upstream transportation & distribution	Change in output	13.61%	Increase in emissions

The Igarapé TPP resumed operations in 2012, and electricity generation at the power plant was increased significantly in 2013 compared to 2012 (167,506 MWh in 2013 and 23,115 MWh in 2012). Thus, the source of upstream emissions from fuel—powered transportation to the Igarapé TPP became relevant in the 2013 emissions inventory and went on to be accounted for. This source was responsible for the emission of 292 tCO2e for upstream transportation and distribution.

The addition of this source led to an increase of 13.61% in Scope 3 emissions for upstream transportation and distribution.

Business travel	Emissions reduction activities	13.40%	Decrease in emissions

The distance traveled by employees on business trips via air in 2013 decreased 19% from 2012, enabling a 13.40% reduction in Scope 3 emissions. To do so, Cemig promoted 650 videoconferences in 2013, reducing the need for business trips. There are currently 26 locations outside Cemig’s headquarters that are properly equipped and ready to conduct videoconferences.

Employee commuting	Emissions reduction activities	3.66%	Decrease in emissions

Cemig conducted an analysis of the routes buses use to transport employees in Belo Horizonte, which culminated in the reduction of the distance traveled for employee commutes via this form of transportation. In 2012, there were 16 lines. In 2013, 3 of these lines were no longer in use, leading to a total reduction of 23,998 km traveled in 2013 compared to 2012 and representing a reduction in GHG emissions of 8.95% by this form of transportation.

This form of transportation represented 41% of Scope 3 emissions for “Employee Commuting” in 2012. Therefore, this reduction in distance traveled has led to reduction of 3.66% in total GHG emissions at the source for “Employee Commuting”.

Employee commuting	Unidentified	19.58%	Increase in emissions

With regard to transportation for employees in the rural areas of Minas Gerais via diesel powered coach buses, there was an increase of 253,671 km of distance traveled in 2013 compared to 2012, representing a 72.42% increase in GHG emissions with this form of transportation. This form of transportation represented 40% of Scope 3 emissions for “Employee Commuting” in 2012. Therefore, this increase in distance traveled has led to increase of 29.33% in total GHG emissions at the source for “Employee Commuting”.

On the other hand, for employees commuting via gasoline—powered light vehicles, there was a reduction 366,752 km in the distance traveled in 2013 compared to 2012, representing a 52.20% decrease in GHG emissions with this form of transportation. This form of transportation represented 19% of Scope 3 emissions for “Employee Commuting” in 2012. Therefore, this reduction in distance traveled has led to reduction of 9.75% in total GHG emissions at the source for “Employee Commuting”.

For causes that have not been analyzed by Cemig, together, both scenarios have led to a total increase of 19.58% in GHG emissions at the source for “Employee Commuting”.

Downstream transportation and distribution	Change in output	24.49%	Decrease in emissions

The data provided by the contractors responsible for downstream transportation indicated a 62% reduction in gasoline consumption, 79% in ethanol consumption, and 21% in diesel consumption. The reasons leading to the lower consumption at

Cemig’s suppliers are the changes in the Cemig’s demand on the services of these suppliers.

These reductions in fuel consumption, together, have led to a 24.49% reduction in Scope 3 emissions for downstream transportation and distribution.

Use of sold products	Change in methodology	39.94%	Increase in emissions

The increase in the emission factor for the National Interconnected System (SIN — Sistema Interligado Nacional) of 0.0686 tCO2/MWh in 2012 to 0.0960 tCO2/MWh in 2013 means the same level of consumption of electricity generated by Cemig in these two periods represented emissions 39.94% higher than by consumers of this electricity in 2013 compared to 2012. The emissions from electricity consumption by Cemig customers was responsible for 99.84% of Scope 3 emissions in 2013.

Q14.4 Do you engage with any of the elements of your value chain on GHG emissions and climate change strategies? (Tick all that apply).

☒ Yes, our suppliers

☒ Yes, our customers

☐ Yes, other partners in the value chain

☐ No, we do not engage

Q14.4a Please give details of methods of engagement, your strategy for prioritizing engagements and measures of success.

In relation to engagement with suppliers, under the 2nd edition of the Carbon Management in the Value Chain Program of the Energy and Climate Change Thematic Chamber (CTClima) of the Brazilian Business Council for Sustainable Development (CEBDS), Cemig is incorporating GHG emission inventories from suppliers to construct the company’s information base. This program aims at promoting the engagement with suppliers, especially those that have the most impact on Cemig’s emissions, in order to formulate and publish GHG inventories by raising awareness and training selected suppliers.

Methods of engagement: selected suppliers were invited to participate in workshops with the main goal of raising participants’ awareness on the need to adapt the management of business operations ahead of climate change. In addition, for the purpose of providing technical training on preparing GHG inventories, the workshops introduced the calculation tool of the Brazilian GHG Protocol Program and its use, prioritizing the definition of operating limits, the identification and classification of the main emission sources, and the classification of emissions into three Scopes. In addition to the workshops held in April 2013 under the program, a training course for suppliers on the preparation of its inventories is scheduled to be carried out by Cemig in April 2014.

Prioritization strategy for engagements: 50 companies were invited to participate in the Program, in which the suppliers of small and medium—sized businesses needing support to develop its GHG inventories were given priority.

Measures of success: considering all the suppliers of all the companies participating in the second edition of the Program, 22% of them participated in workshops carried out in 2013, which was 101 companies, representing a 9% increase compared to the 1st Edition in 2012 (note: Cemig has only participated in the 2nd edition). In an evaluation of the 2nd edition of events, participants had an average score of 4.26 in the workshops, considering a scale of 1 to 5. With regard to the quality of the information provided in order to prepare the inventories, the average score was 4.28. Of these 101 suppliers, 30 completed its emission inventories and 3 others are in the process of completing its inventories, which is an increase of approximately 70% when compared to the 2012 edition. Cemig has continues to promote the project, and as mentioned above, will hold additional workshops for the proper engagement of its 50 selected suppliers. Cemig uses and will use the participation of suppliers invited to the workshops and the preparation of GHG inventories by these suppliers after the training course to measure the success of the program.

In relation to the engagement with customers, Cemig runs the Intelligent Energy Program (Programa Energia Inteligente), which aims at promoting energy efficiency in low-income communities and nonprofit and charitable institutions that are consumers of electricity supplied by the company, in addition to promoting energy efficiency in public facilities. The Intelligent Energy Program comprises three subprograms: Energia do Bem, Conviver e Prefeituras Ecoeficientes. Energia do Bem carries out projects targeting charities and nonprofit organizations. Conviver encompasses projects directed towards low-income consumers. Prefeituras Ecoeficientes is aimed at municipal energy management. All of these initiatives reduce the electricity consumption of the people and organizations receiving service.

Methods of engagement: Cemig implements collaborative projects with its consumers selected for the Program, through which equipment is replaced for more efficient units and reforms are performed on electrical systems, in addition to promoting education about the efficient use of energy and the consequent reduction in environmental impacts.

Prioritization strategy for engagements: Cemig prioritizes its customers in low-income communities and nonprofit and charitable institutions for participation in the Intelligent Energy Program.

Measures of success: in 2013, through the Energia do Bem program, showers were replaced in 104 institutions for the elderly and in 6 public hospitals and charities. In addition, 38 autoclaves and 980 sets of lighting fixtures and light bulbs in hospitals were replaced. Through the Conviver program, 1,098 solar heating systems were installed, 140,699 light bulbs, 2,164 refrigerators, and 220 family agricultural irrigation systems over 15 years old were replaced in the Jaíba Project. Prefeituras Ecoeficientes program deployed measures for the efficient use of electricity in municipal facilities in the participating cities. In partnership with city halls, 2 civil servants per city received training from Eletrobrás on matters related to public lighting efficiency, efficiency improvement in public buildings, and municipal energy management.

14.4b To give a sense of scale of this engagement, please give the number of suppliers with whom you are engaging and the proportion of your total spend that they represent.

Number of suppliers	% of total spent	Comment
50	14.48%

Cemig invited 50 companies to participate in the second edition of the Carbon Management in the Value Chain Program, in which the suppliers of small and medium-sized businesses needing support to develop its GHG inventories were given priority.

14.4c If you have data on your suppliers’ GHG emissions and climate change strategies, please explain how you make use of that data.

How you make use of the data	Please give details
Other

Cemig uses the data from these inventories to assess the scope of the Carbon Management in the Value Chain Program. In the future, when there are more qualified vendors, the data will be incorporated into the company’s emissions inventory.

The suppliers were invited to participate in Cemig’s Carbon Management in the Value Chain Program in 2013. Cemig conducts training sessions with these suppliers with the goal of sensitizing them to climate change and the need to conduct GHG inventories and provides training to help them do so. After the completion of the training phase through workshops, trained suppliers prepare its emission inventories, which are used to construct Cemig’s information base.

Supplement Electric Energy Utilities

The information below refers to emissions from stationary sources for generating electricity and not to Scope 1 as a whole.

EU0 Reference dates

EU 0.1 Please enter the dates for the periods for which you will be providing data. The years given as column headings in subsequent tables correspond to the “year ending” dates selected below. It is requested that you report emissions for: (i) the current reporting year; (ii) one other year of historical data (i.e. before the current reporting year); and, (iii) one year of forecasted data (beyond 2018 if possible).

Year	Start date	End date
2008	01/01/2008	31/12/2008
2013	01/01/2013	31/12/2013
2018	01/01/2018	31/12/2018

EU1 Global totals by year

EU 1.1 n each column, please give a total figure for all the countries for which you will be providing data for the “year ending” periods that you selected in answer to EU0.1.

Year	Nameplate capacity (MW)	Production (GWh)	Absolute emissions (metric tonnes CO2e)	Emissions intensity (metric tonnes CO2e/MWh)
2008	6,572	33,413	239,275	0.0072
2013	6,872	27,299	141,194	0.0052
2018	8,603	46,656	167,078	0.0036

EU2 Individual country profiles

EU 2.1 Please select the energy sources/fuels that you use to generate electricity in Brazil.

☐ Coal - Hard

☐ Lignite

☒ Oil & Gas (excluding CCGT)

☐ CCGT

☐ Nuclear

☐ Waste

☒ Hydro

☒ Other renewables

☒ Other

Complete the table below for the selected periods in question EU0.1 for oil & gas (excluding CCGT).

Year	Nameplate capacity (MW)	Production (GWh)	Absolute emissions (metric tonnes CO2e)	Emissions intensity (metric tonnes CO2e/MWh)
2008	131	205	239,275	1.1672
2013	131	168	130,714	0.7804
2018	131	202	157,340	0.7789

Complete the table below for the selected periods in question EU0.1 for hydro.

Year	Nameplate capacity (MW)	Production (GWh)
2008	6,387	32,777
2013	6,639	26,636
2018	9,342	45,823

Complete the table below for the selected periods in question EU0.1 for other renewable resources (wind).

Year	Nameplate capacity (MW)	Production (GWh)
2008	1	0
2013	49	183
2018	77	231

Complete the table below for the selected periods in question EU 0.1 for other sources (blast furnace gases, tar, and other waste gases generated in steel industrial processes).

Year	Nameplate capacity (MW)	Production (GWh)	Absolute emissions (metric tonnes CO2e)	Emissions intensity (metric tonnes CO2e/MWh)
2008	53	430	0	0.0000
2013	53	313	10,480	0.0335
2018	53	400	9,738	0.0243

Enter the values for all the sources mentioned above for the country referring to the periods selected in question EU 0.1.

Year	Nameplate capacity (MW)	Production (GWh)	Absolute emissions (metric tonnes CO2e)	Emissions intensity (metric tonnes CO2e/MWh)
2008	6,572	33,413	239,275	0.0072
2013	6,872	27,299	141,194	0.0052
2018	8,603	46,656	167,078	0.0036

EU3 Renewable electricity sourcing regulations

EU 3.1 In certain countries, e.g. Italy, the UK, the USA, electricity suppliers are required by regulation to incorporate a certain amount of renewable electricity in their energy mix. Is your organization subject to such regulatory requirements?

No.

EU4 Renewable electricity development

EU 4.1 Please give the contribution of renewable electricity to your organization’s EBITDA (Earnings Before Interest, Tax, Depreciation and Amortisation) in the current reporting year in either monetary terms or as a percentage.

Please give:	Monetary figure	%	Comment
Renewable electricity’s contribution to EBITDA	R$ 2.932 billion	—	—

EU 4.2 Please give the projected contribution of renewable electricity to your organization’s EBITDA at a given point in the future in either monetary terms or as a percentage.

Please give:	Monetary figure	%	Year	Comment
Renewable electricity’s contribution to EBITDA	—	40%	2020	It is expected that the fraction of renewable source in the organization’s generation matrix will remain the same.

EU 4.3 Please give the capital expenditure (capex) planned for the development of renewable electricity capacity in monetary terms and as a percentage of total capex planned for power generation in the current capex plan.

Please give:	Monetary figure	%	End year of capex planning	Comment
Capex planned for the development of renewable energy	R$1,270,767,000.00	76.00%	2017	In the current Capex plan, substantial investments are planned for the Generation business, in which 98% of the electricity is generated from renewable sources.

Sign off

Name	Job title	Corresponding job category
Mr. Arlindo Porto Neto	Executive Vice President	Director on Board

13.       Market Announcement: XIX Annual Meeting Cemig - Apimec — Presentation

Belo Horizonte, May 26, 2014 Presented by: Nelson Benício Marques Araújo Challenges of operating in a water scarcity scenario

THEMES 1. CURRENT SITUATION The rainy season and flow volumes Storage Marginal cost of operation 2. RELEVANT ISSUES Itaipu, Ilha Solteira, Três Marias Demand peaks, blackouts, use of the thermal plants 3. OPERATIONAL REPERCUSSIONS 4. MAINTENANCE REPERCUSSIONS 5. CONCLUSIONS 2 OPERATIONAL CHALLENGES with water scarcity

CURRENT SITUATION 3 OPERATIONAL CHALLENGES with water scarcity

Rainy season map Relevant Brazilian river basins received below average rainfall from November 2013 through April 2014 4 CURRENT SITUATION OPERATIONAL CHALLENGES with water scarcity

Water for energy – hydrology cycle 5 CURRENT SITUATION Evaporation Reservoir Rain Glaciers Melt Surface evaporation Surface flow Surface Infiltration Rock fractures Underground flow Inflitration Water flow River bottom Inflitration Discharge Undergound OPERATIONAL CHALLENGES with water scarcity

Natural Affluent Energy in Brazil’s regions Natural Affluent Energy (Energia Afluente Natural, or ENA) is the term used in Brazil for the total energy produced by the various sources flowing into a reservoir. 3rd worst ever 2º pior 18th worst ever pior In Brazil’s Southeast and Northeast sub-systems, the month of February typically has the highest value of ENA 6 Southeast South Northeast North 2nd worst ever Worst ever Feb. 2014, expected Lowest ever, Feb. CURRENT SITUATION OPERATIONAL CHALLENGES with water scarcity

 Storage levels 37,5 41,9 CEMIG 2014 2001 São Simão 40% 57% Emborcação 36% 27% Nova Ponte 23% 19% Três Marias 16% 30% Irapé 60% * Camargos 16% 32% 7 CURRENT SITUATION OPERATIONAL CHALLENGES with water scarcity 2013 2014 2001

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RELEVANT ISSUES 9 OPERATIONAL CHALLENGES with water scarcity

Itaipu reservoir Rio Paraná Basin The Itaipu Plant is the last cascade of the Paraná River and is connected by water to 12 of Cemig’s plants 10 RELEVANT ISSUES OPERATIONAL CHALLENGES with water scarcity

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Navigation at llha Solteira and Três Irmãos plants Rio Paraná Basin The 6-mile Pereira Barreto channels links the reservoirs of Ilha Solteira and Três Irmãos hydro plants 12 Basin of Rio Tietê Basin of Rio Grande Basin of Rio Paranaíba Basin of Rio Paranapanema OPERATIONAL CHALLENGES with water scarcity RELEVANT ISSUES

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 Três Marias – with reduced outflow 350 m3/s from March 5 300 m3/s From March 17 250 m3/s From March 27 4.5% 15 % of capacity Inflow from upstream Turbine outflow OPERATIONAL CHALLENGES with water scarcity RELEVANT ISSUES

Consumption: maximum demand 16 Demand levels in Brazillan Grid, Jan. 1–Apr. 21, 2014 OPERATIONAL CHALLENGES with water scarcity RELEVANT ISSUES 10/01: 79.962 MW 21/01: 81.591 MW 22/01: 82.306 MW 23/01: 83.307 MW 29/01: 83.962 MW 03/02: 84.331 MW 05/02: 85.708 MW 35.000 45.000 55.000 65.000 75.000 85.000 95.000 MW Demanda Máxima Instantânea - SIN

Consumption – Underfrequency, and “Blackout” Blackout 17 Feb.> Feb.> Frequency, Hz, recorded in Cemig’s AGC – Automatic Generation Control OPERATIONAL CHALLENGES with water scarcity RELEVANT ISSUES Duration Duration Duration Disturbance in grid Duration Duration

Thermoelectric plants generation Thermal capacity in 2001: 4,400 MW 18 Thermal plants dispatch, Jan 1–May 14, 2014 Average MW OPERATIONAL CHALLENGES with water scarcity RELEVANT ISSUES

OPERATIONAL REPERCUSSIONS 19 OPERATIONAL CHALLENGES with water scarcity

Power loss due to reduced levels 20 Available Restriction Due to levels OPERATIONAL REPERCUSSIONS OPERATIONAL CHALLENGES with water scarcity

Reducing generation (or ‘Null Generation’) This is a “non-usual” operation, in which plants with low load are disconnected to make best use of thermally-generated supply 21 OPERATIONAL CHALLENGES with water scarcity OPERATIONAL REPERCUSSIONS

Partnering with the ONS* to comply with the requests 22 Reducing generation (or ‘Null Generation’) * ONS = National System Operator OPERATIONAL CHALLENGES with water scarcity OPERATIONAL REPERCUSSIONS

23 Reducing generation (or ‘Null Generation’) OPERATIONAL CHALLENGES with water scarcity OPERATIONAL REPERCUSSIONS

Multiple uses “Heterodox” operation of reservoirs has significant impact on other uses and adverse environmental aspects. Complex negotiation with communities, local governments, regulatory agencies and the Public Attorneys’ Office can be involved. Reservoir at Lavras Reservoir at Perdões 24 OPERATIONAL CHALLENGES with water scarcity OPERATIONAL REPERCUSSIONS

Multiple uses Reduction of the minimum outflow from the Três Marias hydro plant – at the São Francisco River. Jaíba: A longstanding irrigation project Pirapora: Due to irrigation, a major tropical fruit producer 25 OPERATIONAL CHALLENGES with water scarcity OPERATIONAL REPERCUSSIONS

MAINTENANCE REPERCUSSIONS 26 OPERATIONAL CHALLENGES with water scarcity

Cemig maintenance Emphasis on Reliable Engineering Computerized management using SAP/PM Reliability-Centered Maintenance (RCM): specific maintenance for equipment to avoid functional failure Constant asset monitoring Dedicated planning and engineering team 27 MAINTENANCE REPERCUSSIONS OPERATIONAL CHALLENGES with water scarcity

Originated in industries that have zero tolerance of failure: Nuclear plants, airlines / aircraft, submarines. Fundamental tool: Solid and reliable database regarding equipment life Approaches: Qualitative: Study all failure types and their consequences for the system. This is the approach used in reliability-centered maintenance. Quantitative: Measuring number of failures, stoppage time and costs associated with maintenance and production loss. This is a statistical approach, in which the system is modelled by the distribution probability of a failure. 28 OPERATIONAL CHALLENGES with water scarcity MAINTENANCE REPERCUSSIONS Reliable Engineering

29 Reliable Engineering Failure rate vs. time Time Time PROBABILITIES CONSEQUENCES Failure rate Figure 1: ‘Bath’ curve Useful life Time Premature failures End of useful life Cooling Shared load Combined bearing generator Injection system system COMBINED BEARING SYSTEM OPERATIONAL CHALLENGES with water scarcity MAINTENANCE REPERCUSSIONS Shared load Panel

RCM: Reliability-centered maintenance FMEA: Failure mode and effect analysis LDA: Life data analysis RBD: Reliability block diagram analysis RAM: Reliability, availability and maintenance 30 Functional location of equipment. Master data Maintenance planning Maintenance execution Maintenance analysis RBD Training of people involved Database – SAP – Mobile Company’s assets management Initial risk assessment Identifying failure types Assessing risks and effects Decision and strategy implementation Strategy assessment OPERATIONAL CHALLENGES with water scarcity MAINTENANCE REPERCUSSIONS Reliable Engineering

Maintenance indicators Classic indicators: Historic analysis - Availability - Failure rate - Average repair time - Energy affected by the MRA Generation Reliability Index: Future projections - Aligned classic reliability concepts with risk theories - Reflects reliability of the generation assets from business vision - Allows to forecast future condition for each generating unit - Enables ranking maintenance needs (expenses and investments) Forward (windscreen) view Rear-view mirror view 31 Generation reliability index (ICOG) OPERATIONAL CHALLENGES with water scarcity MAINTENANCE REPERCUSSIONS Plant 1 Plant 2 Plant 3 Plant 4 Plant 5 Plant 6 Plant 7 Plant 8 Plant 9 Plant 10

Operating failures research Flow without vortices Flow with vortices 32 Upstream Downstream OPERATIONAL CHALLENGES with water scarcity MAINTENANCE REPERCUSSIONS  failures to avoid reducing generation and run-off; Limiting factors: Type of rotor Net fall Cavitations and pressure oscillation (vortices) in the entry tube

Monitoring 33 PLANTS WITH MONITORING SYSTEMS Vibration Pressure Temperature Yield Flow issues Oil Magnetic flux Air gap OPERATIONAL CHALLENGES with water scarcity MAINTENANCE REPERCUSSIONS

Systematic maintenance Re-programming requests due to the current energy situation and the World Cup Engineering analysis to identify unavoidable technical maintenance Comprehension of critical cases by the System’s Operator Increase availability of contributing to the system’s GSF Planned PLANEJADO REALIZADO CANCELADO 34 Planned Realized Canceled OPERATIONAL CHALLENGES with water scarcity MAINTENANCE REPERCUSSIONS

CONCLUSION 35 OPERATIONAL CHALLENGES with water scarcity

Storage level projections by the ONS* Expectations for storage levels in the Southeast 36 ** MLT = % of [Médio de Longo Termo (long-term average)] of water inflow to reservoirs. ** * ONS = National System Operator CONCLUSION OPERATIONAL CHALLENGES with water scarcity

37 * ONS = National System Operator Storage level projections by the ONS* Expectations for storage levels in the Northeast ** % MLT = Percentage of average long-term inflow to reservoirs ** CONCLUSION OPERATIONAL CHALLENGES with water scarcity

Efficient Operation Climate / weather forecasts Flow forecast Social / environmental restrictions Plant availability Efficient Operation Less run–off More generation 38 CONCLUSION OPERATIONAL CHALLENGES with water scarcity

Efficient Operation 39 % of capacity Generation (average MW) Actual volumes Optimized volumes Actual generation Optimized generation –––––––––––––––––––––– 2010 ––––––––––––– –––––– 2011 ––––––––– CONCLUSION OPERATIONAL CHALLENGES with water scarcity May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr

New dilemma for the Operator 40 Use water Save thermal generation Save water Use thermal generation Shortage Run-offs / High cost CONCLUSION OPERATIONAL CHALLENGES with water scarcity déficit OK Usar Água Economizar Geração Térmica OK Vertimento / c usto elevado Economizar Água Usar Geração Térmica

At the present moment, the Operator has no option to save. 41 New dilemma for the Operator Use water Save thermal generation Save water Use thermal generation Load reduction Load reduction CONCLUSION OPERATIONAL CHALLENGES with water scarcity Corte de carga Corte de carga Usar Água Economizar Geração Térmica OK OK Economizar Água Usar Geração Térmica

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Cemig D – Technical Responses to the Regulatory Framework Belo Horizonte, May 26, 2014 Presented by: Ronaldo Gomes de Abreu 1 Distribution and Sales ( DDC ) Business Unit

Balance of Distribution Business Sustainable maximization of the economic and financial results, supported by rigorous compliance of its regulatory requirements: Balance in management (operations & risks) 2 of 15 Sustainable financial results Compliance with regulatory requirements

3 of 15 Complying with Provisional Measure 579/2012 and Third Cycle Tariff Review Themes discussed and prioritized in managing the distribution company:

Management model – Target Contracting Contribution Panel for Executive Board, General Managers and Managers of Distribution/Sales Mission, Vision, Values, and the Long-Term Strategic Plan; Strategic guidelines Contracting of Management ‘sTargets Contribution/Contracting of Teams’ Targets 4 of 15 Technician Electrician 1 Electri Supervisor Electrician 2 Gerência: Período: Avaliado: Superior: Peso Tópico Avaliado 1 2 3 4 5 % Resultado Avaliação Res.Pond 10,00 20,00 30,00 40,00 50,00 15% 50,00 5 0,75 5,00 4,00 3,00 2,00 1,00 15% 1,00 5 0,75 1,00 ---- --- --- 0,00 15% 0,00 5 0,75 1,00 ---- --- --- 0,00 15% 0,00 5 0,75 Produtividade 5,20 5,85 6,50 7,15 7,80 15% 5,00 1 0,15 Custo 35,00 30,00 25,00 20,00 15,00 10% 5,00 5 0,50 Comportamento 1,00 ---- --- --- 0,00 15% 0,00 5 0,75 100% 4,40 Acidente com Pessoal Próprio da Equipe - Com Afastamento Homem Hora Inspecionado Quantidade de Acidentes com Veículos da Equipe- Responsabilidade do Condutor CEMIG. Segurança Nº de Multas de Trânsito da Equipe - Responsabilidade do Empregado Desempenho Administrativo % de Horas Extras realizadas pela Equipe Digitar nome do Técnico/Encarregado Digitar nome do Supervisor/Encarregado Avaliação Final (Soma) TOTAL Metas Planejadas Escala de Mensuração - Meta em Azul Realizado Data: Indicador Número de US´s produzidas por grupamento de eletricistas do Técnico responsável Contrato de Metas (Técnicos/Encarregados) 01/01/2010 a 31/12/2010 Data:

Seek greater efficiency in investments through: Integrated planning among all Distribution process, following regulatory limits and financial/economic balance. Permanent assessment and risk management. Analysis impact seeking investments that will contribute to operational cost reductions. Seeking group’s synergies, highlighting the work done with Light to standardize technical specifications and acquisitions of equipment and materials. 5 of 15 Theme: Investment focus on Capital Remuneration and Depreciation

Investments made in 2013 of approx. R$ 0.9 billion Construction, expansion, overhaul/updating and improvements in 20 distribution substations (157 MVA); Expansion and strengthening of 310 km of distribution lines; Works to modernize remote control in 60 substations; Expansion and strengthening 2,396 km of distribution network; Installation of 12,300 transformers in the distribution network; and Connection of 280,000 new consumers. Investments planned for 2014–17 of approx. R$ 3.0 billion Construction, expansion, overhaul and improvements in 63 distribution substations (556 MVA); Expansion and strengthening 868 km of distribution lines; Expansion and strengthening 10,087 km of distribution network; Improvement of service to 147 municipalities with the ‘Energia En Dobro’ (‘Twice the Energy’) Program; and Connection of one million new consumers. Realized and planned investments examples: 6 of 15 Investment focus on Capital Renumeration and Depreciation

Reduction of 21% in same period Reduction of 22% in same period Improvement Reduction of 13%, 2010–2013 * PMSO: Personnel, Materials, Sales & Others. ** ( Constant June 2013 R$ ) 7 of 15 Operational Efficiency within the Tariff Structure

System operation support software Novo SCADA Evolution with sustainability New GIS system to replace the present systems in Cemig and Light New Scada System Unifying the commercial management systems of Cemig and Light Substations evolution: Up to 60% reduction of occupied area Reduction of implementation time Higher reliability New Centro 2 Substation, Belo Horizonte 8 of 15 Conventional substation GIS Substation Operational efficiency within the Tariff Structure

Initiatives: Optimization in 2013 of the Executive Board organizational structure, 18% reduction in managerial positions, and declining from 71 to 58 with savings of R$ 5.7 million/year; Optimization of own staff structure, reducing own personnel by 10% between 2011 and 2013, through the simplification and automation of processes, centralization of activities, and voluntary retirement program; Optimization of Buildings Infrastructure, reducing owned buildings by 10%, and rented buildings by 28% between 2011 and 2014; and Modernization and optimization of owned and leased vehicle fleet, and reducing the number of vehicles by 7% between 2011 and 2014. 9 of 15 DDC Dept: No. of employees DDC Dept: Buildings DDC Dept: Vehicle fleet Own Leased Own Leased Improvement Operational efficiency within the Tariff Structure

Better Better SAIDI and SAIFI: Average improvement (reduction) of 13.11% between 2012-2013 ‘X Factor’ reduction and positive adjustment in ‘Portion B’ of approx. R$ 20 million (2014). 10 of 15 Aneel 2014 Target: 11.92 Aneel 2014 Target: 8.65 Compensation reduction of 20% below 2013 and of 33% (R$ 12 million) below 2012 Asset Renewal Policy and Quality Compliance with Cemig D Requirements SAIDI target SAIDI SAIDI SAIFI target SAIFI SAIDI SAIDI SAIFI

Initiatives: Investments of approximately R$ 4.0 billion in past five years – highlighting: Renovation of high, medium and low voltage assets; Interconnection works for greater operational flexibility; Doubling feeds in key municipalities; and 11 of 15 Systematic, segmented pruning of trees in contact with the network in urban areas; Improvements in procedures at the Operations Center, increasing productivity, and reducing average service response time; and Improvements in support software for operation system. 50% expansion in remote-controlled equipment (automatic network restart), contributing to reduce outage time; Asset Renewal Policy and Quality Compliance with Cemig D Requirements Remote control: Total number of equipment

12 of 15 New system for client ‘disqualification’ increasing to R$ 141.93 million in 2013 (86% paid at sight). More intense administrative collection, recovering R$ 17.3 million in 2013. Improvement in selection of inspection targets of consumer units: Delinquency and Non-Technical Losses Results of consumer ‘disqualification’ strategy – accumulated total More than 85% paid in cash Paid Installments Total recovered Million Productivity increase of 488% (kWh/inspection, and R$/inspection). Electricity recovery of R$ 25 million in 2013.

2013 RESULTS A big challenge Transform our technical results into better quality perception by clients Concession Clients’ Satisfaction 13 of 15 * IASC = Aneel Consumer Satisfaction Index.

COFFEE WITH CEMIG Teatro of Luz CEMIG IN THE SQUARE E-mail Branches Virtual Branch Social networks Branch in the pocket Call Center SMS Chat CLIENT SERVICE CHANNELS 14 of 15 Theater of Light (Teatro da Luz) Cemig in Schools Cemig: ever closer to you. Concession Clients’ Satisfaction Cemig Consumer Week

15 of 20

The Igarapé Thermal Plant Juatuba, May 27, 2014 Presented by: Roni Diniz

[LOGO]

Schedule for May 27, 2014 • Reception at UTE plant • Presentation • Electricity generation options • Feature of Igarapé plant • Capital expenditure • Staff inforamtion • Financial information • Plant Site Visit – 9.30 to 11 a.m.

Electricity industry: Sources and distribution Hydroelectric Transmission Industrial consumer Thermoelectric Distribution network Substation Wind plant Residential consumer Commercial consumer plant plant lines Generation Transmission Distribution

 The thermal plant produces energy from the heat generated by burning fuels and other sources of heat. The Igarapé plant burns heavy fuel oil (known in Brazil as OC 1A). Pressure of steam from heated water move, which drives a generator. Fuel: Heavy fuel oil Consumption: 30 ton/hour Steam output: 410 ton/hour Temperature: 540° C Pressure: 132 kgf/cm2 Igarapé thermal plant characteristics Condenser Boiler Water Turbine Steam Generator Turbine Steam Furnace

 Boiler Steam Rotor Generator Burns fuel Superheated Temperature: 540° C Pressure: 132 kgf/cm2 Rotation: 3,600 rpm Power: 131 MW Installed generation capacity: 131 MW Nº of units: 01 Start of operation: July 31, 1978 Concession: August 13, 2024 Physical guarantee: 71.3 MW Igarapé thermal plant characteristics

Importance to the Brazilian Grid The plant is dispatched when Brazil’s reservoirs are at critical levels. It supplies power in the winter to neighboring countries (Uruguay, Argentina). It supplies reactive power to Cemig’s system when the synchronous motors of the Neves and Taquaril substations are in maintenance, and also to the national grid at demand peaks (increase of active power transmission capacity – bus voltage). It supplies power to the grid in the event of accidents (e.g. transmission line tower falls). 131 MW (installed capacity) – At maximum load Igarapé suppplies 900,000 homes (average consumption 145 kWh/mh) – it serves approximately 3.6 million people. Igarapé thermal plant characteristics

XIX Encontro Anual CEMIG-APIMEC
Igarapé thermal plant characteristics

Steam turbine generator with Regenerative Rankine Cycle


High pressure turbine
Medium pressure turbine
Low pressure turbine
Generator
HPT
MPT
LPT
SH
RH
ECO
Condenser
Boiler
SH = Superheater
RH = Reheater
ECO = Economizer
High pressure heater 2
High pressure heater 1
DEAERATOR
Boiler Feed pump
Low pressure heater 2
Low pressure heater 1
Condensate extractor pump
Water treatment
Water pre-treatment
Water tank
Water intake

CEMIG

Closeup of the boiler Links to exit on other side Igarapé thermal plant characteristics Links to exit of other air heater Oil Drum HPT = High pressure turbine MPT = Medium pressure turbine Atomized vapor SH = Superheater RH = Reheater Preheating of air Regen - era - tive air heater (2x60%) Forced air ventilator (2x60%) To HPT From HPT Links to outlet from other forced air ventilator SH ceiling Air chamber Economizer Recirculation ventilator

Fuel delivery

Dispatching Igarapé – Oil 4000 Trucks 20 m length 80 KM

Dispatching Igarapé – Water Demineralized water Drinking water PH 5.5 to 7.0 7.0 to 8.5 Conductivity (µS/cm) < 2.0 < 3,000 Silica (mg/ml) < 0.02 < 130 Demineralized water: Water-free minerals is used for steam generating processes.

Igarapé – operational history: 1997–2013 Exports to Argentina Availability at record levels. Rationing of electricity. Low reservoir levels Supply to Brazil’s Southern Region Operation to meet increasing demand In 2014 so far: 2,475 hours

Capital expenditure investment Revitalization – Board Spending Decision (CRCA) 028/2012: Of the budgeted amount of R$ 51,000,000, R$ 32,472,783 have already been invested as of November 2013 and capitalized in December 2013. Boiler Turbo generator Static excitement system Electrostatic precipitator Auxiliary systems Others

Electrostatic precipitator: similar operating unit installed in European plant Capex

Igarapé: electrostatic precipitator construction

Staff at Cemig’s Thermal Generation Management Unit (MG/UT) Total employees at MG/UT: = 60 Manager – 1 Integrated Management System – 2 Management and infrastructure – 2 Eletrical and electronics – 9 Operation – 25 Coordination and Planning – 3 Revitalization - 4 Mechanical – 13 Barreiro Thermal plant –2 Mineirão Solar Plant – 1

Current headcount: 163 people Unit staff: 59 Conservation and cleaning: 13 Property security: 11 Rejem: 06 MPC: 12 Hamon: 62 Fixed staff Contractors: Variable number of people depending on works

Financial information Highlights: Start of operation: Jan. 23, 2014 CVU : R$ 645.30 / MWh PLD* : R$ 410.67/MWh Revenue: PLD + ESS** = Variable Unit Cost (CVU) Calculated at the close of May 23,2014 CVU : R$ 761.76/MWh PLD : R$ 822.83/MWh Revenue = PLD * PLD = Spot price; ** ESS = System Service Charge Igarapé Thermal Plant 2014 Expected figures, Jan. 23 – May 23, 2014 REVENUE / EXPENSE R$ Estimated expected revenue 228,310,982 Pasep tax – 1.65% 1,799,895 Cofins tax – 7.6% 8,290,424 RGR levy – 2.5% 5,707,775 Net profit 212,512,889 Fuel oil / Diesel (consumed) 119,026,308 Material (Chemical products, H ) 200,142 Overtime (maintenance) 138,126 Maintenance (overhauls) 1,866,113 Corporate income tax (25%) 22,820,550 Social contribution tax (9%) 8,215,398 OVERALL TOTAL 60,246,252 Credit for ICMS tax (based on loss of 30% of the 18% recoverable) 14,997,315 Total 75,243,566 2

Investor Relations Telefone: (55-31) 3506-5024 Fax: (55-31) 3506-5025 Email: ri@cemig.com.br

Belo Horizonte, May 26, 2014 Presented by: José Carlos De Mattos The Gas Division (DGA)

The ‘Integration’ Gas Pipeline: Natural gas for Minas Gerais’s Center-West and the Minas Triangle Completion scheduled to coincide with the startup of Nitrogen Fertilizers Unit (‘UFN-V’) – November 2016. Planned investment: Approximately R$ 2 billion. Gas pipeline: Length of approx 500km and a capacity of 3 million m³/day. Largest gas distribution pipeline in Brazil. Petrobras UFN-V Ammonia Plant Gas transport pipeline Present distribution system Expansion ‘Integration’ Pipeline Under study THE ‘INTEGRATION’ PIPELINE

The São Francisco Basin

Growth path Concession Residential and Commercial Virtual pipeline State penetration Natural gas vehicle The ‘Integration’ Pipeline Develop from wholesale to retail Overcome obstacles imposed by the size of Minas Gerais State Greater environmental benefits with savings for end user Center-West Upper Paranaíba Minas Triangle Natural Gas exploration in the São Francisco Basin

Comparison: Brazil, Argentina and the USA USA: Growth in natural gas production (billions of m3 / year ): 2003: 565 (In Brazil: 10) 2013: 725 (In Brazil: 18) Production of shale gas (billions of m3 / year ): 2000: 40 2013: 360 In 2000, 27,001 wells were drilled in the USA (the lowest annual total until 2013). In 2008 49,385 wells were drilled. In February 2014 the USA had 1,156,870 wells “in production”. Investments in shale gas in 2008–2012: US$ 133.7 billion – 20% of this was foreign investment. ARGENTINA: Vaca Muerta Formation: Total of 200 wells by end of 2014. Current daily production (April 2014): 19,000 boe (The formation has production of oil and gas – both are expressed in barrels of oil equivalent. If this production were all gas, it would be 3.2 million m3/day.) Investments in 2013: US$ 2.17 billion. Expected to increase by 50% in 2014. BRAZIL: Total number of wells drilled in Brazil from 1922 to Dec. 31, 2013: 27,305 São Francisco Basin - 34 exploratory wells drilled. - 27 wells with indications of gas.

Investor Relations Telefone: (55-31) 3506-5024 Fax: (55-31) 3506-5025 Email: ri@cemig.com.br

Making Processes More Efficient Integrated Logistics of Materials and Transportation of Special Cargo Belo Horizonte, May 26, 2014 Presented by: Frederico Pacheco de Medeiros

XIX Encontro Anual CEMIG-APIMEC

Making operation processes more efficient:
Integrated logistics of materials and transportation of special cargo


Route 2
Route 3
Route 7
Route 4
Route 5
Route 6

- **Reception logistics: Transport equipment from factories to distribution centers and subcontractors (Purchases made CIF)**
- **Distribution logistics: Transport equipment for construction contractors, maintenance and expansion of the electrical system of the company**
- **Reverse logistics for materials (end-of-works materials)**
- **Warehouse / storeroom logistics – unloading, processing, storage, safeguarding, separation, loading, shipping**

Fleet equipment logistic challenges at Cemig

- ✓ Approx. 160 Cemig employees (2011)
- ✓ 242 hired Contractors (2011)
- ✓ 35 management contractors dedicated to logistics processes
- ✓ Building infrastructure of approx 283,000 m², with low vertical warehouse space
- ✓ Annual traffic of approx. 22,500 tons of materials and 65,000 electrical poles
- ✓ Fleet of forklifts with high depreciation level
- ✓ Use of cargo vehicles with no age limit

COMMITMENT TO AN EFFICIENT LOGISTICS PROCESS

CEMIG

Vision – Integrated Operation Logistics After contracting Logistics Operator Effective adjustment of own Employees (160 employees) Integrated Operation Logistics Management (26 Employees) Operation NOT optimized (35 Service Contracts) Integrated Logistics Operation (01 Contract) Making operation processes more efficient: Integrated logistics of materials and transportation of special cargo Management Price Service Level ADDITION OF VALUE

 Adding Value – Logistics Operator Strategy Value Levers Reduction in cost / year Efficiency in the occupation of storage area; Minimization of Cemig’s overhead cost; Increased productivity; Improved service level; Largest Company with greater know-how in logistics solutions; Greater flexibility and response to unplanned demands; Rapid replacement of technical / infrastructure staff; Reduced investment in logistics infrastructure; Responsible for inventory accuracy; Obtaining multiple services into a single contract; Focus on core business. Integrated Operation Logistics 39% Required efficiency Delivery time 7 days Process efficiency improvement 46 % Previous efficiency Delivery time 15 days Making operation processes more efficient: Integrated logistics of materials and transportation of special cargo Post - implementation of Logistics Operator

Investor Relations Telefone: (55-31) 3506-5024 Fax: (55-31) 3506-5025 Email: ri@cemig.com.br

Belo Horizonte, May 26, 2014 Presented by: Luiz Henrique Michalick Department of Institutional Relations and Communication

Classificação: Reservado CEMIG’S 2014 RATE ADJUSTMENT CAMPAIGN

Classificação: Reservado Strategy to combat congressman’s campaign against Cemig

Classificação: Reservado The 2013 Tariff Adjustment In 2013, Cemig began to mitigate criticisms and provide clarification to its consumers

2014: Strategy implementation to present further details to the public Press conference; internal publication to employees Information disclosure through social networks New campaign on rates  The 2014 Tariff Adjustment

Classificação: Reservado Conflict The PT (Workers’ Party) filed a legal complaint against Cemig to remove the campaign off air. The Minas Gerais Regional Electoral Appeal Court refused to grant an injunction. The federal government entered the dispute with a campaign to combat Cemig’s campaign. Aneel’s video

Investor Relations Telefone: (55-31) 3506-5024 Fax: (55-31) 3506-5025 Email: ri@cemig.com.br

14.  Market Announcement: XIX Annual Meeting Cemig x Apimec – Market and Guidance 2014-2018

CEMIG GT – Supply and demand balance in the National Grid Belo Horizonte, May 27, 2014 Presented by: Marcus Vinícius de Castro Lobato

Brazil’s National Grid (Sistema Interligado Nacional – SIN) Source: PMO, May 2013; Analysis: Cemig, Assumes: (i) GDP growth of 4.5% in 2013–2017 (1st four-monthly revision, 2013). (ii) Excludes thermal projects that sold eletricity in new-built energy auctions that were not built. Surplus % Surplus, MW Reserve Thermal Hydro Market 2013 Forecast

Brazil’s National Grid Surplus % Surplus, MW Reserve Thermal Wind Hydro Market Source: PMO, May 2014; Analysis: Cemig, Assumes: (i) GDP Growth of 4.8% from 2014–2018 (1st four-monthly revision, 2013). (ii) Excludes thermal projects that sold eletricity in new-built energy auctions that were not built. 2014 Forecast

CEMIG GT: Balance of supply and demand Components Own resources * Probable renewals (*) Excludes Hydroelectric Plants with second concession period expiring in coming years. Maintains the Jaguara, São Simão and Miranda plants. Average MW Excess production and secondary supply transacted in spot market in 2013 Available for Sales or Trading Intermediation of Contracts Regulated Market Sales (to distributors) Free Market Sales (free consumers, and traders) Operational Agreement

Components Own resources * Probable renewals CEMIG GT: Balance of supply and demand (*) Excludes Hydroelectric Plants with first or second concession period expiring in coming years. Average MW Available for Sales or Trading Intermediation of Contracts Regulated Market Sales (to distributors) Free Market Sales (free consumers, and traders) Operational Agreement

Components Own resources* Need for replenishment to meet sales already made ** Average MW Excess production and secondary supply transacted in the spot market in 2013 CEMIG GT: Balance of supply and demand Available for Sales or Trading Intermediation of Contracts Regulated Market Sales (to distributors) Free Market Sales (free consumers, and traders) Operational Agreement (*) Excludes Hydroelectric Plants with first or second concession period expiring in coming years.

Components Own resources * Probable renewals Average MW Excess production and secondary supply transacted in the spot market in 2013 Available for Sales or Trading Intermediation of Contracts Regulated Market Sales (to distributors) Free Market Sales (free consumers, and traders) Operational Agreement CEMIG GT: Balance of supply and demand (*) Excludes Hydroelectric Plants with first or second concession period expiring in coming years.

Investor Relations Telefone: (55-31) 3506-5024 Fax: (55-31) 3506-5025 Email: ri@cemig.com.br

Guidance, 2014–2018 Belo Horizonte, May 26, 2014 Presented by Emílio Castelar P. Pereira

 Disclaimer Cemig Guidance for 2014–2018 Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations. These expectations are based on the present assumptions and analyses from the point of view of our Senior Management, in accordance with their experience, and also on factors, such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control. Important factors that can lead to significant differences between actual results and the projections about future events or results include alterations that may be considered necessary in Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and electricity markets, uncertainty on our results from future operations, plans, and objectives, and other factors. Because of these and other factors, the real results of Cemig may differ significantly from those indicated in or implied in such statements. The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation. To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by the Company, we recommend consulting the section Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) and in the 20-F Form filed with the U.S. Securities and Exchange Commission (SEC). 2

MAIN ASSUMPTIONS FOR GUIDANCE 2014 – 2018

In line with Cemig’s Long-term Strategic Plan: Cemig will continue to grow over the long term. Possible reductions in Ebitda arising from Law 12783/2013 (enacted January 11, 2013, from Provisional Measure 579, of September 11, 2002) may result in significant changes or growth speed. We will adopt several initiatives to achieve the intended result, such as operational efficiency, synergy gains and growth, either through acquisitions or interest participation in new projects, to compensate for the effect related to the non-renewal of the concessions of Jaguara, São Simão and Miranda hydroelectric plants. Thus, we expect, that the current growth path presented will at least preserve the present level of Ebitda (*). We will present two separate projections, considering both possibilities: the renewal or non-renewal of the concessions referred above. Cemig believes the concessions will be maintained, as it is stated in the signed concession contract. 4 (*) This refers to Ebitda on the Internal Management Accounting basis: which includes all the minority interests. Main assumptions for guidance 2014 –2018

The following are described proactive initiatives to overcome challenges: Operational efficiency: We will continue to aggressively seek operational efficiency in all the processes within the Group’s companies, through practices which will include: benchmarking, automation, combating fraud and delinquency, re-engineering of processes, optimization of routine, among others. Synergies: Seeking to generate additional synergies within the companies of the Group, specially Light, with which Cemig D (Distribution) is developing a formal operations program that began in 2013. Workforce adjustment program: The objective is that the operational processes are, in terms of cost, adjusted to generation, transmission and distribution benchmarks. It includes headcount reduction and new hirings as needed. We will seek to reduce funding costs for our projects. These and other initiatives have been considered in the preparation of the guidance 2014-2018. 5 Main assumptions for guidance 2014 –2018

Rationale behind EBIDTA: Guidance for 2014–2018 6 CONCEITUAL Os possíveis impactos da não renovação das concessões das UHEs Jaguara (2013), São Simão (2015) e Miranda (2017) serão compensados por meio de crescimento, inclusive aquisições, e de outras estratégias, tais como: comercialização de energia, eficiência operacional, adequação do capital humano, busca de sinergias e outras, nas várias empresas que integram o Grupo. Base Plants Initiatives Growth Guidance target Transactions agreed

CEMIG D

Moderate Growth for following years 8 2013 – Industry performance (exports) affected by adverse world economic trends. 2014 – Demand was depressed the year before, returning to slow growth. . Free Clients Others Commercial Industrial Residential Projected market segments, in MWh Projected market variations Captive Free Total - 10.000 20.000 30.000 40.000 50.000 60.000 2012 2013 2014 2015 2016 2017 2018 Livre Outros Comercial Industrial Residencial Mercado em GWh 3,25% 3,56% 3,62% 3,34% 3,21% 3,11% - 1,77% 2,93% 1,93% 1,31% 1,42% 1,28% 1,02% 3,29% 2,89% 2,48% 2,46% 2,35% -2,00% -1,00% 0,00% 1,00% 2,00% 3,00% 4,00% 2013 2014 2015 2016 2017 2018 Cativo Livre Total Variação Anual de Mercado

Tariff Adjustment Index: Summary of 2014 decision 9 Portion A: Increase reflects energy purchases. Portion B: Increase of approximately R$ 52 million in Portion B of the Tariff Review, arising from the Administrative Review Appeal made by Cemig requesting reassessment of the Asset Remuneration Base. The adjustment was retroactive to 2013. The increase in Portion B impacted the entire tariff cycle. Composition of Revenue (R$ bn) 2013 2014 Annual change Weight in the adjustment Portion A 5.479 6.318 Portion B 3.226 3.423 Total revenue 8.705 9.742 New revenue (2014) - R$ bn R$ 9.742 Prior year revenue (2013) - R$ bn R$ 8.705 Adjustment index (economic basis) 11.91% Financial component – 2014 4.41% Adjustment index including financial components (tariff applied) Financial components previous year and Appeal of 2013 Review AVERAGE EFFECT 16.33% -1.57% 14.76% 15.33% 9.65% 6.11% 2.26% 11.91% 11.91%

Electricity Cost Account (CVA) 2014 10 7,316 5,319 1,176 820 Actual purchase (Feb. 2014-Jan. 2015) Covered by tariff Regulated Market account (involuntary exposure + Contracts Availability) CVA electricity costs component

Investment planned for 2014 – 2018 of approx. R$ 880 million per year Investments adhere to regulatory framework requirements. Constant June 2014 R$ ’000 11 Subtotal Clients’ resources Total Total planned for 2014 – 2018 Electricity system Infrastructure and others 4,051,455 339,580 4,391,035 3,608,926 442,530

EBIDTA 2014 - 2015 CEMIG D (DISTRIBUTION) 12 (Constant June 2014 R$ million)

CEMIG GT – GENERATION AND TRANSMISSION

Declining average prices in the period, considering spot prices 14 The average price considers Cemig’s current generation plant portfolio. PLD (Spot price) June 2014 R$/MWh

15 Cash injections: Guanhães, Santo Antônio, Belo Monte, Brasil PCH, additional participation in Santo Antônio and Retiro Blanco. Investment planned for 2014 – 2018 Constant June 2014 R$ ’000 Transmission Total Generation Cash into subsidiaries Total planned for 2014–2018 225,256 1,919,111 423,249 2,567,616

EBITDA 2014 - 2015 16 CEMIG GT (GENERATION AND TRANSMISSION) (Constant June 2014 R$ million) (*) EBITDA: includes ali minority participation.

CEMIG – THE HOLDING COMPANY

18 MW Considers: Non–renewal of the Jaguara, São Simão and Miranda power plants; Cemig’s proportional interest in each of the companies. Affiliates Consolidated installed generation capacity 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Cemig GT Coligadas Sto Antônio Belo Monte Renova Light

Consolidated installed generation capacity MW Considers: Concession renewal of Jaguara, São Simão and Miranda power plants; Cemig’s proportional interest in each of the companies.

20 Acquisition / new assets – historic average: R$1.4 bn/year. Investment planned for 2014 – 2018 Total 626,514 Total planned for 2014 – 2018 Capital into subsidiaries 622,785 Other 3.728 , Constant June 2014 R$ ’000

CEMIG, CONSOLIDATED 21 - - - Lower limit considering growth Constant June 2014 R$ ’000 (*) Ebitda includes all minority participation. EBITDA* 2014 - 2015

Investor Relations Telefone: (55-31) 3506-5024 Fax: (55-31) 3506-5025 Email: ri@cemig.com.br

15.  Market Notice Dated June 5, 2014:  Lazard Asset Management reduces holding to below 5%

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Lazard Asset Management reduces holding to below 5%

In accordance with its commitment to best corporate governance practices, and in compliance with Article 12 of CVM Instruction 358 of January 3, 2002, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public as follows:

The stockholder Lazard Asset Management LLC has written to Cemig as follows:

“           In accordance with Article 12 of Instruction 358 of the Brazilian Securities Commission, Lazard Asset Management LLC informs you that:

(i)                      On May 27, 2014 the interest held by Lazard Asset Management LLC in Cia. Energética de Minas Gerais (‘Cemig’) through ADRs representing Cemig’s shares (US2044096012) corresponded to 38,439,458 shares, or 4.6% of Cemig’s total equity capital.

(ii)                   This total number of shares is the joint total of all shares held by funds and client accounts managed by Lazard Asset Management LLC.

(iii)                The disposal of shares indicated by the above information is in no way related to disposal of control of the Company, and thus does not seek to alter the management nor the composition of control of the Company, nor its operation.   ”

Belo Horizonte, June 5, 2014.

Arlindo Porto Neto

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

16.  Summary of Principal Decisions of the 596th Meeting of the Board of Directors Held on June 6, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  –  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of June 6, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 596th meeting, held on June 6, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.              Provision of a guarantee for the issue of Promissory Notes by Cemig GT.

2.              Developments in the Prothea Project.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

17.  Material Announcement Dated June 9, 2014:  Acquisition of further interest in Santo Antônio Energia 81% complete

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTE COMPANY  –  CNPJ 17.155.730/0001-64  –  NIRE 31300040127

MATERIAL ANNOUNCEMENT

Acquisition of further interest in Santo Antônio Energia 81% complete

Following the Material Announcement of March 14, 2014, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid – in accordance with CVM Instruction 358 of January 3, 2002, as amended – further informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On June 6, 2014, Andrade Gutierrez Participações S.A. (AGP) transferred 9,016,826,272 nominal preferred shares and 2,209,122,437 nominal common shares in SAAG Investimentos S.A. (‘SAAG’), corresponding to 83% (eighty three per cent) of the total capital and 49% (forty nine per cent) of the voting stock of SAAG, to Fundo de Investimento em Participações Melbourne, a fund administered by Banco Modal (‘FIP Melbourne’)(‘the Transaction’).

Cemig Geração e Transmissão S.A. (Cemig GT) and certain private pension plan entities are investors, through a structure of equity investment funds (“the Funds”) and a special-purpose company (“the SPC” – jointly with the Funds, “the Investment Structure”).

Cemig GT holds less than 50% of the NAV of the Funds and less than 50% of the voting shares in the SPC, preserving the private-sector nature of the Investment Structure.

SAAG owns 12.4% (twelve point four per cent) of the share capital of Madeira Energia S.A. (“Mesa”).

Payment of the Transaction has been divided into 2 (two) parts. The first, of R$ 734,000,000.00 (seven hundred thirty four million Reais), equivalent to 81% (eighty one per cent) of the total amount of the Transaction, was paid on June 6, 2014.  Payment of the second portion, planned to take place by August 31, 2014, is subject to subscription of a further issue of fund units by FIP Melbourne.

Put option contracts have also been signed between Cemig GT and the pension plan entities, giving those entities the right to sell their holdings in the 84th (eighty-fourth) month from today’s date.

The exercise price of the put options, for each of the pension fund entities in the Investment Structure, is equal to the amount invested by the respective entity, updated ‘pro rata temporis’ by the Expanded National Consumer Price inflation index (Índice Nacional de Preços ao Consumidor Amplo – IPCA), published by the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística – IBGE), plus 7% (seven per cent) per year, less any dividends and Interest on Equity paid by SAAG to the pension plan entities.

Cemig will keep the market opportunely and appropriately informed on the conclusion of this transaction.

Belo Horizonte, June 9, 2014

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

18. Summary of Minutes of the 567th Meeting of the Board of Directors Held on May 16, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

567TH MEETING

Date, time and place:	May 16, 2013 at 2 p.m. at the company’s head office.

Meeting Committee:	Chair:	Dorothea Fonseca Furquim Werneck;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                               Conflict of interest: The Chair asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II                            The Board approved:

a)                 The Budget for 2013, canceling and replacing Board Spending Decision (CRCA) 049/2013.

b)                 The minutes of this meeting.

III                       The Board Authorized:

a)                 Opening of Administrative Proceedings for Exemption from Tender for, and contracting of insurance companies, to supply:

• Legal Guarantee insurance, for twenty four months; and

• Bid Guarantee Insurance, and Performance Guarantee Insurance, for twelve months,

able to be extended up to a maximum total period of sixty months;

and signature, with the Insurer that issues these policies, of the corresponding counter-guarantee contract.

b)                 Signature, in the period between May 16, 2013 and December 31, 2014, of Letters of Corporate Guarantee in an amount sufficient to settle, on average, two months of invoices arising from contracts for purchase and sale of electricity entered into between electricity generators and traders at auctions, Cemig being guarantor for Cemig GT.

c)                  Contracting, on an exceptional basis, of up to twenty former employees of Cemig, Cemig D or Cemig GT, for a maximum period of six months, to work at UniverCemig as instructors, for specific-case needs of training and/or transfer of technical knowledge to employees of the Company’s workforce, provided that the request for this contracting is submitted for approval by the Workforce Monitoring Workgroup, approved by the Executive Board and recommended by the Human Resources Committee of the Board of Directors.

Av. Barbacena 1200    Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IV                       The Board ratified:

a)             The Company exceeding, in 2012, the limits specified in Sub-clauses ‘a’ and ‘b’ of Paragraph 7 of Clause 11 of the by-laws, in the form, respectively, of:

•                  the Company’s consolidated indebtedness being equivalent to 2.4 times the Company’s Ebitda (profit before interest, taxes, depreciation and amortization); and

•                  the consolidated debt ratio, namely (Consolidated Net debt / Consolidated (Stockholders’ equity + Net debt)), being 49.8%.

b)             Acquisition of Consortium Participation Units in the Capim Branco Energia Consortium, through signature, by:

•                  Suzano Papel e Celulose S.A. (Suzano) and Suzano Holding S.A. – as vendors,

•                  Cemig Capim Branco Energia S.A. (Cemig Capim Branco) and Vale S.A. (Vale), as purchasers, and

•                  Comercial e Agrícola Paineiras Ltda. (Paineiras) and Epícares Empreendimentos e Participações Ltda. (Epícares), as consenting parties –

of an agreement for purchase and sale of such Participation Units.

V                             The Board re-ratified CRCA 126/2012, approving the participation of Cemig Capim Branco in Epícares, jointly with Vale, respectively in the proportions of 30.3030% and 69.6970%, and changing the terms of sale of the power supply of Suzano and Paineiras between March 29, 2013 and the closing date.

VI                        The Board oriented the representatives of the Company at the Extraordinary General Meeting of Stockholders of Cemig Capim Branco that decides on the subject, to vote in favor of ratification of the signature, by Suzano and Suzano Holding S.A., as vendors, by Cemig Capim Branco and Vale, as purchasers, and by Paineiras and Epícares as consenting parties, of the contract for purchase and sale of Consortium Participation Units.

VII                 Comment: The following spoke on subjects and business of interest to the Company:

The Chair;
Chief Officers:	Djalma Bastos de Morais,	Fuad Jorge Noman Filho,	Guy Maria Villela Paschoal;
General Manager:	Leonardo George de Magalhães;
Secretary:	Anamaria Pugedo Frade Barros.

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck,

Djalma Bastos de Morais,

Arcângelo Eustáquio Torres Queiroz,

Eduardo Borges de Andrade,

Fuad Jorge Noman Filho,

Guy Maria Villela Paschoal,

João Camilo Penna,

Joaquim Francisco de Castro Neto,

Paulo Roberto Reckziegel Guedes,

Tadeu Barreto Guimarães,

Wando Pereira Borges,

Bruno Magalhães Menicucci,

José Augusto Gomes Campos,

Newton Brandão Ferraz Ramos,

Adriano Magalhães Chaves,

Christiano Miguel Moysés,

Lauro Sérgio Vasconcelos David,

Luiz Augusto de Barros,

Marco Antonio Rodrigues da Cunha,

Tarcísio Augusto Carneiro;

General Manager:	Leonardo George de Magalhães;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros